IN ACCORDANCE WITH RULE 202 OF REGULATION S-T,
THE COMPUTATIONAL MATERIALS ARE BEING FILED IN PAPER PURSUANT
TO A CONTINUING HARDSHIP EXEMPTION;
AND IN ACCORDANCE WITH RULE 311(i)
OF REGULATION S-T, THESE COMPUTATIONAL MATERIALS
ARE BEING FILED IN PAPER.

**SECURITIES AND EXCHANGE COMMISSION**
**WASHINGTON, DC 20549**



RECD S.E.C.
JAN 1 0 2005
1086


# FORM SE

**FORM FOR SUBMISSION OF PAPER FORMAT EXHIBITS**
**BY ELECTRONIC FILERS**



05000804


| GS Mortgage Securities Corp. (as depositor for the GSAA Home Equity Trust 2005-1 to be formed pursuant to a Trust Agreement, to be entered into relating to the GSAA Home Equity Trust 2005-1, Asset-Backed Certificates, Series 2005-1 | 0000807641 |
|---|---|
| (Exact Name of Registrant as Specified in Charter) | (Registrant CIK Number) |
| Form 8-K for January 7, 2005 | 333-120274 |
| (Electronic Report, Schedule or Registration Statement of Which the Documents Are a Part (Give Period of Report)) | (SEC File Number, if Available) |

N/A
(Name of Person Filing the Document (if Other Than the Registrant)



NY1 5644539v1



## SIGNATURES

*Filings Made by the Registrant.* The registrant has duly caused this form to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of New York, State of New York, on January 7, 2005.

GS MORTGAGE SECURITIES CORP.

By: M Gill

Name: Michelle Gill

Title: Vice President

Exhibit Index

IN ACCORDANCE WITH RULE 202 OF REGULATION S-T, THESE COMPUTATIONAL MATERIALS ARE BEING FILED IN PAPER PURSUANT TO A CONTINUING HARDSHIP EXEMPTION;
AND IN ACCORDANCE WITH RULE 311(i)
OF REGULATION S-T, THESE COMPUTATIONAL MATERIALS ARE BEING FILED IN PAPER.

Exhibit 99.1

COMPUTATIONAL MATERIALS
PREPARED BY GOLDMAN, SACHS & CO.

for

GS MORTGAGE SECURITIES CORP.

GSAA Home Equity Trust 2005-1,
Asset Backed Certificates,
Series 2005-1

**GSAA 05-1**

*Run 1*

**Assumptions**

Base Case is 100% PPC
Triggers fail day one
Forward 1 mth libor as shown below
To maturity

| | |
|---|---|
| Price B-1 | 98.33464 |
| Price B-2 | 93.52037 |

For all other assumptions please refer to the term sheet

| Period | Forward Libor | - 200 bps | +200 bps |
|---|---|---|---|
| 1 | 2.50925 | 0.50925 | 4.50925 |
| 2 | 2.66092 | 0.66092 | 4.66092 |
| 3 | 2.81700 | 0.81700 | 4.81700 |
| 4 | 2.98371 | 0.98371 | 4.98371 |
| 5 | 3.08964 | 1.08964 | 5.08964 |
| 6 | 3.19749 | 1.19749 | 5.19749 |
| 7 | 3.29294 | 1.29294 | 5.29294 |
| 8 | 3.36364 | 1.36364 | 5.36364 |
| 9 | 3.43981 | 1.43981 | 5.43981 |
| 10 | 3.50802 | 1.50802 | 5.50802 |
| 11 | 3.55960 | 1.55960 | 5.55960 |
| 12 | 3.68557 | 1.68557 | 5.68557 |
| 13 | 3.65778 | 1.65778 | 5.65778 |
| 14 | 3.70663 | 1.70663 | 5.70663 |
| 15 | 3.76197 | 1.76197 | 5.76197 |
| 16 | 3.80622 | 1.80622 | 5.80622 |
| 17 | 3.83254 | 1.83254 | 5.83254 |
| 18 | 3.85515 | 1.85515 | 5.85515 |
| 19 | 3.87991 | 1.87991 | 5.87991 |
| 20 | 3.90714 | 1.90714 | 5.90714 |
| 21 | 3.92950 | 1.92950 | 5.92950 |
| 22 | 3.95427 | 1.95427 | 5.95427 |
| 23 | 3.98480 | 1.98480 | 5.98480 |
| 24 | 4.01400 | 2.01400 | 6.01400 |
| 25 | 4.04005 | 2.04005 | 6.04005 |
| 26 | 4.05932 | 2.05932 | 6.05932 |
| 27 | 4.08045 | 2.08045 | 6.08045 |
| 28 | 4.10374 | 2.10374 | 6.10374 |
| 29 | 4.12849 | 2.12849 | 6.12849 |
| 30 | 4.15036 | 2.15036 | 6.15036 |
| 31 | 4.17316 | 2.17316 | 6.17316 |
| 32 | 4.19675 | 2.19675 | 6.19675 |
| 33 | 4.21839 | 2.21839 | 6.21839 |
| 34 | 4.24067 | 2.24067 | 6.24067 |
| 35 | 4.26295 | 2.26295 | 6.26295 |
| 36 | 4.28474 | 2.28474 | 6.28474 |
| 37 | 4.31003 | 2.31003 | 6.31003 |
| 38 | 4.33341 | 2.33341 | 6.33341 |
| 39 | 4.35626 | 2.35626 | 6.35626 |
| 40 | 4.37980 | 2.37980 | 6.37980 |
| 41 | 4.40416 | 2.40416 | 6.40416 |
| 42 | 4.42801 | 2.42801 | 6.42801 |

| **Curve Shift** | **-200 bp** |
|---|---|
| **Prepay** | 2.00x Base Case |
| | |
| Loss Severity: 40% | |
| Recovery Delay: 12 months | |
| **% Cum Loss Yield Break** | 23,225,148.29 (4.49%) |
| **CDR - Yield Break** | 5.927 |
| **% Cum Loss 1st $ Principal Loss** | 20,182,059.26 (3.90%) |
| **CDR - 1st $ Principal Loss** | 5.092 |
| | |
| Loss Severity: 50% | Do NOT explicitly calc. Int |
| Recovery Delay: 12 months | |
| **% Cum Loss Yield Break** | |
| **CDR - Yield Break** | 4.90 |
| **% Cum Loss 1st $ Principal Loss** | |
| **CDR - 1st $ Principal Loss** | 4.21 |
| | |
| Loss Severity: 60% | |
| Recovery Delay: 12 months | |
| **% Cum Loss Yield Break** | 23,406,859.85 (4.53%) |
| **CDR - Yield Break** | 3.871 |
| **% Cum Loss 1st $ Principal Loss** | 20,265,910.24 (3.92%) |
| **CDR - 1st $ Principal Loss** | 3.326 |
| | |
| Loss Severity: 40% | |
| Recovery Delay: 12 months. NO ADVANCE | |
| **% Cum Loss Yield Break** | 20,770,551.23 (4.02%) |
| **CDR - Yield Break** | 5.252 |
| **% Cum Loss 1st $ Principal Loss** | 18,011,961.93 (3.48%) |
| **CDR - 1st $ Principal Loss** | 4.508 |
| | |
| Loss Severity: 50% | Do NOT explicitly calc. Int |
| Recovery Delay: 12 months. NO ADVANCE | |
| **% Cum Loss Yield Break** | |
| **CDR - Yield Break** | 4.41 |
| **% Cum Loss 1st $ Principal Loss** | |
| **CDR - 1st $ Principal Loss** | 3.79 |
| | |
| Loss Severity: 60% | |
| Recovery Delay: 12 months. NO ADVANCE | |
| **% Cum Loss Yield Break** | 21,666,537.68 (4.19%) |
| **CDR - Yield Break** | 3.568 |
| **% Cum Loss 1st $ Principal Loss** | 18,744,575.12 (3.62%) |

| Class B-1 | | Class B-2 | | |
|---|---|---|---|---|
| bp<br>1.00x Base Case | 200 bp<br>0.50x Base Case | -200 bp<br>2.00x Base Case | bp<br>1.00x Base Case | 200 bp<br>0.50x Base Case |
| 31,663,289.77 (6.12%) | 41,040,433.45 (7.94%) | 17,858,291.10 (3.45%) | 26,196,246.34 (5.07%) | 35,695,366.21 (6.90%) |
| 4.118 | 3.148 | 4.467 | 3.323 | 2.671 |
| 27,102,181.20 (5.24%) | 35,775,788.52 (6.92%) | 15,104,169.91 (2.92%) | 22,394,520.65 (4.33%) | 31,667,614.07 (6.12%) |
| 3.452 | 2.678 | 3.74 | 2.793 | 2.327 |
| erpolate please. | | Do NOT explicitly calc. Interpolate please. | | |
| 3.40 | 2.60 | 3.70 | 2.75 | 2.21 |
| 2.85 | 2.22 | 3.10 | 2.31 | 1.93 |
| 32,273,037.88 (6.24%) | 42,446,492.50 (8.21%) | 17,976,752.56 (3.48%) | 26,689,689.34 (5.16%) | 36,918,036.33 (7.14%) |
| 2.673 | 2.049 | 2.934 | 2.175 | 1.754 |
| 27,530,920.32 (5.32%) | 36,918,036.33 (7.14%) | 15,174,546.87 (2.93%) | 22,771,274.84 (4.40%) | 32,735,173.78 (6.33%) |
| 2.249 | 1.754 | 2.46 | 1.835 | 1.537 |
| 28,007,762.25 (5.42%) | 36,271,243.99 (7.01%) | 15,958,711.40 (3.09%) | 23,150,915.86 (4.48%) | 31,527,010.55 (6.10%) |
| 3.582 | 2.721 | 3.964 | 2.897 | 2.315 |
| 23,938,114.64 (4.63%) | 31,562,834.71 (6.10%) | 13,475,757.91 (2.61%) | 19,781,749.56 (3.83%) | 27,946,604.26 (5.40%) |
| 3.006 | 2.318 | 3.317 | 2.439 | 2.02 |
| erpolate please. | | Do NOT explicitly calc. Interpolate please. | | |
| 3.01 | 2.29 | 3.34 | 2.44 | 1.95 |
| 2.53 | 1.96 | 2.79 | 2.06 | 1.71 |
| 29,627,818.88 (5.73%) | 38,896,161.41 (7.52%) | 16,645,390.80 (3.22%) | 24,488,179.88 (4.74%) | 33,851,604.04 (6.55%) |
| 2.435 | 1.858 | 2.708 | 1.983 | 1.594 |
| 25,259,734.32 (4.88%) | 33,812,823.21 (6.54%) | 14,028,659.75 (2.71%) | 20,885,057.49 (4.04%) | 30,009,859.01 (5.80%) |

| | | | |
|---|---|---|---|
| 43 | 4.45444 | 2.45444 | 6.45444 |
| 44 | 4.47735 | 2.47735 | 6.47735 |
| 45 | 4.50092 | 2.50092 | 6.50092 |
| 46 | 4.52611 | 2.52611 | 6.52611 |
| 47 | 4.54950 | 2.54950 | 6.54950 |
| 48 | 4.57471 | 2.57471 | 6.57471 |
| 49 | 4.60339 | 2.60339 | 6.60339 |
| 50 | 4.62911 | 2.62911 | 6.62911 |
| 51 | 4.65543 | 2.65543 | 6.65543 |
| 52 | 4.68229 | 2.68229 | 6.68229 |
| 53 | 4.70452 | 2.70452 | 6.70452 |
| 54 | 4.72653 | 2.72653 | 6.72653 |
| 55 | 4.74877 | 2.74877 | 6.74877 |
| 56 | 4.76847 | 2.76847 | 6.76847 |
| 57 | 4.78691 | 2.78691 | 6.78691 |
| 58 | 4.80472 | 2.80472 | 6.80472 |
| 59 | 4.82063 | 2.82063 | 6.82063 |
| 60 | 4.83866 | 2.83866 | 6.83866 |
| 61 | 4.85970 | 2.85970 | 6.85970 |
| 62 | 4.87985 | 2.87985 | 6.87985 |
| 63 | 4.90118 | 2.90118 | 6.90118 |
| 64 | 4.92163 | 2.92163 | 6.92163 |
| 65 | 4.94047 | 2.94047 | 6.94047 |
| 66 | 4.95843 | 2.95843 | 6.95843 |
| 67 | 4.97611 | 2.97611 | 6.97611 |
| 68 | 4.99278 | 2.99278 | 6.99278 |
| 69 | 5.00908 | 3.00908 | 7.00908 |
| 70 | 5.02255 | 3.02255 | 7.02255 |
| 71 | 5.03605 | 3.03605 | 7.03605 |
| 72 | 5.05057 | 3.05057 | 7.05057 |
| 73 | 5.06716 | 3.06716 | 7.06716 |
| 74 | 5.08276 | 3.08276 | 7.08276 |
| 75 | 5.10195 | 3.10195 | 7.10195 |
| 76 | 5.11578 | 3.11578 | 7.11578 |
| 77 | 5.13242 | 3.13242 | 7.13242 |
| 78 | 5.14887 | 3.14887 | 7.14887 |
| 79 | 5.16293 | 3.16293 | 7.16293 |
| 80 | 5.17819 | 3.17819 | 7.17819 |
| 81 | 5.19279 | 3.19279 | 7.19279 |
| 82 | 5.20638 | 3.20638 | 7.20638 |
| 83 | 5.21972 | 3.21972 | 7.21972 |
| 84 | 5.23381 | 3.23381 | 7.23381 |
| 85 | 5.25007 | 3.25007 | 7.25007 |
| 86 | 5.26495 | 3.26495 | 7.26495 |
| 87 | 5.28092 | 3.28092 | 7.28092 |
| 88 | 5.29554 | 3.29554 | 7.29554 |
| 89 | 5.31173 | 3.31173 | 7.31173 |
| 90 | 5.32386 | 3.32386 | 7.32386 |
| 91 | 5.33822 | 3.33822 | 7.33822 |
| 92 | 5.35223 | 3.35223 | 7.35223 |
| 93 | 5.36375 | 3.36375 | 7.36375 |
| 94 | 5.37661 | 3.37661 | 7.37661 |

| **CDR - 1st $ Principal Loss** | 3.065 |
|---|---|

| | |
|---|---|
| 2.05 | 1.592 |

| | | |
|---|---|---|
| 2.268 | 1.674 | 1.398 |

| | | | |
|---|---|---|---|
| 95 | 5.38861 | 3.38861 | 7.38861 |
| 96 | 5.40018 | 3.40018 | 7.40018 |
| 97 | 5.41675 | 3.41675 | 7.41675 |
| 98 | 5.42942 | 3.42942 | 7.42942 |
| 99 | 5.44297 | 3.44297 | 7.44297 |
| 100 | 5.45641 | 3.45641 | 7.45641 |
| 101 | 5.47028 | 3.47028 | 7.47028 |
| 102 | 5.48124 | 3.48124 | 7.48124 |
| 103 | 5.49344 | 3.49344 | 7.49344 |
| 104 | 5.50454 | 3.50454 | 7.50454 |
| 105 | 5.51440 | 3.51440 | 7.51440 |
| 106 | 5.52560 | 3.52560 | 7.52560 |
| 107 | 5.53247 | 3.53247 | 7.53247 |
| 108 | 5.54251 | 3.54251 | 7.54251 |
| 109 | 5.55520 | 3.55520 | 7.55520 |
| 110 | 5.56516 | 3.56516 | 7.56516 |
| 111 | 5.57689 | 3.57689 | 7.57689 |
| 112 | 5.58771 | 3.58771 | 7.58771 |
| 113 | 5.59871 | 3.59871 | 7.59871 |
| 114 | 5.60839 | 3.60839 | 7.60839 |
| 115 | 5.61968 | 3.61968 | 7.61968 |
| 116 | 5.62729 | 3.62729 | 7.62729 |
| 117 | 5.63620 | 3.63620 | 7.63620 |
| 118 | 5.64554 | 3.64554 | 7.64554 |
| 119 | 5.65208 | 3.65208 | 7.65208 |
| 120 | 5.66085 | 3.66085 | 7.66085 |
| 121 | 5.67136 | 3.67136 | 7.67136 |
| 122 | 5.67996 | 3.67996 | 7.67996 |
| 123 | 5.69081 | 3.69081 | 7.69081 |
| 124 | 5.70155 | 3.70155 | 7.70155 |
| 125 | 5.70822 | 3.70822 | 7.70822 |
| 126 | 5.71717 | 3.71717 | 7.71717 |
| 127 | 5.72624 | 3.72624 | 7.72624 |
| 128 | 5.73302 | 3.73302 | 7.73302 |
| 129 | 5.74002 | 3.74002 | 7.74002 |
| 130 | 5.74714 | 3.74714 | 7.74714 |
| 131 | 5.75290 | 3.75290 | 7.75290 |
| 132 | 5.76046 | 3.76046 | 7.76046 |
| 133 | 5.76554 | 3.76554 | 7.76554 |
| 134 | 5.77228 | 3.77228 | 7.77228 |
| 135 | 5.78151 | 3.78151 | 7.78151 |
| 136 | 5.78663 | 3.78663 | 7.78663 |
| 137 | 5.79538 | 3.79538 | 7.79538 |
| 138 | 5.80388 | 3.80388 | 7.80388 |
| 139 | 5.81043 | 3.81043 | 7.81043 |
| 140 | 5.81937 | 3.81937 | 7.81937 |
| 141 | 5.82780 | 3.82780 | 7.82780 |
| 142 | 5.83581 | 3.83581 | 7.83581 |
| 143 | 5.84431 | 3.84431 | 7.84431 |
| 144 | 5.85407 | 3.85407 | 7.85407 |
| 145 | 5.86553 | 3.86553 | 7.86553 |
| 146 | 5.87444 | 3.87444 | 7.87444 |

| | | | |
|---|---|---|---|
| 147 | 5.88594 | 3.88594 | 7.88594 |
| 148 | 5.89332 | 3.89332 | 7.89332 |
| 149 | 5.90202 | 3.90202 | 7.90202 |
| 150 | 5.90906 | 3.90906 | 7.90906 |
| 151 | 5.91454 | 3.91454 | 7.91454 |
| 152 | 5.92115 | 3.92115 | 7.92115 |
| 153 | 5.92276 | 3.92276 | 7.92276 |
| 154 | 5.92773 | 3.92773 | 7.92773 |
| 155 | 5.92996 | 3.92996 | 7.92996 |
| 156 | 5.93027 | 3.93027 | 7.93027 |
| 157 | 5.93922 | 3.93922 | 7.93922 |
| 158 | 5.94503 | 3.94503 | 7.94503 |
| 159 | 5.95268 | 3.95268 | 7.95268 |
| 160 | 5.95745 | 3.95745 | 7.95745 |
| 161 | 5.96315 | 3.96315 | 7.96315 |
| 162 | 5.96362 | 3.96362 | 7.96362 |
| 163 | 5.96682 | 3.96682 | 7.96682 |
| 164 | 5.96797 | 3.96797 | 7.96797 |
| 165 | 5.96597 | 3.96597 | 7.96597 |
| 166 | 5.96530 | 3.96530 | 7.96530 |
| 167 | 5.96243 | 3.96243 | 7.96243 |
| 168 | 5.95909 | 3.95909 | 7.95909 |
| 169 | 5.96286 | 3.96286 | 7.96286 |
| 170 | 5.96259 | 3.96259 | 7.96259 |
| 171 | 5.96434 | 3.96434 | 7.96434 |
| 172 | 5.96535 | 3.96535 | 7.96535 |
| 173 | 5.96602 | 3.96602 | 7.96602 |
| 174 | 5.96336 | 3.96336 | 7.96336 |
| 175 | 5.96234 | 3.96234 | 7.96234 |
| 176 | 5.95940 | 3.95940 | 7.95940 |
| 177 | 5.95516 | 3.95516 | 7.95516 |
| 178 | 5.95184 | 3.95184 | 7.95184 |
| 179 | 5.94390 | 3.94390 | 7.94390 |
| 180 | 5.93980 | 3.93980 | 7.93980 |
| 181 | 5.93670 | 3.93670 | 7.93670 |
| 182 | 5.93167 | 3.93167 | 7.93167 |
| 183 | 5.93008 | 3.93008 | 7.93008 |
| 184 | 5.92773 | 3.92773 | 7.92773 |
| 185 | 5.92211 | 3.92211 | 7.92211 |
| 186 | 5.92004 | 3.92004 | 7.92004 |
| 187 | 5.91774 | 3.91774 | 7.91774 |
| 188 | 5.91349 | 3.91349 | 7.91349 |
| 189 | 5.91029 | 3.91029 | 7.91029 |
| 190 | 5.90751 | 3.90751 | 7.90751 |
| 191 | 5.90374 | 3.90374 | 7.90374 |
| 192 | 5.90178 | 3.90178 | 7.90178 |
| 193 | 5.89648 | 3.89648 | 7.89648 |
| 194 | 5.89288 | 3.89288 | 7.89288 |
| 195 | 5.89108 | 3.89108 | 7.89108 |
| 196 | 5.88766 | 3.88766 | 7.88766 |
| 197 | 5.88380 | 3.88380 | 7.88380 |
| 198 | 5.88046 | 3.88046 | 7.88046 |

| | | | |
|---|---|---|---|
| 199 | 5.87752 | 3.87752 | 7.87752 |
| 200 | 5.87403 | 3.87403 | 7.87403 |
| 201 | 5.87094 | 3.87094 | 7.87094 |
| 202 | 5.86605 | 3.86605 | 7.86605 |
| 203 | 5.86315 | 3.86315 | 7.86315 |
| 204 | 5.86055 | 3.86055 | 7.86055 |
| 205 | 5.85602 | 3.85602 | 7.85602 |
| 206 | 5.85172 | 3.85172 | 7.85172 |
| 207 | 5.85054 | 3.85054 | 7.85054 |
| 208 | 5.84460 | 3.84460 | 7.84460 |
| 209 | 5.84256 | 3.84256 | 7.84256 |
| 210 | 5.83932 | 3.83932 | 7.83932 |
| 211 | 5.83428 | 3.83428 | 7.83428 |
| 212 | 5.83166 | 3.83166 | 7.83166 |
| 213 | 5.82795 | 3.82795 | 7.82795 |
| 214 | 5.82381 | 3.82381 | 7.82381 |
| 215 | 5.82019 | 3.82019 | 7.82019 |
| 216 | 5.81696 | 3.81696 | 7.81696 |
| 217 | 5.81319 | 3.81319 | 7.81319 |
| 218 | 5.80817 | 3.80817 | 7.80817 |
| 219 | 5.80636 | 3.80636 | 7.80636 |
| 220 | 5.80119 | 3.80119 | 7.80119 |
| 221 | 5.79841 | 3.79841 | 7.79841 |
| 222 | 5.79455 | 3.79455 | 7.79455 |
| 223 | 5.79027 | 3.79027 | 7.79027 |
| 224 | 5.78771 | 3.78771 | 7.78771 |
| 225 | 5.78154 | 3.78154 | 7.78154 |
| 226 | 5.77959 | 3.77959 | 7.77959 |
| 227 | 5.77592 | 3.77592 | 7.77592 |
| 228 | 5.76931 | 3.76931 | 7.76931 |
| 229 | 5.76744 | 3.76744 | 7.76744 |
| 230 | 5.76344 | 3.76344 | 7.76344 |
| 231 | 5.75864 | 3.75864 | 7.75864 |
| 232 | 5.75527 | 3.75527 | 7.75527 |
| 233 | 5.75214 | 3.75214 | 7.75214 |
| 234 | 5.74677 | 3.74677 | 7.74677 |
| 235 | 5.74374 | 3.74374 | 7.74374 |
| 236 | 5.73964 | 3.73964 | 7.73964 |
| 237 | 5.73514 | 3.73514 | 7.73514 |
| 238 | 5.73231 | 3.73231 | 7.73231 |
| 239 | 5.72595 | 3.72595 | 7.72595 |
| 240 | 5.72298 | 3.72298 | 7.72298 |
| 241 | 5.71696 | 3.71696 | 7.71696 |
| 242 | 5.70887 | 3.70887 | 7.70887 |
| 243 | 5.70382 | 3.70382 | 7.70382 |
| 244 | 5.69778 | 3.69778 | 7.69778 |
| 245 | 5.69221 | 3.69221 | 7.69221 |
| 246 | 5.68588 | 3.68588 | 7.68588 |
| 247 | 5.68127 | 3.68127 | 7.68127 |
| 248 | 5.67376 | 3.67376 | 7.67376 |
| 249 | 5.66889 | 3.66889 | 7.66889 |
| 250 | 5.66432 | 3.66432 | 7.66432 |

| | | | |
|---|---|---|---|
| 251 | 5.65774 | 3.65774 | 7.65774 |
| 252 | 5.65359 | 3.65359 | 7.65359 |
| 253 | 5.64851 | 3.64851 | 7.64851 |
| 254 | 5.64248 | 3.64248 | 7.64248 |
| 255 | 5.63921 | 3.63921 | 7.63921 |
| 256 | 5.63488 | 3.63488 | 7.63488 |
| 257 | 5.62908 | 3.62908 | 7.62908 |
| 258 | 5.62530 | 3.62530 | 7.62530 |
| 259 | 5.62187 | 3.62187 | 7.62187 |
| 260 | 5.61681 | 3.61681 | 7.61681 |
| 261 | 5.61290 | 3.61290 | 7.61290 |
| 262 | 5.60948 | 3.60948 | 7.60948 |
| 263 | 5.60532 | 3.60532 | 7.60532 |
| 264 | 5.60291 | 3.60291 | 7.60291 |
| 265 | 5.59764 | 3.59764 | 7.59764 |
| 266 | 5.59408 | 3.59408 | 7.59408 |
| 267 | 5.59227 | 3.59227 | 7.59227 |
| 268 | 5.58912 | 3.58912 | 7.58912 |
| 269 | 5.58572 | 3.58572 | 7.58572 |
| 270 | 5.58293 | 3.58293 | 7.58293 |
| 271 | 5.58064 | 3.58064 | 7.58064 |
| 272 | 5.57801 | 3.57801 | 7.57801 |
| 273 | 5.57590 | 3.57590 | 7.57590 |
| 274 | 5.57228 | 3.57228 | 7.57228 |
| 275 | 5.57058 | 3.57058 | 7.57058 |
| 276 | 5.56933 | 3.56933 | 7.56933 |
| 277 | 5.56649 | 3.56649 | 7.56649 |
| 278 | 5.56430 | 3.56430 | 7.56430 |
| 279 | 5.56389 | 3.56389 | 7.56389 |
| 280 | 5.56103 | 3.56103 | 7.56103 |
| 281 | 5.56047 | 3.56047 | 7.56047 |
| 282 | 5.55913 | 3.55913 | 7.55913 |
| 283 | 5.55751 | 3.55751 | 7.55751 |
| 284 | 5.55771 | 3.55771 | 7.55771 |
| 285 | 5.55463 | 3.55463 | 7.55463 |
| 286 | 5.55514 | 3.55514 | 7.55514 |
| 287 | 5.55487 | 3.55487 | 7.55487 |
| 288 | 5.55304 | 3.55304 | 7.55304 |
| 289 | 5.55348 | 3.55348 | 7.55348 |
| 290 | 5.55191 | 3.55191 | 7.55191 |
| 291 | 5.55302 | 3.55302 | 7.55302 |
| 292 | 5.55254 | 3.55254 | 7.55254 |
| 293 | 5.55391 | 3.55391 | 7.55391 |
| 294 | 5.55198 | 3.55198 | 7.55198 |
| 295 | 5.55358 | 3.55358 | 7.55358 |
| 296 | 5.55449 | 3.55449 | 7.55449 |
| 297 | 5.55379 | 3.55379 | 7.55379 |
| 298 | 5.55535 | 3.55535 | 7.55535 |
| 299 | 5.55621 | 3.55621 | 7.55621 |
| 300 | 5.55602 | 3.55602 | 7.55602 |
| 301 | 5.55361 | 3.55361 | 7.55361 |
| 302 | 5.54748 | 3.54748 | 7.54748 |

| | | | |
|---|---|---|---|
| 303 | 5.54429 | 3.54429 | 7.54429 |
| 304 | 5.54109 | 3.54109 | 7.54109 |
| 305 | 5.53826 | 3.53826 | 7.53826 |
| 306 | 5.53349 | 3.53349 | 7.53349 |
| 307 | 5.53103 | 3.53103 | 7.53103 |
| 308 | 5.52773 | 3.52773 | 7.52773 |
| 309 | 5.52420 | 3.52420 | 7.52420 |
| 310 | 5.52238 | 3.52238 | 7.52238 |
| 311 | 5.51741 | 3.51741 | 7.51741 |
| 312 | 5.51604 | 3.51604 | 7.51604 |
| 313 | 5.51377 | 3.51377 | 7.51377 |
| 314 | 5.50965 | 3.50965 | 7.50965 |
| 315 | 5.50825 | 3.50825 | 7.50825 |
| 316 | 5.50606 | 3.50606 | 7.50606 |
| 317 | 5.50437 | 3.50437 | 7.50437 |
| 318 | 5.50197 | 3.50197 | 7.50197 |
| 319 | 5.50132 | 3.50132 | 7.50132 |
| 320 | 5.49789 | 3.49789 | 7.49789 |
| 321 | 5.49677 | 3.49677 | 7.49677 |
| 322 | 5.49612 | 3.49612 | 7.49612 |
| 323 | 5.49352 | 3.49352 | 7.49352 |
| 324 | 5.49316 | 3.49316 | 7.49316 |
| 325 | 5.49206 | 3.49206 | 7.49206 |
| 326 | 5.49027 | 3.49027 | 7.49027 |
| 327 | 5.49029 | 3.49029 | 7.49029 |
| 328 | 5.48957 | 3.48957 | 7.48957 |
| 329 | 5.48857 | 3.48857 | 7.48857 |
| 330 | 5.48812 | 3.48812 | 7.48812 |
| 331 | 5.48820 | 3.48820 | 7.48820 |
| 332 | 5.48800 | 3.48800 | 7.48800 |
| 333 | 5.48834 | 3.48834 | 7.48834 |
| 334 | 5.48714 | 3.48714 | 7.48714 |
| 335 | 5.48774 | 3.48774 | 7.48774 |
| 336 | 5.48888 | 3.48888 | 7.48888 |
| 337 | 5.48849 | 3.48849 | 7.48849 |
| 338 | 5.48819 | 3.48819 | 7.48819 |
| 339 | 5.49096 | 3.49096 | 7.49096 |
| 340 | 5.48968 | 3.48968 | 7.48968 |
| 341 | 5.49184 | 3.49184 | 7.49184 |
| 342 | 5.49336 | 3.49336 | 7.49336 |
| 343 | 5.49329 | 3.49329 | 7.49329 |
| 344 | 5.49542 | 3.49542 | 7.49542 |
| 345 | 5.49689 | 3.49689 | 7.49689 |
| 346 | 5.49804 | 3.49804 | 7.49804 |
| 347 | 5.49971 | 3.49971 | 7.49971 |
| 348 | 5.50196 | 3.50196 | 7.50196 |
| 349 | 5.50394 | 3.50394 | 7.50394 |
| 350 | 5.50469 | 3.50469 | 7.50469 |
| 351 | 5.50853 | 3.50853 | 7.50853 |
| 352 | 5.50960 | 3.50960 | 7.50960 |
| 353 | 5.51285 | 3.51285 | 7.51285 |
| 354 | 5.51547 | 3.51547 | 7.51547 |

| | | | |
|---|---|---|---|
| 355 | 5.51775 | 3.51775 | 7.51775 |
| 356 | 5.52195 | 3.52195 | 7.52195 |
| 357 | 5.52280 | 3.52280 | 7.52280 |
| 358 | 5.52706 | 3.52706 | 7.52706 |
| 359 | 5.53080 | 3.53080 | 7.53080 |
| 360 | 5.53262 | 3.53262 | 7.53262 |
| | 5.53510 | 3.53510 | 7.53510 |

No securities are being offered by these summary materials. If the securities described herein or other securities are ultimately offered, they will be offered only pursuant to a definitive offering circular, and prospective investors who consider purchasing any such securities should make their investment decision based only upon the information provided therein and consultation with their own advisers. This material is for your private information and we are not soliciting any action based upon it. This *material is not to be construed as an offer to sell or the solicitation of any offer to buy any security in any jurisdiction where* such an offer or solicitation would be illegal. This material is based on information that we consider reliable, but we do not represent that it is accurate or complete and it should not be relied upon as such. By accepting this material the recipient agrees that it will not distribute or provide the material to any other person.The information contained in this material may not pertain to any securities that will actually be sold. The information contained in this material may be based on assumptions regarding market conditions and other matters as reflected therein. We make no representations regarding the reasonableness of such assumptions or the likelihood that any of such assumptions will coincide with actual market conditions or events, and this material should not be relied upon for such purposes. We and our affiliates, officers, directors, partners and employees, including persons involved in the preparation or issuance of this material may, from time to time, have long or short positions *in, and buy or sell, the securities mentioned herein or derivatives thereof (including options). This material may be filed within* the Securities and Exchange Commission (the "SEC") and incorporated by reference into an effective registration statement previously filed with the SEC under Rule 415 of the Securities Act of 1933, including in cases where the material does not pertai to securities that are ultimately offered for sale pursuant to such registration statement. Information contained in this material is current as of the date appearing on this material only. Information in this material regarding the assets backing any securities discussed herein supersedes all prior information regarding such assets. Any information in the material, whether regarding the assets backing any securities discussed herein or otherwise, will be superseded by the information included in the final prospectus for any securities actually sold to you. Goldman Sachs does not provide accounting, tax or legal advice. Subject to applicable law, you may disclose any and all aspects of any potential transaction or structure described herein that are necessary to support any U.S. federal income tax benefits, without Goldman Sachs imposing any limitation of any kind.

# GSAA 2005-1

*Run 6*

Assumptions

- Pricing Prepayment Assumption
- Forward Libor as shown below
- 50% loss severity, 12 month lag
- Triggers fail day one
- To maturity

For all other assumptions please refer to the term sheet

| Period | Forward Libor 1 mth |
|---|---|
| 1 | 2.50925 |
| 2 | 2.66092 |
| 3 | 2.817 |
| 4 | 2.98371 |
| 5 | 3.08964 |
| 6 | 3.19749 |
| 7 | 3.29294 |
| 8 | 3.36364 |
| 9 | 3.43981 |
| 10 | 3.50802 |
| 11 | 3.5596 |
| 12 | 3.68557 |
| 13 | 3.65778 |
| 14 | 3.70663 |
| 15 | 3.76197 |
| 16 | 3.80622 |
| 17 | 3.83254 |
| 18 | 3.85515 |
| 19 | 3.87991 |
| 20 | 3.90714 |
| 21 | 3.9295 |

| | | 50 Severity |
|---|---|---|
| | | Forward Libor |
| Class-AF-3 | CDR (%) | **10.159** |
| | Total Collat Loss | 82,118,188.95 (15.88%) |
| Class-AF4 | CDR (%) | **7.008** |
| | Total Collat Loss | 61,788,431.33 (11.95%) |
| Class-B1 | CDR (%) | **2.724** |
| | Total Collat Loss | 27,362,339.23 (5.29%) |

| | |
|---|---|
| 22 | 3.95427 |
| 23 | 3.9848 |
| 24 | 4.014 |
| 25 | 4.04005 |
| 26 | 4.05932 |
| 27 | 4.08045 |
| 28 | 4.10374 |
| 29 | 4.12849 |
| 30 | 4.15036 |
| 31 | 4.17316 |
| 32 | 4.19675 |
| 33 | 4.21839 |
| 34 | 4.24067 |
| 35 | 4.26295 |
| 36 | 4.28474 |
| 37 | 4.31003 |
| 38 | 4.33341 |
| 39 | 4.35626 |
| 40 | 4.3798 |
| 41 | 4.40416 |
| 42 | 4.42801 |
| 43 | 4.45444 |
| 44 | 4.47735 |
| 45 | 4.50092 |
| 46 | 4.52611 |
| 47 | 4.5495 |
| 48 | 4.57471 |
| 49 | 4.60339 |
| 50 | 4.62911 |
| 51 | 4.65543 |
| 52 | 4.68229 |
| 53 | 4.70452 |
| 54 | 4.72653 |
| 55 | 4.74877 |
| 56 | 4.76847 |
| 57 | 4.78691 |
| 58 | 4.80472 |

the Securities and Exchange Commission (the "SEC") and incorporated by reference into an effective registration statement previously filed with the SEC under Rule 415 of the Securities Act of 1933, including in cases where the material does not pertain to securities that are ultimately offered for sale pursuant to such registration statement. Information contained in this material is current as of the date appearing on this material only. Information in this material regarding the assets backing any securities discussed herein supersedes all prior information regarding such assets. Any information in the material, whether regarding the assets backing any securities discussed herein or otherwise, will be superseded by the information included in the final prospectus for any securities actually sold to you. Goldman Sachs does not provide accounting, tax or legal advice. Subject to applicable law, you may disclose any and all aspects of any potential transaction or structure described herein that are necessary to support any U.S. federal income tax benefits, without Goldman Sachs imposing any limitation of any kind.

| | |
|---|---|
| 59 | 4.82063 |
| 60 | 4.83866 |
| 61 | 4.8597 |
| 62 | 4.87985 |
| 63 | 4.90118 |
| 64 | 4.92163 |
| 65 | 4.94047 |
| 66 | 4.95843 |
| 67 | 4.97611 |
| 68 | 4.99278 |
| 69 | 5.00908 |
| 70 | 5.02255 |
| 71 | 5.03605 |
| 72 | 5.05057 |
| 73 | 5.06716 |
| 74 | 5.08276 |
| 75 | 5.10195 |
| 76 | 5.11578 |
| 77 | 5.13242 |
| 78 | 5.14887 |
| 79 | 5.16293 |
| 80 | 5.17819 |
| 81 | 5.19279 |
| 82 | 5.20638 |
| 83 | 5.21972 |
| 84 | 5.23381 |
| 85 | 5.25007 |
| 86 | 5.26495 |
| 87 | 5.28092 |
| 88 | 5.29554 |
| 89 | 5.31173 |
| 90 | 5.32386 |
| 91 | 5.33822 |
| 92 | 5.35223 |
| 93 | 5.36375 |
| 94 | 5.37661 |
| 95 | 5.38861 |

| | |
|---|---|
| 96 | 5.40018 |
| 97 | 5.41675 |
| 98 | 5.42942 |
| 99 | 5.44297 |
| 100 | 5.45641 |
| 101 | 5.47028 |
| 102 | 5.48124 |
| 103 | 5.49344 |
| 104 | 5.50454 |
| 105 | 5.5144 |
| 106 | 5.5256 |
| 107 | 5.53247 |
| 108 | 5.54251 |
| 109 | 5.5552 |
| 110 | 5.56516 |
| 111 | 5.57689 |
| 112 | 5.58771 |
| 113 | 5.59871 |
| 114 | 5.60839 |
| 115 | 5.61968 |
| 116 | 5.62729 |
| 117 | 5.6362 |
| 118 | 5.64554 |
| 119 | 5.65208 |
| 120 | 5.66085 |
| 121 | 5.67136 |
| 122 | 5.67996 |
| 123 | 5.69081 |
| 124 | 5.70155 |
| 125 | 5.70822 |
| 126 | 5.71717 |
| 127 | 5.72624 |
| 128 | 5.73302 |
| 129 | 5.74002 |
| 130 | 5.74714 |
| 131 | 5.7529 |
| 132 | 5.76046 |

| | |
|---|---|
| 133 | 5.76554 |
| 134 | 5.77228 |
| 135 | 5.78151 |
| 136 | 5.78663 |
| 137 | 5.79538 |
| 138 | 5.80388 |
| 139 | 5.81043 |
| 140 | 5.81937 |
| 141 | 5.8278 |
| 142 | 5.83581 |
| 143 | 5.84431 |
| 144 | 5.85407 |
| 145 | 5.86553 |
| 146 | 5.87444 |
| 147 | 5.88594 |
| 148 | 5.89332 |
| 149 | 5.90202 |
| 150 | 5.90906 |
| 151 | 5.91454 |
| 152 | 5.92115 |
| 153 | 5.92276 |
| 154 | 5.92773 |
| 155 | 5.92996 |
| 156 | 5.93027 |
| 157 | 5.93922 |
| 158 | 5.94503 |
| 159 | 5.95268 |
| 160 | 5.95745 |
| 161 | 5.96315 |
| 162 | 5.96362 |
| 163 | 5.96682 |
| 164 | 5.96797 |
| 165 | 5.96597 |
| 166 | 5.9653 |
| 167 | 5.96243 |
| 168 | 5.95909 |
| 169 | 5.96286 |

| | |
|---|---|
| 170 | 5.96259 |
| 171 | 5.96434 |
| 172 | 5.96535 |
| 173 | 5.96602 |
| 174 | 5.96336 |
| 175 | 5.96234 |
| 176 | 5.9594 |
| 177 | 5.95516 |
| 178 | 5.95184 |
| 179 | 5.9439 |
| 180 | 5.9398 |
| 181 | 5.9367 |
| 182 | 5.93167 |
| 183 | 5.93008 |
| 184 | 5.92773 |
| 185 | 5.92211 |
| 186 | 5.92004 |
| 187 | 5.91774 |
| 188 | 5.91349 |
| 189 | 5.91029 |
| 190 | 5.90751 |
| 191 | 5.90374 |
| 192 | 5.90178 |
| 193 | 5.89648 |
| 194 | 5.89288 |
| 195 | 5.89108 |
| 196 | 5.88766 |
| 197 | 5.8838 |
| 198 | 5.88046 |
| 199 | 5.87752 |
| 200 | 5.87403 |
| 201 | 5.87094 |
| 202 | 5.86605 |
| 203 | 5.86315 |
| 204 | 5.86055 |
| 205 | 5.85602 |
| 206 | 5.85172 |

| | |
|---|---|
| 207 | 5.85054 |
| 208 | 5.8446 |
| 209 | 5.84256 |
| 210 | 5.83932 |
| 211 | 5.83428 |
| 212 | 5.83166 |
| 213 | 5.82795 |
| 214 | 5.82381 |
| 215 | 5.82019 |
| 216 | 5.81696 |
| 217 | 5.81319 |
| 218 | 5.80817 |
| 219 | 5.80636 |
| 220 | 5.80119 |
| 221 | 5.79841 |
| 222 | 5.79455 |
| 223 | 5.79027 |
| 224 | 5.78771 |
| 225 | 5.78154 |
| 226 | 5.77959 |
| 227 | 5.77592 |
| 228 | 5.76931 |
| 229 | 5.76744 |
| 230 | 5.76344 |
| 231 | 5.75864 |
| 232 | 5.75527 |
| 233 | 5.75214 |
| 234 | 5.74677 |
| 235 | 5.74374 |
| 236 | 5.73964 |
| 237 | 5.73514 |
| 238 | 5.73231 |
| 239 | 5.72595 |
| 240 | 5.72298 |
| 241 | 5.71696 |
| 242 | 5.70887 |
| 243 | 5.70382 |

| | |
|---|---|
| 244 | 5.69778 |
| 245 | 5.69221 |
| 246 | 5.68588 |
| 247 | 5.68127 |
| 248 | 5.67376 |
| 249 | 5.66889 |
| 250 | 5.66432 |
| 251 | 5.65774 |
| 252 | 5.65359 |
| 253 | 5.64851 |
| 254 | 5.64248 |
| 255 | 5.63921 |
| 256 | 5.63488 |
| 257 | 5.62908 |
| 258 | 5.6253 |
| 259 | 5.62187 |
| 260 | 5.61681 |
| 261 | 5.6129 |
| 262 | 5.60948 |
| 263 | 5.60532 |
| 264 | 5.60291 |
| 265 | 5.59764 |
| 266 | 5.59408 |
| 267 | 5.59227 |
| 268 | 5.58912 |
| 269 | 5.58572 |
| 270 | 5.58293 |
| 271 | 5.58064 |
| 272 | 5.57801 |
| 273 | 5.5759 |
| 274 | 5.57228 |
| 275 | 5.57058 |
| 276 | 5.56933 |
| 277 | 5.56649 |
| 278 | 5.5643 |
| 279 | 5.56389 |
| 280 | 5.56103 |

| | |
|---|---|
| 281 | 5.56047 |
| 282 | 5.55913 |
| 283 | 5.55751 |
| 284 | 5.55771 |
| 285 | 5.55463 |
| 286 | 5.55514 |
| 287 | 5.55487 |
| 288 | 5.55304 |
| 289 | 5.55348 |
| 290 | 5.55191 |
| 291 | 5.55302 |
| 292 | 5.55254 |
| 293 | 5.55391 |
| 294 | 5.55198 |
| 295 | 5.55358 |
| 296 | 5.55449 |
| 297 | 5.55379 |
| 298 | 5.55535 |
| 299 | 5.55621 |
| 300 | 5.55602 |
| 301 | 5.55361 |
| 302 | 5.54748 |
| 303 | 5.54429 |
| 304 | 5.54109 |
| 305 | 5.53826 |
| 306 | 5.53349 |
| 307 | 5.53103 |
| 308 | 5.52773 |
| 309 | 5.5242 |
| 310 | 5.52238 |
| 311 | 5.51741 |
| 312 | 5.51604 |
| 313 | 5.51377 |
| 314 | 5.50965 |
| 315 | 5.50825 |
| 316 | 5.50606 |
| 317 | 5.50437 |

| | |
|---|---|
| 318 | 5.50197 |
| 319 | 5.50132 |
| 320 | 5.49789 |
| 321 | 5.49677 |
| 322 | 5.49612 |
| 323 | 5.49352 |
| 324 | 5.49316 |
| 325 | 5.49206 |
| 326 | 5.49027 |
| 327 | 5.49029 |
| 328 | 5.48957 |
| 329 | 5.48857 |
| 330 | 5.48812 |
| 331 | 5.4882 |
| 332 | 5.488 |
| 333 | 5.48834 |
| 334 | 5.48714 |
| 335 | 5.48774 |
| 336 | 5.48888 |
| 337 | 5.48849 |
| 338 | 5.48819 |
| 339 | 5.49096 |
| 340 | 5.48968 |
| 341 | 5.49184 |
| 342 | 5.49336 |
| 343 | 5.49329 |
| 344 | 5.49542 |
| 345 | 5.49689 |
| 346 | 5.49804 |
| 347 | 5.49971 |
| 348 | 5.50196 |
| 349 | 5.50394 |
| 350 | 5.50469 |
| 351 | 5.50853 |
| 352 | 5.5096 |
| 353 | 5.51285 |
| 354 | 5.51547 |

| | |
|---|---|
| 355 | 5.51775 |
| 356 | 5.52195 |
| 357 | 5.5228 |
| 358 | 5.52706 |
| 359 | 5.5308 |
| 360 | 5.53262 |
| | 5.5351 |

# GSAA 2005-1

*Run 2*

Assumptions

Pricing Prepayment Assumption

Forward Libor as shown below

45%/55% loss severity, 12 month lag

Triggers fail day one

To maturity

For all other assumptions please refer to the term sheet

| Period | Forward Libor 1 mth | | | 45 Severity | 55 Severity |
|---|---|---|---|---|---|
| | | | | Forward Libor | Forward Libor |
| 1 | 2.50925 | **Class-AF-4** | CDR (%) | **7.968** | **6.257** |
| 2 | 2.66092 | | Yield (%) | 5.6193 | 5.62 |
| 3 | 2.817 | | WAL | 7.97 | 8.48 |
| 4 | 2.98371 | **Price : 100** | Modified Duration | 6.11 | 6.41 |
| 5 | 3.08964 | | Principal Window | 09/09 - 07/33 | 12/09 - 07/33 |
| 6 | 3.19749 | | Principal Writedown | 2,444.64 (0.00%) | 1,821.62 (0.00%) |
| 7 | 3.29294 | | Total Collat Loss | 61,529,878.80 (11.90%) | 62,019,490.90 (11.99%) |
| 8 | 3.36364 | **Class-B1** | CDR (%) | **3.044** | **2.464** |
| 9 | 3.43981 | | Yield (%) | 5.9889 | 5.98 |
| 10 | 3.50802 | | WAL | 18.23 | 18.55 |
| 11 | 3.5596 | **Price : 98.33464** | Modified Duration | 10.87 | 10.97 |
| 12 | 3.68557 | | Principal Window | 04/20 - 08/33 | 07/20 - 08/33 |
| 13 | 3.65778 | | Principal Writedown | 4,715.90 (0.08%) | 15,243.00 (0.25%) |
| 14 | 3.70663 | | Total Collat Loss | 27,237,488.00 (5.27%) | 27,456,047.51 (5.31%) |
| 15 | 3.76197 | **Class-B2** | CDR (%) | **2.470** | **2.007** |
| 16 | 3.80622 | | Yield (%) | 6.4402 | 6.44 |
| 17 | 3.83254 | | WAL | 19.11 | 19.36 |
| 18 | 3.85515 | **Price : 93.52037** | Modified Duration | 10.93 | 11.01 |
| 19 | 3.87991 | | Principal Window | 03/21 - 08/33 | 06/21 - 08/33 |
| 20 | 3.90714 | | Principal Writedown | 1,651.83 (0.03%) | 2,579.14 (0.05%) |
| 21 | 3.9295 | | Total Collat Loss | 22,514,439.34 (4.35%) | 22,700,916.58 (4.39%) |

| | |
|---|---|
| 22 | 3.95427 |
| 23 | 3.9848 |
| 24 | 4.014 |
| 25 | 4.04005 |
| 26 | 4.05932 |
| 27 | 4.08045 |
| 28 | 4.10374 |
| 29 | 4.12849 |
| 30 | 4.15036 |
| 31 | 4.17316 |
| 32 | 4.19675 |
| 33 | 4.21839 |
| 34 | 4.24067 |
| 35 | 4.26295 |
| 36 | 4.28474 |
| 37 | 4.31003 |
| 38 | 4.33341 |
| 39 | 4.35626 |
| 40 | 4.3798 |
| 41 | 4.40416 |
| 42 | 4.42801 |
| 43 | 4.45444 |
| 44 | 4.47735 |
| 45 | 4.50092 |
| 46 | 4.52611 |
| 47 | 4.5495 |
| 48 | 4.57471 |
| 49 | 4.60339 |
| 50 | 4.62911 |
| 51 | 4.65543 |
| 52 | 4.68229 |
| 53 | 4.70452 |
| 54 | 4.72653 |
| 55 | 4.74877 |
| 56 | 4.76847 |
| 57 | 4.78691 |
| 58 | 4.80472 |

| | |
|---|---|
| 59 | 4.82063 |
| 60 | 4.83866 |
| 61 | 4.8597 |
| 62 | 4.87985 |
| 63 | 4.90118 |
| 64 | 4.92163 |
| 65 | 4.94047 |
| 66 | 4.95843 |
| 67 | 4.97611 |
| 68 | 4.99278 |
| 69 | 5.00908 |
| 70 | 5.02255 |
| 71 | 5.03605 |
| 72 | 5.05057 |
| 73 | 5.06716 |
| 74 | 5.08276 |
| 75 | 5.10195 |
| 76 | 5.11578 |
| 77 | 5.13242 |
| 78 | 5.14887 |
| 79 | 5.16293 |
| 80 | 5.17819 |
| 81 | 5.19279 |
| 82 | 5.20638 |
| 83 | 5.21972 |
| 84 | 5.23381 |
| 85 | 5.25007 |
| 86 | 5.26495 |
| 87 | 5.28092 |
| 88 | 5.29554 |
| 89 | 5.31173 |
| 90 | 5.32386 |
| 91 | 5.33822 |
| 92 | 5.35223 |
| 93 | 5.36375 |
| 94 | 5.37661 |
| 95 | 5.38861 |

| | |
|---|---|
| 96 | 5.40016 |
| 97 | 5.41675 |
| 98 | 5.42942 |
| 99 | 5.44297 |
| 100 | 5.45641 |
| 101 | 5.47028 |
| 102 | 5.48124 |
| 103 | 5.49344 |
| 104 | 5.50454 |
| 105 | 5.5144 |
| 106 | 5.5256 |
| 107 | 5.53247 |
| 108 | 5.54251 |
| 109 | 5.5552 |
| 110 | 5.56516 |
| 111 | 5.57689 |
| 112 | 5.58771 |
| 113 | 5.59871 |
| 114 | 5.60839 |
| 115 | 5.61968 |
| 116 | 5.62729 |
| 117 | 5.6362 |
| 118 | 5.64554 |
| 119 | 5.65208 |
| 120 | 5.66085 |
| 121 | 5.67136 |
| 122 | 5.67996 |
| 123 | 5.69081 |
| 124 | 5.70155 |
| 125 | 5.70822 |
| 126 | 5.71717 |
| 127 | 5.72624 |
| 128 | 5.73302 |
| 129 | 5.74002 |
| 130 | 5.74714 |
| 131 | 5.7529 |
| 132 | 5.76046 |

| | |
|---|---|
| 133 | 5.76554 |
| 134 | 5.77228 |
| 135 | 5.78151 |
| 136 | 5.78663 |
| 137 | 5.79538 |
| 138 | 5.80388 |
| 139 | 5.81043 |
| 140 | 5.81937 |
| 141 | 5.8278 |
| 142 | 5.83581 |
| 143 | 5.84431 |
| 144 | 5.85407 |
| 145 | 5.86553 |
| 146 | 5.87444 |
| 147 | 5.88594 |
| 148 | 5.89332 |
| 149 | 5.90202 |
| 150 | 5.90906 |
| 151 | 5.91454 |
| 152 | 5.92115 |
| 153 | 5.92276 |
| 154 | 5.92773 |
| 155 | 5.92996 |
| 156 | 5.93027 |
| 157 | 5.93922 |
| 158 | 5.94503 |
| 159 | 5.95268 |
| 160 | 5.95745 |
| 161 | 5.96315 |
| 162 | 5.96362 |
| 163 | 5.96682 |
| 164 | 5.96797 |
| 165 | 5.96597 |
| 166 | 5.9653 |
| 167 | 5.96243 |
| 168 | 5.95909 |
| 169 | 5.96286 |

| | |
|---|---|
| 170 | 5.96259 |
| 171 | 5.96434 |
| 172 | 5.96535 |
| 173 | 5.96602 |
| 174 | 5.96336 |
| 175 | 5.96234 |
| 176 | 5.9594 |
| 177 | 5.95516 |
| 178 | 5.95184 |
| 179 | 5.9439 |
| 180 | 5.9398 |
| 181 | 5.9367 |
| 182 | 5.93167 |
| 183 | 5.93008 |
| 184 | 5.92773 |
| 185 | 5.92211 |
| 186 | 5.92004 |
| 187 | 5.91774 |
| 188 | 5.91349 |
| 189 | 5.91029 |
| 190 | 5.90751 |
| 191 | 5.90374 |
| 192 | 5.90178 |
| 193 | 5.89648 |
| 194 | 5.89288 |
| 195 | 5.89108 |
| 196 | 5.88766 |
| 197 | 5.8838 |
| 198 | 5.88046 |
| 199 | 5.87752 |
| 200 | 5.87403 |
| 201 | 5.87094 |
| 202 | 5.86605 |
| 203 | 5.86315 |
| 204 | 5.86055 |
| 205 | 5.85602 |
| 206 | 5.85172 |

| | |
|---|---|
| 207 | 5.85054 |
| 208 | 5.8446 |
| 209 | 5.84256 |
| 210 | 5.83932 |
| 211 | 5.83428 |
| 212 | 5.83166 |
| 213 | 5.82795 |
| 214 | 5.82381 |
| 215 | 5.82019 |
| 216 | 5.81696 |
| 217 | 5.81319 |
| 218 | 5.80817 |
| 219 | 5.80636 |
| 220 | 5.80119 |
| 221 | 5.79841 |
| 222 | 5.79455 |
| 223 | 5.79027 |
| 224 | 5.78771 |
| 225 | 5.78154 |
| 226 | 5.77959 |
| 227 | 5.77592 |
| 228 | 5.76931 |
| 229 | 5.76744 |
| 230 | 5.76344 |
| 231 | 5.75864 |
| 232 | 5.75527 |
| 233 | 5.75214 |
| 234 | 5.74677 |
| 235 | 5.74374 |
| 236 | 5.73964 |
| 237 | 5.73514 |
| 238 | 5.73231 |
| 239 | 5.72595 |
| 240 | 5.72298 |
| 241 | 5.71696 |
| 242 | 5.70887 |
| 243 | 5.70382 |

| | |
|---|---|
| 244 | 5.69778 |
| 245 | 5.69221 |
| 246 | 5.68588 |
| 247 | 5.68127 |
| 248 | 5.67376 |
| 249 | 5.66889 |
| 250 | 5.66432 |
| 251 | 5.65774 |
| 252 | 5.65359 |
| 253 | 5.64851 |
| 254 | 5.64248 |
| 255 | 5.63921 |
| 256 | 5.63488 |
| 257 | 5.62908 |
| 258 | 5.6253 |
| 259 | 5.62187 |
| 260 | 5.61681 |
| 261 | 5.6129 |
| 262 | 5.60948 |
| 263 | 5.60532 |
| 264 | 5.60291 |
| 265 | 5.59764 |
| 266 | 5.59408 |
| 267 | 5.59227 |
| 268 | 5.58912 |
| 269 | 5.58572 |
| 270 | 5.58293 |
| 271 | 5.58064 |
| 272 | 5.57801 |
| 273 | 5.5759 |
| 274 | 5.57228 |
| 275 | 5.57058 |
| 276 | 5.56933 |
| 277 | 5.56649 |
| 278 | 5.5643 |
| 279 | 5.56389 |
| 280 | 5.56103 |

| | |
|---|---|
| 281 | 5.56047 |
| 282 | 5.55913 |
| 283 | 5.55751 |
| 284 | 5.55771 |
| 285 | 5.55463 |
| 286 | 5.55514 |
| 287 | 5.55487 |
| 288 | 5.55304 |
| 289 | 5.55348 |
| 290 | 5.55191 |
| 291 | 5.55302 |
| 292 | 5.55254 |
| 293 | 5.55391 |
| 294 | 5.55198 |
| 295 | 5.55358 |
| 296 | 5.55449 |
| 297 | 5.55379 |
| 298 | 5.55535 |
| 299 | 5.55621 |
| 300 | 5.55602 |
| 301 | 5.55361 |
| 302 | 5.54748 |
| 303 | 5.54429 |
| 304 | 5.54109 |
| 305 | 5.53826 |
| 306 | 5.53349 |
| 307 | 5.53103 |
| 308 | 5.52773 |
| 309 | 5.5242 |
| 310 | 5.52238 |
| 311 | 5.51741 |
| 312 | 5.51604 |
| 313 | 5.51377 |
| 314 | 5.50965 |
| 315 | 5.50825 |
| 316 | 5.50606 |
| 317 | 5.50437 |

| | |
|---|---|
| 318 | 5.50197 |
| 319 | 5.50132 |
| 320 | 5.49789 |
| 321 | 5.49677 |
| 322 | 5.49612 |
| 323 | 5.49352 |
| 324 | 5.49316 |
| 325 | 5.49206 |
| 326 | 5.49027 |
| 327 | 5.49029 |
| 328 | 5.48957 |
| 329 | 5.48857 |
| 330 | 5.48812 |
| 331 | 5.4882 |
| 332 | 5.488 |
| 333 | 5.48834 |
| 334 | 5.48714 |
| 335 | 5.48774 |
| 336 | 5.48888 |
| 337 | 5.48849 |
| 338 | 5.48819 |
| 339 | 5.49096 |
| 340 | 5.48968 |
| 341 | 5.49184 |
| 342 | 5.49336 |
| 343 | 5.49329 |
| 344 | 5.49542 |
| 345 | 5.49689 |
| 346 | 5.49804 |
| 347 | 5.49971 |
| 348 | 5.50196 |
| 349 | 5.50394 |
| 350 | 5.50469 |
| 351 | 5.50853 |
| 352 | 5.5096 |
| 353 | 5.51285 |
| 354 | 5.51547 |

| | |
|---|---|
| 355 | 5.51775 |
| 356 | 5.52195 |
| 357 | 5.5228 |
| 358 | 5.52706 |
| 359 | 5.5308 |
| 360 | 5.53262 |
| | 5.5351 |

# GSAA 05-1 Cap Corridor

| Deal pay date | Cap pay date | LIBOR set date | Notional | Strike | Ceiling | Effective Coupon Cap |
|---|---|---|---|---|---|---|
| 25-Feb-05 | 24-Feb-05 | 23-Jan-05 | 185,042,000.00 | 8.19150 | 9.85 | 10 |
| 25-Mar-05 | 24-Mar-05 | 23-Feb-05 | 178,225,707.32 | 8.26899 | 9.85 | 10 |
| 25-Apr-05 | 24-Apr-05 | 23-Mar-05 | 171,051,808.50 | 7.53529 | 9.85 | 10 |
| 25-May-05 | 24-May-05 | 23-Apr-05 | 163,533,469.48 | 7.88710 | 9.85 | 10 |
| 25-Jun-05 | 24-Jun-05 | 23-May-05 | 155,684,508.67 | 7.73401 | 9.85 | 10 |
| 25-Jul-05 | 24-Jul-05 | 23-Jun-05 | 147,519,544.86 | 8.12331 | 9.85 | 10 |
| 25-Aug-05 | 24-Aug-05 | 23-Jul-05 | 139,053,953.92 | 7.99854 | 9.85 | 10 |
| 25-Sep-05 | 24-Sep-05 | 23-Aug-05 | 130,303,822.08 | 8.16483 | 9.85 | 10 |
| 25-Oct-05 | 24-Oct-05 | 23-Sep-05 | 121,286,999.41 | 8.64500 | 9.85 | 10 |
| 25-Nov-05 | 24-Nov-05 | 23-Oct-05 | 112,442,878.07 | 8.58459 | 9.85 | 10 |
| 25-Dec-05 | 24-Dec-05 | 23-Nov-05 | 103,768,189.30 | 9.14028 | 9.85 | 10 |
| 25-Jan-06 | 24-Jan-06 | 23-Dec-05 | 95,259,725.67 | 9.13698 | 9.85 | 10 |
| 25-Feb-06 | 24-Feb-06 | 23-Jan-06 | 86,914,340.03 | 9.48405 | 9.85 | 10 |
| 25-Mar-06 | | | | | | 11.12231 |
| 25-Apr-06 | | | | | | 10.54261 |
| 25-May-06 | | | | | | 11.5248 |
| 25-Jun-06 | | | | | | 11.92123 |
| 25-Jul-06 | | | | | | 13.34779 |
| 25-Aug-06 | | | | | | 14.25963 |
| 25-Sep-06 | | | | | | 16.16684 |
| 25-Oct-06 | | | | | | 19.72585 |
| 25-Nov-06 | | | | | | 24.13166 |
| 25-Dec-06 | | | | | | 36.0703 |
| 25-Jan-07 | | | | | | 74.05747 |

# GSAA 05-1 Cap Corridor

| Deal pay date | Cap pay date | LIBOR set date | Notional | Strike | Ceiling | Effective Coupon Cap |
|---|---|---|---|---|---|---|
| 25-Feb-05 | 24-Feb-05 | 23-Jan-05 | 185,042,000.00 | 8.19150 | 9.85 | 10 |
| 25-Mar-05 | 24-Mar-05 | 23-Feb-05 | 178,225,707.32 | 8.26899 | 9.85 | 10 |
| 25-Apr-05 | 24-Apr-05 | 23-Mar-05 | 171,051,808.50 | 7.53529 | 9.85 | 10 |
| 25-May-05 | 24-May-05 | 23-Apr-05 | 163,533,469.48 | 7.88710 | 9.85 | 10 |
| 25-Jun-05 | 24-Jun-05 | 23-May-05 | 155,684,508.67 | 7.73401 | 9.85 | 10 |
| 25-Jul-05 | 24-Jul-05 | 23-Jun-05 | 147,519,544.86 | 8.12331 | 9.85 | 10 |
| 25-Aug-05 | 24-Aug-05 | 23-Jul-05 | 139,053,953.92 | 7.99854 | 9.85 | 10 |
| 25-Sep-05 | 24-Sep-05 | 23-Aug-05 | 130,303,822.08 | 8.16483 | 9.85 | 10 |
| 25-Oct-05 | 24-Oct-05 | 23-Sep-05 | 121,286,999.41 | 8.64500 | 9.85 | 10 |
| 25-Nov-05 | 24-Nov-05 | 23-Oct-05 | 112,442,878.07 | 8.58459 | 9.85 | 10 |
| 25-Dec-05 | 24-Dec-05 | 23-Nov-05 | 103,768,189.30 | 9.14028 | 9.85 | 10 |
| 25-Jan-06 | 24-Jan-06 | 23-Dec-05 | 95,259,725.67 | 9.13698 | 9.85 | 10 |
| 25-Feb-06 | 24-Feb-06 | 23-Jan-06 | 86,914,340.03 | 9.48405 | 9.85 | 10 |
| 25-Mar-06 | | | | | | 11.12231 |
| 25-Apr-06 | | | | | | 10.54261 |
| 25-May-06 | | | | | | 11.5248 |
| 25-Jun-06 | | | | | | 11.92123 |
| 25-Jul-06 | | | | | | 13.34779 |
| 25-Aug-06 | | | | | | 14.25963 |
| 25-Sep-06 | | | | | | 16.16684 |
| 25-Oct-06 | | | | | | 19.72585 |
| 25-Nov-06 | | | | | | 24.13166 |
| 25-Dec-06 | | | | | | 36.0703 |
| 25-Jan-07 | | | | | | 74.05747 |

# GSAA 05-1 Cap Corridor

| Deal pay date | Cap pay date | LIBOR set date | Notional | Strike | Ceiling | Effective Coupon Cap |
|---|---|---|---|---|---|---|
| 25-Feb-05 | 24-Feb-05 | 23-Jan-05 | 185,042,000.00 | 8.19150 | 9.85 | 10 |
| 25-Mar-05 | 24-Mar-05 | 23-Feb-05 | 178,225,707.32 | 8.26899 | 9.85 | 10 |
| 25-Apr-05 | 24-Apr-05 | 23-Mar-05 | 171,051,808.50 | 7.53529 | 9.85 | 10 |
| 25-May-05 | 24-May-05 | 23-Apr-05 | 163,533,469.48 | 7.88710 | 9.85 | 10 |
| 25-Jun-05 | 24-Jun-05 | 23-May-05 | 155,684,508.67 | 7.73401 | 9.85 | 10 |
| 25-Jul-05 | 24-Jul-05 | 23-Jun-05 | 147,519,544.86 | 8.12331 | 9.85 | 10 |
| 25-Aug-05 | 24-Aug-05 | 23-Jul-05 | 139,053,953.92 | 7.99854 | 9.85 | 10 |
| 25-Sep-05 | 24-Sep-05 | 23-Aug-05 | 130,303,822.08 | 8.16483 | 9.85 | 10 |
| 25-Oct-05 | 24-Oct-05 | 23-Sep-05 | 121,286,999.41 | 8.64500 | 9.85 | 10 |
| 25-Nov-05 | 24-Nov-05 | 23-Oct-05 | 112,442,878.07 | 8.58459 | 9.85 | 10 |
| 25-Dec-05 | 24-Dec-05 | 23-Nov-05 | 103,768,189.30 | 9.14028 | 9.85 | 10 |
| 25-Jan-06 | 24-Jan-06 | 23-Dec-05 | 95,259,725.67 | 9.13698 | 9.85 | 10 |
| 25-Feb-06 | 24-Feb-06 | 23-Jan-06 | 86,914,340.03 | 9.48405 | 9.85 | 10 |
| 25-Mar-06 | | | | | | 11.12231 |
| 25-Apr-06 | | | | | | 10.54261 |
| 25-May-06 | | | | | | 11.5248 |
| 25-Jun-06 | | | | | | 11.92123 |
| 25-Jul-06 | | | | | | 13.34779 |
| 25-Aug-06 | | | | | | 14.25963 |
| 25-Sep-06 | | | | | | 16.16684 |
| 25-Oct-06 | | | | | | 19.72585 |
| 25-Nov-06 | | | | | | 24.13166 |
| 25-Dec-06 | | | | | | 36.0703 |
| 25-Jan-07 | | | | | | 74.05747 |

# GSAA-05-01 - Price/Yield - AV1

Assumption: Run to Maturity, Constant Libor at 2.50925

| | | | |
|---|---|---|---|
| Balance | $185,042,000.00 | Delay | 0 |
| Coupon | 2.65925 | Dated | 1/28/2005 |
| Settle | 1/28/2005 | First Payment | 2/25/2005 |

| *Price* | *50 PPC* | *75 PPC* | *100 PPC* | *150 PPC* | *200 PPC* |
|---|---|---|---|---|---|
| | Yield | Yield | Yield | Yield | Yield |
| 99.00000 | 3.2361 | 3.4703 | 3.7015 | 4.1608 | 4.6187 |
| 99.12500 | 3.1654 | 3.3700 | 3.5720 | 3.9733 | 4.3732 |
| 99.25000 | 3.0947 | 3.2699 | 3.4428 | 3.7863 | 4.1284 |
| 99.37500 | 3.0242 | 3.1701 | 3.3140 | 3.5997 | 3.8843 |
| 99.50000 | 2.9539 | 3.0704 | 3.1854 | 3.4137 | 3.6409 |
| 99.62500 | 2.8837 | 2.9710 | 3.0571 | 3.2280 | 3.3982 |
| 99.75000 | 2.8137 | 2.8718 | 2.9291 | 3.0429 | 3.1561 |
| 99.87500 | 2.7438 | 2.7728 | 2.8014 | 2.8582 | 2.9147 |
| 100.00000 | 2.6740 | 2.6740 | 2.6740 | 2.6740 | 2.6740 |
| 100.12500 | 2.6044 | 2.5754 | 2.5469 | 2.4903 | 2.4340 |
| 100.25000 | 2.5349 | 2.4771 | 2.4201 | 2.3070 | 2.1946 |
| 100.37500 | 2.4656 | 2.3789 | 2.2935 | 2.1242 | 1.9559 |
| 100.50000 | 2.3964 | 2.2810 | 2.1673 | 1.9418 | 1.7179 |
| 100.62500 | 2.3273 | 2.1833 | 2.0413 | 1.7599 | 1.4805 |
| 100.75000 | 2.2584 | 2.0858 | 1.9156 | 1.5785 | 1.2438 |
| 100.87500 | 2.1896 | 1.9884 | 1.7902 | 1.3975 | 1.0077 |
| 101.00000 | 2.1210 | 1.8913 | 1.6651 | 1.2169 | 0.7723 |
| WAL | 1.85 | 1.30 | 1.00 | 0.69 | 0.53 |
| Mod Durn | 1.79 | 1.27 | 0.98 | 0.68 | 0.52 |
| Principal Window | 02/05 - 12/08 | 02/05 - 09/07 | 02/05 - 01/07 | 02/05 - 05/06 | 02/05 - 01/06 |

pertain to any securities that will actually be sold. The information contained in this material may be based on assumptions regarding market conditions and other matters as reflected therein. We make no representations regarding the reasonableness of such assumptions or the likelihood that any of such assumptions will coincide with actual market conditions or events, and this material should not be relied upon for such purposes. We and our affiliates, officers, directors, partners and employees, including persons involved in the preparation or issuance of this material may, from time to time, have long or short positions in, and buy or sell, the securities mentioned herein or derivatives thereof (including options). This material may be filed within the Securities and Exchange Commission (the "SEC") and incorporated by reference into an effective registration statement previously filed with the SEC under Rule 415 of the Securities Act of 1933, including in cases where the material does not pertain to securities that are ultimately offered for sale pursuant to such registration statement. Information contained in this material is current as of the date appearing on this material only. Information in this material regarding the assets backing any securities discussed herein supersedes all prior information regarding such assets. Any information in the material, whether regarding the assets backing any securities discussed herein or otherwise, will be superseded by the information included in the final prospectus for any securities actually sold to you. Goldman Sachs does not provide accounting, tax or legal advice. Subject to applicable law, you may disclose any and all aspects of any potential transaction or structure described herein that are necessary to support any U.S. federal income tax benefits, without Goldman Sachs imposing any limitation of any kind.

# GSAA-05-01 - Price/Yield - AF2

Assumption: Run to Maturity, Constant Libor at 2.50925

| | | | |
|---|---|---|---|
| Balance | $124,208,000.00 | Delay | 24 |
| Coupon | 4.252 | Dated | 1/1/2005 |
| Settle | 1/28/2005 | First Payment | 2/25/2005 |

| *Price* | *50 PPC* | *75 PPC* | *100 PPC* | *150 PPC* | *200 PPC* |
|---|---|---|---|---|---|
| | Yield | Yield | Yield | Yield | Yield |
| 98.99859 | 4.4253 | 4.4884 | 4.5517 | 4.6873 | 4.8257 |
| 99.12359 | 4.4016 | 4.4537 | 4.5059 | 4.6178 | 4.7320 |
| 99.24859 | 4.3780 | 4.4191 | 4.4602 | 4.5485 | 4.6385 |
| 99.37359 | 4.3544 | 4.3845 | 4.4146 | 4.4792 | 4.5451 |
| 99.49859 | 4.3308 | 4.3499 | 4.3691 | 4.4101 | 4.4519 |
| 99.62359 | 4.3073 | 4.3154 | 4.3236 | 4.3411 | 4.3589 |
| 99.74859 | 4.2838 | 4.2810 | 4.2782 | 4.2722 | 4.2660 |
| 99.87359 | 4.2604 | 4.2466 | 4.2329 | 4.2034 | 4.1733 |
| 99.99859 | 4.2369 | 4.2123 | 4.1876 | 4.1347 | 4.0808 |
| 100.12359 | 4.2136 | 4.1780 | 4.1424 | 4.0661 | 3.9884 |
| 100.24859 | 4.1902 | 4.1438 | 4.0973 | 3.9977 | 3.8962 |
| 100.37359 | 4.1669 | 4.1096 | 4.0523 | 3.9293 | 3.8041 |
| 100.49859 | 4.1436 | 4.0755 | 4.0073 | 3.8611 | 3.7122 |
| 100.62359 | 4.1204 | 4.0415 | 3.9624 | 3.7930 | 3.6205 |
| 100.74859 | 4.0972 | 4.0074 | 3.9176 | 3.7250 | 3.5289 |
| 100.87359 | 4.0740 | 3.9735 | 3.8728 | 3.6571 | 3.4375 |
| 100.99859 | 4.0509 | 3.9396 | 3.8281 | 3.5893 | 3.3462 |
| WAL | 6.23 | 4.05 | 3.00 | 1.93 | 1.42 |
| Mod Durn | 5.33 | 3.63 | 2.76 | 1.82 | 1.35 |
| Principal Window | 12/08 - 02/15 | 09/07 - 02/11 | 01/07 - 06/09 | 05/06 - 08/07 | 01/06 - 12/06 |

# GSAA-05-01 - Price/Yield - AF3

Assumption: Run to Maturity, Constant Libor at 2.50925

| | | | |
|---|---|---|---|
| Balance | $33,023,000.00 | Delay | 24 |
| Coupon | 4.767 | Dated | 1/1/2005 |
| Settle | 1/28/2005 | First Payment | 2/25/2005 |

| *Price* | *50 PPC* | *75 PPC* | *100 PPC* | *150 PPC* | *200 PPC* |
|---|---|---|---|---|---|
| | Yield | Yield | Yield | Yield | Yield |
| 98.99991 | 4.8936 | 4.9295 | 4.9720 | 5.0763 | 5.1721 |
| 99.12491 | 4.8790 | 4.9084 | 4.9431 | 5.0282 | 5.1064 |
| 99.24991 | 4.8646 | 4.8873 | 4.9142 | 4.9801 | 5.0407 |
| 99.37491 | 4.8501 | 4.8662 | 4.8853 | 4.9322 | 4.9752 |
| 99.49991 | 4.8356 | 4.8452 | 4.8565 | 4.8843 | 4.9098 |
| 99.62491 | 4.8212 | 4.8242 | 4.8277 | 4.8365 | 4.8445 |
| 99.74991 | 4.8068 | 4.8032 | 4.7990 | 4.7887 | 4.7792 |
| 99.87491 | 4.7924 | 4.7823 | 4.7703 | 4.7410 | 4.7141 |
| 99.99991 | 4.7780 | 4.7614 | 4.7417 | 4.6934 | 4.6491 |
| 100.12491 | 4.7637 | 4.7405 | 4.7131 | 4.6459 | 4.5842 |
| 100.24991 | 4.7494 | 4.7197 | 4.6845 | 4.5985 | 4.5194 |
| 100.37491 | 4.7351 | 4.6989 | 4.6560 | 4.5511 | 4.4548 |
| 100.49991 | 4.7208 | 4.6781 | 4.6276 | 4.5038 | 4.3902 |
| 100.62491 | 4.7065 | 4.6573 | 4.5991 | 4.4566 | 4.3257 |
| 100.74991 | 4.6923 | 4.6366 | 4.5708 | 4.4094 | 4.2613 |
| 100.87491 | 4.6781 | 4.6159 | 4.5424 | 4.3623 | 4.1970 |
| 100.99991 | 4.6639 | 4.5953 | 4.5141 | 4.3153 | 4.1328 |
| WAL | 11.53 | 7.21 | 5.00 | 2.86 | 2.06 |
| Mod Durn | 8.68 | 5.96 | 4.35 | 2.62 | 1.92 |
| Principal Window | 02/15 - 02/18 | 02/11 - 10/13 | 06/09 - 10/10 | 08/07 - 06/08 | 12/06 - 04/07 |

pertain to any securities that will actually be sold. The information contained in this material may be based on assumptions regarding market conditions and other matters as reflected therein. We make no representations regarding the reasonableness of such assumptions or the likelihood that any of such assumptions will coincide with actual market conditions or events, and this material should not be relied upon for such purposes. We and our affiliates, officers, directors, partners and employees, including persons involved in the preparation or issuance of this material may, from time to time, have long or short positions in, and buy or sell, the securities mentioned herein or derivatives thereof (including options). This material may be filed within the Securities and Exchange Commission (the "SEC") and incorporated by reference into an effective registration statement previously filed with the SEC under Rule 415 of the Securities Act of 1933, including in cases where the material does not pertain to securities that are ultimately offered for sale pursuant to such registration statement. Information contained in this material is current as of the date appearing on this material only. Information in this material regarding the assets backing any securities discussed herein supersedes all prior information regarding such assets. Any information in the material, whether regarding the assets backing any securities discussed herein or otherwise, will be superseded by the information included in the final prospectus for any securities actually sold to you. Goldman Sachs does not provide accounting, tax or legal advice. Subject to applicable law, you may disclose any and all aspects of any potential transaction or structure described herein that are necessary to support any U.S. federal income tax benefits, without Goldman Sachs imposing any limitation of any kind.

# GSAA-05-01 - Price/Yield - AF4

Assumption: Run to Maturity, Constant Libor at 2.50925

| | | | |
|---|---|---|---|
| Balance | $76,609,000.00 | Delay | 24 |
| Coupon | 5.574 | Dated | 1/1/2005 |
| Settle | 1/28/2005 | First Payment | 2/25/2005 |

| *Price* | *50 PPC* | *75 PPC* | *100 PPC* | *150 PPC* | *200 PPC* |
|---|---|---|---|---|---|
| | Yield | Yield | Yield | Yield | Yield |
| 98.99929 | 5.7344 | 5.7536 | 5.7830 | 5.8288 | 5.8797 |
| 99.12429 | 5.7229 | 5.7398 | 5.7660 | 5.8018 | 5.8318 |
| 99.24929 | 5.7113 | 5.7261 | 5.7490 | 5.7750 | 5.7840 |
| 99.37429 | 5.6998 | 5.7123 | 5.7321 | 5.7482 | 5.7363 |
| 99.49929 | 5.6882 | 5.6986 | 5.7151 | 5.7214 | 5.6886 |
| 99.62429 | 5.6767 | 5.6850 | 5.6982 | 5.6947 | 5.6410 |
| 99.74929 | 5.6653 | 5.6713 | 5.6814 | 5.6680 | 5.5935 |
| 99.87429 | 5.6538 | 5.6577 | 5.6645 | 5.6414 | 5.5461 |
| 99.99929 | 5.6424 | 5.6441 | 5.6477 | 5.6148 | 5.4988 |
| 100.12429 | 5.6310 | 5.6305 | 5.6309 | 5.5882 | 5.4515 |
| 100.24929 | 5.6196 | 5.6169 | 5.6142 | 5.5617 | 5.4043 |
| 100.37429 | 5.6082 | 5.6034 | 5.5975 | 5.5353 | 5.3572 |
| 100.49929 | 5.5968 | 5.5899 | 5.5808 | 5.5089 | 5.3102 |
| 100.62429 | 5.5855 | 5.5764 | 5.5641 | 5.4825 | 5.2632 |
| 100.74929 | 5.5742 | 5.5629 | 5.5474 | 5.4562 | 5.2163 |
| 100.87429 | 5.5629 | 5.5495 | 5.5308 | 5.4300 | 5.1695 |
| 100.99929 | 5.5516 | 5.5361 | 5.5142 | 5.4037 | 5.1228 |
| WAL | 17.78 | 13.60 | 10.19 | 5.76 | 2.94 |
| Mod Durn | 10.89 | 9.16 | 7.41 | 4.69 | 2.63 |
| Principal Window | 02/18 - 11/31 | 10/13 - 01/29 | 10/10 - 12/24 | 06/08 - 02/19 | 04/07 - 10/09 |

pertain to any securities that will actually be sold. The information contained in this material may be based on assumptions regarding market conditions and other matters as reflected therein. We make no representations regarding the reasonableness of such assumptions or the likelihood that any of such assumptions will coincide with actual market conditions or events, and this material should not be relied upon for such purposes. We and our affiliates, officers, directors, partners and employees, including persons involved in the preparation or issuance of this material may, from time to time, have long or short positions in, and buy or sell, the securities mentioned herein or derivatives thereof (including options). This material may be filed within the Securities and Exchange Commission (the "SEC") and incorporated by reference into an effective registration statement previously filed with the SEC under Rule 415 of the Securities Act of 1933, including in cases where the material does not pertain to securities that are ultimately offered for sale pursuant to such registration statement. Information contained in this material is current as of the date appearing on this material only. Information in this material regarding the assets backing any securities discussed herein supersedes all prior information regarding such assets. Any information in the material, whether regarding the assets backing any securities discussed herein or otherwise, will be superseded by the information included in the final prospectus for any securities actually sold to you. Goldman Sachs does not provide accounting, tax or legal advice. Subject to applicable law, you may disclose any and all aspects of any potential transaction or structure described herein that are necessary to support any U.S. federal income tax benefits, without Goldman Sachs imposing any limitation of any kind.

# GSAA-05-01 - Price/Yield - AF5

Assumption: Run to Maturity, Constant Libor at 2.50925

| | | | |
|---|---|---|---|
| Balance | $46,543,000.00 | Delay | 24 |
| Coupon | 4.792 | Dated | 1/1/2005 |
| Settle | 1/28/2005 | First Payment | 2/25/2005 |

| Price | 50 PPC | 75 PPC | 100 PPC | 150 PPC | 200 PPC |
|---|---|---|---|---|---|
| | Yield | Yield | Yield | Yield | Yield |
| 98.99761 | 4.9465 | 4.9564 | 4.9664 | 5.0169 | 5.0852 |
| 99.12261 | 4.9270 | 4.9353 | 4.9441 | 4.9932 | 5.0602 |
| 99.24761 | 4.9076 | 4.9142 | 4.9218 | 4.9695 | 5.0352 |
| 99.37261 | 4.8882 | 4.8932 | 4.8995 | 4.9458 | 5.0103 |
| 99.49761 | 4.8688 | 4.8722 | 4.8773 | 4.9222 | 4.9854 |
| 99.62261 | 4.8495 | 4.8512 | 4.8551 | 4.8986 | 4.9605 |
| 99.74761 | 4.8302 | 4.8303 | 4.8329 | 4.8751 | 4.9357 |
| 99.87261 | 4.8109 | 4.8094 | 4.8108 | 4.8516 | 4.9110 |
| 99.99761 | 4.7917 | 4.7885 | 4.7887 | 4.8281 | 4.8862 |
| 100.12261 | 4.7725 | 4.7677 | 4.7666 | 4.8047 | 4.8615 |
| 100.24761 | 4.7533 | 4.7468 | 4.7446 | 4.7813 | 4.8369 |
| 100.37261 | 4.7341 | 4.7261 | 4.7226 | 4.7579 | 4.8123 |
| 100.49761 | 4.7150 | 4.7053 | 4.7007 | 4.7346 | 4.7877 |
| 100.62261 | 4.6959 | 4.6846 | 4.6788 | 4.7113 | 4.7631 |
| 100.74761 | 4.6769 | 4.6640 | 4.6569 | 4.6881 | 4.7386 |
| 100.87261 | 4.6579 | 4.6433 | 4.6350 | 4.6649 | 4.7142 |
| 100.99761 | 4.6389 | 4.6227 | 4.6132 | 4.6417 | 4.6897 |
| WAL | 8.14 | 7.34 | 6.84 | 6.35 | 5.97 |
| Mod Durn | 6.48 | 5.97 | 5.64 | 5.31 | 5.04 |
| Principal Window | 02/08 - 09/31 | 02/08 - 11/28 | 02/08 - 10/24 | 05/08 - 12/18 | 10/08 - 03/15 |

pertain to any securities that will actually be sold. The information contained in this material may be based on assumptions regarding market conditions and other matters as reflected therein. *We make no representations regarding the reasonableness of such assumptions or the likelihood that any of such assumptions will coincide with actual market conditions or events, and this material should not be relied upon for such purposes.* We and our affiliates, officers, directors, partners and employees, including persons involved in the preparation or issuance of this material may, from time to time, have long or short positions in, and buy or sell, the securities mentioned herein or derivatives thereof (including options). This material may be filed within the Securities and Exchange Commission (the "SEC") and incorporated by reference into an effective registration statement previously filed with the SEC under Rule 415 of the Securities Act of 1933, including in cases where the material does not pertain to securities that are ultimately offered for sale pursuant to such registration statement. Information contained in this material is current as of the date appearing on this material only. Information in this material regarding the assets backing any securities discussed herein supersedes all prior information regarding such assets. Any information in the material, whether regarding the assets backing any securities discussed herein or otherwise, will be superseded by the information included in the final prospectus for any securities actually sold to you. Goldman Sachs does not provide accounting, tax or legal advice. Subject to applicable law, you may disclose any and all aspects of any potential transaction or structure described herein that are necessary to support any U.S. federal income tax benefits, without Goldman Sachs imposing any limitation of any kind.

# GSAA-05-01 - Price/Yield - M1

Assumption: Run to Maturity, Constant Libor at 2.50925

| | | | |
|---|---|---|---|
| Balance | $16,549,000.00 | Delay | 24 |
| Coupon | 5.342 | Dated | 1/1/2005 |
| Settle | 1/28/2005 | First Payment | 2/25/2005 |

| Price | 50 PPC | 75 PPC | 100 PPC | 150 PPC | 200 PPC |
|---|---|---|---|---|---|
| | Yield | Yield | Yield | Yield | Yield |
| 98.99666 | 5.4953 | 5.5187 | 5.5477 | 5.5922 | 5.6100 |
| 99.12166 | 5.4804 | 5.4999 | 5.5246 | 5.5612 | 5.5748 |
| 99.24666 | 5.4655 | 5.4811 | 5.5016 | 5.5302 | 5.5397 |
| 99.37166 | 5.4507 | 5.4623 | 5.4785 | 5.4992 | 5.5046 |
| 99.49666 | 5.4358 | 5.4436 | 5.4556 | 5.4683 | 5.4696 |
| 99.62166 | 5.4210 | 5.4249 | 5.4326 | 5.4374 | 5.4346 |
| 99.74666 | 5.4062 | 5.4063 | 5.4098 | 5.4066 | 5.3997 |
| 99.87166 | 5.3915 | 5.3877 | 5.3869 | 5.3759 | 5.3649 |
| 99.99666 | 5.3767 | 5.3691 | 5.3641 | 5.3452 | 5.3301 |
| 100.12166 | 5.3620 | 5.3505 | 5.3413 | 5.3145 | 5.2954 |
| 100.24666 | 5.3473 | 5.3320 | 5.3186 | 5.2839 | 5.2607 |
| 100.37166 | 5.3327 | 5.3135 | 5.2959 | 5.2534 | 5.2261 |
| 100.49666 | 5.3180 | 5.2951 | 5.2732 | 5.2229 | 5.1915 |
| 100.62166 | 5.3034 | 5.2766 | 5.2506 | 5.1924 | 5.1570 |
| 100.74666 | 5.2888 | 5.2583 | 5.2281 | 5.1621 | 5.1225 |
| 100.87166 | 5.2743 | 5.2399 | 5.2055 | 5.1317 | 5.0881 |
| 100.99666 | 5.2598 | 5.2216 | 5.1830 | 5.1014 | 5.0537 |
| WAL | 12.17 | 8.93 | 6.90 | 4.79 | 4.10 |
| Mod Durn | 8.46 | 6.70 | 5.46 | 4.06 | 3.58 |
| Principal Window | 11/10 - 02/28 | 02/09 - 04/23 | 02/08 - 09/19 | 04/08 - 01/15 | 07/08 - 03/12 |

pertain to any securities that will actually be sold. The information contained in this material may be based on assumptions regarding market conditions and other matters as reflected therein. We make no representations regarding the reasonableness of such assumptions or the likelihood that any of such assumptions will coincide with actual market conditions or events, and this material should not be relied upon for such purposes. We and our affiliates, officers, directors, partners and employees, including persons involved in the preparation or issuance of this material may, from time to time, have long or short positions in, and buy or sell, the securities mentioned herein or derivatives thereof (including options). This material may be filed within the Securities and Exchange Commission (the "SEC") and incorporated by reference into an effective registration statement previously filed with the SEC under Rule 415 of the Securities Act of 1933, including in cases where the material does not pertain to securities that are ultimately offered for sale pursuant to such registration statement. Information contained in this material is current as of the date appearing on this material only. Information in this material regarding the assets backing any securities discussed herein supersedes all prior information regarding such assets. Any information in the material, whether regarding the assets backing any securities discussed herein or otherwise, will be superseded by the information included in the final prospectus for any securities actually sold to you. Goldman Sachs does not provide accounting, tax or legal advice. Subject to applicable law, you may disclose any and all aspects of any potential transaction or structure described herein that are necessary to support any U.S. federal income tax benefits, without Goldman Sachs imposing any limitation of any kind.

# GSAA-05-01 - Price/Yield - M2

Assumption: Run to Maturity, Constant Libor at 2.50925

| Balance | $12,411,000.00 | Delay | 24 |
|---|---|---|---|
| Coupon | 5.76 | Dated | 1/1/2005 |
| Settle | 1/28/2005 | First Payment | 2/25/2005 |

| Price | 50 PPC | 75 PPC | 100 PPC | 150 PPC | 200 PPC |
|---|---|---|---|---|---|
| | Yield | Yield | Yield | Yield | Yield |
| 98.34111 | 6.0000 | 6.0424 | 6.0931 | 6.1809 | 6.2312 |
| 98.46611 | 5.9845 | 6.0228 | 6.0691 | 6.1486 | 6.1937 |
| 98.59111 | 5.9690 | 6.0033 | 6.0452 | 6.1163 | 6.1562 |
| 98.71611 | 5.9535 | 5.9839 | 6.0214 | 6.0841 | 6.1188 |
| 98.84111 | 5.9381 | 5.9644 | 5.9976 | 6.0519 | 6.0815 |
| 98.96611 | 5.9227 | 5.9450 | 5.9738 | 6.0198 | 6.0442 |
| 99.09111 | 5.9073 | 5.9256 | 5.9501 | 5.9877 | 6.0070 |
| 99.21611 | 5.8919 | 5.9063 | 5.9264 | 5.9557 | 5.9698 |
| 99.34111 | 5.8766 | 5.8870 | 5.9027 | 5.9237 | 5.9327 |
| 99.46611 | 5.8613 | 5.8677 | 5.8791 | 5.8918 | 5.8956 |
| 99.59111 | 5.8460 | 5.8485 | 5.8556 | 5.8600 | 5.8586 |
| 99.71611 | 5.8307 | 5.8293 | 5.8320 | 5.8282 | 5.8217 |
| 99.84111 | 5.8155 | 5.8101 | 5.8086 | 5.7964 | 5.7848 |
| 99.96611 | 5.8003 | 5.7910 | 5.7851 | 5.7648 | 5.7480 |
| 100.09111 | 5.7851 | 5.7719 | 5.7617 | 5.7331 | 5.7112 |
| 100.21611 | 5.7700 | 5.7528 | 5.7384 | 5.7015 | 5.6745 |
| 100.34111 | 5.7549 | 5.7338 | 5.7150 | 5.6700 | 5.6379 |
| WAL | 12.04 | 8.79 | 6.79 | 4.67 | 3.90 |
| Mod Durn | 8.18 | 6.50 | 5.30 | 3.92 | 3.38 |
| Principal Window | 11/10 - 08/26 | 02/09 - 08/21 | 02/08 - 08/18 | 03/08 - 01/14 | 04/08 - 06/11 |

pertain to any securities that will actually be sold. The information contained in this material may be based on assumptions regarding market conditions and other matters as reflected therein. We make no representations regarding the reasonableness of such assumptions or the likelihood that any of such assumptions will coincide with actual market conditions or events, and this material should not be relied upon for such purposes. We and our affiliates, officers, directors, partners and employees, including persons involved in the preparation or issuance of this material may, from time to time, have long or short positions in, and buy or sell, the securities mentioned herein or derivatives thereof (including options). This material may be filed within the Securities and Exchange Commission (the "SEC") and incorporated by reference into an effective registration statement previously filed with the SEC under Rule 415 of the Securities Act of 1933, including in cases where the material does not pertain to securities that are ultimately offered for sale pursuant to such registration statement. Information contained in this material is current as of the date appearing on this material only. Information in this material regarding the assets backing any securities discussed herein supersedes all prior information regarding such assets. Any information in the material, whether regarding the assets backing any securities discussed herein or otherwise, will be superseded by the information included in the final prospectus for any securities actually sold to you. Goldman Sachs does not provide accounting, tax or legal advice. Subject to applicable law, you may disclose any and all aspects of any potential transaction or structure described herein that are necessary to support any U.S. federal income tax benefits, without Goldman Sachs imposing any limitation of any kind.

## GSAA-05-01 - Price/Yield - B1

Assumption: Run to Maturity, Constant Libor at 2.50925

| Balance | $6,206,000.00 | Delay | 24 |
|---|---|---|---|
| Coupon | 5.76 | Dated | 1/1/2005 |
| Settle | 1/28/2005 | First Payment | 2/25/2005 |

| Price | 50 PPC | 75 PPC | 100 PPC | 150 PPC | 200 PPC |
|---|---|---|---|---|---|
| | Yield | Yield | Yield | Yield | Yield |
| 97.33464 | 6.1242 | 6.2000 | 6.2866 | 6.4467 | 6.5521 |
| 97.45964 | 6.1084 | 6.1800 | 6.2619 | 6.4133 | 6.5128 |
| 97.58464 | 6.0925 | 6.1600 | 6.2373 | 6.3799 | 6.4734 |
| 97.70964 | 6.0767 | 6.1401 | 6.2128 | 6.3465 | 6.4342 |
| 97.83464 | 6.0609 | 6.1203 | 6.1882 | 6.3133 | 6.3950 |
| 97.95964 | 6.0451 | 6.1004 | 6.1638 | 6.2800 | 6.3559 |
| 98.08464 | 6.0294 | 6.0806 | 6.1393 | 6.2469 | 6.3168 |
| 98.20964 | 6.0136 | 6.0608 | 6.1149 | 6.2138 | 6.2778 |
| 98.33464 | 5.9980 | 6.0411 | 6.0906 | 6.1807 | 6.2389 |
| 98.45964 | 5.9823 | 6.0214 | 6.0663 | 6.1477 | 6.2000 |
| 98.58464 | 5.9667 | 6.0017 | 6.0420 | 6.1148 | 6.1612 |
| 98.70964 | 5.9510 | 5.9821 | 6.0178 | 6.0819 | 6.1224 |
| 98.83464 | 5.9355 | 5.9625 | 5.9936 | 6.0491 | 6.0838 |
| 98.95964 | 5.9199 | 5.9429 | 5.9695 | 6.0163 | 6.0451 |
| 99.08464 | 5.9044 | 5.9234 | 5.9454 | 5.9836 | 6.0066 |
| 99.20964 | 5.8889 | 5.9039 | 5.9213 | 5.9509 | 5.9680 |
| 99.33464 | 5.8734 | 5.8845 | 5.8973 | 5.9183 | 5.9296 |
| WAL | 11.82 | 8.67 | 6.62 | 4.55 | 3.74 |
| Mod Durn | 8.07 | 6.42 | 5.20 | 3.83 | 3.25 |
| Principal Window | 11/10 - 06/24 | 02/09 - 09/19 | 02/08 - 12/16 | 03/08 - 11/12 | 04/08 - 08/10 |

pertain to any securities that will actually be sold. The information contained in this material may be based on assumptions regarding market conditions and other matters as reflected therein. We make no representations regarding the reasonableness of such assumptions or the likelihood that any of such assumptions will coincide with actual market conditions or events, and this material should not be relied upon for such purposes. We and our affiliates, officers, directors, partners and employees, including persons involved in the preparation or issuance of this material may, from time to time, have long or short positions in, and buy or sell, the securities mentioned herein or derivatives thereof (including options). This material may be filed within the Securities and Exchange Commission (the "SEC") and incorporated by reference into an effective registration statement previously filed with the SEC under Rule 415 of the Securities Act of 1933, including in cases where the material does not pertain to securities that are ultimately offered for sale pursuant to such registration statement. Information contained in this material is current as of the date appearing on this material only. Information in this material regarding the assets backing any securities discussed herein supersedes all prior information regarding such assets. Any information in the material, whether regarding the assets backing any securities discussed herein or otherwise, will be superseded by the information included in the final prospectus for any securities actually sold to you. Goldman Sachs does not provide accounting, tax or legal advice. Subject to applicable law, you may disclose any and all aspects of any potential transaction or structure described herein that are necessary to support any U.S. federal income tax benefits, without Goldman Sachs imposing any limitation of any kind.

# GSAA-05-01 - Price/Yield - B2

Assumption: Run to Maturity, Constant Libor at 2.50925

| | | | |
|---|---|---|---|
| Balance | $5,171,000.00 | Delay | 24 |
| Coupon | 5.76 | Dated | 1/1/2005 |
| Settle | 1/28/2005 | First Payment | 2/25/2005 |

| *Price* | *50 PPC* | *75 PPC* | *100 PPC* | *150 PPC* | *200 PPC* |
|---|---|---|---|---|---|
| | Yield | Yield | Yield | Yield | Yield |
| 92.52037 | 6.7647 | 7.0090 | 7.2912 | 7.8272 | 8.1890 |
| 92.64537 | 6.7474 | 6.9872 | 7.2642 | 7.7904 | 8.1455 |
| 92.77037 | 6.7302 | 6.9655 | 7.2373 | 7.7536 | 8.1022 |
| 92.89537 | 6.7130 | 6.9438 | 7.2104 | 7.7169 | 8.0589 |
| 93.02037 | 6.6958 | 6.9222 | 7.1836 | 7.6803 | 8.0157 |
| 93.14537 | 6.6786 | 6.9005 | 7.1568 | 7.6437 | 7.9725 |
| 93.27037 | 6.6615 | 6.8790 | 7.1300 | 7.6072 | 7.9294 |
| 93.39537 | 6.6444 | 6.8574 | 7.1033 | 7.5707 | 7.8864 |
| 93.52037 | 6.6274 | 6.8359 | 7.0767 | 7.5344 | 7.8435 |
| 93.64537 | 6.6104 | 6.8145 | 7.0501 | 7.4981 | 7.8006 |
| 93.77037 | 6.5934 | 6.7930 | 7.0236 | 7.4618 | 7.7578 |
| 93.89537 | 6.5764 | 6.7717 | 6.9971 | 7.4256 | 7.7151 |
| 94.02037 | 6.5595 | 6.7503 | 6.9706 | 7.3895 | 7.6725 |
| 94.14537 | 6.5426 | 6.7290 | 6.9442 | 7.3534 | 7.6299 |
| 94.27037 | 6.5258 | 6.7078 | 6.9179 | 7.3174 | 7.5874 |
| 94.39537 | 6.5089 | 6.6865 | 6.8916 | 7.2815 | 7.5450 |
| 94.52037 | 6.4921 | 6.6653 | 6.8653 | 7.2456 | 7.5026 |
| WAL | 11.50 | 8.42 | 6.41 | 4.38 | 3.59 |
| Mod Durn | 7.81 | 6.19 | 5.00 | 3.66 | 3.10 |
| Principal Window | 11/10 - 09/22 | 02/09 - 11/18 | 02/08 - 09/15 | 02/08 - 01/12 | 03/08 - 01/10 |

pertain to any securities that will actually be sold. The information contained in this material may be based on assumptions regarding market conditions and other matters as reflected therein. We make no representations regarding the reasonableness of such assumptions or the likelihood that any of such assumptions will coincide with actual market conditions or events, and this material should not be relied upon for such purposes. We and our affiliates, officers, directors, partners and employees, including persons involved in the preparation or issuance of this material may, from time to time, have long or short positions in, and buy or sell, the securities mentioned herein or derivatives thereof (including options). This material may be filed within the Securities and Exchange Commission (the "SEC") and incorporated by reference into an effective registration statement previously filed with the SEC under Rule 415 of the Securities Act of 1933, including in cases where the material does not pertain to securities that are ultimately offered for sale pursuant to such registration statement. Information contained in this material is current as of the date appearing on this material only. Information in this material regarding the assets backing any securities discussed herein supersedes all prior information regarding such assets. Any information in the material, whether regarding the assets backing any securities discussed herein or otherwise, will be superseded by the information included in the final prospectus for any securities actually sold to you. Goldman Sachs does not provide accounting, tax or legal advice. Subject to applicable law, you may disclose any and all aspects of any potential transaction or structure described herein that are necessary to support any U.S. federal income tax benefits, without Goldman Sachs imposing any limitation of any kind.

# GSAA-05-01 - Price/Yield - AV1

Assumption: Run to 10% Cleanup Call, Constant Libor at 2.50925

| | | | |
|---|---|---|---|
| Balance | $185,042,000.00 | Delay | 0 |
| Coupon | 2.65925 | Dated | 1/28/2005 |
| Settle | 1/28/2005 | First Payment | 2/25/2005 |

| Price | 50 PPC | 75 PPC | 100 PPC | 150 PPC | 200 PPC |
|---|---|---|---|---|---|
| | Yield | Yield | Yield | Yield | Yield |
| 99.00000 | 3.2361 | 3.4703 | 3.7015 | 4.1608 | 4.6187 |
| 99.12500 | 3.1654 | 3.3700 | 3.5720 | 3.9733 | 4.3732 |
| 99.25000 | 3.0947 | 3.2699 | 3.4428 | 3.7863 | 4.1284 |
| 99.37500 | 3.0242 | 3.1701 | 3.3140 | 3.5997 | 3.8843 |
| 99.50000 | 2.9539 | 3.0704 | 3.1854 | 3.4137 | 3.6409 |
| 99.62500 | 2.8837 | 2.9710 | 3.0571 | 3.2280 | 3.3982 |
| 99.75000 | 2.8137 | 2.8718 | 2.9291 | 3.0429 | 3.1561 |
| 99.87500 | 2.7438 | 2.7728 | 2.8014 | 2.8582 | 2.9147 |
| 100.00000 | 2.6740 | 2.6740 | 2.6740 | 2.6740 | 2.6740 |
| 100.12500 | 2.6044 | 2.5754 | 2.5469 | 2.4903 | 2.4340 |
| 100.25000 | 2.5349 | 2.4771 | 2.4201 | 2.3070 | 2.1946 |
| 100.37500 | 2.4656 | 2.3789 | 2.2935 | 2.1242 | 1.9559 |
| 100.50000 | 2.3964 | 2.2810 | 2.1673 | 1.9418 | 1.7179 |
| 100.62500 | 2.3273 | 2.1833 | 2.0413 | 1.7599 | 1.4805 |
| 100.75000 | 2.2584 | 2.0858 | 1.9156 | 1.5785 | 1.2438 |
| 100.87500 | 2.1896 | 1.9884 | 1.7902 | 1.3975 | 1.0077 |
| 101.00000 | 2.1210 | 1.8913 | 1.6651 | 1.2169 | 0.7723 |
| WAL | 1.85 | 1.30 | 1.00 | 0.69 | 0.53 |
| Mod Durn | 1.79 | 1.27 | 0.98 | 0.68 | 0.52 |
| Principal Window | 02/05 - 12/08 | 02/05 - 09/07 | 02/05 - 01/07 | 02/05 - 05/06 | 02/05 - 01/06 |

# GSAA-05-01 - Price/Yield - AF2

Assumption: Run to 10% Cleanup Call, Constant Libor at 2.50925

| | | | |
|---|---|---|---|
| Balance | $124,208,000.00 | Delay | 24 |
| Coupon | 4.252 | Dated | 1/1/2005 |
| Settle | 1/28/2005 | First Payment | 2/25/2005 |

| Price | 50 PPC | 75 PPC | 100 PPC | 150 PPC | 200 PPC |
|---|---|---|---|---|---|
| | Yield | Yield | Yield | Yield | Yield |
| 98.99859 | 4.4253 | 4.4884 | 4.5517 | 4.6873 | 4.8257 |
| 99.12359 | 4.4016 | 4.4537 | 4.5059 | 4.6178 | 4.7320 |
| 99.24859 | 4.3780 | 4.4191 | 4.4602 | 4.5485 | 4.6385 |
| 99.37359 | 4.3544 | 4.3845 | 4.4146 | 4.4792 | 4.5451 |
| 99.49859 | 4.3308 | 4.3499 | 4.3691 | 4.4101 | 4.4519 |
| 99.62359 | 4.3073 | 4.3154 | 4.3236 | 4.3411 | 4.3589 |
| 99.74859 | 4.2838 | 4.2810 | 4.2782 | 4.2722 | 4.2660 |
| 99.87359 | 4.2604 | 4.2466 | 4.2329 | 4.2034 | 4.1733 |
| 99.99859 | 4.2369 | 4.2123 | 4.1876 | 4.1347 | 4.0808 |
| 100.12359 | 4.2136 | 4.1780 | 4.1424 | 4.0661 | 3.9884 |
| 100.24859 | 4.1902 | 4.1438 | 4.0973 | 3.9977 | 3.8962 |
| 100.37359 | 4.1669 | 4.1096 | 4.0523 | 3.9293 | 3.8041 |
| 100.49859 | 4.1436 | 4.0755 | 4.0073 | 3.8611 | 3.7122 |
| 100.62359 | 4.1204 | 4.0415 | 3.9624 | 3.7930 | 3.6205 |
| 100.74859 | 4.0972 | 4.0074 | 3.9176 | 3.7250 | 3.5289 |
| 100.87359 | 4.0740 | 3.9735 | 3.8728 | 3.6571 | 3.4375 |
| 100.99859 | 4.0509 | 3.9396 | 3.8281 | 3.5893 | 3.3462 |
| WAL | 6.23 | 4.05 | 3.00 | 1.93 | 1.42 |
| Mod Durn | 5.33 | 3.63 | 2.76 | 1.82 | 1.35 |
| Principal Window | 12/08 - 02/15 | 09/07 - 02/11 | 01/07 - 06/09 | 05/06 - 08/07 | 01/06 - 12/06 |

# GSAA-05-01 - Price/Yield - AF3

Assumption: Run to 10% Cleanup Call, Constant Libor at 2.50925

| | | | |
|---|---|---|---|
| Balance | $33,023,000.00 | Delay | 24 |
| Coupon | 4.767 | Dated | 1/1/2005 |
| Settle | 1/28/2005 | First Payment | 2/25/2005 |

| *Price* | *50 PPC* | *75 PPC* | *100 PPC* | *150 PPC* | *200 PPC* |
|---|---|---|---|---|---|
| | Yield | Yield | Yield | Yield | Yield |
| 98.99991 | 4.8936 | 4.9295 | 4.9720 | 5.0763 | 5.1721 |
| 99.12491 | 4.8790 | 4.9084 | 4.9431 | 5.0282 | 5.1064 |
| 99.24991 | 4.8646 | 4.8873 | 4.9142 | 4.9801 | 5.0407 |
| 99.37491 | 4.8501 | 4.8662 | 4.8853 | 4.9322 | 4.9752 |
| 99.49991 | 4.8356 | 4.8452 | 4.8565 | 4.8843 | 4.9098 |
| 99.62491 | 4.8212 | 4.8242 | 4.8277 | 4.8365 | 4.8445 |
| 99.74991 | 4.8068 | 4.8032 | 4.7990 | 4.7887 | 4.7792 |
| 99.87491 | 4.7924 | 4.7823 | 4.7703 | 4.7410 | 4.7141 |
| 99.99991 | 4.7780 | 4.7614 | 4.7417 | 4.6934 | 4.6491 |
| 100.12491 | 4.7637 | 4.7405 | 4.7131 | 4.6459 | 4.5842 |
| 100.24991 | 4.7494 | 4.7197 | 4.6845 | 4.5985 | 4.5194 |
| 100.37491 | 4.7351 | 4.6989 | 4.6560 | 4.5511 | 4.4548 |
| 100.49991 | 4.7208 | 4.6781 | 4.6276 | 4.5038 | 4.3902 |
| 100.62491 | 4.7065 | 4.6573 | 4.5991 | 4.4566 | 4.3257 |
| 100.74991 | 4.6923 | 4.6366 | 4.5708 | 4.4094 | 4.2613 |
| 100.87491 | 4.6781 | 4.6159 | 4.5424 | 4.3623 | 4.1970 |
| 100.99991 | 4.6639 | 4.5953 | 4.5141 | 4.3153 | 4.1328 |
| WAL | 11.53 | 7.21 | 5.00 | 2.86 | 2.06 |
| Mod Durn | 8.68 | 5.96 | 4.35 | 2.62 | 1.92 |
| Principal Window | 02/15 - 02/18 | 02/11 - 10/13 | 06/09 - 10/10 | 08/07 - 06/08 | 12/06 - 04/07 |

# GSAA-05-01 - Price/Yield - AF4

Assumption: Run to 10% Cleanup Call, Constant Libor at 2.50925

| Balance | $76,609,000.00 | Delay | 24 |
|---|---|---|---|
| Coupon | 5.574 | Dated | 1/1/2005 |
| Settle | 1/28/2005 | First Payment | 2/25/2005 |

| *Price* | *50 PPC* | *75 PPC* | *100 PPC* | *150 PPC* | *200 PPC* |
|---|---|---|---|---|---|
| | Yield | Yield | Yield | Yield | Yield |
| 98.99929 | 5.7018 | 5.7150 | 5.7356 | 5.7904 | 5.8795 |
| 99.12429 | 5.6893 | 5.6999 | 5.7164 | 5.7602 | 5.8315 |
| 99.24929 | 5.6768 | 5.6848 | 5.6972 | 5.7301 | 5.7837 |
| 99.37429 | 5.6644 | 5.6697 | 5.6780 | 5.7001 | 5.7359 |
| 99.49929 | 5.6519 | 5.6546 | 5.6589 | 5.6701 | 5.6883 |
| 99.62429 | 5.6395 | 5.6396 | 5.6397 | 5.6401 | 5.6407 |
| 99.74929 | 5.6271 | 5.6246 | 5.6207 | 5.6102 | 5.5931 |
| 99.87429 | 5.6148 | 5.6096 | 5.6016 | 5.5803 | 5.5457 |
| 99.99929 | 5.6024 | 5.5947 | 5.5826 | 5.5505 | 5.4983 |
| 100.12429 | 5.5901 | 5.5797 | 5.5636 | 5.5207 | 5.4510 |
| 100.24929 | 5.5777 | 5.5648 | 5.5446 | 5.4910 | 5.4038 |
| 100.37429 | 5.5654 | 5.5500 | 5.5257 | 5.4613 | 5.3566 |
| 100.49929 | 5.5532 | 5.5351 | 5.5068 | 5.4317 | 5.3095 |
| 100.62429 | 5.5409 | 5.5203 | 5.4879 | 5.4021 | 5.2625 |
| 100.74929 | 5.5287 | 5.5054 | 5.4691 | 5.3725 | 5.2156 |
| 100.87429 | 5.5165 | 5.4906 | 5.4503 | 5.3430 | 5.1688 |
| 100.99929 | 5.5043 | 5.4759 | 5.4315 | 5.3136 | 5.1220 |
| | | | | | |
| WAL | 15.40 | 11.63 | 8.47 | 4.92 | 2.93 |
| Mod Durn | 10.08 | 8.33 | 6.55 | 4.18 | 2.63 |
| Principal Window | 02/18 - 03/21 | 10/13 - 08/17 | 10/10 - 09/14 | 06/08 - 05/11 | 04/07 - 08/09 |

# GSAA-05-01 - Price/Yield - AF5

Assumption: Run to 10% Cleanup Call, Constant Libor at 2.50925

| Balance | $46,543,000.00 | Delay | 24 |
|---|---|---|---|
| Coupon | 4.792 | Dated | 1/1/2005 |
| Settle | 1/28/2005 | First Payment | 2/25/2005 |

| *Price* | *50 PPC* | *75 PPC* | *100 PPC* | *150 PPC* | *200 PPC* |
|---|---|---|---|---|---|
| | Yield | Yield | Yield | Yield | Yield |
| 98.99761 | 4.9461 | 4.9553 | 4.9629 | 4.9826 | 5.0132 |
| 99.12261 | 4.9266 | 4.9342 | 4.9403 | 4.9564 | 4.9814 |
| 99.24761 | 4.9072 | 4.9130 | 4.9178 | 4.9303 | 4.9497 |
| 99.37261 | 4.8878 | 4.8919 | 4.8953 | 4.9042 | 4.9180 |
| 99.49761 | 4.8684 | 4.8709 | 4.8729 | 4.8781 | 4.8863 |
| 99.62261 | 4.8490 | 4.8498 | 4.8505 | 4.8521 | 4.8547 |
| 99.74761 | 4.8297 | 4.8288 | 4.8281 | 4.8261 | 4.8231 |
| 99.87261 | 4.8104 | 4.8079 | 4.8057 | 4.8002 | 4.7916 |
| 99.99761 | 4.7912 | 4.7869 | 4.7834 | 4.7743 | 4.7602 |
| 100.12261 | 4.7720 | 4.7660 | 4.7612 | 4.7484 | 4.7288 |
| 100.24761 | 4.7528 | 4.7452 | 4.7389 | 4.7226 | 4.6974 |
| 100.37261 | 4.7336 | 4.7243 | 4.7167 | 4.6968 | 4.6661 |
| 100.49761 | 4.7145 | 4.7035 | 4.6946 | 4.6711 | 4.6348 |
| 100.62261 | 4.6954 | 4.6828 | 4.6725 | 4.6454 | 4.6035 |
| 100.74761 | 4.6763 | 4.6620 | 4.6504 | 4.6197 | 4.5724 |
| 100.87261 | 4.6573 | 4.6413 | 4.6283 | 4.5941 | 4.5412 |
| 100.99761 | 4.6383 | 4.6206 | 4.6063 | 4.5685 | 4.5101 |
| WAL | 8.12 | 7.30 | 6.75 | 5.63 | 4.50 |
| Mod Durn | 6.47 | 5.95 | 5.59 | 4.81 | 3.96 |
| Principal Window | 02/08 - 03/21 | 02/08 - 08/17 | 02/08 - 09/14 | 05/08 - 05/11 | 10/08 - 08/09 |

# GSAA-05-01 - Price/Yield - M1

Assumption: Run to 10% Cleanup Call, Constant Libor at 2.50925

| | | | |
|---|---|---|---|
| Balance | $16,549,000.00 | Delay | 24 |
| Coupon | 5.342 | Dated | 1/1/2005 |
| Settle | 1/28/2005 | First Payment | 2/25/2005 |

| *Price* | *50 PPC* | *75 PPC* | *100 PPC* | *150 PPC* | *200 PPC* |
|---|---|---|---|---|---|
| | Yield | Yield | Yield | Yield | Yield |
| 98.99666 | 5.4814 | 5.5029 | 5.5276 | 5.5722 | 5.5933 |
| 99.12166 | 5.4660 | 5.4833 | 5.5032 | 5.5392 | 5.5562 |
| 99.24666 | 5.4506 | 5.4637 | 5.4789 | 5.5062 | 5.5192 |
| 99.37166 | 5.4352 | 5.4442 | 5.4546 | 5.4733 | 5.4822 |
| 99.49666 | 5.4198 | 5.4247 | 5.4303 | 5.4404 | 5.4452 |
| 99.62166 | 5.4045 | 5.4052 | 5.4061 | 5.4076 | 5.4083 |
| 99.74666 | 5.3892 | 5.3858 | 5.3819 | 5.3748 | 5.3715 |
| 99.87166 | 5.3739 | 5.3664 | 5.3578 | 5.3421 | 5.3347 |
| 99.99666 | 5.3587 | 5.3471 | 5.3337 | 5.3095 | 5.2980 |
| 100.12166 | 5.3435 | 5.3277 | 5.3096 | 5.2769 | 5.2613 |
| 100.24666 | 5.3283 | 5.3085 | 5.2856 | 5.2443 | 5.2247 |
| 100.37166 | 5.3131 | 5.2892 | 5.2616 | 5.2118 | 5.1882 |
| 100.49666 | 5.2980 | 5.2700 | 5.2376 | 5.1794 | 5.1517 |
| 100.62166 | 5.2828 | 5.2508 | 5.2137 | 5.1470 | 5.1152 |
| 100.74666 | 5.2677 | 5.2316 | 5.1899 | 5.1146 | 5.0789 |
| 100.87166 | 5.2527 | 5.2125 | 5.1661 | 5.0823 | 5.0425 |
| 100.99666 | 5.2376 | 5.1934 | 5.1423 | 5.0501 | 5.0063 |
| WAL | 11.42 | 8.35 | 6.36 | 4.42 | 3.85 |
| Mod Durn | 8.17 | 6.44 | 5.17 | 3.82 | 3.39 |
| Principal Window | 11/10 - 03/21 | 02/09 - 08/17 | 02/08 - 09/14 | 04/08 - 05/11 | 07/08 - 08/09 |

# GSAA-05-01 - Price/Yield - M2

Assumption: Run to 10% Cleanup Call, Constant Libor at 2.50925

| | | | |
|---|---|---|---|
| Balance | $12,411,000.00 | Delay | 24 |
| Coupon | 5.76 | Dated | 1/1/2005 |
| Settle | 1/28/2005 | First Payment | 2/25/2005 |

| *Price* | *50 PPC* | *75 PPC* | *100 PPC* | *150 PPC* | *200 PPC* |
|---|---|---|---|---|---|
| | Yield | Yield | Yield | Yield | Yield |
| 98.34111 | 5.9909 | 6.0334 | 6.0823 | 6.1730 | 6.2264 |
| 98.46611 | 5.9750 | 6.0132 | 6.0574 | 6.1391 | 6.1872 |
| 98.59111 | 5.9591 | 5.9931 | 6.0324 | 6.1052 | 6.1480 |
| 98.71611 | 5.9432 | 5.9730 | 6.0075 | 6.0714 | 6.1090 |
| 98.84111 | 5.9273 | 5.9530 | 5.9827 | 6.0376 | 6.0700 |
| 98.96611 | 5.9115 | 5.9330 | 5.9579 | 6.0039 | 6.0310 |
| 99.09111 | 5.8956 | 5.9130 | 5.9331 | 5.9703 | 5.9922 |
| 99.21611 | 5.8799 | 5.8931 | 5.9084 | 5.9367 | 5.9533 |
| 99.34111 | 5.8641 | 5.8732 | 5.8837 | 5.9031 | 5.9146 |
| 99.46611 | 5.8484 | 5.8533 | 5.8590 | 5.8696 | 5.8759 |
| 99.59111 | 5.8327 | 5.8335 | 5.8344 | 5.8362 | 5.8372 |
| 99.71611 | 5.8170 | 5.8137 | 5.8099 | 5.8028 | 5.7986 |
| 99.84111 | 5.8013 | 5.7939 | 5.7854 | 5.7695 | 5.7601 |
| 99.96611 | 5.7857 | 5.7742 | 5.7609 | 5.7362 | 5.7216 |
| 100.09111 | 5.7701 | 5.7545 | 5.7364 | 5.7030 | 5.6832 |
| 100.21611 | 5.7546 | 5.7348 | 5.7120 | 5.6698 | 5.6449 |
| 100.34111 | 5.7390 | 5.7152 | 5.6877 | 5.6367 | 5.6066 |
| WAL | 11.42 | 8.35 | 6.36 | 4.39 | 3.70 |
| Mod Durn | 7.96 | 6.30 | 5.08 | 3.74 | 3.23 |
| Principal Window | 11/10 - 03/21 | 02/09 - 08/17 | 02/08 - 09/14 | 03/08 - 05/11 | 04/08 - 08/09 |

# GSAA-05-01 - Price/Yield - B1

Assumption: Run to 10% Cleanup Call, Constant Libor at 2.50925

| | | | |
|---|---|---|---|
| Balance | $6,206,000.00 | Delay | 24 |
| Coupon | 5.76 | Dated | 1/1/2005 |
| Settle | 1/28/2005 | First Payment | 2/25/2005 |

| *Price* | *50 PPC* | *75 PPC* | *100 PPC* | *150 PPC* | *200 PPC* |
|---|---|---|---|---|---|
| | Yield | Yield | Yield | Yield | Yield |
| 97.33464 | 6.1204 | 6.1968 | 6.2851 | 6.4499 | 6.5579 |
| 97.45964 | 6.1042 | 6.1764 | 6.2597 | 6.4155 | 6.5174 |
| 97.58464 | 6.0880 | 6.1560 | 6.2345 | 6.3810 | 6.4770 |
| 97.70964 | 6.0719 | 6.1357 | 6.2092 | 6.3467 | 6.4367 |
| 97.83464 | 6.0558 | 6.1153 | 6.1840 | 6.3124 | 6.3965 |
| 97.95964 | 6.0398 | 6.0951 | 6.1589 | 6.2781 | 6.3563 |
| 98.08464 | 6.0237 | 6.0748 | 6.1337 | 6.2439 | 6.3161 |
| 98.20964 | 6.0077 | 6.0546 | 6.1087 | 6.2098 | 6.2761 |
| 98.33464 | 5.9918 | 6.0344 | 6.0837 | 6.1757 | 6.2360 |
| 98.45964 | 5.9758 | 6.0143 | 6.0587 | 6.1417 | 6.1961 |
| 98.58464 | 5.9599 | 5.9942 | 6.0337 | 6.1077 | 6.1562 |
| 98.70964 | 5.9440 | 5.9741 | 6.0088 | 6.0738 | 6.1164 |
| 98.83464 | 5.9281 | 5.9541 | 5.9840 | 6.0399 | 6.0766 |
| 98.95964 | 5.9123 | 5.9340 | 5.9592 | 6.0061 | 6.0370 |
| 99.08464 | 5.8965 | 5.9141 | 5.9344 | 5.9724 | 5.9973 |
| 99.20964 | 5.8807 | 5.8941 | 5.9097 | 5.9387 | 5.9577 |
| 99.33464 | 5.8649 | 5.8742 | 5.8850 | 5.9051 | 5.9182 |
| WAL | 11.42 | 8.35 | 6.36 | 4.37 | 3.62 |
| Mod Durn | 7.93 | 6.28 | 5.06 | 3.72 | 3.17 |
| Principal Window | 11/10 - 03/21 | 02/09 - 08/17 | 02/08 - 09/14 | 03/08 - 05/11 | 04/08 - 08/09 |

## GSAA-05-01 - Price/Yield - B2

Assumption: Run to 10% Cleanup Call, Constant Libor at 2.50925

| | | | |
|---|---|---|---|
| Balance | $5,171,000.00 | Delay | 24 |
| Coupon | 5.76 | Dated | 1/1/2005 |
| Settle | 1/28/2005 | First Payment | 2/25/2005 |

| *Price* | *50 PPC* | *75 PPC* | *100 PPC* | *150 PPC* | *200 PPC* |
|---|---|---|---|---|---|
| | Yield | Yield | Yield | Yield | Yield |
| 92.52037 | 6.7667 | 7.0131 | 7.2975 | 7.8385 | 8.2002 |
| 92.64537 | 6.7493 | 6.9912 | 7.2704 | 7.8014 | 8.1565 |
| 92.77037 | 6.7320 | 6.9693 | 7.2433 | 7.7644 | 8.1129 |
| 92.89537 | 6.7147 | 6.9475 | 7.2162 | 7.7274 | 8.0693 |
| 93.02037 | 6.6975 | 6.9257 | 7.1892 | 7.6905 | 8.0258 |
| 93.14537 | 6.6802 | 6.9040 | 7.1622 | 7.6536 | 7.9824 |
| 93.27037 | 6.6630 | 6.8823 | 7.1353 | 7.6169 | 7.9391 |
| 93.39537 | 6.6459 | 6.8606 | 7.1085 | 7.5801 | 7.8958 |
| 93.52037 | 6.6287 | 6.8390 | 7.0817 | 7.5435 | 7.8527 |
| 93.64537 | 6.6117 | 6.8174 | 7.0549 | 7.5069 | 7.8095 |
| 93.77037 | 6.5946 | 6.7958 | 7.0282 | 7.4704 | 7.7665 |
| 93.89537 | 6.5776 | 6.7743 | 7.0015 | 7.4339 | 7.7235 |
| 94.02037 | 6.5605 | 6.7528 | 6.9749 | 7.3975 | 7.6806 |
| 94.14537 | 6.5436 | 6.7314 | 6.9483 | 7.3612 | 7.6378 |
| 94.27037 | 6.5266 | 6.7100 | 6.9218 | 7.3249 | 7.5950 |
| 94.39537 | 6.5097 | 6.6887 | 6.8953 | 7.2887 | 7.5523 |
| 94.52037 | 6.4928 | 6.6673 | 6.8689 | 7.2525 | 7.5097 |
| WAL | 11.39 | 8.33 | 6.34 | 4.34 | 3.57 |
| Mod Durn | 7.77 | 6.16 | 4.97 | 3.63 | 3.08 |
| Principal Window | 11/10 - 03/21 | 02/09 - 08/17 | 02/08 - 09/14 | 02/08 - 05/11 | 03/08 - 08/09 |

GSAA 2005-1 Intex Preprice Access

Dealname: GSAA0501
Password: 3624

## GSAA 05-1 Cap Corridor

| Deal pay date | Cap pay date | LIBOR set date | Notional | Strike | Ceiling |
|---|---|---|---|---|---|
| 25-Feb-05 | 24-Feb-05 | 23-Jan-05 | 185,042,000.00 | 8.19150 | 9.85 |
| 25-Mar-05 | 24-Mar-05 | 23-Feb-05 | 178,225,707.32 | 8.26899 | 9.85 |
| 25-Apr-05 | 24-Apr-05 | 23-Mar-05 | 171,051,808.50 | 7.53529 | 9.85 |
| 25-May-05 | 24-May-05 | 23-Apr-05 | 163,533,469.48 | 7.88710 | 9.85 |
| 25-Jun-05 | 24-Jun-05 | 23-May-05 | 155,684,508.67 | 7.73401 | 9.85 |
| 25-Jul-05 | 24-Jul-05 | 23-Jun-05 | 147,519,544.86 | 8.12331 | 9.85 |
| 25-Aug-05 | 24-Aug-05 | 23-Jul-05 | 139,053,953.92 | 7.99854 | 9.85 |
| 25-Sep-05 | 24-Sep-05 | 23-Aug-05 | 130,303,822.08 | 8.16483 | 9.85 |
| 25-Oct-05 | 24-Oct-05 | 23-Sep-05 | 121,286,999.41 | 8.64500 | 9.85 |
| 25-Nov-05 | 24-Nov-05 | 23-Oct-05 | 112,442,878.07 | 8.58459 | 9.85 |
| 25-Dec-05 | 24-Dec-05 | 23-Nov-05 | 103,768,189.30 | 9.14028 | 9.85 |
| 25-Jan-06 | 24-Jan-06 | 23-Dec-05 | 95,259,725.67 | 9.13698 | 9.85 |
| 25-Feb-06 | 24-Feb-06 | 23-Jan-06 | 86,914,340.03 | 9.48405 | 9.85 |

# GSAA 05-1 Cap Corridor

| Deal pay date | Cap pay date | LIBOR set date | Notional | Strike | Ceiling | Effective Coupon Cap |
|---|---|---|---|---|---|---|
| 25-Feb-05 | 24-Feb-05 | 23-Jan-05 | 185,042,000.00 | 8.19150 | 9.85 | 10 |
| 25-Mar-05 | 24-Mar-05 | 23-Feb-05 | 178,225,707.32 | 8.26899 | 9.85 | 10 |
| 25-Apr-05 | 24-Apr-05 | 23-Mar-05 | 171,051,808.50 | 7.53529 | 9.85 | 10 |
| 25-May-05 | 24-May-05 | 23-Apr-05 | 163,533,469.48 | 7.88710 | 9.85 | 10 |
| 25-Jun-05 | 24-Jun-05 | 23-May-05 | 155,684,508.67 | 7.73401 | 9.85 | 10 |
| 25-Jul-05 | 24-Jul-05 | 23-Jun-05 | 147,519,544.86 | 8.12331 | 9.85 | 10 |
| 25-Aug-05 | 24-Aug-05 | 23-Jul-05 | 139,053,953.92 | 7.99854 | 9.85 | 10 |
| 25-Sep-05 | 24-Sep-05 | 23-Aug-05 | 130,303,822.08 | 8.16483 | 9.85 | 10 |
| 25-Oct-05 | 24-Oct-05 | 23-Sep-05 | 121,286,999.41 | 8.64500 | 9.85 | 10 |
| 25-Nov-05 | 24-Nov-05 | 23-Oct-05 | 112,442,878.07 | 8.58459 | 9.85 | 10 |
| 25-Dec-05 | 24-Dec-05 | 23-Nov-05 | 103,768,189.30 | 9.14028 | 9.85 | 10 |
| 25-Jan-06 | 24-Jan-06 | 23-Dec-05 | 95,259,725.67 | 9.13698 | 9.85 | 10 |
| 25-Feb-06 | 24-Feb-06 | 23-Jan-06 | 86,914,340.03 | 9.48405 | 9.85 | 10 |
| 25-Mar-06 | | | | | | 11.12231 |
| 25-Apr-06 | | | | | | 10.54261 |
| 25-May-06 | | | | | | 11.5248 |
| 25-Jun-06 | | | | | | 11.92123 |
| 25-Jul-06 | | | | | | 13.34779 |
| 25-Aug-06 | | | | | | 14.25963 |
| 25-Sep-06 | | | | | | 16.16684 |
| 25-Oct-06 | | | | | | 19.72585 |
| 25-Nov-06 | | | | | | 24.13166 |
| 25-Dec-06 | | | | | | 36.0703 |
| 25-Jan-07 | | | | | | 74.05747 |

# GSAA-05-01 - Price/Yield - AF2

| | | | |
|---|---|---|---|
| Balance | $124,208,000.00 | Delay | 24 |
| Coupon | 4.252 | Dated | 1/1/2005 |
| Settle | 1/28/2005 | First Payment | 2/25/2005 |

| | *100 PPC* | *30 CPR* | *35 CPR* | *40 CPR* |
|---|---|---|---|---|
| WAL | 3.00 | 1.81 | 1.52 | 1.29 |
| Mod Durn | 2.76 | 1.71 | 1.44 | 1.23 |
| Principal Window | 01/07 - 06/09 | 04/06 - 07/07 | 01/06 - 02/07 | 12/05 - 10/06 |

## GSAA-05-01 - Price/Yield - AV1

Assumption: Run to Maturity, Constant Libor at 2.50925

| Balance | $185,042,000.00 | Delay | 0 |
|---|---|---|---|
| Coupon | 2.65925 | Dated | 1/28/2005 |
| Settle | 1/28/2005 | First Payment | 2/25/2005 |

| Price | 50 PPC | 75 PPC | 100 PPC | 150 PPC | 200 PPC |
|---|---|---|---|---|---|
| | Yield | Yield | Yield | Yield | Yield |
| 99.00000 | 3.2361 | 3.4703 | 3.7015 | 4.1608 | 4.6187 |
| 99.12500 | 3.1654 | 3.3700 | 3.5720 | 3.9733 | 4.3732 |
| 99.25000 | 3.0947 | 3.2699 | 3.4428 | 3.7863 | 4.1284 |
| 99.37500 | 3.0242 | 3.1701 | 3.3140 | 3.5997 | 3.8843 |
| 99.50000 | 2.9539 | 3.0704 | 3.1854 | 3.4137 | 3.6409 |
| 99.62500 | 2.8837 | 2.9710 | 3.0571 | 3.2280 | 3.3982 |
| 99.75000 | 2.8137 | 2.8718 | 2.9291 | 3.0429 | 3.1561 |
| 99.87500 | 2.7438 | 2.7728 | 2.8014 | 2.8582 | 2.9147 |
| 100.00000 | 2.6740 | 2.6740 | 2.6740 | 2.6740 | 2.6740 |
| 100.12500 | 2.6044 | 2.5754 | 2.5469 | 2.4903 | 2.4340 |
| 100.25000 | 2.5349 | 2.4771 | 2.4201 | 2.3070 | 2.1946 |
| 100.37500 | 2.4656 | 2.3789 | 2.2935 | 2.1242 | 1.9559 |
| 100.50000 | 2.3964 | 2.2810 | 2.1673 | 1.9418 | 1.7179 |
| 100.62500 | 2.3273 | 2.1833 | 2.0413 | 1.7599 | 1.4805 |
| 100.75000 | 2.2584 | 2.0858 | 1.9156 | 1.5785 | 1.2438 |
| 100.87500 | 2.1896 | 1.9884 | 1.7902 | 1.3975 | 1.0077 |
| 101.00000 | 2.1210 | 1.8913 | 1.6651 | 1.2169 | 0.7723 |
| WAL | 1.85 | 1.30 | 1.00 | 0.69 | 0.53 |
| Mod Durn | 1.79 | 1.27 | 0.98 | 0.68 | 0.52 |
| Principal Window | 02/05 - 12/08 | 02/05 - 09/07 | 02/05 - 01/07 | 02/05 - 05/06 | 02/05 - 01/06 |

# GSAA-05-01 - Price/Yield - AF2

Assumption: Run to Maturity, Constant Libor at 2.50925

| | | | |
|---|---|---|---|
| Balance | $124,208,000.00 | Delay | 24 |
| Coupon | 4.252 | Dated | 1/1/2005 |
| Settle | 1/28/2005 | First Payment | 2/25/2005 |

| Price | 50 PPC | 75 PPC | 100 PPC | 150 PPC | 200 PPC |
|---|---|---|---|---|---|
| | Yield | Yield | Yield | Yield | Yield |
| 98.99859 | 4.4253 | 4.4884 | 4.5517 | 4.6873 | 4.8257 |
| 99.12359 | 4.4016 | 4.4537 | 4.5059 | 4.6178 | 4.7320 |
| 99.24859 | 4.3780 | 4.4191 | 4.4602 | 4.5485 | 4.6385 |
| 99.37359 | 4.3544 | 4.3845 | 4.4146 | 4.4792 | 4.5451 |
| 99.49859 | 4.3308 | 4.3499 | 4.3691 | 4.4101 | 4.4519 |
| 99.62359 | 4.3073 | 4.3154 | 4.3236 | 4.3411 | 4.3589 |
| 99.74859 | 4.2838 | 4.2810 | 4.2782 | 4.2722 | 4.2660 |
| 99.87359 | 4.2604 | 4.2466 | 4.2329 | 4.2034 | 4.1733 |
| 99.99859 | 4.2369 | 4.2123 | 4.1876 | 4.1347 | 4.0808 |
| 100.12359 | 4.2136 | 4.1780 | 4.1424 | 4.0661 | 3.9884 |
| 100.24859 | 4.1902 | 4.1438 | 4.0973 | 3.9977 | 3.8962 |
| 100.37359 | 4.1669 | 4.1096 | 4.0523 | 3.9293 | 3.8041 |
| 100.49859 | 4.1436 | 4.0755 | 4.0073 | 3.8611 | 3.7122 |
| 100.62359 | 4.1204 | 4.0415 | 3.9624 | 3.7930 | 3.6205 |
| 100.74859 | 4.0972 | 4.0074 | 3.9176 | 3.7250 | 3.5289 |
| 100.87359 | 4.0740 | 3.9735 | 3.8728 | 3.6571 | 3.4375 |
| 100.99859 | 4.0509 | 3.9396 | 3.8281 | 3.5893 | 3.3462 |
| WAL | 6.23 | 4.05 | 3.00 | 1.93 | 1.42 |
| Mod Durn | 5.33 | 3.63 | 2.76 | 1.82 | 1.35 |
| Principal Window | 12/08 - 02/15 | 09/07 - 02/11 | 01/07 - 06/09 | 05/06 - 08/07 | 01/06 - 12/06 |

# GSAA-05-01 - Price/Yield - AF3

Assumption: Run to Maturity, Constant Libor at 2.50925

| | | | |
|---|---|---|---|
| Balance | $33,023,000.00 | Delay | 24 |
| Coupon | 4.767 | Dated | 1/1/2005 |
| Settle | 1/28/2005 | First Payment | 2/25/2005 |

| *Price* | *50 PPC* | *75 PPC* | *100 PPC* | *150 PPC* | *200 PPC* |
|---|---|---|---|---|---|
| | Yield | Yield | Yield | Yield | Yield |
| 98.99991 | 4.8936 | 4.9295 | 4.9720 | 5.0763 | 5.1721 |
| 99.12491 | 4.8790 | 4.9084 | 4.9431 | 5.0282 | 5.1064 |
| 99.24991 | 4.8646 | 4.8873 | 4.9142 | 4.9801 | 5.0407 |
| 99.37491 | 4.8501 | 4.8662 | 4.8853 | 4.9322 | 4.9752 |
| 99.49991 | 4.8356 | 4.8452 | 4.8565 | 4.8843 | 4.9098 |
| 99.62491 | 4.8212 | 4.8242 | 4.8277 | 4.8365 | 4.8445 |
| 99.74991 | 4.8068 | 4.8032 | 4.7990 | 4.7887 | 4.7792 |
| 99.87491 | 4.7924 | 4.7823 | 4.7703 | 4.7410 | 4.7141 |
| 99.99991 | 4.7780 | 4.7614 | 4.7417 | 4.6934 | 4.6491 |
| 100.12491 | 4.7637 | 4.7405 | 4.7131 | 4.6459 | 4.5842 |
| 100.24991 | 4.7494 | 4.7197 | 4.6845 | 4.5985 | 4.5194 |
| 100.37491 | 4.7351 | 4.6989 | 4.6560 | 4.5511 | 4.4548 |
| 100.49991 | 4.7208 | 4.6781 | 4.6276 | 4.5038 | 4.3902 |
| 100.62491 | 4.7065 | 4.6573 | 4.5991 | 4.4566 | 4.3257 |
| 100.74991 | 4.6923 | 4.6366 | 4.5708 | 4.4094 | 4.2613 |
| 100.87491 | 4.6781 | 4.6159 | 4.5424 | 4.3623 | 4.1970 |
| 100.99991 | 4.6639 | 4.5953 | 4.5141 | 4.3153 | 4.1328 |
| WAL | 11.53 | 7.21 | 5.00 | 2.86 | 2.06 |
| Mod Durn | 8.68 | 5.96 | 4.35 | 2.62 | 1.92 |
| Principal Window | 02/15 - 02/18 | 02/11 - 10/13 | 06/09 - 10/10 | 08/07 - 06/08 | 12/06 - 04/07 |

pertain to any securities that will actually be sold. The information contained in this material may be based on assumptions regarding market conditions and other matters as reflected therein. We make no representations regarding the reasonableness of such assumptions or the likelihood that any of such assumptions will coincide with actual market conditions or events, and this material should not be relied upon for such purposes. We and our affiliates, officers, directors, partners and employees, including persons involved in the preparation or issuance of this material may, from time to time, have long or short positions in, and buy or sell, the securities mentioned herein or derivatives thereof (including options). This material may be filed within the Securities and Exchange Commission (the "SEC") and incorporated by reference into an effective registration statement previously filed with the SEC under Rule 415 of the Securities Act of 1933, including in cases where the material does not pertain to securities that are ultimately offered for sale pursuant to such registration statement. Information contained in this material is current as of the date appearing on this material only. Information in this material regarding the assets backing any securities discussed herein supersedes all prior information regarding such assets. Any information in the material, whether regarding the assets backing any securities discussed herein or otherwise, will be superseded by the information included in the final prospectus for any securities actually sold to you. Goldman Sachs does not provide accounting, tax or legal advice. Subject to applicable law, you may disclose any and all aspects of any potential transaction or structure described herein that are necessary to support any U.S. federal income tax benefits, without Goldman Sachs imposing any limitation of any kind.

# GSAA-05-01 - Price/Yield - AF4

Assumption: Run to Maturity, Constant Libor at 2.50925

| | | | |
|---|---|---|---|
| Balance | $76,609,000.00 | Delay | 24 |
| Coupon | 5.574 | Dated | 1/1/2005 |
| Settle | 1/28/2005 | First Payment | 2/25/2005 |

| Price | 50 PPC | 75 PPC | 100 PPC | 150 PPC | 200 PPC |
|---|---|---|---|---|---|
| | Yield | Yield | Yield | Yield | Yield |
| 98.99929 | 5.7344 | 5.7536 | 5.7830 | 5.8288 | 5.8797 |
| 99.12429 | 5.7229 | 5.7398 | 5.7660 | 5.8018 | 5.8318 |
| 99.24929 | 5.7113 | 5.7261 | 5.7490 | 5.7750 | 5.7840 |
| 99.37429 | 5.6998 | 5.7123 | 5.7321 | 5.7482 | 5.7363 |
| 99.49929 | 5.6882 | 5.6986 | 5.7151 | 5.7214 | 5.6886 |
| 99.62429 | 5.6767 | 5.6850 | 5.6982 | 5.6947 | 5.6410 |
| 99.74929 | 5.6653 | 5.6713 | 5.6814 | 5.6680 | 5.5935 |
| 99.87429 | 5.6538 | 5.6577 | 5.6645 | 5.6414 | 5.5461 |
| 99.99929 | 5.6424 | 5.6441 | 5.6477 | 5.6148 | 5.4988 |
| 100.12429 | 5.6310 | 5.6305 | 5.6309 | 5.5882 | 5.4515 |
| 100.24929 | 5.6196 | 5.6169 | 5.6142 | 5.5617 | 5.4043 |
| 100.37429 | 5.6082 | 5.6034 | 5.5975 | 5.5353 | 5.3572 |
| 100.49929 | 5.5968 | 5.5899 | 5.5808 | 5.5089 | 5.3102 |
| 100.62429 | 5.5855 | 5.5764 | 5.5641 | 5.4825 | 5.2632 |
| 100.74929 | 5.5742 | 5.5629 | 5.5474 | 5.4562 | 5.2163 |
| 100.87429 | 5.5629 | 5.5495 | 5.5308 | 5.4300 | 5.1695 |
| 100.99929 | 5.5516 | 5.5361 | 5.5142 | 5.4037 | 5.1228 |
| | | | | | |
| WAL | 17.78 | 13.60 | 10.19 | 5.76 | 2.94 |
| Mod Durn | 10.89 | 9.16 | 7.41 | 4.69 | 2.63 |
| Principal Window | 02/18 - 11/31 | 10/13 - 01/29 | 10/10 - 12/24 | 06/08 - 02/19 | 04/07 - 10/09 |

# GSAA-05-01 - Price/Yield - AF5

Assumption: Run to Maturity, Constant Libor at 2.50925

| | | | |
|---|---|---|---|
| Balance | $46,543,000.00 | Delay | 24 |
| Coupon | 4.792 | Dated | 1/1/2005 |
| Settle | 1/28/2005 | First Payment | 2/25/2005 |

| *Price* | *50 PPC* | *75 PPC* | *100 PPC* | *150 PPC* | *200 PPC* |
|---|---|---|---|---|---|
| | Yield | Yield | Yield | Yield | Yield |
| 98.99761 | 4.9465 | 4.9564 | 4.9664 | 5.0169 | 5.0852 |
| 99.12261 | 4.9270 | 4.9353 | 4.9441 | 4.9932 | 5.0602 |
| 99.24761 | 4.9076 | 4.9142 | 4.9218 | 4.9695 | 5.0352 |
| 99.37261 | 4.8882 | 4.8932 | 4.8995 | 4.9458 | 5.0103 |
| 99.49761 | 4.8688 | 4.8722 | 4.8773 | 4.9222 | 4.9854 |
| 99.62261 | 4.8495 | 4.8512 | 4.8551 | 4.8986 | 4.9605 |
| 99.74761 | 4.8302 | 4.8303 | 4.8329 | 4.8751 | 4.9357 |
| 99.87261 | 4.8109 | 4.8094 | 4.8108 | 4.8516 | 4.9110 |
| 99.99761 | 4.7917 | 4.7885 | 4.7887 | 4.8281 | 4.8862 |
| 100.12261 | 4.7725 | 4.7677 | 4.7666 | 4.8047 | 4.8615 |
| 100.24761 | 4.7533 | 4.7468 | 4.7446 | 4.7813 | 4.8369 |
| 100.37261 | 4.7341 | 4.7261 | 4.7226 | 4.7579 | 4.8123 |
| 100.49761 | 4.7150 | 4.7053 | 4.7007 | 4.7346 | 4.7877 |
| 100.62261 | 4.6959 | 4.6846 | 4.6788 | 4.7113 | 4.7631 |
| 100.74761 | 4.6769 | 4.6640 | 4.6569 | 4.6881 | 4.7386 |
| 100.87261 | 4.6579 | 4.6433 | 4.6350 | 4.6649 | 4.7142 |
| 100.99761 | 4.6389 | 4.6227 | 4.6132 | 4.6417 | 4.6897 |
| | | | | | |
| WAL | 8.14 | 7.34 | 6.84 | 6.35 | 5.97 |
| Mod Durn | 6.48 | 5.97 | 5.64 | 5.31 | 5.04 |
| Principal Window | 02/08 - 09/31 | 02/08 - 11/28 | 02/08 - 10/24 | 05/08 - 12/18 | 10/08 - 03/15 |

# GSAA-05-01 - Price/Yield - M1

Assumption: Run to Maturity, Constant Libor at 2.50925

| | | | |
|---|---|---|---|
| Balance | $16,549,000.00 | Delay | 24 |
| Coupon | 5.342 | Dated | 1/1/2005 |
| Settle | 1/28/2005 | First Payment | 2/25/2005 |

| *Price* | *50 PPC* | *75 PPC* | *100 PPC* | *150 PPC* | *200 PPC* |
|---|---|---|---|---|---|
| | Yield | Yield | Yield | Yield | Yield |
| 98.99666 | 5.4953 | 5.5187 | 5.5477 | 5.5922 | 5.6100 |
| 99.12166 | 5.4804 | 5.4999 | 5.5246 | 5.5612 | 5.5748 |
| 99.24666 | 5.4655 | 5.4811 | 5.5016 | 5.5302 | 5.5397 |
| 99.37166 | 5.4507 | 5.4623 | 5.4785 | 5.4992 | 5.5046 |
| 99.49666 | 5.4358 | 5.4436 | 5.4556 | 5.4683 | 5.4696 |
| 99.62166 | 5.4210 | 5.4249 | 5.4326 | 5.4374 | 5.4346 |
| 99.74666 | 5.4062 | 5.4063 | 5.4098 | 5.4066 | 5.3997 |
| 99.87166 | 5.3915 | 5.3877 | 5.3869 | 5.3759 | 5.3649 |
| 99.99666 | 5.3767 | 5.3691 | 5.3641 | 5.3452 | 5.3301 |
| 100.12166 | 5.3620 | 5.3505 | 5.3413 | 5.3145 | 5.2954 |
| 100.24666 | 5.3473 | 5.3320 | 5.3186 | 5.2839 | 5.2607 |
| 100.37166 | 5.3327 | 5.3135 | 5.2959 | 5.2534 | 5.2261 |
| 100.49666 | 5.3180 | 5.2951 | 5.2732 | 5.2229 | 5.1915 |
| 100.62166 | 5.3034 | 5.2766 | 5.2506 | 5.1924 | 5.1570 |
| 100.74666 | 5.2888 | 5.2583 | 5.2281 | 5.1621 | 5.1225 |
| 100.87166 | 5.2743 | 5.2399 | 5.2055 | 5.1317 | 5.0881 |
| 100.99666 | 5.2598 | 5.2216 | 5.1830 | 5.1014 | 5.0537 |
| WAL | 12.17 | 8.93 | 6.90 | 4.79 | 4.10 |
| Mod Durn | 8.46 | 6.70 | 5.46 | 4.06 | 3.58 |
| Principal Window | 11/10 - 02/28 | 02/09 - 04/23 | 02/08 - 09/19 | 04/08 - 01/15 | 07/08 - 03/12 |

# GSAA-05-01 - Price/Yield - M2

Assumption: Run to Maturity, Constant Libor at 2.50925

| | | | |
|---|---|---|---|
| Balance | $12,411,000.00 | Delay | 24 |
| Coupon | 5.76 | Dated | 1/1/2005 |
| Settle | 1/28/2005 | First Payment | 2/25/2005 |

| Price | 50 PPC | 75 PPC | 100 PPC | 150 PPC | 200 PPC |
|---|---|---|---|---|---|
| | Yield | Yield | Yield | Yield | Yield |
| 98.34111 | 6.0000 | 6.0424 | 6.0931 | 6.1809 | 6.2312 |
| 98.46611 | 5.9845 | 6.0228 | 6.0691 | 6.1486 | 6.1937 |
| 98.59111 | 5.9690 | 6.0033 | 6.0452 | 6.1163 | 6.1562 |
| 98.71611 | 5.9535 | 5.9839 | 6.0214 | 6.0841 | 6.1188 |
| 98.84111 | 5.9381 | 5.9644 | 5.9976 | 6.0519 | 6.0815 |
| 98.96611 | 5.9227 | 5.9450 | 5.9738 | 6.0198 | 6.0442 |
| 99.09111 | 5.9073 | 5.9256 | 5.9501 | 5.9877 | 6.0070 |
| 99.21611 | 5.8919 | 5.9063 | 5.9264 | 5.9557 | 5.9698 |
| 99.34111 | 5.8766 | 5.8870 | 5.9027 | 5.9237 | 5.9327 |
| 99.46611 | 5.8613 | 5.8677 | 5.8791 | 5.8918 | 5.8956 |
| 99.59111 | 5.8460 | 5.8485 | 5.8556 | 5.8600 | 5.8586 |
| 99.71611 | 5.8307 | 5.8293 | 5.8320 | 5.8282 | 5.8217 |
| 99.84111 | 5.8155 | 5.8101 | 5.8086 | 5.7964 | 5.7848 |
| 99.96611 | 5.8003 | 5.7910 | 5.7851 | 5.7648 | 5.7480 |
| 100.09111 | 5.7851 | 5.7719 | 5.7617 | 5.7331 | 5.7112 |
| 100.21611 | 5.7700 | 5.7528 | 5.7384 | 5.7015 | 5.6745 |
| 100.34111 | 5.7549 | 5.7338 | 5.7150 | 5.6700 | 5.6379 |
| WAL | 12.04 | 8.79 | 6.79 | 4.67 | 3.90 |
| Mod Durn | 8.18 | 6.50 | 5.30 | 3.92 | 3.38 |
| Principal Window | 11/10 - 08/26 | 02/09 - 08/21 | 02/08 - 08/18 | 03/08 - 01/14 | 04/08 - 06/11 |

# GSAA-05-01 - Price/Yield - B1

Assumption: Run to Maturity, Constant Libor at 2.50925

| | | | |
|---|---|---|---|
| Balance | $6,206,000.00 | Delay | 24 |
| Coupon | 5.76 | Dated | 1/1/2005 |
| Settle | 1/28/2005 | First Payment | 2/25/2005 |

| *Price* | *50 PPC* | *75 PPC* | *100 PPC* | *150 PPC* | *200 PPC* |
|---|---|---|---|---|---|
| | Yield | Yield | Yield | Yield | Yield |
| 97.33464 | 6.1242 | 6.2000 | 6.2866 | 6.4467 | 6.5521 |
| 97.45964 | 6.1084 | 6.1800 | 6.2619 | 6.4133 | 6.5128 |
| 97.58464 | 6.0925 | 6.1600 | 6.2373 | 6.3799 | 6.4734 |
| 97.70964 | 6.0767 | 6.1401 | 6.2128 | 6.3465 | 6.4342 |
| 97.83464 | 6.0609 | 6.1203 | 6.1882 | 6.3133 | 6.3950 |
| 97.95964 | 6.0451 | 6.1004 | 6.1638 | 6.2800 | 6.3559 |
| 98.08464 | 6.0294 | 6.0806 | 6.1393 | 6.2469 | 6.3168 |
| 98.20964 | 6.0136 | 6.0608 | 6.1149 | 6.2138 | 6.2778 |
| 98.33464 | 5.9980 | 6.0411 | 6.0906 | 6.1807 | 6.2389 |
| 98.45964 | 5.9823 | 6.0214 | 6.0663 | 6.1477 | 6.2000 |
| 98.58464 | 5.9667 | 6.0017 | 6.0420 | 6.1148 | 6.1612 |
| 98.70964 | 5.9510 | 5.9821 | 6.0178 | 6.0819 | 6.1224 |
| 98.83464 | 5.9355 | 5.9625 | 5.9936 | 6.0491 | 6.0838 |
| 98.95964 | 5.9199 | 5.9429 | 5.9695 | 6.0163 | 6.0451 |
| 99.08464 | 5.9044 | 5.9234 | 5.9454 | 5.9836 | 6.0066 |
| 99.20964 | 5.8889 | 5.9039 | 5.9213 | 5.9509 | 5.9680 |
| 99.33464 | 5.8734 | 5.8845 | 5.8973 | 5.9183 | 5.9296 |
| WAL | 11.82 | 8.67 | 6.62 | 4.55 | 3.74 |
| Mod Durn | 8.07 | 6.42 | 5.20 | 3.83 | 3.25 |
| Principal Window | 11/10 - 06/24 | 02/09 - 09/19 | 02/08 - 12/16 | 03/08 - 11/12 | 04/08 - 08/10 |

# GSAA-05-01 - Price/Yield - B2

Assumption: Run to Maturity, Constant Libor at 2.50925

| | | | |
|---|---|---|---|
| Balance | $5,171,000.00 | Delay | 24 |
| Coupon | 5.76 | Dated | 1/1/2005 |
| Settle | 1/28/2005 | First Payment | 2/25/2005 |

| *Price* | *50 PPC* | *75 PPC* | *100 PPC* | *150 PPC* | *200 PPC* |
|---|---|---|---|---|---|
| | Yield | Yield | Yield | Yield | Yield |
| 92.52037 | 6.7647 | 7.0090 | 7.2912 | 7.8272 | 8.1890 |
| 92.64537 | 6.7474 | 6.9872 | 7.2642 | 7.7904 | 8.1455 |
| 92.77037 | 6.7302 | 6.9655 | 7.2373 | 7.7536 | 8.1022 |
| 92.89537 | 6.7130 | 6.9438 | 7.2104 | 7.7169 | 8.0589 |
| 93.02037 | 6.6958 | 6.9222 | 7.1836 | 7.6803 | 8.0157 |
| 93.14537 | 6.6786 | 6.9005 | 7.1568 | 7.6437 | 7.9725 |
| 93.27037 | 6.6615 | 6.8790 | 7.1300 | 7.6072 | 7.9294 |
| 93.39537 | 6.6444 | 6.8574 | 7.1033 | 7.5707 | 7.8864 |
| 93.52037 | 6.6274 | 6.8359 | 7.0767 | 7.5344 | 7.8435 |
| 93.64537 | 6.6104 | 6.8145 | 7.0501 | 7.4981 | 7.8006 |
| 93.77037 | 6.5934 | 6.7930 | 7.0236 | 7.4618 | 7.7578 |
| 93.89537 | 6.5764 | 6.7717 | 6.9971 | 7.4256 | 7.7151 |
| 94.02037 | 6.5595 | 6.7503 | 6.9706 | 7.3895 | 7.6725 |
| 94.14537 | 6.5426 | 6.7290 | 6.9442 | 7.3534 | 7.6299 |
| 94.27037 | 6.5258 | 6.7078 | 6.9179 | 7.3174 | 7.5874 |
| 94.39537 | 6.5089 | 6.6865 | 6.8916 | 7.2815 | 7.5450 |
| 94.52037 | 6.4921 | 6.6653 | 6.8653 | 7.2456 | 7.5026 |
| WAL | 11.50 | 8.42 | 6.41 | 4.38 | 3.59 |
| Mod Durn | 7.81 | 6.19 | 5.00 | 3.66 | 3.10 |
| Principal Window | 11/10 - 09/22 | 02/09 - 11/18 | 02/08 - 09/15 | 02/08 - 01/12 | 03/08 - 01/10 |

pertain to any securities that will actually be sold. The information contained in this material may be based on assumptions regarding market conditions and other matters as reflected therein. We make no representations regarding the reasonableness of such assumptions or the likelihood that any of such assumptions will coincide with actual market conditions or events, and this material should not be relied upon for such purposes. We and our affiliates, officers, directors, partners and employees, including persons involved in the preparation or issuance of this material may, from time to time, have long or short positions in, and buy or sell, the securities mentioned herein or derivatives thereof (including options). This material may be filed within the Securities and Exchange Commission (the "SEC") and incorporated by reference into an effective registration statement previously filed with the SEC under Rule 415 of the Securities Act of 1933, including in cases where the material does not pertain to securities that are ultimately offered for sale pursuant to such registration statement. Information contained in this material is current as of the date appearing on this material only. Information in this material regarding the assets backing any securities discussed herein supersedes all prior information regarding such assets. Any information in the material, whether regarding the assets backing any securities discussed herein or otherwise, will be superseded by the information included in the final prospectus for any securities actually sold to you. Goldman Sachs does not provide accounting, tax or legal advice. Subject to applicable law, you may disclose any and all aspects of any potential transaction or structure described herein that are necessary to support any U.S. federal income tax benefits, without Goldman Sachs imposing any limitation of any kind.

## GSAA-05-01 - Price/Yield - AV1

Assumption: Run to 10% Cleanup Call, Constant Libor at 2.50925

| | | | |
|---|---|---|---|
| Balance | $185,042,000.00 | Delay | 0 |
| Coupon | 2.65925 | Dated | 1/28/2005 |
| Settle | 1/28/2005 | First Payment | 2/25/2005 |

| *Price* | *50 PPC* | *75 PPC* | *100 PPC* | *150 PPC* | *200 PPC* |
|---|---|---|---|---|---|
| | Yield | Yield | Yield | Yield | Yield |
| 99.00000 | 3.2361 | 3.4703 | 3.7015 | 4.1608 | 4.6187 |
| 99.12500 | 3.1654 | 3.3700 | 3.5720 | 3.9733 | 4.3732 |
| 99.25000 | 3.0947 | 3.2699 | 3.4428 | 3.7863 | 4.1284 |
| 99.37500 | 3.0242 | 3.1701 | 3.3140 | 3.5997 | 3.8843 |
| 99.50000 | 2.9539 | 3.0704 | 3.1854 | 3.4137 | 3.6409 |
| 99.62500 | 2.8837 | 2.9710 | 3.0571 | 3.2280 | 3.3982 |
| 99.75000 | 2.8137 | 2.8718 | 2.9291 | 3.0429 | 3.1561 |
| 99.87500 | 2.7438 | 2.7728 | 2.8014 | 2.8582 | 2.9147 |
| 100.00000 | 2.6740 | 2.6740 | 2.6740 | 2.6740 | 2.6740 |
| 100.12500 | 2.6044 | 2.5754 | 2.5469 | 2.4903 | 2.4340 |
| 100.25000 | 2.5349 | 2.4771 | 2.4201 | 2.3070 | 2.1946 |
| 100.37500 | 2.4656 | 2.3789 | 2.2935 | 2.1242 | 1.9559 |
| 100.50000 | 2.3964 | 2.2810 | 2.1673 | 1.9418 | 1.7179 |
| 100.62500 | 2.3273 | 2.1833 | 2.0413 | 1.7599 | 1.4805 |
| 100.75000 | 2.2584 | 2.0858 | 1.9156 | 1.5785 | 1.2438 |
| 100.87500 | 2.1896 | 1.9884 | 1.7902 | 1.3975 | 1.0077 |
| 101.00000 | 2.1210 | 1.8913 | 1.6651 | 1.2169 | 0.7723 |
| | | | | | |
| WAL | 1.85 | 1.30 | 1.00 | 0.69 | 0.53 |
| Mod Durn | 1.79 | 1.27 | 0.98 | 0.68 | 0.52 |
| Principal Window | 02/05 - 12/08 | 02/05 - 09/07 | 02/05 - 01/07 | 02/05 - 05/06 | 02/05 - 01/06 |

# GSAA-05-01 - Price/Yield - AF2

Assumption: Run to 10% Cleanup Call, Constant Libor at 2.50925

| | | | |
|---|---|---|---|
| Balance | $124,208,000.00 | Delay | 24 |
| Coupon | 4.252 | Dated | 1/1/2005 |
| Settle | 1/28/2005 | First Payment | 2/25/2005 |

| *Price* | *50 PPC* | *75 PPC* | *100 PPC* | *150 PPC* | *200 PPC* |
|---|---|---|---|---|---|
| | Yield | Yield | Yield | Yield | Yield |
| 98.99859 | 4.4253 | 4.4884 | 4.5517 | 4.6873 | 4.8257 |
| 99.12359 | 4.4016 | 4.4537 | 4.5059 | 4.6178 | 4.7320 |
| 99.24859 | 4.3780 | 4.4191 | 4.4602 | 4.5485 | 4.6385 |
| 99.37359 | 4.3544 | 4.3845 | 4.4146 | 4.4792 | 4.5451 |
| 99.49859 | 4.3308 | 4.3499 | 4.3691 | 4.4101 | 4.4519 |
| 99.62359 | 4.3073 | 4.3154 | 4.3236 | 4.3411 | 4.3589 |
| 99.74859 | 4.2838 | 4.2810 | 4.2782 | 4.2722 | 4.2660 |
| 99.87359 | 4.2604 | 4.2466 | 4.2329 | 4.2034 | 4.1733 |
| 99.99859 | 4.2369 | 4.2123 | 4.1876 | 4.1347 | 4.0808 |
| 100.12359 | 4.2136 | 4.1780 | 4.1424 | 4.0661 | 3.9884 |
| 100.24859 | 4.1902 | 4.1438 | 4.0973 | 3.9977 | 3.8962 |
| 100.37359 | 4.1669 | 4.1096 | 4.0523 | 3.9293 | 3.8041 |
| 100.49859 | 4.1436 | 4.0755 | 4.0073 | 3.8611 | 3.7122 |
| 100.62359 | 4.1204 | 4.0415 | 3.9624 | 3.7930 | 3.6205 |
| 100.74859 | 4.0972 | 4.0074 | 3.9176 | 3.7250 | 3.5289 |
| 100.87359 | 4.0740 | 3.9735 | 3.8728 | 3.6571 | 3.4375 |
| 100.99859 | 4.0509 | 3.9396 | 3.8281 | 3.5893 | 3.3462 |
| WAL | 6.23 | 4.05 | 3.00 | 1.93 | 1.42 |
| Mod Durn | 5.33 | 3.63 | 2.76 | 1.82 | 1.35 |
| Principal Window | 12/08 - 02/15 | 09/07 - 02/11 | 01/07 - 06/09 | 05/06 - 08/07 | 01/06 - 12/06 |

pertain to any securities that will actually be sold. The information contained in this material may be based on assumptions regarding market conditions and other matters as reflected therein. We make no representations regarding the reasonableness of such assumptions or the likelihood that any of such assumptions will coincide with actual market conditions or events, and this material should not be relied upon for such purposes. We and our affiliates, officers, directors, partners and employees, including persons involved in the preparation or issuance of this material may, from time to time, have long or short positions in, and buy or sell, the securities mentioned herein or derivatives thereof (including options). This material may be filed within the Securities and Exchange Commission (the "SEC") and incorporated by reference into an effective registration statement previously filed with the SEC under Rule 415 of the Securities Act of 1933, including in cases where the material does not pertain to securities that are ultimately offered for sale pursuant to such registration statement. Information contained in this material is current as of the date appearing on this material only. Information in this material regarding the assets backing any securities discussed herein supersedes all prior information regarding such assets. Any information in the material, whether regarding the assets backing any securities discussed herein or otherwise, will be superseded by the information included in the final prospectus for any securities actually sold to you. Goldman Sachs does not provide accounting, tax or legal advice. Subject to applicable law, you may disclose any and all aspects of any potential transaction or structure described herein that are necessary to support any U.S. federal income tax benefits, without Goldman Sachs imposing any limitation of any kind.

# GSAA-05-01 - Price/Yield - AF3

Assumption: Run to 10% Cleanup Call, Constant Libor at 2.50925

| | | | |
|---|---|---|---|
| Balance | $33,023,000.00 | Delay | 24 |
| Coupon | 4.767 | Dated | 1/1/2005 |
| Settle | 1/28/2005 | First Payment | 2/25/2005 |

| *Price* | *50 PPC* | *75 PPC* | *100 PPC* | *150 PPC* | *200 PPC* |
|---|---|---|---|---|---|
| | Yield | Yield | Yield | Yield | Yield |
| 98.99991 | 4.8936 | 4.9295 | 4.9720 | 5.0763 | 5.1721 |
| 99.12491 | 4.8790 | 4.9084 | 4.9431 | 5.0282 | 5.1064 |
| 99.24991 | 4.8646 | 4.8873 | 4.9142 | 4.9801 | 5.0407 |
| 99.37491 | 4.8501 | 4.8662 | 4.8853 | 4.9322 | 4.9752 |
| 99.49991 | 4.8356 | 4.8452 | 4.8565 | 4.8843 | 4.9098 |
| 99.62491 | 4.8212 | 4.8242 | 4.8277 | 4.8365 | 4.8445 |
| 99.74991 | 4.8068 | 4.8032 | 4.7990 | 4.7887 | 4.7792 |
| 99.87491 | 4.7924 | 4.7823 | 4.7703 | 4.7410 | 4.7141 |
| 99.99991 | 4.7780 | 4.7614 | 4.7417 | 4.6934 | 4.6491 |
| 100.12491 | 4.7637 | 4.7405 | 4.7131 | 4.6459 | 4.5842 |
| 100.24991 | 4.7494 | 4.7197 | 4.6845 | 4.5985 | 4.5194 |
| 100.37491 | 4.7351 | 4.6989 | 4.6560 | 4.5511 | 4.4548 |
| 100.49991 | 4.7208 | 4.6781 | 4.6276 | 4.5038 | 4.3902 |
| 100.62491 | 4.7065 | 4.6573 | 4.5991 | 4.4566 | 4.3257 |
| 100.74991 | 4.6923 | 4.6366 | 4.5708 | 4.4094 | 4.2613 |
| 100.87491 | 4.6781 | 4.6159 | 4.5424 | 4.3623 | 4.1970 |
| 100.99991 | 4.6639 | 4.5953 | 4.5141 | 4.3153 | 4.1328 |
| WAL | 11.53 | 7.21 | 5.00 | 2.86 | 2.06 |
| Mod Durn | 8.68 | 5.96 | 4.35 | 2.62 | 1.92 |
| Principal Window | 02/15 - 02/18 | 02/11 - 10/13 | 06/09 - 10/10 | 08/07 - 06/08 | 12/06 - 04/07 |

# GSAA-05-01 - Price/Yield - AF4

Assumption: Run to 10% Cleanup Call, Constant Libor at 2.50925

| | | | |
|---|---|---|---|
| Balance | $76,609,000.00 | Delay | 24 |
| Coupon | 5.574 | Dated | 1/1/2005 |
| Settle | 1/28/2005 | First Payment | 2/25/2005 |

| Price | 50 PPC | 75 PPC | 100 PPC | 150 PPC | 200 PPC |
|---|---|---|---|---|---|
| | Yield | Yield | Yield | Yield | Yield |
| 98.99929 | 5.7018 | 5.7150 | 5.7356 | 5.7904 | 5.8795 |
| 99.12429 | 5.6893 | 5.6999 | 5.7164 | 5.7602 | 5.8315 |
| 99.24929 | 5.6768 | 5.6848 | 5.6972 | 5.7301 | 5.7837 |
| 99.37429 | 5.6644 | 5.6697 | 5.6780 | 5.7001 | 5.7359 |
| 99.49929 | 5.6519 | 5.6546 | 5.6589 | 5.6701 | 5.6883 |
| 99.62429 | 5.6395 | 5.6396 | 5.6397 | 5.6401 | 5.6407 |
| 99.74929 | 5.6271 | 5.6246 | 5.6207 | 5.6102 | 5.5931 |
| 99.87429 | 5.6148 | 5.6096 | 5.6016 | 5.5803 | 5.5457 |
| 99.99929 | 5.6024 | 5.5947 | 5.5826 | 5.5505 | 5.4983 |
| 100.12429 | 5.5901 | 5.5797 | 5.5636 | 5.5207 | 5.4510 |
| 100.24929 | 5.5777 | 5.5648 | 5.5446 | 5.4910 | 5.4038 |
| 100.37429 | 5.5654 | 5.5500 | 5.5257 | 5.4613 | 5.3566 |
| 100.49929 | 5.5532 | 5.5351 | 5.5068 | 5.4317 | 5.3095 |
| 100.62429 | 5.5409 | 5.5203 | 5.4879 | 5.4021 | 5.2625 |
| 100.74929 | 5.5287 | 5.5054 | 5.4691 | 5.3725 | 5.2156 |
| 100.87429 | 5.5165 | 5.4906 | 5.4503 | 5.3430 | 5.1688 |
| 100.99929 | 5.5043 | 5.4759 | 5.4315 | 5.3136 | 5.1220 |
| | | | | | |
| WAL | 15.40 | 11.63 | 8.47 | 4.92 | 2.93 |
| Mod Durn | 10.08 | 8.33 | 6.55 | 4.18 | 2.63 |
| Principal Window | 02/18 - 03/21 | 10/13 - 08/17 | 10/10 - 09/14 | 06/08 - 05/11 | 04/07 - 08/09 |

# GSAA-05-01 - Price/Yield - AF5

Assumption: Run to 10% Cleanup Call, Constant Libor at 2.50925

| | | | |
|---|---|---|---|
| Balance | $46,543,000.00 | Delay | 24 |
| Coupon | 4.792 | Dated | 1/1/2005 |
| Settle | 1/28/2005 | First Payment | 2/25/2005 |

| *Price* | *50 PPC* | *75 PPC* | *100 PPC* | *150 PPC* | *200 PPC* |
|---|---|---|---|---|---|
| | Yield | Yield | Yield | Yield | Yield |
| 98.99761 | 4.9461 | 4.9553 | 4.9629 | 4.9826 | 5.0132 |
| 99.12261 | 4.9266 | 4.9342 | 4.9403 | 4.9564 | 4.9814 |
| 99.24761 | 4.9072 | 4.9130 | 4.9178 | 4.9303 | 4.9497 |
| 99.37261 | 4.8878 | 4.8919 | 4.8953 | 4.9042 | 4.9180 |
| 99.49761 | 4.8684 | 4.8709 | 4.8729 | 4.8781 | 4.8863 |
| 99.62261 | 4.8490 | 4.8498 | 4.8505 | 4.8521 | 4.8547 |
| 99.74761 | 4.8297 | 4.8288 | 4.8281 | 4.8261 | 4.8231 |
| 99.87261 | 4.8104 | 4.8079 | 4.8057 | 4.8002 | 4.7916 |
| 99.99761 | 4.7912 | 4.7869 | 4.7834 | 4.7743 | 4.7602 |
| 100.12261 | 4.7720 | 4.7660 | 4.7612 | 4.7484 | 4.7288 |
| 100.24761 | 4.7528 | 4.7452 | 4.7389 | 4.7226 | 4.6974 |
| 100.37261 | 4.7336 | 4.7243 | 4.7167 | 4.6968 | 4.6661 |
| 100.49761 | 4.7145 | 4.7035 | 4.6946 | 4.6711 | 4.6348 |
| 100.62261 | 4.6954 | 4.6828 | 4.6725 | 4.6454 | 4.6035 |
| 100.74761 | 4.6763 | 4.6620 | 4.6504 | 4.6197 | 4.5724 |
| 100.87261 | 4.6573 | 4.6413 | 4.6283 | 4.5941 | 4.5412 |
| 100.99761 | 4.6383 | 4.6206 | 4.6063 | 4.5685 | 4.5101 |
| WAL | 8.12 | 7.30 | 6.75 | 5.63 | 4.50 |
| Mod Durn | 6.47 | 5.95 | 5.59 | 4.81 | 3.96 |
| Principal Window | 02/08 - 03/21 | 02/08 - 08/17 | 02/08 - 09/14 | 05/08 - 05/11 | 10/08 - 08/09 |

# GSAA-05-01 - Price/Yield - M1

Assumption: Run to 10% Cleanup Call, Constant Libor at 2.50925

| | | | |
|---|---|---|---|
| Balance | $16,549,000.00 | Delay | 24 |
| Coupon | 5.342 | Dated | 1/1/2005 |
| Settle | 1/28/2005 | First Payment | 2/25/2005 |

| *Price* | *50 PPC* | *75 PPC* | *100 PPC* | *150 PPC* | *200 PPC* |
|---|---|---|---|---|---|
| | Yield | Yield | Yield | Yield | Yield |
| 98.99666 | 5.4814 | 5.5029 | 5.5276 | 5.5722 | 5.5933 |
| 99.12166 | 5.4660 | 5.4833 | 5.5032 | 5.5392 | 5.5562 |
| 99.24666 | 5.4506 | 5.4637 | 5.4789 | 5.5062 | 5.5192 |
| 99.37166 | 5.4352 | 5.4442 | 5.4546 | 5.4733 | 5.4822 |
| 99.49666 | 5.4198 | 5.4247 | 5.4303 | 5.4404 | 5.4452 |
| 99.62166 | 5.4045 | 5.4052 | 5.4061 | 5.4076 | 5.4083 |
| 99.74666 | 5.3892 | 5.3858 | 5.3819 | 5.3748 | 5.3715 |
| 99.87166 | 5.3739 | 5.3664 | 5.3578 | 5.3421 | 5.3347 |
| 99.99666 | 5.3587 | 5.3471 | 5.3337 | 5.3095 | 5.2980 |
| 100.12166 | 5.3435 | 5.3277 | 5.3096 | 5.2769 | 5.2613 |
| 100.24666 | 5.3283 | 5.3085 | 5.2856 | 5.2443 | 5.2247 |
| 100.37166 | 5.3131 | 5.2892 | 5.2616 | 5.2118 | 5.1882 |
| 100.49666 | 5.2980 | 5.2700 | 5.2376 | 5.1794 | 5.1517 |
| 100.62166 | 5.2828 | 5.2508 | 5.2137 | 5.1470 | 5.1152 |
| 100.74666 | 5.2677 | 5.2316 | 5.1899 | 5.1146 | 5.0789 |
| 100.87166 | 5.2527 | 5.2125 | 5.1661 | 5.0823 | 5.0425 |
| 100.99666 | 5.2376 | 5.1934 | 5.1423 | 5.0501 | 5.0063 |
| WAL | 11.42 | 8.35 | 6.36 | 4.42 | 3.85 |
| Mod Durn | 8.17 | 6.44 | 5.17 | 3.82 | 3.39 |
| Principal Window | 11/10 - 03/21 | 02/09 - 08/17 | 02/08 - 09/14 | 04/08 - 05/11 | 07/08 - 08/09 |

pertain to any securities that will actually be sold. The information contained in this material may be based on assumptions regarding market conditions and other matters as reflected therein. We make no representations regarding the reasonableness of such assumptions or the likelihood that any of such assumptions will coincide with actual market conditions or events, and this material should not be relied upon for such purposes. We and our affiliates, officers, directors, partners and employees, including persons involved in the preparation or issuance of this material may, from time to time, have long or short positions in, and buy or sell, the securities mentioned herein or derivatives thereof (including options). This material may be filed within the Securities and Exchange Commission (the "SEC") and incorporated by reference into an effective registration statement previously filed with the SEC under Rule 415 of the Securities Act of 1933, including in cases where the material does not pertain to securities that are ultimately offered for sale pursuant to such registration statement. Information contained in this material is current as of the date appearing on this material only. Information in this material regarding the assets backing any securities discussed herein supersedes all prior information regarding such assets. Any information in the material, whether regarding the assets backing any securities discussed herein or otherwise, will be superseded by the information included in the final prospectus for any securities actually sold to you. Goldman Sachs does not provide accounting, tax or legal advice. Subject to applicable law, you may disclose any and all aspects of any potential transaction or structure described herein that are necessary to support any U.S. federal income tax benefits, without Goldman Sachs imposing any limitation of any kind.

# GSAA-05-01 - Price/Yield - M2

Assumption: Run to 10% Cleanup Call, Constant Libor at 2.50925

| | | | |
|---|---|---|---|
| Balance | $12,411,000.00 | Delay | 24 |
| Coupon | 5.76 | Dated | 1/1/2005 |
| Settle | 1/28/2005 | First Payment | 2/25/2005 |

| *Price* | *50 PPC* | *75 PPC* | *100 PPC* | *150 PPC* | *200 PPC* |
|---|---|---|---|---|---|
| | Yield | Yield | Yield | Yield | Yield |
| 98.34111 | 5.9909 | 6.0334 | 6.0823 | 6.1730 | 6.2264 |
| 98.46611 | 5.9750 | 6.0132 | 6.0574 | 6.1391 | 6.1872 |
| 98.59111 | 5.9591 | 5.9931 | 6.0324 | 6.1052 | 6.1480 |
| 98.71611 | 5.9432 | 5.9730 | 6.0075 | 6.0714 | 6.1090 |
| 98.84111 | 5.9273 | 5.9530 | 5.9827 | 6.0376 | 6.0700 |
| 98.96611 | 5.9115 | 5.9330 | 5.9579 | 6.0039 | 6.0310 |
| 99.09111 | 5.8956 | 5.9130 | 5.9331 | 5.9703 | 5.9922 |
| 99.21611 | 5.8799 | 5.8931 | 5.9084 | 5.9367 | 5.9533 |
| 99.34111 | 5.8641 | 5.8732 | 5.8837 | 5.9031 | 5.9146 |
| 99.46611 | 5.8484 | 5.8533 | 5.8590 | 5.8696 | 5.8759 |
| 99.59111 | 5.8327 | 5.8335 | 5.8344 | 5.8362 | 5.8372 |
| 99.71611 | 5.8170 | 5.8137 | 5.8099 | 5.8028 | 5.7986 |
| 99.84111 | 5.8013 | 5.7939 | 5.7854 | 5.7695 | 5.7601 |
| 99.96611 | 5.7857 | 5.7742 | 5.7609 | 5.7362 | 5.7216 |
| 100.09111 | 5.7701 | 5.7545 | 5.7364 | 5.7030 | 5.6832 |
| 100.21611 | 5.7546 | 5.7348 | 5.7120 | 5.6698 | 5.6449 |
| 100.34111 | 5.7390 | 5.7152 | 5.6877 | 5.6367 | 5.6066 |
| WAL | 11.42 | 8.35 | 6.36 | 4.39 | 3.70 |
| Mod Durn | 7.96 | 6.30 | 5.08 | 3.74 | 3.23 |
| Principal Window | 11/10 - 03/21 | 02/09 - 08/17 | 02/08 - 09/14 | 03/08 - 05/11 | 04/08 - 08/09 |

## GSAA-05-01 - Price/Yield - B1

Assumption: Run to 10% Cleanup Call, Constant Libor at 2.50925

| | | | |
|---|---|---|---|
| Balance | $6,206,000.00 | Delay | 24 |
| Coupon | 5.76 | Dated | 1/1/2005 |
| Settle | 1/28/2005 | First Payment | 2/25/2005 |

| *Price* | *50 PPC* | *75 PPC* | *100 PPC* | *150 PPC* | *200 PPC* |
|---|---|---|---|---|---|
| | Yield | Yield | Yield | Yield | Yield |
| 97.33464 | 6.1204 | 6.1968 | 6.2851 | 6.4499 | 6.5579 |
| 97.45964 | 6.1042 | 6.1764 | 6.2597 | 6.4155 | 6.5174 |
| 97.58464 | 6.0880 | 6.1560 | 6.2345 | 6.3810 | 6.4770 |
| 97.70964 | 6.0719 | 6.1357 | 6.2092 | 6.3467 | 6.4367 |
| 97.83464 | 6.0558 | 6.1153 | 6.1840 | 6.3124 | 6.3965 |
| 97.95964 | 6.0398 | 6.0951 | 6.1589 | 6.2781 | 6.3563 |
| 98.08464 | 6.0237 | 6.0748 | 6.1337 | 6.2439 | 6.3161 |
| 98.20964 | 6.0077 | 6.0546 | 6.1087 | 6.2098 | 6.2761 |
| 98.33464 | 5.9918 | 6.0344 | 6.0837 | 6.1757 | 6.2360 |
| 98.45964 | 5.9758 | 6.0143 | 6.0587 | 6.1417 | 6.1961 |
| 98.58464 | 5.9599 | 5.9942 | 6.0337 | 6.1077 | 6.1562 |
| 98.70964 | 5.9440 | 5.9741 | 6.0088 | 6.0738 | 6.1164 |
| 98.83464 | 5.9281 | 5.9541 | 5.9840 | 6.0399 | 6.0766 |
| 98.95964 | 5.9123 | 5.9340 | 5.9592 | 6.0061 | 6.0370 |
| 99.08464 | 5.8965 | 5.9141 | 5.9344 | 5.9724 | 5.9973 |
| 99.20964 | 5.8807 | 5.8941 | 5.9097 | 5.9387 | 5.9577 |
| 99.33464 | 5.8649 | 5.8742 | 5.8850 | 5.9051 | 5.9182 |
| WAL | 11.42 | 8.35 | 6.36 | 4.37 | 3.62 |
| Mod Durn | 7.93 | 6.28 | 5.06 | 3.72 | 3.17 |
| Principal Window | 11/10 - 03/21 | 02/09 - 08/17 | 02/08 - 09/14 | 03/08 - 05/11 | 04/08 - 08/09 |

# GSAA-05-01 - Price/Yield - B2

Assumption: Run to 10% Cleanup Call, Constant Libor at 2.50925

| | | | |
|---|---|---|---|
| Balance | $5,171,000.00 | Delay | 24 |
| Coupon | 5.76 | Dated | 1/1/2005 |
| Settle | 1/28/2005 | First Payment | 2/25/2005 |

| *Price* | *50 PPC* | *75 PPC* | *100 PPC* | *150 PPC* | *200 PPC* |
|---|---|---|---|---|---|
| | Yield | Yield | Yield | Yield | Yield |
| 92.52037 | 6.7667 | 7.0131 | 7.2975 | 7.8385 | 8.2002 |
| 92.64537 | 6.7493 | 6.9912 | 7.2704 | 7.8014 | 8.1565 |
| 92.77037 | 6.7320 | 6.9693 | 7.2433 | 7.7644 | 8.1129 |
| 92.89537 | 6.7147 | 6.9475 | 7.2162 | 7.7274 | 8.0693 |
| 93.02037 | 6.6975 | 6.9257 | 7.1892 | 7.6905 | 8.0258 |
| 93.14537 | 6.6802 | 6.9040 | 7.1622 | 7.6536 | 7.9824 |
| 93.27037 | 6.6630 | 6.8823 | 7.1353 | 7.6169 | 7.9391 |
| 93.39537 | 6.6459 | 6.8606 | 7.1085 | 7.5801 | 7.8958 |
| 93.52037 | 6.6287 | 6.8390 | 7.0817 | 7.5435 | 7.8527 |
| 93.64537 | 6.6117 | 6.8174 | 7.0549 | 7.5069 | 7.8095 |
| 93.77037 | 6.5946 | 6.7958 | 7.0282 | 7.4704 | 7.7665 |
| 93.89537 | 6.5776 | 6.7743 | 7.0015 | 7.4339 | 7.7235 |
| 94.02037 | 6.5605 | 6.7528 | 6.9749 | 7.3975 | 7.6806 |
| 94.14537 | 6.5436 | 6.7314 | 6.9483 | 7.3612 | 7.6378 |
| 94.27037 | 6.5266 | 6.7100 | 6.9218 | 7.3249 | 7.5950 |
| 94.39537 | 6.5097 | 6.6887 | 6.8953 | 7.2887 | 7.5523 |
| 94.52037 | 6.4928 | 6.6673 | 6.8689 | 7.2525 | 7.5097 |
| WAL | 11.39 | 8.33 | 6.34 | 4.34 | 3.57 |
| Mod Durn | 7.77 | 6.16 | 4.97 | 3.63 | 3.08 |
| Principal Window | 11/10 - 03/21 | 02/09 - 08/17 | 02/08 - 09/14 | 02/08 - 05/11 | 03/08 - 08/09 |

pertain to any securities that will actually be sold. The information contained in this material may be based on assumptions regarding market conditions and other matters as reflected therein. We make no representations regarding the reasonableness of such assumptions or the likelihood that any of such assumptions will coincide with actual market conditions or events, and this material should not be relied upon for such purposes. We and our affiliates, officers, directors, partners and employees, including persons involved in the preparation or issuance of this material may, from time to time, have long or short positions in, and buy or sell, the securities mentioned herein or derivatives thereof (including options). This material may be filed within the Securities and Exchange Commission (the "SEC") and incorporated by reference into an effective registration statement previously filed with the SEC under Rule 415 of the Securities Act of 1933, including in cases where the material does not pertain to securities that are ultimately offered for sale pursuant to such registration statement. Information contained in this material is current as of the date appearing on this material only. Information in this material regarding the assets backing any securities discussed herein supersedes all prior information regarding such assets. Any information in the material, whether regarding the assets backing any securities discussed herein or otherwise, will be superseded by the information included in the final prospectus for any securities actually sold to you. Goldman Sachs does not provide accounting, tax or legal advice. Subject to applicable law, you may disclose any and all aspects of any potential transaction or structure described herein that are necessary to support any U.S. federal income tax benefits, without Goldman Sachs imposing any limitation of any kind.

## GSAA 2005-1

*Run 7*

Assumptions:

Prepayment Speed : 10 CPR
To maturity
No Losses

(1) Annualized coupon based on total interest paid to the certificates including accrued certificate interest, unpaid Interest amount and basis risk carry forward amount divided by current class certificate balance
(2) Includes proceeds from the Cap Corridor

| Period | Date | AFC[1][2] |
|---|---|---|
| 1 | 25-Feb-05 | 10 |
| 2 | 25-Mar-05 | 9.96366 |
| 3 | 25-Apr-05 | 9.90304 |
| 4 | 25-May-05 | 9.84246 |
| 5 | 25-Jun-05 | 9.75359 |
| 6 | 25-Jul-05 | 9.67224 |
| 7 | 25-Aug-05 | 9.5454 |
| 8 | 25-Sep-05 | 9.41707 |
| 9 | 25-Oct-05 | 9.30317 |
| 10 | 25-Nov-05 | 9.12003 |
| 11 | 25-Dec-05 | 9.00796 |
| 12 | 25-Jan-06 | 8.79857 |
| 13 | 25-Feb-06 | 8.62718 |
| 14 | 25-Mar-06 | 9.38545 |
| 15 | 25-Apr-06 | 8.58367 |
| 16 | 25-May-06 | 8.98739 |
| 17 | 25-Jun-06 | 8.81936 |
| 18 | 25-Jul-06 | 9.24857 |
| 19 | 25-Aug-06 | 9.09109 |
| 20 | 25-Sep-06 | 9.24313 |
| 21 | 25-Oct-06 | 9.72133 |
| 22 | 25-Nov-06 | 9.58652 |
| 23 | 25-Dec-06 | 10.10744 |
| 24 | 25-Jan-07 | 9.9946 |
| 25 | 25-Feb-07 | 10.22886 |
| 26 | 25-Mar-07 | 11.61109 |
| 27 | 25-Apr-07 | 10.77431 |
| 28 | 25-May-07 | 11.4842 |
| 29 | 25-Jun-07 | 11.45375 |
| 30 | 25-Jul-07 | 12.25545 |
| 31 | 25-Aug-07 | 12.3233 |
| 32 | 25-Sep-07 | 12.8561 |
| 33 | 25-Oct-07 | 13.92465 |
| 34 | 25-Nov-07 | 14.20431 |
| 35 | 25-Dec-07 | 15.57692 |
| 36 | 25-Jan-08 | 16.13128 |
| 37 | 25-Feb-08 | 17.44211 |
| 38 | 25-Mar-08 | 20.2819 |
| 39 | 25-Apr-08 | 20.94389 |
| 40 | 25-May-08 | 24.35989 |
| 41 | 25-Jun-08 | 27.26172 |
| 42 | 25-Jul-08 | 33.89813 |
| 43 | 25-Aug-08 | 42.07303 |
| 44 | 25-Sep-08 | 60.72282 |
| 45 | 25-Oct-08 | 121.50798 |

GSAA 2005-1 -- Pricing Benchmarks

| Swaps | | Treasuries | |
|---|---|---|---|
| 3 | 42.75 | 2 | 99-222 |
| 5 | 40.75 | 5 | 99-046 |
| 6 | 43.50 | 10 | 99-27+ |
| 7 | 44.50 | | |
| 8 | 44.50 | | |
| 9 | 43.00 | | |

GSAA 2005-1 -- Pricing Benchmarks **UPDATED**

| Swaps | | Treasuries | |
|---|---|---|---|
| 3 | 42.75 | 2 | 99-222 |
| 5 | 40.75 | 3 | 99-04 |
| 6 | 43.50 | 5 | 99-046 |
| 7 | 44.50 | 10 | 99-27+ |
| 8 | 44.50 | | |
| 9 | 43.00 | | |

Disclaimer:
This material has been prepared specifically for you and contains indicative terms only. All material contained herein, including proposed terms and conditions are for discussion purposes only. Finalized terms and conditions are subject to further discussion and negotiation. Goldman Sachs does not provide accounting, tax or legal advice; such matters should be discussed with your advisors and or counsel. In addition, we mutually agree that, subject to applicable law, you may disclose any and all aspects of this material that are necessary to support any U.S. federal income tax benefits, without Goldman Sachs imposing any limitation of any kind.

GSAA 2005-1 -- PRICING DETAILS (EXTERNAL)
$505.762mm
GS lead manager/books

| Class | S&P/Moodys | Size(mm) | Cr.Spt | AvL | Prin.Wndw | Coupon | Yield | Dollar Px | Spread |
|---|---|---|---|---|---|---|---|---|---|
| AV-1 | AAA/Aaa | 145.042 | 10.00 | 1.00 | 02/05-01/07 | ----- | ----- | 100.00000 | 1mL+15 |
| AV-2 | AAA/Aaa | 40.000 | 10.00 | 1.00 | 02/05-01/07 | ----- | ----- | 100.00000 | 1mL+12 |
| AF-2 | AAA/Aaa | 124.208 | 10.00 | 3.00 | 01/07-06/09 | 4.316 | 4.2515 | 99.99741 | S+50 |
| AF-3 | AAA/Aaa | 33.023 | 10.00 | 5.00 | 06/09-10/10 | 4.823 | 4.7985 | 99.99710 | S+70 |
| AF-4 | AAA/Aaa | 76.609 | 10.00 | 8.47 | 10/10-09/14 | 5.619 | 5.6285 | 99.99642 | S+110 |
| AF-5 | AAA/Aaa | 46.543 | 10.00 | 6.75 | 02/08-09/14 | 4.843 | 4.8348 | 99.99737 | S+50 |
| M-1 | AA+/Aa2 | 16.549 | 6.80 | 6.36 | 02/08-09/14 | 5.295 | 5.2862 | 99.99743 | S+100 |
| M-2 | AA/A2 | 12.411 | 4.40 | 6.36 | 02/08-09/14 | 5.760 | 5.8362 | 99.58211 | S+155 |
| B-1 | A/Baa2 | 6.206 | 3.20 | 6.36 | 02/08-09/14 | 5.760 | 6.0362 | 98.57237 | S+175 |
| B-2 | BBB+/Baa3 | 5.171 | 2.20 | 6.34 | 02/08-09/14 | 5.760 | 7.0342 | 93.74203 | S+275 |
| B-3 | BB/NA | 5.172 | 1.20 | 5.94 | 02/08-03/14 | 5.760 | 10.0000 | 81.84112 | 10% yield |

Settlement - January 28, 2005
First Distribution Date - February 25, 2005
Legal Final - November 2034
Fixed rate classes settle with accrued from January 1, 2005
Floating rate classes settle flat

Disclaimer:

This material has been prepared specifically for you and contains indicative terms only. All material contained herein, including proposed terms and conditions are for discussion purposes only. Finalized terms and conditions are subject to further discussion and negotiation. Goldman Sachs does not provide accounting, tax or legal advice; such matters should be discussed with your advisors and or counsel. In addition, we mutually agree that, subject to applicable law, you may disclose any and all aspects of this material that are necessary to support any U.S. federal income tax benefits, without Goldman Sachs imposing any limitation of any kind.

## GSAA 2005-1

*Run 2*

Assumptions

- Pricing Prepayment Assumption
- Forward Libor as shown below
- 45%/55% loss severity, 12 month lag
- Triggers fail day one
- To maturity

For all other assumptions please refer to the term sheet

| | | | 45 Severity | 55 Severity | 45 Severity | 55 Severity |
|---|---|---|---|---|---|---|
| | | | Forward Libor | Forward Libor | Forward Libor + 150 bps | Forward Libor + 150 bps |
| Class-AF-4 | | CDR (%) | 7.968 | 6.257 | 7.870 | 6.181 |
| | | Yield (%) | 5.8193 | 5.8218 | 5.6198 | 5.6222 |
| | | WAL | 7.97 | 8.48 | 8.01 | 8.51 |
| Price : 100 | | Modified Duration | 6.11 | 6.41 | 6.13 | 6.43 |
| | | Principal Window | 09/09 - 07/33 | 12/09 - 07/33 | Sep09 - Jul33 | Dec09 - Jul33 |
| | | Principal Writedown | 2,444.84 (0.00%) | 1,821.62 (0.00%) | 5,472.36 (0.01%) | 2,293.37 (0.00%) |
| | | Total Collat Loss | 61,529,878.80 (11.90%) | 62,019,490.90 (11.99%) | 60,940,284.43 (11.78%) | 61,402,626.64 (11.87%) |
| Class-B1 | | CDR (%) | 3.044 | 2.464 | 2.965 | 2.399 |
| | | Yield (%) | 5.9889 | 5.9839 | 5.9878 | 5.9874 |
| | | WAL | 18.23 | 18.55 | 18.28 | 18.58 |
| Price : 98.33464 | | Modified Duration | 10.87 | 10.97 | 10.88 | 10.98 |
| | | Principal Window | 04/20 - 08/33 | 07/20 - 08/33 | Apr20 - Aug33 | Aug20 - Aug33 |
| | | Principal Writedown | 4,715.90 (0.08%) | 15,243.00 (0.25%) | 6,266.17 (0.10%) | 3,860.73 (0.08%) |
| | | Total Collat Loss | 27,237,488.00 (5.27%) | 27,456,047.51 (5.31%) | 26,597,824.26 (5.14%) | 26,788,394.56 (5.18%) |
| Class-B2 | | CDR (%) | 2.470 | 2.007 | 2.391 | 1.942 |
| | | Yield (%) | 6.4402 | 6.4354 | 6.4360 | 6.4312 |
| | | WAL | 19.11 | 19.38 | 19.17 | 19.42 |
| Price : 93.52037 | | Modified Duration | 10.93 | 11.01 | 10.95 | 11.02 |
| | | Principal Window | 03/21 - 08/33 | 06/21 - 08/33 | Mar21 - Aug33 | Jun21 - Aug33 |
| | | Principal Writedown | 1,651.83 (0.03%) | 2,579.14 (0.05%) | 9,095.62 (0.18%) | 11,523.73 (0.22%) |
| | | Total Collat Loss | 22,514,439.34 (4.35%) | 22,700,916.58 (4.39%) | 21,850,476.68 (4.23%) | 22,012,863.55 (4.26%) |

| Period | Forward Libor 1 mth | Forward + 150 bps 1 mth |
|---|---|---|
| 1 | 2.50925 | 4.00925 |
| 2 | 2.66092 | 4.16092 |
| 3 | 2.817 | 4.317 |
| 4 | 2.98371 | 4.48371 |
| 5 | 3.08964 | 4.58964 |
| 6 | 3.19749 | 4.69749 |
| 7 | 3.29294 | 4.79294 |
| 8 | 3.36364 | 4.86364 |
| 9 | 3.43981 | 4.93981 |
| 10 | 3.50802 | 5.00802 |
| 11 | 3.5596 | 5.0596 |
| 12 | 3.68557 | 5.18557 |
| 13 | 3.65778 | 5.15778 |
| 14 | 3.70663 | 5.20663 |
| 15 | 3.76197 | 5.26197 |
| 16 | 3.80622 | 5.30622 |
| 17 | 3.83254 | 5.33254 |
| 18 | 3.85515 | 5.35515 |
| 19 | 3.87991 | 5.37991 |
| 20 | 3.90714 | 5.40714 |
| 21 | 3.9295 | 5.4295 |
| 22 | 3.95427 | 5.45427 |
| 23 | 3.9848 | 5.4848 |
| 24 | 4.014 | 5.514 |
| 25 | 4.04005 | 5.54005 |
| 26 | 4.05932 | 5.55932 |
| 27 | 4.08045 | 5.58045 |
| 28 | 4.10374 | 5.60374 |
| 29 | 4.12849 | 5.62849 |
| 30 | 4.15036 | 5.65036 |
| 31 | 4.17316 | 5.67316 |
| 32 | 4.19675 | 5.69675 |
| 33 | 4.21839 | 5.71839 |
| 34 | 4.24067 | 5.74067 |
| 35 | 4.26295 | 5.76295 |
| 36 | 4.28474 | 5.78474 |
| 37 | 4.31003 | 5.81003 |
| 38 | 4.33341 | 5.83341 |
| 39 | 4.35626 | 5.85626 |
| 40 | 4.3798 | 5.8798 |
| 41 | 4.40416 | 5.90416 |
| 42 | 4.42801 | 5.92801 |
| 43 | 4.45444 | 5.95444 |
| 44 | 4.47735 | 5.97735 |
| 45 | 4.50092 | 6.00092 |
| 46 | 4.52611 | 6.02611 |
| 47 | 4.5495 | 6.0495 |
| 48 | 4.57471 | 6.07471 |
| 49 | 4.60339 | 6.10339 |
| 50 | 4.62911 | 6.12911 |
| 51 | 4.65543 | 6.15543 |
| 52 | 4.68229 | 6.18229 |
| 53 | 4.70452 | 6.20452 |
| 54 | 4.72653 | 6.22653 |
| 55 | 4.74877 | 6.24877 |
| 56 | 4.76847 | 6.26847 |
| 57 | 4.78691 | 6.28691 |
| 58 | 4.80472 | 6.30472 |
| 59 | 4.82063 | 6.32063 |
| 60 | 4.83866 | 6.33866 |
| 61 | 4.8597 | 6.3597 |
| 62 | 4.87985 | 6.37985 |
| 63 | 4.90118 | 6.40118 |
| 64 | 4.92163 | 6.42163 |
| 65 | 4.94047 | 6.44047 |
| 66 | 4.95843 | 6.45843 |
| 67 | 4.97611 | 6.47611 |
| 68 | 4.99278 | 6.49278 |
| 69 | 5.00908 | 6.50908 |
| 70 | 5.02255 | 6.52255 |
| 71 | 5.03605 | 6.53605 |

| | | |
|---|---|---|
| 72 | 5.05057 | 6.55057 |
| 73 | 5.06716 | 6.56716 |
| 74 | 5.08276 | 6.58276 |
| 75 | 5.10195 | 6.60195 |
| 76 | 5.11578 | 6.61578 |
| 77 | 5.13242 | 6.63242 |
| 78 | 5.14887 | 6.64887 |
| 79 | 5.16293 | 6.66293 |
| 80 | 5.17819 | 6.67819 |
| 81 | 5.19279 | 6.69279 |
| 82 | 5.20638 | 6.70638 |
| 83 | 5.21972 | 6.71972 |
| 84 | 5.23381 | 6.73381 |
| 85 | 5.25007 | 6.75007 |
| 86 | 5.26495 | 6.76495 |
| 87 | 5.28092 | 6.78092 |
| 88 | 5.29554 | 6.79554 |
| 89 | 5.31173 | 6.81173 |
| 90 | 5.32386 | 6.82386 |
| 91 | 5.33822 | 6.83822 |
| 92 | 5.35223 | 6.85223 |
| 93 | 5.36375 | 6.86375 |
| 94 | 5.37661 | 6.87661 |
| 95 | 5.38861 | 6.88861 |
| 96 | 5.40018 | 6.90018 |
| 97 | 5.41675 | 6.91675 |
| 98 | 5.42942 | 6.92942 |
| 99 | 5.44297 | 6.94297 |
| 100 | 5.45641 | 6.95641 |
| 101 | 5.47028 | 6.97028 |
| 102 | 5.48124 | 6.98124 |
| 103 | 5.49344 | 6.99344 |
| 104 | 5.50454 | 7.00454 |
| 105 | 5.5144 | 7.0144 |
| 106 | 5.5256 | 7.0256 |
| 107 | 5.53247 | 7.03247 |
| 108 | 5.54251 | 7.04251 |
| 109 | 5.5552 | 7.0552 |
| 110 | 5.56516 | 7.06516 |
| 111 | 5.57689 | 7.07689 |
| 112 | 5.58771 | 7.08771 |
| 113 | 5.59871 | 7.09871 |
| 114 | 5.60839 | 7.10839 |
| 115 | 5.61968 | 7.11968 |
| 116 | 5.62729 | 7.12729 |
| 117 | 5.6362 | 7.1362 |
| 118 | 5.64554 | 7.14554 |
| 119 | 5.65208 | 7.15208 |
| 120 | 5.66085 | 7.16085 |
| 121 | 5.67136 | 7.17136 |
| 122 | 5.67996 | 7.17996 |
| 123 | 5.69081 | 7.19081 |
| 124 | 5.70155 | 7.20155 |
| 125 | 5.70822 | 7.20822 |
| 126 | 5.71717 | 7.21717 |
| 127 | 5.72624 | 7.22624 |
| 128 | 5.73302 | 7.23302 |
| 129 | 5.74002 | 7.24002 |
| 130 | 5.74714 | 7.24714 |
| 131 | 5.7529 | 7.2529 |
| 132 | 5.76046 | 7.26046 |
| 133 | 5.76554 | 7.26554 |
| 134 | 5.77228 | 7.27228 |
| 135 | 5.78151 | 7.28151 |
| 136 | 5.78663 | 7.28663 |
| 137 | 5.79538 | 7.29538 |
| 138 | 5.80388 | 7.30388 |
| 139 | 5.81043 | 7.31043 |
| 140 | 5.81937 | 7.31937 |
| 141 | 5.8278 | 7.3278 |
| 142 | 5.83581 | 7.33581 |
| 143 | 5.84431 | 7.34431 |
| 144 | 5.85407 | 7.35407 |
| 145 | 5.86553 | 7.36553 |
| 146 | 5.87444 | 7.37444 |
| 147 | 5.88594 | 7.38594 |
| 148 | 5.89332 | 7.39332 |
| 149 | 5.90202 | 7.40202 |
| 150 | 5.90906 | 7.40906 |
| 151 | 5.91454 | 7.41454 |
| 152 | 5.92115 | 7.42115 |
| 153 | 5.92276 | 7.42276 |
| 154 | 5.92773 | 7.42773 |
| 155 | 5.92996 | 7.42996 |
| 156 | 5.93027 | 7.43027 |
| 157 | 5.93922 | 7.43922 |

| 158 | 5.94503 | 7.44503 |
|---|---|---|
| 159 | 5.95268 | 7.45268 |
| 160 | 5.95745 | 7.45745 |
| 161 | 5.96315 | 7.46315 |
| 162 | 5.96362 | 7.46362 |
| 163 | 5.96682 | 7.46682 |
| 164 | 5.96797 | 7.46797 |
| 165 | 5.96597 | 7.46597 |
| 166 | 5.9653 | 7.4653 |
| 167 | 5.96243 | 7.46243 |
| 168 | 5.95909 | 7.45909 |
| 169 | 5.96286 | 7.46286 |
| 170 | 5.96259 | 7.46259 |
| 171 | 5.96434 | 7.46434 |
| 172 | 5.96535 | 7.46535 |
| 173 | 5.96602 | 7.46602 |
| 174 | 5.96336 | 7.46336 |
| 175 | 5.96234 | 7.46234 |
| 176 | 5.9594 | 7.4594 |
| 177 | 5.95516 | 7.45516 |
| 178 | 5.95184 | 7.45184 |
| 179 | 5.9439 | 7.4439 |
| 180 | 5.9398 | 7.4398 |
| 181 | 5.9367 | 7.4367 |
| 182 | 5.93167 | 7.43167 |
| 183 | 5.93008 | 7.43008 |
| 184 | 5.92773 | 7.42773 |
| 185 | 5.92211 | 7.42211 |
| 186 | 5.92004 | 7.42004 |
| 187 | 5.91774 | 7.41774 |
| 188 | 5.91349 | 7.41349 |
| 189 | 5.91029 | 7.41029 |
| 190 | 5.90751 | 7.40751 |
| 191 | 5.90374 | 7.40374 |
| 192 | 5.90178 | 7.40178 |
| 193 | 5.89648 | 7.39648 |
| 194 | 5.89288 | 7.39288 |
| 195 | 5.89108 | 7.39108 |
| 196 | 5.88766 | 7.38766 |
| 197 | 5.8838 | 7.3838 |
| 198 | 5.88046 | 7.38046 |
| 199 | 5.87752 | 7.37752 |
| 200 | 5.87403 | 7.37403 |
| 201 | 5.87094 | 7.37094 |
| 202 | 5.86605 | 7.36605 |
| 203 | 5.86315 | 7.36315 |
| 204 | 5.86055 | 7.36055 |
| 205 | 5.85602 | 7.35602 |
| 206 | 5.85172 | 7.35172 |
| 207 | 5.85054 | 7.35054 |
| 208 | 5.8446 | 7.3446 |
| 209 | 5.84256 | 7.34256 |
| 210 | 5.83932 | 7.33932 |
| 211 | 5.83428 | 7.33428 |
| 212 | 5.83168 | 7.33168 |
| 213 | 5.82795 | 7.32795 |
| 214 | 5.82381 | 7.32381 |
| 215 | 5.82019 | 7.32019 |
| 216 | 5.81696 | 7.31696 |
| 217 | 5.81319 | 7.31319 |
| 218 | 5.80817 | 7.30817 |
| 219 | 5.80638 | 7.30638 |
| 220 | 5.80119 | 7.30119 |
| 221 | 5.79841 | 7.29841 |
| 222 | 5.79455 | 7.29455 |
| 223 | 5.79027 | 7.29027 |
| 224 | 5.78771 | 7.28771 |
| 225 | 5.78154 | 7.28154 |
| 226 | 5.77959 | 7.27959 |
| 227 | 5.77592 | 7.27592 |
| 228 | 5.76931 | 7.26931 |
| 229 | 5.76744 | 7.26744 |
| 230 | 5.76344 | 7.26344 |
| 231 | 5.75864 | 7.25864 |
| 232 | 5.75527 | 7.25527 |
| 233 | 5.75214 | 7.25214 |
| 234 | 5.74677 | 7.24677 |
| 235 | 5.74374 | 7.24374 |
| 236 | 5.73964 | 7.23964 |
| 237 | 5.73514 | 7.23514 |
| 238 | 5.73231 | 7.23231 |
| 239 | 5.72595 | 7.22595 |
| 240 | 5.72298 | 7.22298 |
| 241 | 5.71696 | 7.21696 |
| 242 | 5.70887 | 7.20887 |
| 243 | 5.70382 | 7.20382 |

| 244 | 5.69778 | 7.19778 |
|---|---|---|
| 245 | 5.69221 | 7.19221 |
| 246 | 5.68588 | 7.18588 |
| 247 | 5.68127 | 7.18127 |
| 248 | 5.67376 | 7.17376 |
| 249 | 5.66889 | 7.16889 |
| 250 | 5.66432 | 7.16432 |
| 251 | 5.65774 | 7.15774 |
| 252 | 5.65359 | 7.15359 |
| 253 | 5.64851 | 7.14851 |
| 254 | 5.64248 | 7.14248 |
| 255 | 5.63921 | 7.13921 |
| 256 | 5.63488 | 7.13488 |
| 257 | 5.62908 | 7.12908 |
| 258 | 5.6253 | 7.1253 |
| 259 | 5.62187 | 7.12187 |
| 260 | 5.61681 | 7.11681 |
| 261 | 5.6129 | 7.1129 |
| 262 | 5.60948 | 7.10948 |
| 263 | 5.60532 | 7.10532 |
| 264 | 5.60291 | 7.10291 |
| 265 | 5.59764 | 7.09764 |
| 266 | 5.59408 | 7.09408 |
| 267 | 5.59227 | 7.09227 |
| 268 | 5.58912 | 7.08912 |
| 269 | 5.58572 | 7.08572 |
| 270 | 5.58293 | 7.08293 |
| 271 | 5.58064 | 7.08064 |
| 272 | 5.57801 | 7.07801 |
| 273 | 5.5759 | 7.0759 |
| 274 | 5.57228 | 7.07228 |
| 275 | 5.57058 | 7.07058 |
| 276 | 5.56933 | 7.06933 |
| 277 | 5.56649 | 7.06649 |
| 278 | 5.5643 | 7.0643 |
| 279 | 5.56389 | 7.06389 |
| 280 | 5.56103 | 7.06103 |
| 281 | 5.56047 | 7.06047 |
| 282 | 5.55913 | 7.05913 |
| 283 | 5.55751 | 7.05751 |
| 284 | 5.55771 | 7.05771 |
| 285 | 5.55463 | 7.05463 |
| 286 | 5.55514 | 7.05514 |
| 287 | 5.55487 | 7.05487 |
| 288 | 5.55304 | 7.05304 |
| 289 | 5.55348 | 7.05348 |
| 290 | 5.55191 | 7.05191 |
| 291 | 5.55302 | 7.05302 |
| 292 | 5.55254 | 7.05254 |
| 293 | 5.55391 | 7.05391 |
| 294 | 5.55198 | 7.05198 |
| 295 | 5.55358 | 7.05358 |
| 296 | 5.55449 | 7.05449 |
| 297 | 5.55379 | 7.05379 |
| 298 | 5.55535 | 7.05535 |
| 299 | 5.55621 | 7.05621 |
| 300 | 5.55602 | 7.05602 |
| 301 | 5.55381 | 7.05361 |
| 302 | 5.54748 | 7.04748 |
| 303 | 5.54429 | 7.04429 |
| 304 | 5.54109 | 7.04109 |
| 305 | 5.53828 | 7.03826 |
| 306 | 5.53349 | 7.03349 |
| 307 | 5.53103 | 7.03103 |
| 308 | 5.52773 | 7.02773 |
| 309 | 5.5242 | 7.0242 |
| 310 | 5.52238 | 7.02238 |
| 311 | 5.51741 | 7.01741 |
| 312 | 5.51804 | 7.01604 |
| 313 | 5.51377 | 7.01377 |
| 314 | 5.50965 | 7.00966 |
| 315 | 5.50825 | 7.00825 |
| 316 | 5.50606 | 7.00606 |
| 317 | 5.50437 | 7.00437 |
| 318 | 5.50197 | 7.00197 |
| 319 | 5.50132 | 7.00132 |
| 320 | 5.49789 | 6.99789 |
| 321 | 5.49677 | 6.99677 |
| 322 | 5.49612 | 6.99612 |
| 323 | 5.49352 | 6.99352 |
| 324 | 5.49316 | 6.99316 |
| 325 | 5.49206 | 6.99206 |
| 326 | 5.49027 | 6.99027 |
| 327 | 5.49029 | 6.99029 |
| 328 | 5.48957 | 6.98957 |
| 329 | 5.48857 | 6.98857 |

| | | |
|---|---|---|
| 330 | 5.48812 | 6.98812 |
| 331 | 5.4882 | 6.9882 |
| 332 | 5.488 | 6.988 |
| 333 | 5.48834 | 6.98834 |
| 334 | 5.48714 | 6.98714 |
| 335 | 5.48774 | 6.98774 |
| 336 | 5.48888 | 6.98888 |
| 337 | 5.48849 | 6.98849 |
| 338 | 5.48819 | 6.98819 |
| 339 | 5.49096 | 6.99096 |
| 340 | 5.48968 | 6.98968 |
| 341 | 5.49184 | 6.99184 |
| 342 | 5.49336 | 6.99336 |
| 343 | 5.49329 | 6.99329 |
| 344 | 5.49542 | 6.99542 |
| 345 | 5.49689 | 6.99689 |
| 346 | 5.49804 | 6.99804 |
| 347 | 5.49971 | 6.99971 |
| 348 | 5.50196 | 7.00196 |
| 349 | 5.50394 | 7.00394 |
| 350 | 5.50469 | 7.00469 |
| 351 | 5.50853 | 7.00853 |
| 352 | 5.5096 | 7.0096 |
| 353 | 5.51285 | 7.01285 |
| 354 | 5.51547 | 7.01547 |
| 355 | 5.51775 | 7.01775 |
| 356 | 5.52195 | 7.02195 |
| 357 | 5.5228 | 7.0228 |
| 358 | 5.52706 | 7.02706 |
| 359 | 5.5308 | 7.0308 |
| 360 | 5.53262 | 7.03262 |
| | 5.5351 | 7.0351 |

# GSAA 2005-1

*Run 6*

Assumptions

Pricing Prepayment Assumptions
Forward Libor as indicated below
Triggers failing day one
No losses

For all other assumptions please refer to the term sheet

| Period | Forward Libor 1 mth | Net Wac 30/360 | Excess Spread 30/360 |
|---|---|---|---|
| 1 | 2.50925 | 5.8615 | 1.8972 |
| 2 | 2.66092 | 5.8615 | 1.8280 |
| 3 | 2.81700 | 5.8615 | 1.6575 |
| 4 | 2.98371 | 5.8615 | 1.6179 |
| 5 | 3.08964 | 5.8615 | 1.5317 |
| 6 | 3.19749 | 5.8615 | 1.5151 |
| 7 | 3.29294 | 5.8615 | 1.4351 |
| 8 | 3.36364 | 5.8616 | 1.3981 |
| 9 | 3.43981 | 5.8616 | 1.3925 |
| 10 | 3.50802 | 5.8616 | 1.3269 |
| 11 | 3.55960 | 5.8616 | 1.3286 |
| 12 | 3.68557 | 5.8616 | 1.2556 |
| 13 | 3.65778 | 5.8616 | 1.2488 |
| 14 | 3.70663 | 5.8616 | 1.2995 |
| 15 | 3.76197 | 5.8616 | 1.2026 |
| 16 | 3.80622 | 5.8616 | 1.2040 |
| 17 | 3.83254 | 5.8616 | 1.1674 |
| 18 | 3.85515 | 5.8616 | 1.1697 |
| 19 | 3.87991 | 5.8616 | 1.1388 |
| 20 | 3.90714 | 5.8616 | 1.1251 |
| 21 | 3.92950 | 5.8616 | 1.1224 |
| 22 | 3.95427 | 5.8616 | 1.1006 |

| | | | |
|---|---|---|---|
| 23 | 3.98480 | 5.8616 | 1.0938 |
| 24 | 4.01400 | 5.8616 | 1.0787 |
| 25 | 4.04005 | 5.8616 | 1.0688 |
| 26 | 4.05932 | 5.8616 | 1.0580 |
| 27 | 4.08045 | 5.8616 | 1.0470 |
| 28 | 4.10374 | 5.8616 | 1.0357 |
| 29 | 4.12849 | 5.8616 | 1.0242 |
| 30 | 4.15036 | 5.8616 | 1.0125 |
| 31 | 4.17316 | 5.8616 | 1.0005 |
| 32 | 4.19675 | 5.8616 | 0.9883 |
| 33 | 4.21839 | 5.8616 | 0.9758 |
| 34 | 4.24067 | 5.8616 | 0.9631 |
| 35 | 4.26295 | 5.8616 | 0.9501 |
| 36 | 4.28474 | 5.8616 | 0.9368 |
| 37 | 4.31003 | 5.8616 | 0.9233 |
| 38 | 4.33341 | 5.8616 | 0.9106 |
| 39 | 4.35626 | 5.8616 | 0.8976 |
| 40 | 4.37980 | 5.8616 | 0.8844 |
| 41 | 4.40416 | 5.8616 | 0.8709 |
| 42 | 4.42801 | 5.8617 | 0.8572 |
| 43 | 4.45444 | 5.8617 | 0.8432 |
| 44 | 4.47735 | 5.8617 | 0.8289 |
| 45 | 4.50092 | 5.8617 | 0.8144 |
| 46 | 4.52611 | 5.8617 | 0.7995 |
| 47 | 4.54950 | 5.8617 | 0.7844 |
| 48 | 4.57471 | 5.8617 | 0.7690 |
| 49 | 4.60339 | 5.8617 | 0.7533 |
| 50 | 4.62911 | 5.8617 | 0.7386 |
| 51 | 4.65543 | 5.8617 | 0.7315 |
| 52 | 4.68229 | 5.8617 | 0.7242 |
| 53 | 4.70452 | 5.8617 | 0.7167 |
| 54 | 4.72653 | 5.8617 | 0.7091 |
| 55 | 4.74877 | 5.8617 | 0.7014 |
| 56 | 4.76847 | 5.8617 | 0.6935 |
| 57 | 4.78691 | 5.8617 | 0.6854 |
| 58 | 4.80472 | 5.8617 | 0.6771 |
| 59 | 4.82063 | 5.8617 | 0.6687 |
| 60 | 4.83866 | 5.8617 | 0.6601 |

are necessary to support any U.S. federal income tax benefits, without Goldman Sachs imposing any limitation of any kind.

| | | | |
|---|---|---|---|
| 61 | 4.85970 | 5.8617 | 0.6622 |
| 62 | 4.87985 | 5.8617 | 0.6657 |
| 63 | 4.90118 | 5.8616 | 0.6693 |
| 64 | 4.92163 | 5.8616 | 0.6730 |
| 65 | 4.94047 | 5.8616 | 0.6767 |
| 66 | 4.95843 | 5.8616 | 0.6805 |
| 67 | 4.97611 | 5.8616 | 0.6843 |
| 68 | 4.99278 | 5.8616 | 0.6882 |
| 69 | 5.00908 | 5.8616 | 0.6921 |
| 70 | 5.02255 | 5.8616 | 0.6961 |
| 71 | 5.03605 | 5.8616 | 0.7001 |
| 72 | 5.05057 | 5.8616 | 0.7042 |
| 73 | 5.06716 | 5.8616 | 0.7083 |
| 74 | 5.08276 | 5.8616 | 0.7114 |
| 75 | 5.10195 | 5.8616 | 0.7146 |
| 76 | 5.11578 | 5.8616 | 0.7178 |
| 77 | 5.13242 | 5.8616 | 0.7211 |
| 78 | 5.14887 | 5.8616 | 0.7245 |
| 79 | 5.16293 | 5.8616 | 0.7279 |
| 80 | 5.17819 | 5.8616 | 0.7314 |
| 81 | 5.19279 | 5.8616 | 0.7350 |
| 82 | 5.20638 | 5.8616 | 0.7387 |
| 83 | 5.21972 | 5.8616 | 0.7424 |
| 84 | 5.23381 | 5.8616 | 0.7462 |
| 85 | 5.25007 | 5.8616 | 0.7501 |
| 86 | 5.26495 | 5.8616 | 0.7435 |
| 87 | 5.28092 | 5.8616 | 0.7376 |
| 88 | 5.29554 | 5.8616 | 0.7330 |
| 89 | 5.31173 | 5.8615 | 0.7296 |
| 90 | 5.32386 | 5.8615 | 0.7273 |
| 91 | 5.33822 | 5.8615 | 0.7261 |
| 92 | 5.35223 | 5.8615 | 0.7259 |
| 93 | 5.36375 | 5.8615 | 0.7267 |
| 94 | 5.37661 | 5.8615 | 0.7283 |
| 95 | 5.38861 | 5.8615 | 0.7309 |
| 96 | 5.40018 | 5.8615 | 0.7343 |
| 97 | 5.41675 | 5.8615 | 0.7384 |
| 98 | 5.42942 | 5.8615 | 0.7433 |

| | | | |
|---|---|---|---|
| 99 | 5.44297 | 5.8615 | 0.7489 |
| 100 | 5.45641 | 5.8615 | 0.7551 |
| 101 | 5.47028 | 5.8614 | 0.7620 |
| 102 | 5.48124 | 5.8614 | 0.7694 |
| 103 | 5.49344 | 5.8614 | 0.7774 |
| 104 | 5.50454 | 5.8614 | 0.7859 |
| 105 | 5.51440 | 5.8614 | 0.7950 |
| 106 | 5.52560 | 5.8614 | 0.8045 |
| 107 | 5.53247 | 5.8614 | 0.8144 |
| 108 | 5.54251 | 5.8614 | 0.8248 |
| 109 | 5.55520 | 5.8614 | 0.8355 |
| 110 | 5.56516 | 5.8613 | 0.8467 |
| 111 | 5.57689 | 5.8613 | 0.8582 |
| 112 | 5.58771 | 5.8613 | 0.8701 |
| 113 | 5.59871 | 5.8613 | 0.8822 |
| 114 | 5.60839 | 5.8613 | 0.8947 |
| 115 | 5.61968 | 5.8613 | 0.9075 |
| 116 | 5.62729 | 5.8613 | 0.9206 |
| 117 | 5.63620 | 5.8613 | 0.4919 |
| 118 | 5.64554 | 5.8612 | 0.5019 |
| 119 | 5.65208 | 5.8612 | 0.5121 |
| 120 | 5.66085 | 5.8612 | 0.5225 |
| 121 | 5.67136 | 5.8612 | 0.5331 |
| 122 | 5.67996 | 5.8612 | 0.5440 |
| 123 | 5.69081 | 5.8612 | 0.5552 |
| 124 | 5.70155 | 5.8611 | 0.5665 |
| 125 | 5.70822 | 5.8611 | 0.5782 |
| 126 | 5.71717 | 5.8611 | 0.5901 |
| 127 | 5.72624 | 5.8611 | 0.6022 |
| 128 | 5.73302 | 5.8611 | 0.6146 |
| 129 | 5.74002 | 5.8610 | 0.6273 |
| 130 | 5.74714 | 5.8610 | 0.6403 |
| 131 | 5.75290 | 5.8610 | 0.6536 |
| 132 | 5.76046 | 5.8610 | 0.6672 |
| 133 | 5.76554 | 5.8610 | 0.6810 |
| 134 | 5.77228 | 5.8609 | 0.6952 |
| 135 | 5.78151 | 5.8609 | 0.7122 |
| 136 | 5.78663 | 5.8609 | 0.7361 |

| | | | |
|---|---|---|---|
| 137 | 5.79538 | 5.8609 | 0.7605 |
| 138 | 5.80388 | 5.8608 | 0.7855 |
| 139 | 5.81043 | 5.8608 | 0.8110 |
| 140 | 5.81937 | 5.8608 | 0.8371 |
| 141 | 5.82760 | 5.8608 | 0.8638 |
| 142 | 5.83581 | 5.8607 | 0.8911 |
| 143 | 5.84431 | 5.8607 | 0.9191 |
| 144 | 5.85407 | 5.8607 | 0.9476 |
| 145 | 5.86553 | 5.8607 | 0.9769 |
| 146 | 5.87444 | 5.8606 | 1.0067 |
| 147 | 5.88594 | 5.8606 | 1.0373 |
| 148 | 5.89332 | 5.8606 | 1.0686 |
| 149 | 5.90202 | 5.8605 | 1.1006 |
| 150 | 5.90906 | 5.8605 | 1.1333 |
| 151 | 5.91454 | 5.8605 | 1.1668 |
| 152 | 5.92115 | 5.8604 | 1.2010 |
| 153 | 5.92276 | 5.8604 | 1.2361 |
| 154 | 5.92773 | 5.8604 | 1.2719 |
| 155 | 5.92996 | 5.8603 | 1.3086 |
| 156 | 5.93027 | 5.8603 | 1.3461 |
| 157 | 5.93922 | 5.8603 | 1.3845 |
| 158 | 5.94503 | 5.8602 | 1.4238 |
| 159 | 5.95268 | 5.8602 | 1.4641 |
| 160 | 5.95745 | 5.8602 | 1.5052 |
| 161 | 5.96315 | 5.8601 | 1.5474 |
| 162 | 5.96362 | 5.8601 | 1.5905 |
| 163 | 5.96682 | 5.8600 | 1.6346 |
| 164 | 5.96797 | 5.8600 | 1.6798 |
| 165 | 5.96597 | 5.8600 | 1.7260 |
| 166 | 5.96530 | 5.8599 | 1.7734 |
| 167 | 5.96243 | 5.8599 | 1.8218 |
| 168 | 5.95909 | 5.8598 | 1.8714 |
| 169 | 5.96286 | 5.8598 | 1.9222 |
| 170 | 5.96259 | 5.8597 | 1.9742 |
| 171 | 5.96434 | 5.8597 | 2.0275 |
| 172 | 5.96535 | 5.8596 | 2.0820 |
| 173 | 5.96602 | 5.8596 | 2.1378 |
| 174 | 5.96336 | 5.8595 | 2.1950 |

|  |  |  |  |
|---|---|---|---|
| 175 | 5.96234 | 5.8595 | 2.2535 |
| 176 | 5.95940 | 5.8607 | 2.3218 |
| 177 | 5.95516 | 5.8819 | 2.9209 |
| 178 | 5.95184 | 5.8818 | 2.9959 |
| 179 | 5.94390 | 5.8817 | 3.0728 |
| 180 | 5.93980 | 5.8817 | 3.1516 |
| 181 | 5.93670 | 5.8816 | 3.2323 |
| 182 | 5.93167 | 5.8816 | 3.3150 |
| 183 | 5.93008 | 5.8815 | 3.3997 |
| 184 | 5.92773 | 5.8814 | 3.4866 |
| 185 | 5.92211 | 5.8814 | 3.5755 |
| 186 | 5.92004 | 5.8813 | 3.6667 |
| 187 | 5.91774 | 5.8812 | 3.7602 |
| 188 | 5.91349 | 5.8812 | 3.8560 |
| 189 | 5.91029 | 5.8811 | 3.9542 |
| 190 | 5.90751 | 5.8810 | 4.0549 |
| 191 | 5.90374 | 5.8810 | 4.1581 |
| 192 | 5.90178 | 5.8809 | 4.2639 |
| 193 | 5.89648 | 5.8808 | 4.3724 |
| 194 | 5.89288 | 5.8807 | 4.4836 |
| 195 | 5.89108 | 5.8807 | 4.5977 |
| 196 | 5.88766 | 5.8806 | 4.7147 |
| 197 | 5.88380 | 5.8805 | 4.8347 |
| 198 | 5.88046 | 5.8804 | 4.9577 |
| 199 | 5.87752 | 5.8803 | 5.0840 |
| 200 | 5.87403 | 5.8802 | 5.2135 |
| 201 | 5.87094 | 5.8802 | 5.3463 |
| 202 | 5.86605 | 5.8801 | 5.4826 |
| 203 | 5.86315 | 5.8800 | 5.6225 |
| 204 | 5.86055 | 5.8799 | 5.7660 |
| 205 | 5.85602 | 5.8798 | 5.8798 |
| 206 | 5.85172 | 5.8797 | 5.8797 |
| 207 | 5.85054 | 5.8796 | 5.8796 |
| 208 | 5.84460 | 5.8795 | 5.8795 |
| 209 | 5.84256 | 5.8794 | 5.8794 |
| 210 | 5.83932 | 5.8793 | 5.8793 |
| 211 | 5.83428 | 5.8792 | 5.8792 |
| 212 | 5.83166 | 5.8790 | 5.8790 |

| | | | |
|---|---|---|---|
| 213 | 5.82795 | 5.8789 | 5.8789 |
| 214 | 5.82381 | 5.8788 | 5.8788 |
| 215 | 5.82019 | 5.8787 | 5.8787 |
| 216 | 5.81696 | 5.8786 | 5.8786 |
| 217 | 5.81319 | 5.8784 | 5.8784 |
| 218 | 5.80817 | 5.8783 | 5.8783 |
| 219 | 5.80636 | 5.8782 | 5.8782 |
| 220 | 5.80119 | 5.8781 | 5.8781 |
| 221 | 5.79841 | 5.8779 | 5.8779 |
| 222 | 5.79455 | 5.8778 | 5.8778 |
| 223 | 5.79027 | 5.8776 | 5.8776 |
| 224 | 5.78771 | 5.8775 | 5.8775 |
| 225 | 5.78154 | 5.8773 | 5.8773 |
| 226 | 5.77959 | 5.8772 | 5.8772 |
| 227 | 5.77592 | 5.8770 | 5.8770 |
| 228 | 5.76931 | 5.8769 | 5.8769 |
| 229 | 5.76744 | 5.8767 | 5.8767 |
| 230 | 5.76344 | 5.8765 | 5.8765 |
| 231 | 5.75864 | 5.8764 | 5.8764 |
| 232 | 5.75527 | 5.8762 | 5.8762 |
| 233 | 5.75214 | 5.8760 | 5.8760 |
| 234 | 5.74677 | 5.8758 | 5.8758 |
| 235 | 5.74374 | 5.8756 | 5.8756 |
| 236 | 5.73964 | 5.8754 | 5.8754 |
| 237 | 5.73514 | 5.8752 | 5.8752 |
| 238 | 5.73231 | 5.8750 | 5.8750 |
| 239 | 5.72595 | 5.8748 | 5.8748 |
| 240 | 5.72298 | 5.8746 | 5.8746 |
| 241 | 5.71696 | 5.8744 | 5.8744 |
| 242 | 5.70887 | 5.8742 | 5.8742 |
| 243 | 5.70382 | 5.8740 | 5.8740 |
| 244 | 5.69778 | 5.8737 | 5.8737 |
| 245 | 5.69221 | 5.8735 | 5.8735 |
| 246 | 5.68588 | 5.8732 | 5.8732 |
| 247 | 5.68127 | 5.8730 | 5.8730 |
| 248 | 5.67376 | 5.8727 | 5.8727 |
| 249 | 5.66889 | 5.8725 | 5.8725 |
| 250 | 5.66432 | 5.8722 | 5.8722 |

| | | | |
|---|---|---|---|
| 251 | 5.65774 | 5.8719 | 5.8719 |
| 252 | 5.65359 | 5.8716 | 5.8716 |
| 253 | 5.64851 | 5.8713 | 5.8713 |
| 254 | 5.64248 | 5.8710 | 5.8710 |
| 255 | 5.63921 | 5.8707 | 5.8707 |
| 256 | 5.63488 | 5.8704 | 5.8704 |
| 257 | 5.62908 | 5.8701 | 5.8701 |
| 258 | 5.6253 | 5.8697 | 5.8697 |
| 259 | 5.62187 | 5.8694 | 5.8694 |
| 260 | 5.61681 | 5.8690 | 5.8690 |
| 261 | 5.6129 | 5.8686 | 5.8686 |
| 262 | 5.60948 | 5.8683 | 5.8683 |
| 263 | 5.60532 | 5.8679 | 5.8679 |
| 264 | 5.60291 | 5.8675 | 5.8675 |
| 265 | 5.59764 | 5.8670 | 5.8670 |
| 266 | 5.59408 | 5.8666 | 5.8666 |
| 267 | 5.59227 | 5.8662 | 5.8662 |
| 268 | 5.58912 | 5.8657 | 5.8657 |
| 269 | 5.58572 | 5.8652 | 5.8652 |
| 270 | 5.58293 | 5.8647 | 5.8647 |
| 271 | 5.58064 | 5.8642 | 5.8642 |
| 272 | 5.57801 | 5.8637 | 5.8637 |
| 273 | 5.5759 | 5.8632 | 5.8632 |
| 274 | 5.57228 | 5.8626 | 5.8626 |
| 275 | 5.57058 | 5.8621 | 5.8621 |
| 276 | 5.56933 | 5.8615 | 5.8615 |
| 277 | 5.56649 | 5.8609 | 5.8609 |
| 278 | 5.5643 | 5.8602 | 5.8602 |
| 279 | 5.56389 | 5.8596 | 5.8596 |
| 280 | 5.56103 | 5.8589 | 5.8589 |
| 281 | 5.56047 | 5.8582 | 5.8582 |
| 282 | 5.55913 | 5.8574 | 5.8574 |
| 283 | 5.55751 | 5.8567 | 5.8567 |
| 284 | 5.55771 | 5.8559 | 5.8559 |
| 285 | 5.55463 | 5.8550 | 5.8550 |
| 286 | 5.55514 | 5.8542 | 5.8542 |
| 287 | 5.55487 | 5.8533 | 5.8533 |
| 288 | 5.55304 | 5.8524 | 5.8524 |

| | | | |
|---|---|---|---|
| 289 | 5.55348 | 5.8514 | 5.8514 |
| 290 | 5.55191 | 5.8504 | 5.8504 |
| 291 | 5.55302 | 5.8493 | 5.8493 |
| 292 | 5.55254 | 5.8482 | 5.8482 |
| 293 | 5.55391 | 5.8471 | 5.8471 |
| 294 | 5.55198 | 5.8459 | 5.8459 |
| 295 | 5.55358 | 5.8446 | 5.8446 |
| 296 | 5.55449 | 5.8433 | 5.8433 |
| 297 | 5.55379 | 5.8419 | 5.8419 |
| 298 | 5.55535 | 5.8404 | 5.8404 |
| 299 | 5.55621 | 5.8389 | 5.8389 |
| 300 | 5.55602 | 5.8372 | 5.8372 |
| 301 | 5.55361 | 5.8355 | 5.8355 |
| 302 | 5.54748 | 5.8337 | 5.8337 |
| 303 | 5.54429 | 5.8318 | 5.8318 |
| 304 | 5.54109 | 5.8298 | 5.8298 |
| 305 | 5.53826 | 5.8276 | 5.8276 |
| 306 | 5.53349 | 5.8253 | 5.8253 |
| 307 | 5.53103 | 5.8229 | 5.8229 |
| 308 | 5.52773 | 5.8203 | 5.8203 |
| 309 | 5.5242 | 5.8175 | 5.8175 |
| 310 | 5.52238 | 5.8145 | 5.8145 |
| 311 | 5.51741 | 5.8113 | 5.8113 |
| 312 | 5.51604 | 5.8079 | 5.8079 |
| 313 | 5.51377 | 5.8042 | 5.8042 |
| 314 | 5.50965 | 5.8002 | 5.8002 |
| 315 | 5.50825 | 5.7959 | 5.7959 |
| 316 | 5.50606 | 5.7911 | 5.7911 |
| 317 | 5.50437 | 5.7859 | 5.7859 |
| 318 | 5.50197 | 5.7803 | 5.7803 |
| 319 | 5.50132 | 5.7740 | 5.7740 |
| 320 | 5.49789 | 5.7670 | 5.7670 |
| 321 | 5.49677 | 5.7593 | 5.7593 |
| 322 | 5.49612 | 5.7506 | 5.7506 |
| 323 | 5.49352 | 5.7409 | 5.7409 |
| 324 | 5.49316 | 5.7297 | 5.7297 |
| 325 | 5.49206 | 5.7170 | 5.7170 |
| 326 | 5.49027 | 5.7023 | 5.7023 |

| | | | |
|---|---|---|---|
| 327 | 5.49029 | 5.7022 | 5.7022 |
| 328 | 5.48957 | 5.7024 | 5.7024 |
| 329 | 5.48857 | 5.7023 | 5.7023 |
| 330 | 5.48812 | 5.7024 | 5.7024 |
| 331 | 5.4882 | 5.7024 | 5.7024 |
| 332 | 5.488 | 5.7025 | 5.7025 |
| 333 | 5.48834 | 5.7024 | 5.7024 |
| 334 | 5.48714 | 5.7025 | 5.7025 |
| 335 | 5.48774 | 5.7027 | 5.7027 |
| 336 | 5.48888 | 5.7025 | 5.7025 |
| 337 | 5.48849 | 5.7030 | 5.7030 |
| 338 | 5.48819 | 5.7031 | 5.7031 |
| 339 | 5.49096 | 5.7030 | 5.7030 |
| 340 | 5.48968 | 5.7040 | 5.7040 |
| 341 | 5.49184 | 5.7040 | 5.7040 |
| 342 | 5.49336 | 5.7074 | 5.7074 |
| 343 | 5.49329 | 6.2305 | 6.2305 |

GSAA 2005-1 CUSIPs

| Class | CUSIP |
|---|---|
| AV1 | 36242D SP 9 |
| AV2 | 36242D SY 0 |
| AF2 | 36242D SQ 7 |
| AF3 | 36242D SR 5 |
| AF4 | 36242D SS 3 |
| AF5 | 36242D ST 1 |
| M1 | 36242D SU 8 |
| M2 | 36242D SV 6 |
| B1 | 36242D SW 4 |
| B2 | 36242D SX 2 |

Disclaimer:

This material has been prepared specifically for you and contains indicative terms only. All material contained herein, including proposed terms and conditions are for discussion purposes only. Finalized terms and conditions are subject to further discussion and negotiation. Goldman Sachs does not provide accounting, tax or legal advice; such matters should be discussed with your advisors and or counsel. In addition, we mutually agree that, subject to applicable law, you may disclose any and all aspects of this material that are necessary to support any U.S. federal income tax benefits, without Goldman Sachs imposing any limitation of any kind.

# $505,762,000
## (Approximate)
# GSAA Home Equity Trust 2005-1
# GS Mortgage Securities Corp., Depositor
## Asset-Backed Certificates

### *Overview of the Offered Certificates*

| Certificates | Approximate Initial Principal Balance [1][2] | Certificate Type | Credit Support[3] | Initial Pass-Through Rate [4] | Average Life (yrs)[5] | Principal Payment Window [5][6] | Ratings Moody's/S&P |
|---|---|---|---|---|---|---|---|
| AV-1 | $185,042,000 | Sr | 10.00% | LIBOR + [ ]% | 1.00 | 02/05 - 01/07 | Aaa/AAA |
| AF-2 | $124,208,000 | Sr | 10.00% | [ ]% | 3.00 | 01/07 - 06/09 | Aaa/AAA |
| AF-3 | $33,023,000 | Sr | 10.00% | [ ]% | 5.00 | 06/09 - 10/10 | Aaa/AAA |
| AF-4 | $76,609,000 | Sr | 10.00% | [ ]% | 8.47 | 10/10 - 09/14 | Aaa/AAA |
| AF-5 | $46,543,000 | Sr | 10.00% | [ ]% | 6.75 | 02/08 - 09/14 | Aaa/AAA |
| M-1 | $16,549,000 | Mez | 6.80% | [ ]% | 6.36 | 02/08 - 09/14 | Aa2/AA+ |
| M-2 | $12,411,000 | Mez | 4.40% | [ ]% | 6.36 | 02/08 - 09/14 | A2/AA |
| B-1 | $6,206,000 | Sub | 3.20% | [ ]% | 6.36 | 02/08 - 09/14 | Baa2/A |
| B-2 | $5,171,000 | Sub | 2.20% | [ ]% | 6.34 | 02/08 - 09/14 | Baa3/BBB+ |
| Total | $505,762,000 | | | | | | |

### *Overview of the Non-offered Certificates*

| Certificates | Approximate Initial Principal Balance [1][2] | Certificate Type | Credit Support[3] | Initial Pass-Through Rate [4] | Average Life (yrs)[5] | Principal Payment Window [5][6] | Ratings Moody's/S&P |
|---|---|---|---|---|---|---|---|
| B-3 | $5,172,000 | Sub | 1.20% | [ ]% | N/A | N/A | N/A |

(1) The initial aggregate principal balance of the Certificates will be subject to an upward or downward variance of no more than approximately 5%.
(2) The principal balance of the Certificates is calculated using the scheduled principal balance of the Mortgage Loans as of the Statistical Calculation Date rolled 1 month forward at 5% CPR.
(3) Fully funded Overcollateralization of approximately 1.20%
(4) See the "Structure of the Certificates" section of this term sheet for more information on the Pass-Through Rates of the Certificates.
(5) Assuming payment based on the pricing speeds outlined in "Key Terms – Pricing Prepayment Assumption" and to a 10% Optional Clean-up Call on the Certificates.
(6) The Final Scheduled Distribution Date for the Certificates is the Distribution Date in November 2034.

### *Selected Mortgage Pool Data* [7]

| | Aggregate |
|---|---|
| Scheduled Principal Balance: | $519,897,003 |
| Number of Mortgage Loans: | 2,907 |
| Average Scheduled Principal Balance: | $178,843 |
| Weighted Average Gross Coupon: | 6.367% |
| Weighted Average Net Coupon[8]: | 5.862% |
| Weighted Average FICO Score: | 667 |
| Weighted Average Original LTV Ratio: | 69.49% |
| Weighted Average Std. Remaining Term (Months): | 314 |
| Weighted Average Seasoning (Months): | 3 |

(7) All percentages calculated herein are percentages of scheduled principal balances as of the Statistical Calculation Date.
(8) The Weighted Average Net Coupon is equivalent to the Weighted Average Gross Coupon less the Servicing Fee and the Trustee Fee.

## *Features of the Transaction*

- The mortgage loans in the transaction consist of Alt-A type, fixed rate, first lien, residential mortgage loans (the "Mortgage Loans") originated by Wells Fargo Bank, N.A. ("Wells Fargo").
- Credit support for the Certificates will be provided through a senior/subordinate structure, fully funded overcollaterization of approximately 1.20%, excess spread and mortgage insurance.
- The Mortgage Loans will be serviced by Wells Fargo Home Mortgage ("WFHM").
- None of the Mortgage Loans are classified as (a) "high cost" loans under the Home Ownership and Equity Protection Act of 1994, as amended or (b) "high cost" loans under any other applicable state, federal or local law.
- None of the Mortgage Loans secured by a property in the state of Georgia were originated between October 1, 2002 and March 7, 2003.
- The transaction will be modeled on INTEX as GSAA0501 and on Bloomberg as GSAA 2005-1.
- The Offered Certificates will be registered under a registration statement filed with the Securities and Exchange Commission.

## *Time Table*

**Expected Closing Date:** On or before January 28, 2005

**Cut-off Date:** January 1, 2005

**Statistical Calculation Date:** December 1, 2004

**Expected Pricing Date:** On or before January 12, 2005

**First Distribution Date:** February 25, 2005

## *Key Terms*

**Offered Certificates:** Class AV-1, AF-2, AF-3, AF-4, AF-5, M-1, M-2, B-1 and B-2 Certificates

**Non-offered Certificates:** Class B-3 Certificates

**Class A Certificates:** Class AV-1, AF-2, AF-3, AF-4, and AF-5 Certificates

**Fixed Rate Certificates:** Class AF-2, AF-3, AF-4, AF-5, M-1, M-2, B-1, B-2 and B-3 Certificates

**Variable Rate Certificates:** Class AV-1 Certificates

**Subordinate Certificates:** Class M-1, M-2, B-1, B-2 and B-3 Certificates

**Class AF-5 Certificates:** The Class AF-5 Certificates will be "lock-out" certificates. The Class AF-5 Certificates generally will not receive any portion of principal payment until the February 2008 distribution Date. Thereafter, they will receive an increasing percentage of their *pro-rata* share of principal payable to the Certificates based on a schedule

**Depositor:** GS Mortgage Securities Corp.

**Manager:** Goldman, Sachs & Co.

**Servicer:** Wells Fargo Home Mortgage

| | |
|---|---|
| **Trustee:** | Deutsche Bank National Trust Company |
| **Servicing Fee:** | 50 bps |
| **Trustee Fee:** | 0.50 bps |
| **Distribution Date:** | 25th day of the month or the following business day |
| **Record Date:** | For any Distribution Date, the last business day of the Interest Accrual Period |
| **Delay Days:** | 24 days for the Fixed Rate Certificates<br>0 day delay on the Variable Rate Certificates |
| **Day Count:** | 30/360 basis on the Fixed Rate Certificates and actual/360 basis on the Variable Rate Certificates |
| **Interest Accrual Period:** | For the Fixed Rate Certificates, the calendar month immediately preceding the then current Distribution Date. For the Variable Rate Certificates, from the prior Distribution Date to the day prior to the current Distribution Date except for the initial accrual period for which interest will accrue from the Closing Date |
| **Pricing Prepayment Assumption:** | CPR starting at 10% CPR in the loan's first month, increasing to 20% CPR in month 12 (a 0.909% increase per month), and remaining at 20% CPR thereafter |
| **Due Period:** | For the Mortgage Loans, the period commencing on the second day of the calendar month preceding the month in which the Distribution Date occurs and ending on the first day of the calendar month in which Distribution Date occurs |
| **Mortgage Loans:** | The trust will consist of Alt-A type, fixed rate, first lien residential mortgage loans with an approximate, scheduled principal balance of $519,897,003 as of the Statistical Calculation Date |
| **Servicer Advancing:** | Yes as to principal and interest, subject to recoverability |
| **Excess Spread:** | The initial weighted average net coupon of the mortgage pool will be greater than the interest payments on the Certificates, resulting in excess cash flow calculated in the following manner based on the collateral as of the Statistical Calculation Date rolled 1 month forward at 5% CPR. |

| | |
|---|---|
| Initial Gross WAC (1): | 6.3665% |
| Less Fees & Expenses (2): | 0.5050% |
| Net WAC (1): | 5.8615% |
| Less Initial Certificate Coupon (Approx.)(1)(3): | 4.0277% |
| Initial Excess Spread (1): | 1.8338% |

(1) This amount will vary on each distribution date based on changes to the weighted average interest rate on the Mortgage Loans as well as any changes in day count.

(2) Includes the Servicing Fee and Trustee Fee.

(3) Assumes 1-month LIBOR equal to 2.50925%, initial marketing spreads and a 30-day month. This amount will vary on each distribution date based on changes to the weighted average Pass-Through Rates on the Certificates as well as any changes in day count.

| | |
|---|---|
| **Compensating Interest:** | The Servicer shall provide compensating interest equal to the lesser of (A) the aggregate of the prepayment interest shortfalls on the Mortgage Loans resulting from voluntary principal prepayments on the Mortgage Loans during the month prior to the month in which the related Distribution Date occurs and (B) one-half of the aggregate Servicing Fee received by the Servicer for that Distribution Date |

| | |
|---|---|
| **Optional Clean-up Call:** | The transaction has a 10% optional clean-up call |
| **Rating Agencies:** | Moody's Investors Service and Standard & Poor's Ratings Group |
| **Minimum Denomination:** | $50,000 with regard to each of the Offered Certificates |
| **Legal Investment:** | It is anticipated that the Class A and Class M-1 Certificates will be SMMEA eligible |
| **ERISA Eligible:** | Underwriter's exemption is expected to apply to all Offered Certificates. However, prospective purchasers should consult their own counsel |

**Tax Treatment:** The Offered Certificates represent REMIC regular interests and, to a limited extent, interests in certain basis risk interest carryover payments pursuant to the payment priorities in the transaction, which interest in certain basis risk interest carryover payments will be treated for tax purposes as an interest rate cap contract

**Prospectus:** The Offered Certificates will be offered pursuant to a prospectus supplemented by a prospectus supplement (together, the "Prospectus"). Complete information with respect to the Offered Certificates and the collateral securing them will be contained in the Prospectus. The information herein is qualified in its entirety by the information appearing in the Prospectus. To the extent that the information herein is inconsistent with the Prospectus, the Prospectus shall govern in all respects. Sales of the Offered Certificates may not be consummated unless the purchaser has received the Prospectus

PLEASE SEE "RISK FACTORS" IN THE PROSPECTUS FOR A DESCRIPTION OF INFORMATION THAT SHOULD BE CONSIDERED IN CONNECTION WITH AN INVESTMENT IN THE OFFERED CERTIFICATES

## Structure of the Certificates

### Description of Principal and Interest Distributions

Principal will be paid as described in the "Principal Distributions on the Offered Certificates" section of this term sheet. Prior to the Step-Down Date, or so long as a Trigger Event is in effect, principal will be paid to the Offered Certificates as described herein. On or after the Step-Down Date, so long as no Trigger Event is in effect, the Offered Certificates will be paid, in order of seniority, principal only to the extent necessary to maintain their credit enhancement target. Excess interest will be available to maintain the overcollateralization (which is one component of the credit support available to the Certificateholders).

Interest on the Variable Rate Certificates will be paid monthly at a rate of one-month LIBOR plus a margin, subject to the WAC Cap as described below. Interest on the Fixed Rate Certificates will be paid monthly at a specified rate, subject to the WAC Cap as described below. Interest on the Class AF-4 Certificates, the Class AF-5 Certificates and the Subordinate Certificates will be paid monthly at a specified rate that will step up after the Optional Clean-up Call is first exercisable, subject to the WAC Cap as described below. The interest paid to each class of Offered and Non-Offered Certificates will be reduced by their allocable share of prepayment interest shortfalls not covered by compensating interest and shortfalls resulting from the application of Servicemembers Civil Relief Act (or any similar state statute) allocated to such class. Any reductions in the Pass-Through Rate on the Offered and Non-Offered Certificates attributable to the WAC Cap will be carried forward with interest at the applicable Pass-Through Rate as described below and will be payable after payment of all required principal payments on such future Distribution Dates. Such carry forward will not be paid back after the certificate principal balance of the applicable class has been reduced to zero.

### Definitions

***Credit Enhancement.*** The Offered Certificates are credit enhanced by (1) the Net Monthly Excess Cash Flow from the Mortgage Loans, (2) approximately 1.20% overcollateralization (funded upfront) (after the Step-Down Date, so long as a Trigger Event is not in effect, the required overcollateralization will equal 2.40% of the aggregate scheduled principal balance of the Mortgage Loans as of the last day of the related Due Period, subject to a floor equal to 0.50% of the aggregate initial balance of the Mortgage Loans as of the Cut-off Date), and (3) subordination of distributions on the more subordinate classes of certificates to the required distributions on the more senior classes of certificates.

***Mortgage Insurance.*** As of the Statistical Calculation Date substantially all of the Mortgage Loans with LTVs greater than 80% are covered by borrower paid mortgage insurance.

***Credit Enhancement Percentage Before Step-Down.*** For any Distribution Date, the percentage obtained by dividing (x) the aggregate certificate principal balance of the subordinate certificates (including any overcollateralization and taking into account the distributions of the Principal Distribution Amount for such Distribution Date) by (y) the aggregate scheduled principal balance of the Mortgage Loans as of the last day of the related Due Period.

***Step-Down Date.*** The earlier of (A) the date on which the principal balance of the Class A Certificates has been reduced to zero and (B) the later to occur of:

(x) the Distribution Date occurring in February 2008; and

(y) the first Distribution Date on which the Credit Enhancement Percentage for the Class A Certificates is greater than or equal to 20.00%.

| Class | Initial Credit Enhancement Percentage | Step-Down Credit Enhancement Percentage |
|---|---|---|
| A | 10.00% | 20.00% |
| M-1 | 6.80% | 13.60% |
| M-2 | 4.40% | 8.80% |
| B-1 | 3.20% | 6.40% |
| B-2 | 2.20% | 4.40% |
| B-3 | 1.20% | 2.40% |

***Trigger Event.*** A Trigger Event is in effect on any Distribution Date if (i) on that Distribution Date the 60 Day+ Rolling Average equals or exceeds 30% of the prior period's Credit Enhancement Percentage to be specified in the Prospectus (the 60 Day+ Rolling Average will equal the rolling three month average percentage of Mortgage Loans that are 60 or more days delinquent, including loans in foreclosure and REO and Mortgage Loans where the mortgagor has filed for bankruptcy) or (ii) during such period, the aggregate amount of realized losses incurred since the Cut-off Date through the last day of the related prepayment period divided by the aggregate scheduled principal balance of the Mortgage Loans as of the Cut-off Date (the "Cumulative Realized Loss Percentage") exceeds the amounts set forth below:

| Distribution Date | Cumulative Realized Loss Percentage: |
|---|---|
| February 2008 – January 2009 | 0.75% for the first month, plus an additional 1/12th of 0.250% for each month thereafter (e.g., approximately 0.771% in March 2008) |
| February 2009 – January 2010 | 1.00%for the first month, plus an additional 1/12th of 0.250% for each month thereafter (e.g., approximately 1.021% in March 2009) |
| February 2010 – January 2011 | 1.25% for the first month, plus an additional 1/12th of 0.050% for each month thereafter (e.g., approximately 1.254% in March 2010) |
| February 2011 and thereafter | 1.30% |

***Step-Up Coupons.*** If the Optional Clean-up Call is not exercised on the date it is first exercisable, the Pass-Through Rate on the Class AF-4, Class AF-5 and each class of Subordinate Certificates will increase by 0.50% per annum.

***Class AV-1 Pass-Through Rate.*** The Class AV-1Certificates will accrue interest at a variable rate equal to the lesser of (i) one-month LIBOR plus [ ]% and (ii) the WAC Cap calculated on an actual/360 basis.

***Class AF-2 Pass-Through Rate.*** The Class AF-2 Certificates will accrue interest at a per annum interest rate equal to the lesser of (i) [ ]% and (ii) the WAC Cap.

***Class AF-3 Pass-Through Rate.*** The Class AF-3 Certificates will accrue interest at a per annum interest rate equal to the lesser of (i) [ ]% and (ii) the WAC Cap.

***Class AF-4 Pass-Through Rate.*** The Class AF-4 Certificates will accrue interest at a per annum interest rate equal to the lesser of (i) [ ]% (plus 0.50% after the first Distribution Date on which the Optional Clean-up Call is exercisable) and (ii) the WAC Cap.

***Class AF-5 Pass-Through Rate.*** The Class AF-5 Certificates will accrue interest at a per annum interest rate equal to the lesser of (i) [ ]% (plus 0.50% after the first Distribution Date on which the Optional Clean-up Call is exercisable) and (ii) the WAC Cap.

***Class M-1 Pass-Through Rate.*** The Class M-1 Certificates will accrue interest at a per annum interest rate equal to the lesser of (i) [ ]% (plus 0.50% after the first Distribution Date on which the Optional Clean-up Call is exercisable) and (ii) the WAC Cap.

***Class M-2 Pass-Through Rate.*** The Class M-2 Certificates will accrue interest at a per annum interest rate equal to the lesser of (i) [ ]% (plus 0.50% after the first Distribution Date on which the Optional Clean-up Call is exercisable) and (ii) the WAC Cap.

***Class B-1 Pass-Through Rate.*** The Class B-1 Certificates will accrue interest at a per annum interest rate equal to the lesser of (i) [ ]% (plus 0.50% after the first Distribution Date on which the Optional Clean-up Call is exercisable) and (ii) the WAC Cap.

***Class B-2 Pass-Through Rate.*** The Class B-2 Certificates will accrue interest at a per annum interest rate equal to the lesser of (i) [ ]% (plus 0.50% after the first Distribution Date on which the Optional Clean-up Call is exercisable) and (ii) the WAC Cap.

***Class B-3 Pass-Through Rate.*** The Class B-3 Certificates will accrue interest at a per annum interest rate equal to the lesser of (i) [ ]% (plus 0.50% after the first Distribution Date on which the Optional Clean-up Call is exercisable) and (ii) the WAC Cap.

***WAC Cap.*** As to any Distribution Date, a per annum rate equal to the weighted average gross rate of the Mortgage Loans in effect on the beginning of the related Due Period less the Trustee Fee and the Servicing Fee.

***Class A Basis Risk Carry Forward Amount.*** As to any Distribution Date where the pass-through rate for such related Certificates is limited by the WAC Cap, the supplemental interest amount for the Class A Certificates will equal the sum of: (i) the excess, if any, that the related class of Class A Certificates, as applicable, would otherwise be due at the related Pass-Through Rate (without regard to the WAC Cap) over interest due on such class of Class A Certificates at a rate equal to the WAC Cap (in the case of the Class AV-1 Certificates, calculated on an actual/360 basis); (ii) any Basis Risk Carry Forward Amount for such class of Class A Certificates, as applicable, remaining unpaid from prior Distribution Dates, and (iii) interest on the amount in clause (ii) at the related Pass-Through Rate for such class of Class A Certificates (without regard to the WAC Cap).

***Class M-1, M-2, B-1, B-2 and B-3 Basis Risk Carry Forward Amounts.*** As to any Distribution Date where the pass-through rate for such related Certificates is limited by the WAC Cap, the supplemental interest amount for each of the Class M-1, M-2, B-1, B-2 and B-3 Certificates will equal the sum of (i) the excess, if any, of interest that would otherwise be due on such class of certificates at such certificates' applicable Pass-Through Rate (without regard to the WAC Cap) over interest due on such class of certificates at a rate equal to the WAC Cap, (ii) any Basis Risk Carry Forward Amount for such class remaining unpaid for such certificate from prior Distribution Dates, and (iii) interest on the amount in clause (ii) at the certificates' applicable Pass-Through Rate (without regard to the WAC Cap).

***Accrued Certificate Interest.*** For each class of Certificate on any Distribution Date, the amount of interest accrued during the related Interest Accrual Period on the related class certificate balance immediately prior to such Distribution Date at the related Pass-Through Rate as reduced by that class's share of net prepayment interest shortfalls and any shortfalls resulting from the application of the Servicemembers Civil Relief Act or any similar state statutes.

***Interest Remittance Amount on the Offered Certificates.*** For any Distribution Date, the portion of funds available for distribution on such Distribution Date attributable to interest received or advanced on the Mortgage Loans less the Servicing Fee and the Trustee Fee.

***Principal Remittance Amount.*** On any Distribution Date, the sum of:

(i) all scheduled payments of principal due during the related Due Period and received by the Servicer on or prior to the related determination date or advanced by the Servicer on the related Servicer remittance date,

(ii) the principal portion of all partial and full prepayments received during the month prior to the month during which such Distribution Date occurs,

(iii) the principal portion of all net liquidation proceeds, net condemnation proceeds and net insurance proceeds received during the month prior to the month during which such Distribution Date occurs,

(iv) the principal portion of the repurchase price for any repurchased Mortgage Loans, the repurchase obligation for which arose during the month prior to the month during which such Distribution Date occurs and that were repurchased during the period from the prior Distribution Date through the Servicer remittance date prior to such Distribution Date,

(v) the principal portion of substitution adjustments received in connection with the substitution of a Mortgage Loan as of such Distribution Date, and

(vi) the principal portion of the termination price if the Optional Clean-Up Call is exercised.

***Principal Distribution Amount.*** On any Distribution Date, the sum of (i) the Basic Principal Distribution Amount and (ii) the Extra Principal Distribution Amount.

***Basic Principal Distribution Amount.*** On any Distribution Date, the excess of (i) the aggregate Principal Remittance Amount over (ii) the Excess Subordinated Amount, if any.

***Extra Principal Distribution Amount.*** For any Distribution Date, the lesser of (i) the excess of (x) interest collected or advanced on the Mortgage Loans for each Distribution Date (less the Servicing Fee and the Trustee Fee) and available for distribution during the related due period, over (y) the sum of interest payable on the Offered Certificates on such Distribution Date and (ii) the overcollateralization deficiency amount for such Distribution Date.

***Net Monthly Excess Cashflow.*** For any Distribution Date is the amount of available funds for such Distribution Date remaining after making all payments of interest and principal to the certificates from the Interest Remittance Amount and Principal Remittance Amount, respectively.

***Excess Subordinated Amount.*** For any Distribution Date, means the excess, if any of (i) the actual overcollateralization, over (ii) the required overcollateralization for such Distribution Date.

**Class A Principal Distribution Amount.** An amount equal to the excess of (x) the aggregate certificate principal balance of the Class A Certificates immediately prior to such Distribution Date over (y) the lesser of (A) the product of (1) approximately 80.00% and (2) the aggregate scheduled principal balance of the Mortgage Loans for such Distribution Date and (B) the aggregate scheduled principal balance of the Mortgage Loans for such Distribution Date minus 0.50% of the aggregate scheduled principal balance of the Mortgage Loans as of the Cut-off Date.

***Class AF-5 Calculation Percentage.*** For any Distribution Date will be the fraction, expressed as a percentage, the numerator of which is the certificate principal balance of the Class AF-5 Certificates and the denominator of which is the aggregate certificate principal balance of the Class A Certificates, in each case before giving effect to distributions of principal on that Distribution Date.

***Class AF-5 Lockout Distribution Amount:*** For any Distribution Date will be an amount equal to the product of (i) the Class AF-5 Calculation Percentage for that Distribution Date, (ii) the Class AF-5 Lockout Percentage for that Distribution Date and (iii) the principal allocable to the Class A Certificates for that Distribution Date. In no event shall the Class AF-5 Lockout Distribution Amount exceed the outstanding certificate principal balance for the Class AF-5 Certificates or the Class A Principal Distribution Amount for the applicable Distribution Date.

***Class AF-5 Lockout Percentage:*** For each Distribution Date will be as follows:

| Distribution Date (Months) | Lockout Percentage |
|---|---|
| 1 to 36 | 0% |
| 37 to 60 | 45% |
| 61 to 72 | 80% |
| 73 to 84 | 100% |
| 85 and thereafter | 300% |

***Class M-1 Principal Distribution Amount.*** An amount equal to the excess of: (x) the sum of: (A) the aggregate certificate principal balance of the Class A Certificates (after taking into account any payment of the Class A Principal Distribution Amount on such Distribution Date) and (B) the certificate principal balance of the Class M-1 Certificates immediately prior to such Distribution Date, over (y) the lesser of: (A) the product of (i) approximately 86.40% and (ii) the aggregate scheduled principal balance of the Mortgage Loans for such Distribution Date, and (B) the excess, if any, of the aggregate scheduled principal balance of the Mortgage Loans for such Distribution Date over 0.50% of the aggregate scheduled principal balance of the Mortgage Loans as of the Cut-off Date.

***Class M-2 Principal Distribution Amount.*** An amount equal to the excess of: (x) the sum of: (A) the aggregate certificate principal balance of the Class A Certificates (after taking into account any payment of the Class A Principal Distribution Amount on such Distribution Date), (B) the certificate principal balance of the Class M-1 Certificates (after taking into account any payment of the Class M-1 Principal Distribution Amount on such Distribution Date), and (C) the certificate principal balance of the Class M-2 Certificates immediately prior to such Distribution Date, over (y) the lesser of: (A) the product of (i) approximately 91.20% and (ii) the aggregate scheduled principal balance of the Mortgage Loans for such Distribution Date, and (B) the excess, if any, of the aggregate scheduled principal balance of the Mortgage Loans for such Distribution Date over 0.50% of the aggregate scheduled principal balance of the Mortgage Loans as of the Cut-off Date.

***Class B-1 Principal Distribution Amount.*** An amount equal to the excess of: (x) the sum of: (A) the aggregate certificate principal balance of the Class A Certificates (after taking into account any payment of the Class A Principal Distribution Amount on such Distribution Date), (B) the certificate principal balance of the Class M-1 Certificates (after taking into account any payment of the Class M-1 Principal Distribution Amount on such Distribution Date), (C) the certificate principal balance of the Class M-2 Certificates (after taking into account any payment of the Class M-2 Principal Distribution Amount on such Distribution Date), and (D) the certificate principal balance of the Class B-1 Certificates immediately prior to such Distribution Date, over (y) the lesser of: (A) the product of (i) approximately 93.60% and (ii) the aggregate scheduled principal balance of the Mortgage Loans for such Distribution Date, and (B) the excess, if any, of the aggregate scheduled principal balance of the Mortgage Loans for such Distribution Date over 0.50% of the aggregate scheduled principal balance of the Mortgage Loans as of the Cut-off Date.

***Class B-2 Principal Distribution Amount.*** An amount equal to the excess of: (x) the sum of: (A) the aggregate certificate principal balance of the Class A Certificates (after taking into account any payment of the Class A Principal Distribution Amount on such Distribution Date), (B) the certificate principal balance of the Class M-1 Certificates (after taking into account any payment of the Class M-1 Principal Distribution Amount on such Distribution Date), (C) the certificate principal balance of the Class M-2 Certificates (after taking into account any payment of the Class M-2 Principal Distribution Amount on such Distribution Date), (D) the certificate principal balance of the Class B-1 Certificates (after taking into account any payment of the Class B-1 Principal Distribution Amount on such Distribution Date), and (E) the certificate principal balance of the Class B-2 Certificates immediately prior to such Distribution Date, over (y) the lesser of: (A) the product of (i) approximately 95.60% and (ii) the aggregate scheduled principal balance of the Mortgage Loans for such Distribution Date, and (B) the excess, if any, of the aggregate scheduled principal balance of the Mortgage Loans for such Distribution Date over 0.50% of the aggregate scheduled principal balance of the Mortgage Loans as of the Cut-off Date.

***Class B-3 Principal Distribution Amount.*** An amount equal to the excess of: (x) the sum of: (A) the aggregate certificate principal balance of the Class A Certificates (after taking into account any payment of the Class A Principal Distribution Amount on such Distribution Date), (B) the certificate principal balance of the Class M-1 Certificates (after taking into account any payment of the Class M-1 Principal Distribution Amount on such Distribution Date), (C) the certificate principal balance of the Class M-2 Certificates (after taking into account any payment of the Class M-2 Principal Distribution Amount on such Distribution Date), (D) the certificate principal balance of the Class B-1 Certificates (after taking into account any payment of the Class B-1 Principal Distribution Amount on such Distribution Date), and (E) the certificate principal balance of the Class B-2 Certificates (after taking into account any payment of the Class B-2 Principal Distribution Amount on such Distribution Date), and (F) the certificate principal balance of the Class B-3 Certificates immediately prior to such Distribution Date, over (y) the lesser of: (A) the product of (i) approximately 97.60% and (ii) the aggregate scheduled principal balance of the Mortgage Loans for such Distribution Date, and (B) the excess, if any, of the aggregate scheduled principal balance of the Mortgage Loans for such Distribution Date over 0.50% of the aggregate scheduled principal balance of the Mortgage Loans as of the Cut-off Date.

***Realized Losses.*** With respect to any defaulted Mortgage Loan that is liquidated, the amount of loss realized equal to the portion of the principal balance remaining unpaid after application of all liquidation proceeds, insurance proceeds and condemnation awards, net of amounts reimbursable to the Servicer for the related advances and the Servicing Fee and the Trustee Fee in respect of such Mortgage Loan.

## Distributions

***Interest Distributions on the Offered Certificates.*** On each Distribution Date, interest distributions from the Interest Remittance Amount will be distributed sequentially as follows:

(i) to the Class A Certificates, pro rata, their respective Accrued Certificate Interest,

(ii) to the Class A Certificates, pro rata, their respective unpaid Accrued Certificate Interest, if any, from prior Distribution Dates,

(iii) to the Class M-1 Certificates, their Accrued Certificate Interest,

(iv) to the Class M-2 Certificates, their Accrued Certificate Interest,

(v) to the Class B-1 Certificates, their Accrued Certificate Interest,

(vi) to the Class B-2 Certificates, their Accrued Certificate Interest, and

(vii) to the Class B-3 Certificates, their Accrued Certificate Interest.

***Principal Distributions on the Offered Certificates***. On each Distribution Date (a) prior to the Step-Down Date or (b) on which a Trigger Event is in effect, principal distributions from the Principal Distribution Amount will be allocated as follows:

(a) Sequentially,

   (i) to the Class AF-5 Certificates, an amount equal to the Class AF-5 Lockout Distribution Amount, and

   (ii) sequentially, to the Class AV-1, AF-2, AF-3, AF-4, and AF-5 Certificates, in that order, until their respective certificate principal balances have been reduced to zero;

(b) the portion of the available Principal Distribution Amount remaining after making the distributions described above in paragraph (a) will be distributed sequentially in the following order of priority:

   (i) to the Class M-1 Certificates, until their certificate principal balance has been reduced to zero,

   (ii) to the Class M-2 Certificates, until their certificate principal balance has been reduced to zero,

   (iii) to the Class B-1 Certificates, until their certificate principal balance has been reduced to zero,

   (iv) to the Class B-2 Certificates, until their certificate principal balance has been reduced to zero, and

   (v) to the Class B-3 Certificates, until their certificate principal balance has been reduced to zero.

On each Distribution Date (a) on or after the Step-Down Date and (b) on which a Trigger Event is not in effect, the principal distributions from the Principal Distribution Amount will be distributed sequentially as follows:

(a) To the Class A Certificates, the lesser of the Principal Distribution Amount and the Class A Principal Distribution Amount, sequentially as follows:

   (i) to the Class AF-5 Certificates, an amount equal to the Class AF-5 Lockout Distribution Amount, and

   (ii) sequentially, to the Class AV-1, AF-2, AF-3, AF-4, and AF-5 Certificates, in that order, until their respective certificate principal balances have been reduced to zero;

(b) the portion of the available Principal Distribution Amount remaining after making the distributions described above in paragraph (a) will be distributed sequentially in the following order of priority:

   (i) to the Class M-1 Certificates, the lesser of the remaining Principal Distribution Amount and the Class M-1 Principal Distribution Amount, until the certificate principal balance thereof has been reduced to zero,

   (ii) to the Class M-2 Certificates, the lesser of the remaining Principal Distribution Amount and the Class M-2 Principal Distribution Amount, until the certificate principal balance thereof has been reduced to zero,

   (iii) to the Class B-1 Certificates, the lesser of the remaining Principal Distribution Amount and the Class B-1 Principal Distribution Amount, until the certificate principal balance thereof has been reduced to zero,

   (iv) to the Class B-2 Certificates, the lesser of the remaining Principal Distribution Amount and the Class B-2 Principal Distribution Amount, until the certificate principal balance thereof has been reduced to zero, and

   (v) to the Class B-3 Certificates, the lesser of the remaining Principal Distribution Amount and the Class B-3 Principal Distribution Amount, until the certificate principal balance thereof has been reduced to zero.

***Allocation of Net Monthly Excess Cashflow.*** For any Distribution Date, any Net Monthly Excess Cashflow shall be distributed sequentially as follows:

(i) to pay the holders of the Offered Certificates in respect of principal and the Extra Principal Distribution Amount (in the order of priority as described above under "Principal Distributions on the Offered Certificates"), until the targeted overcollateralization amount has been achieved,

(ii) to the Class M-1 Certificates, their unpaid interest shortfall amount,

(iii) to the Class M-2 Certificates, their unpaid interest shortfall amount,

(iv) to the Class B-1 Certificates, their unpaid interest shortfall amount,

(v) to the Class B-2 Certificates, their unpaid interest shortfall amount,

(vi) to the Class B-3 Certificates, their unpaid interest shortfall amount,

(vii) concurrently, any Class A Basis Risk Carry Forward Amount to the Class A Certificates pro rata, based on the Class A Basis Risk Carry Forward Amounts payable to each class of the Class A Certificates, and

(viii) sequentially, to Class M-1, M-2, B-1, B-2 and B-3 Certificates, in that order, in each case up to their respective unpaid remaining Basis Risk Carry Forward Amounts.

***Class A Principal Allocation.*** All principal distributions to the Class A Certificates on any Distribution Date will be allocated between the Class A Certificates as described above. From and after the Distribution Date on which the aggregate certificate principal balances of the Class M-1, M-2, B-1, B-2, B-3 Certificates and the overcollateralization have been reduced to zero, any principal distributions allocated to the Class A Certificates are required to be allocated pro rata to the Class A Certificates, based on their respective certificate principal balances.

***Allocation of Realized Losses.*** All Realized Losses on the Mortgage Loans will be allocated sequentially on each Distribution Date in the following order of priority, (i) to the excess cash flow, (ii) in reduction of the overcollateralization amount, and (iii) sequentially, to the Class B-3, B-2, B-1, M-2 and M-1 Certificates, in that order. An allocation of any Realized Losses to a subordinate or mezzanine certificate on any Distribution Date will be made by reducing its certificate principal balance, after taking into account all distributions made on such Distribution Date. Realized Losses will not be allocated to reduce the certificate principal balance of any class of Class A Certificates.

## *Breakeven CDR Table for the Subordinate Certificates*

The assumptions for the breakeven CDR table below are as follows:

- The Pricing Prepayment Assumptions (as defined on page 3 above) are applied
- 1-month Forward LIBOR curves (as of close on January 3, 2005) are used
- 33% loss severity
- 100% advancing
- There is a 6 month lag in recoveries
- Priced to call with collateral losses calculated through the life of the applicable bond
- Certificates are priced as indicated below
- Based on preliminary spreads and balances

| | | First Dollar of Loss | 0% Return |
|---|---|---|---|
| Class M-1 | CDR (%) | 9.56 | 11.05 |
| | Yield (%) | 5.3260 | 0.0462 |
| | WAL (years) | 6.99 | 6.31 |
| Price = 100-00 | Modified Duration | 5.70 | 5.50 |
| | Principal Window | 01/12 - 01/12 | 09/11 - 09/11 |
| | Principal Writedown | $18,377.49 (0.11%) | $5,480,143.36 (33.11%) |
| | Total Collat Loss | $46,402,597.33 (8.97%) | $51,504,007.91 (9.96%) |
| Class M-2 | CDR (%) | 6.56 | 7.68 |
| | Yield (%) | 5.8688 | 0.0100 |
| | WAL (years) | 7.66 | 6.86 |
| Price = 99-11 | Modified Duration | 6.03 | 5.87 |
| | Principal Window | 09/12 - 09/12 | 06/12 - 06/12 |
| | Principal Writedown | $6,847.77 (0.06%) | $4,927,783.22 (39.70%) |
| | Total Collat Loss | $34,695,693.04 (6.71%) | $39,335,147.71 (7.61%) |
| Class B-1 | CDR (%) | 5.26 | 5.80 |
| | Yield (%) | 5.9546 | 0.1395 |
| | WAL (years) | 7.99 | 7.36 |
| Price = 98-11 | Modified Duration | 6.22 | 6.08 |
| | Principal Window | 01/13 - 01/13 | 11/12 - 11/12 |
| | Principal Writedown | $49,130.80 (0.79%) | $2,657,612.06 (42.82%) |
| | Total Collat Loss | $28,940,188.63 (5.60%) | $31,357,246.77 (6.06%) |
| Class B-2 | CDR (%) | 4.27 | 4.73 |
| | Yield (%) | 6.8137 | 0.1004 |
| | WAL (years) | 8.24 | 7.53 |
| Price = 93-17 | Modified Duration | 6.30 | 6.17 |
| | Principal Window | 04/13 - 04/13 | 03/13 - 03/13 |
| | Principal Writedown | $2,576.02 (0.05%) | $2,526,976.13 (48.87%) |
| | Total Collat Loss | $24,217,699.42 (4.68%) | $26,480,008.72 (5.12%) |

## *Selected Mortgage Loan Data*

### The Mortgage Loans – All Collateral [1]

| | |
|---|---|
| Scheduled Principal Balance: | $519,897,003 |
| Number of Mortgage Loans: | 2,907 |
| Average Scheduled Principal Balance: | $178,843 |
| Weighted Average Gross Coupon: | 6.367% |
| Weighted Average Net Coupon[2]: | 5.862% |
| Weighted Average FICO Score: | 667 |
| Weighted Average Original LTV Ratio: | 69.49% |
| Weighted Average Stated Remaining Term (Months): | 314 |
| Weighted Average Seasoning (Months): | 3 |

(1) All percentages calculated herein are percentages of scheduled principal balances as of the Statistical Calculation Date.

(2) The Weighted Average Net Coupon is equivalent to the Weighted Average Gross Coupon less the Servicing Fee and the Trustee Fee.

### Distribution by Current Principal Balance

| Current Principal Balance | Number Of Loans | Principal Balance | Pct. Of Pool By Principal Balance | Weighted Avg. Gross Coupon | Weighted Avg. FICO | Avg. Principal Balance | Weighted Avg. Original LTV | Weighted Avg. Combined LTV | Pct. Full Doc | Pct. Owner Occupied |
|---|---|---|---|---|---|---|---|---|---|---|
| $50,000 & Below | 284 | $10,499,4 6 | 2.02% | 8.106% | 614 | $36,970 | 68.09% | 68.76% | 100.00 % | 82.04% |
| $50,001 - $75,000 | 321 | 20,092,20 | 3.86 | 7.723 | 624 | 62,593 | 74.33 | 75.63 | 100.00 | 91.59 |
| $75,001 - $100,000 | 282 | 24,595,43 | 4.73 | 7.204 | 633 | 87,218 | 70.04 | 70.86 | 99.59 | 94.79 |
| $100,001 - $125,000 | 250 | 28,286,84 | 5.44 | 7.170 | 634 | 113,147 | 73.52 | 75.23 | 100.00 | 97.52 |
| $125,001 - $150,000 | 225 | 31,152,83 | 5.99 | 6.996 | 638 | 138,457 | 71.45 | 73.22 | 100.00 | 96.99 |
| $150,001 - $200,000 | 526 | 92,289,62 | 17.75 | 6.485 | 652 | 175,456 | 69.77 | 70.96 | 100.00 | 97.81 |
| $200,001 - $250,000 | 334 | 75,081,37 | 14.44 | 6.230 | 666 | 224,795 | 70.04 | 71.64 | 99.73 | 97.90 |
| $250,001 - $300,000 | 240 | 66,313,17 | 12.76 | 6.022 | 676 | 276,305 | 69.09 | 69.89 | 99.58 | 97.46 |
| $300,001 - $350,000 | 179 | 58,403,97 | 11.23 | 5.972 | 682 | 326,279 | 69.44 | 70.74 | 98.90 | 96.11 |
| $350,001 - $400,000 | 177 | 67,656,28 | 13.01 | 5.706 | 701 | 382,239 | 66.27 | 69.22 | 100.00 | 99.45 |
| $400,001 - $450,000 | 21 | 9,011,80 | 1.73 | 6.119 | 689 | 429,134 | 66.55 | 67.64 | 100.00 | 100.00 |
| $450,001 - $500,000 | 30 | 14,392,74 | 2.77 | 5.903 | 715 | 479,758 | 70.92 | 71.99 | 100.00 | 100.00 |
| $500,001 - $550,000 | 15 | 7,837,76 | 1.51 | 6.236 | 697 | 522,518 | 70.07 | 72.95 | 100.00 | 93.50 |
| $550,001 - $600,000 | 15 | 8,860,69 | 1.70 | 5.746 | 717 | 590,713 | 63.14 | 68.10 | 100.00 | 100.00 |
| $600,001 - $650,000 | 4 | 2,562,66 | 0.49 | 5.814 | 748 | 640,666 | 60.98 | 67.17 | 100.00 | 100.00 |
| $650,001 - $700,000 | 1 | 650,18 | 0.13 | 5.625 | 700 | 650,188 | 59.36 | 59.36 | 100.00 | 100.00 |
| $700,001 - $750,000 | 2 | 1,452,26 | 0.28 | 5.811 | 677 | 726,130 | 58.73 | 63.45 | 100.00 | 100.00 |
| $750,001 - $800,000 | 1 | 757,66 | 0.15 | 5.875 | 727 | 757,664 | 80.00 | 80.00 | 100.00 | 100.00 |
| Total: | 2,907 | $519,897,00 | 100.00 % | 6.367% | 667 | $178,843 | 69.49% | 71.08% | 99.77% | 97.13% |

## Distribution by Current Rate

| Current Rate | Number Of Loans | Principal Balance | Pct. Of Pool By Principal Balance | Weighted Avg. Gross Coupon | Weighted Avg. FICO | Avg. Principal Balance | Weighted Avg. Original LTV | Weighted Avg. Combined LTV | Pct. Full Doc | Pct. Owner Occupied |
|---|---|---|---|---|---|---|---|---|---|---|
| 5.00% & Below | 141 | $38,839,6 2 | 7.47% | 4.879% | 730 | $275,45 8 | 54.68% | 57.49% | 99.17% | 100.00% |
| 5.01 - 5.50% | 329 | 94,213,56 ( | 18.12 | 5.358 | 726 | 286,363 | 61.35 | 63.60 | 100.00 | 99.38 |
| 5.51 - 6.00% | 421 | 102,219,7 5 | 19.66 | 5.814 | 694 | 242,802 | 67.02 | 69.03 | 99.69 | 98.03 |
| 6.01 - 6.50% | 450 | 85,545,42 ( | 16.45 | 6.336 | 650 | 190,101 | 71.23 | 72.66 | 100.00 | 97.98 |
| 6.51 - 7.00% | 533 | 86,683,12 : | 16.67 | 6.808 | 633 | 162,633 | 74.43 | 75.79 | 99.89 | 96.25 |
| 7.01 - 7.50% | 340 | 46,205,26 ( | 8.89 | 7.289 | 621 | 135,898 | 76.54 | 77.26 | 98.96 | 93.48 |
| 7.51 - 8.00% | 278 | 31,739,16 ! | 6.10 | 7.807 | 615 | 114,170 | 78.94 | 79.52 | 100.00 | 92.59 |
| 8.01% & Above | 415 | 34,451,09 : | 6.63 | 8.843 | 596 | 83,015 | 80.77 | 81.12 | 100.00 | 94.21 |
| **Total:** | **2,907** | **$519,897, 00:** | **100.00%** | **6.367%** | **667** | **$178,84 3** | **69.49%** | **71.08%** | **99.77%** | **97.13%** |

## Distribution by FICO

| Fico | Number Of Loans | Principal Balance | Pct. Of Pool By Principal Balance | Weighted Avg. Gross Coupon | Weighted Avg. FICO | Avg. Principal Balance | Weighted Avg. Original LTV | Weighted Avg. Combined LTV | Pct. Full Doc | Pct. Owner Occupied |
|---|---|---|---|---|---|---|---|---|---|---|
| 780 & Above | 113 | $30,011,5 6! | 5.77% | 5.473% | 790 | $265,589 | 58.98% | 62.45% | 100.00% | 98.29% |
| 760 - 779 | 138 | 35,615,29 : | 6.85 | 5.493 | 769 | 258,082 | 61.61 | 65.00 | 100.00 | 99.04 |
| 740 - 759 | 116 | 30,405,49 ! | 5.85 | 5.566 | 750 | 262,116 | 64.23 | 67.11 | 100.00 | 94.82 |
| 720 - 739 | 134 | 31,402,92 | 6.04 | 5.698 | 730 | 234,350 | 66.95 | 69.70 | 99.35 | 95.60 |
| 700 - 719 | 146 | 37,047,85 ! | 7.13 | 5.664 | 709 | 253,752 | 64.89 | 66.76 | 98.39 | 97.75 |
| 680 - 699 | 232 | 46,710,80 | 8.98 | 5.980 | 689 | 201,340 | 69.97 | 72.49 | 99.31 | 96.01 |
| 660 - 679 | 306 | 57,474,00 | 11.05 | 6.182 | 670 | 187,824 | 72.55 | 74.49 | 100.00 | 97.07 |
| 640 - 659 | 338 | 56,821,07 | 10.93 | 6.584 | 649 | 168,110 | 73.13 | 74.12 | 99.82 | 96.93 |
| 620 - 639 | 338 | 54,385,16 | 10.46 | 6.766 | 629 | 160,903 | 73.18 | 73.78 | 100.00 | 97.68 |
| 600 - 619 | 320 | 47,750,58 ; | 9.18 | 7.042 | 609 | 149,221 | 74.24 | 74.73 | 100.00 | 97.17 |
| 580 - 599 | 265 | 36,981,55 : | 7.11 | 7.160 | 590 | 139,553 | 72.06 | 72.30 | 100.00 | 97.33 |
| 560 - 579 | 289 | 39,740,17 ( | 7.64 | 7.128 | 570 | 137,509 | 71.90 | 72.07 | 100.00 | 97.45 |
| 540 - 559 | 115 | 11,377,76 : | 2.19 | 8.012 | 551 | 98,937 | 68.03 | 68.41 | 100.00 | 96.99 |
| 520 - 539 | 38 | 3,104,85: | 0.60 | 9.439 | 530 | 81,707 | 69.07 | 69.07 | 100.00 | 98.76 |
| N/A | 19 | 1,067,88! | 0.21 | 9.862 | N/A | 56,204 | 67.51 | 67.51 | 100.00 | 100.00 |
| **Total:** | **2,907** | **$519,897, 00:** | **100.00%** | **6.367%** | **667** | **$178,843** | **69.49%** | **71.08%** | **99.77%** | **97.13%** |

## Distribution by Original LTV

| Original LTV | Number Of Loans | Principal Balance | Pct. Of Pool By Principal Balance | Weighted Avg. Gross Coupon | Weighted Avg. FICO | Avg. Principal Balance | Weighted Avg. Original LTV | Weighted Avg. Combined LTV | Pct. Full Doc | Pct. Owner Occupied |
|---|---|---|---|---|---|---|---|---|---|---|
| 40.00% & Below | 170 | $25,258,1<br>9. | 4.86% | 5.824% | 698 | $148,57<br>8 | 32.63% | 35.20% | 99.61% | 93.96% |
| 40.01 - 50.00% | 199 | 37,820,65<br>! | 7.27 | 5.836 | 693 | 190,054 | 45.73 | 47.22 | 100.00 | 98.09 |
| 50.01 - 60.00% | 297 | 60,259,73<br>! | 11.59 | 5.833 | 692 | 202,895 | 55.62 | 56.85 | 100.00 | 97.16 |
| 60.01 - 70.00% | 588 | 120,495,6<br>1! | 23.18 | 5.977 | 675 | 204,925 | 65.87 | 67.32 | 99.47 | 96.04 |
| 70.01 - 80.00% | 1,031 | 184,650,0<br>1! | 35.52 | 6.495 | 658 | 179,098 | 77.33 | 79.76 | 99.74 | 96.98 |
| 80.01 - 85.00% | 282 | 47,387,10<br>: | 9.11 | 7.004 | 638 | 168,039 | 84.25 | 84.44 | 100.00 | 98.86 |
| 85.01 - 90.00% | 254 | 32,988,36<br>: | 6.35 | 7.590 | 640 | 129,875 | 89.61 | 89.65 | 100.00 | 99.72 |
| 90.01 - 95.00% | 72 | 9,307,85: | 1.79 | 7.985 | 662 | 129,276 | 94.89 | 94.89 | 100.00 | 100.00 |
| 95.01 - 100.00% | 14 | 1,729,45: | 0.33 | 8.309 | 663 | 123,532 | 99.81 | 99.81 | 100.00 | 100.00 |
| Total: | 2,907 | $519,897,<br>00: | 100.00% | 6.367% | 667 | $178,84<br>3 | 69.49% | 71.08% | 99.77% | 97.13% |

## Distribution by Document Type

| Document Type | Number Of Loans | Principal Balance | Pct. Of Pool By Principal Balance | Weighted Avg. Gross Coupon | Weighted Avg. FICO | Avg. Principal Balance | Weighted Avg. Original LTV | Weighted Avg. Combined LTV | Pct. Full Doc | Pct. Owner Occupied |
|---|---|---|---|---|---|---|---|---|---|---|
| Full Doc | 2,902 | $518,675,<br>65: | 99.77% | 6.367% | 667 | $178,73<br>0 | 69.49% | 71.08% | 100.00% | 97.12% |
| No Doc | 3 | 741,46 | 0.14 | 5.539 | 697 | 247,155 | 59.57 | 59.57 | 0.00 | 100.00 |
| Stated Income | 2 | 479,88 | 0.09 | 7.125 | 712 | 239,940 | 80.00 | 88.48 | 0.00 | 100.00 |
| Total: | 2,907 | $519,897,<br>00: | 100.00% | 6.367% | 667 | $178,84<br>3 | 69.49% | 71.08% | 99.77% | 97.13% |

## Distribution by Loan Purpose

| Loan Purpose | Number Of Loans | Principal Balance | Pct. Of Pool By Principal Balance | Weighted Avg. Gross Coupon | Weighted Avg. FICO | Avg. Principal Balance | Weighted Avg. Original LTV | Weighted Avg. Combined LTV | Pct. Full Doc | Pct. Owner Occupied |
|---|---|---|---|---|---|---|---|---|---|---|
| Cashout Refi | 2,200 | $393,168,<br>89 | 75.62% | 6.398% | 659 | $178,71<br>3 | 69.18% | 70.22% | 99.81% | 97.31% |
| Purchase | 375 | 63,899,78<br>! | 12.29 | 6.511 | 692 | 170,399 | 76.67 | 81.61 | 99.25 | 96.18 |
| Rate/term Refi | 332 | 62,828,31<br>: | 12.08 | 6.020 | 697 | 189,242 | 64.06 | 65.77 | 100.00 | 96.97 |
| Total: | 2,907 | $519,897,<br>00: | 100.00% | 6.367% | 667 | $178,84<br>3 | 69.49% | 71.08% | 99.77% | 97.13% |

## Distribution by Occupancy Status

| Occupancy Status | Number Of Loans | Principal Balance | Pct. Of Pool By Principal Balance | Weighted Avg. Gross Coupon | Weighted Avg. FICO | Avg. Principal Balance | Weighted Avg. Original LTV | Weighted Avg. Combined LTV | Pct. Full Doc | Pct. Owner Occupied |
|---|---|---|---|---|---|---|---|---|---|---|

| | | | | | | | | | | |
|---|---|---|---|---|---|---|---|---|---|---|
| Non Owner | 127 | $12,650,2 7: | 2.43% | 7.194% | 669 | $99,608 | 66.04% | 66.04% | 100.00% | 0.00% |
| Owner Occupied | 2,762 | 504,961,9 2: | 97.13 | 6.345 | 667 | 182,825 | 69.59 | 71.23 | 99.76 | 100.00 |
| Second Home | 18 | 2,284,80: | 0.44 | 6.585 | 668 | 126,933 | 66.27 | 67.10 | 100.00 | 0.00 |
| **Total:** | **2,907** | **$519,897, 00:** | **100.00%** | **6.367%** | **667** | **$178,84 3** | **69.49%** | **71.08%** | **99.77%** | **97.13%** |

## Distribution by Property Type

| Property Type | Number Of Loans | Principal Balance | Pct. Of Pool By Principal Balance | Weighted Avg. Gross Coupon | Weighted Avg. FICO | Avg. Principal Balance | Weighted Avg. Original LTV | Weighted Avg. Combined LTV | Pct. Full Doc | Pct. Owner Occupied |
|---|---|---|---|---|---|---|---|---|---|---|
| 2-4 Family | 141 | $30,460,7 0 | 5.86% | 6.416% | 666 | $216,0 3: | 66.46% | 66.92% | 100.00 % | 84.20% |
| Condo | 102 | 20,429,63 | 3.93 | 5.960 | 688 | 200,29 | 69.59 | 71.58 | 100.00 | 98.35 |
| Pud | 30 | 9,651,29: | 1.86 | 5.784 | 718 | 321,71 | 68.75 | 70.69 | 100.00 | 100.00 |
| Single Family Detached | 2,634 | 459,355,3 6 | 88.36 | 6.394 | 666 | 174,39 | 69.70 | 71.34 | 99.73 | 97.87 |
| **Total:** | **2,907** | **$519,897, 00:** | **100.00 %** | **6.367%** | **667** | **$178,8 4:** | **69.49%** | **71.08%** | **99.77%** | **97.13%** |

## Distribution by State

| State | Number Of Loans | Principal Balance | Pct. Of Pool By Principal Balance | Weighted Avg. Gross Coupon | Weighted Avg. FICO | Avg. Principal Balance | Weighted Avg. Original LTV | Weighted Avg. Combined LTV | Pct. Full Doc | Pct. Owner Occupied |
|---|---|---|---|---|---|---|---|---|---|---|
| CA - Southern | 487 | $130,317, 98 | 25.07% | 5.741% | 694 | $267,59 3 | 62.01% | 63.28% | 99.68% | 97.92% |
| CA - Northern | 281 | 77,549,09 | 14.92 | 5.706 | 703 | 275,975 | 64.16 | 67.13 | 98.97 | 98.85 |
| NY | 279 | 63,669,88 | 12.25 | 6.235 | 671 | 228,207 | 67.97 | 69.35 | 100.00 | 95.73 |
| NJ | 256 | 43,609,17 | 8.39 | 6.758 | 625 | 170,348 | 72.16 | 72.55 | 100.00 | 97.61 |
| MD | 136 | 25,520,49 | 4.91 | 6.743 | 632 | 187,651 | 75.17 | 75.63 | 100.00 | 97.74 |
| VA | 104 | 17,833,88 | 3.43 | 6.747 | 660 | 171,480 | 75.13 | 76.61 | 100.00 | 96.64 |
| TX | 179 | 16,202,48 | 3.12 | 7.406 | 650 | 90,517 | 74.74 | 76.98 | 100.00 | 93.94 |
| PA | 108 | 10,063,57 | 1.94 | 7.268 | 614 | 93,181 | 77.00 | 77.00 | 100.00 | 95.02 |
| IL | 71 | 9,586,65! | 1.84 | 7.123 | 646 | 135,023 | 76.18 | 76.71 | 100.00 | 98.62 |
| MN | 51 | 8,001,91: | 1.54 | 6.769 | 642 | 156,900 | 77.31 | 79.94 | 100.00 | 100.00 |
| Other | 955 | 117,541,8 5: | 22.61 | 6.972 | 648 | 123,080 | 76.59 | 78.52 | 100.00 | 95.93 |
| **Total:** | **2,907** | **$519,897, 00:** | **100.00%** | **6.367%** | **667** | **$178,84 3** | **69.49%** | **71.08%** | **99.77%** | **97.13%** |

## Distribution by Zip Code

| Zip Code | Number Of Loans | Principal Balance | Pct. Of Pool By Principal Balance | Weighted Avg. Gross Coupon | Weighted Avg. FICO | Avg. Principal Balance | Weighted Avg. Original LTV | Weighted Avg. Combined LTV | Pct. Full Doc | Pct. Owner Occupied |
|---|---|---|---|---|---|---|---|---|---|---|

| | | | | | | | | | | |
|---|---|---|---|---|---|---|---|---|---|---|
| 91710 | 8 | $2,164,64 | 0.42% | 6.063% | 667 | $270,581 | 72.58% | 72.58% | 85.16% | 100.00% |
| 92392 | 11 | 2,160,42 | 0.42 | 6.391 | 664 | 196,402 | 75.17 | 77.20 | 100.00 | 100.00 |
| 94583 | 5 | 2,122,40 | 0.41 | 5.310 | 764 | 424,481 | 56.61 | 61.46 | 100.00 | 100.00 |
| 92336 | 7 | 2,074,74 | 0.40 | 6.145 | 649 | 296,392 | 68.51 | 68.51 | 100.00 | 100.00 |
| 90278 | 4 | 1,791,12 | 0.34 | 5.407 | 747 | 447,782 | 61.25 | 62.57 | 100.00 | 100.00 |
| 91320 | 4 | 1,738,40 | 0.33 | 5.338 | 721 | 434,601 | 59.69 | 62.24 | 100.00 | 100.00 |
| 94015 | 4 | 1,713,19 | 0.33 | 5.596 | 719 | 428,299 | 68.31 | 68.31 | 100.00 | 100.00 |
| 10469 | 6 | 1,673,28 | 0.32 | 6.104 | 680 | 278,880 | 70.89 | 70.89 | 100.00 | 81.11 |
| 90034 | 4 | 1,573,84 | 0.30 | 5.286 | 724 | 393,462 | 52.87 | 55.73 | 100.00 | 100.00 |
| 93003 | 5 | 1,539,98 | 0.30 | 5.150 | 703 | 307,996 | 55.49 | 55.49 | 100.00 | 100.00 |
| Other | 2,849 | 501,344,9 4: | 96.43 | 6.391 | 666 | 175,972 | 69.66 | 71.27 | 99.82 | 97.08 |
| **Total:** | **2,907** | **$519,897, 00:** | **100.00%** | **6.367%** | **667** | **$178,843** | **69.49%** | **71.08%** | **99.77%** | **97.13%** |

## Distribution by Remaining Months to Maturity

| Remaining Months To Maturity | Number Of Loans | Principal Balance | Pct. Of Pool By Principal Balance | Weighted Avg. Gross Coupon | Weighted Avg. FICO | Avg. Principal Balance | Weighted Avg. Original LTV | Weighted Avg. Combined LTV | Pct. Full Doc | Pct. Owner Occupied |
|---|---|---|---|---|---|---|---|---|---|---|
| 121 - 180 | 797 | $120,762, 32: | 23.23% | 6.422% | 660 | $151,521 | 69.79% | 71.83% | 99.65% | 96.78% |
| 181 - 240 | 16 | 2,675,19 | 0.51 | 6.692 | 662 | 167,200 | 66.47 | 66.47 | 100.00 | 88.22 |
| 241 - 300 | 6 | 993,84 | 0.19 | 7.118 | 638 | 165,640 | 71.48 | 75.75 | 100.00 | 100.00 |
| 301 - 360 | 2,088 | 395,465,6 4: | 76.07 | 6.345 | 670 | 189,399 | 69.41 | 70.87 | 99.80 | 97.29 |
| **Total:** | **2,907** | **$519,897, 00:** | **100.00%** | **6.367%** | **667** | **$178,843** | **69.49%** | **71.08%** | **99.77%** | **97.13%** |

## Distribution by Amortization Type

| Amortization Type | Number Of Loans | Principal Balance | Pct. Of Pool By Principal Balance | Weighted Avg. Gross Coupon | Weighted Avg. FICO | Avg. Principal Balance | Weighted Avg. Original LTV | Weighted Avg. Combined LTV | Pct. Full Doc | Pct. Owner Occupied |
|---|---|---|---|---|---|---|---|---|---|---|
| Fixed | 2,907 | $519,897, 00: | 100.00% | 6.367% | 667 | $178,843 | 69.49% | 71.08% | 99.77% | 97.13% |
| **Total:** | **2,907** | **$519,897, 00:** | **100.00%** | **6.367%** | **667** | **$178,843** | **69.49%** | **71.08%** | **99.77%** | **97.13%** |

## Distribution by Prepayment Term Months

| Prepayment Term Months | Number Of Loans | Principal Balance | Pct. Of Pool By Principal Balance | Weighted Avg. Gross Coupon | Weighted Avg. FICO | Avg. Principal Balance | Weighted Avg. Original LTV | Weighted Avg. Combined LTV | Pct. Full Doc | Pct. Owner Occupied |
|---|---|---|---|---|---|---|---|---|---|---|
| 0 | 826 | $115,318, 70: | 22.18% | 6.955% | 635 | $139,611 | 73.17% | 73.96% | 100.00% | 97.12% |
| 12 | 238 | 59,614,53 | 11.47 | 6.027 | 689 | 250,481 | 67.50 | 68.89 | 100.00 | 97.38 |
| 24 | 25 | 3,956,89 | 0.76 | 6.758 | 670 | 158,276 | 77.21 | 78.56 | 100.00 | 100.00 |
| 36 | 1,818 | 341,006,8 6 | 65.59 | 6.222 | 675 | 187,573 | 68.50 | 70.40 | 99.64 | 97.05 |
| **Total:** | **2,907** | **$519,897, 00:** | **100.00%** | **6.367%** | **667** | **$178,843** | **69.49%** | **71.08%** | **99.77%** | **97.13%** |

## Distribution by Interest Only Loans

| Interest Only Loans | Number Of Loans | Principal Balance | Pct. Of Pool By Principal Balance | Weighted Avg. Gross Coupon | Weighted Avg. FICO | Avg. Principal Balance | Weighted Avg. Original LTV | Weighted Avg. Combined LTV | Pct. Full Doc | Pct. Owner Occupied |
|---|---|---|---|---|---|---|---|---|---|---|
| N | 2,907 | $519,897,00: | 100.00% | 6.367% | 667 | $178,843 | 69.49% | 71.08% | 99.77% | 97.13% |
| Total: | 2,907 | $519,897,00: | 100.00% | 6.367% | 667 | $178,843 | 69.49% | 71.08% | 99.77% | 97.13% |

***WAC Cap.*** The information in the following table has been prepared assuming prepayments on the mortgage loans occur at the Pricing Prepayment Assumption. It is highly unlikely, however, that prepayments on the mortgage loans will occur at the Pricing Prepayment Assumption or at any other constant percentage. There is no assurance, therefore, of whether or to what extent the actual mortgage rates on the mortgage loans on any Distribution Date will conform to the corresponding rate set forth for that Distribution Date in the following table.

| Distribution Date | WAC Cap[1] | Distribution Date | WAC Cap[1] |
|---|---|---|---|
| 25-Feb-05 | 5.86151% | 25-Apr-09 | 5.86166% |
| 25-Mar-05 | 5.86152% | 25-May-09 | 5.86166% |
| 25-Apr-05 | 5.86152% | 25-Jun-09 | 5.86166% |
| 25-May-05 | 5.86153% | 25-Jul-09 | 5.86166% |
| 25-Jun-05 | 5.86153% | 25-Aug-09 | 5.86166% |
| 25-Jul-05 | 5.86154% | 25-Sep-09 | 5.86166% |
| 25-Aug-05 | 5.86154% | 25-Oct-09 | 5.86166% |
| 25-Sep-05 | 5.86155% | 25-Nov-09 | 5.86166% |
| 25-Oct-05 | 5.86155% | 25-Dec-09 | 5.86165% |
| 25-Nov-05 | 5.86156% | 25-Jan-10 | 5.86165% |
| 25-Dec-05 | 5.86156% | 25-Feb-10 | 5.86165% |
| 25-Jan-06 | 5.86157% | 25-Mar-10 | 5.86165% |
| 25-Feb-06 | 5.86157% | 25-Apr-10 | 5.86165% |
| 25-Mar-06 | 5.86157% | 25-May-10 | 5.86165% |
| 25-Apr-06 | 5.86158% | 25-Jun-10 | 5.86165% |
| 25-May-06 | 5.86158% | 25-Jul-10 | 5.86164% |
| 25-Jun-06 | 5.86159% | 25-Aug-10 | 5.86164% |
| 25-Jul-06 | 5.86159% | 25-Sep-10 | 5.86164% |
| 25-Aug-06 | 5.86159% | 25-Oct-10 | 5.86164% |
| 25-Sep-06 | 5.86160% | 25-Nov-10 | 5.86163% |
| 25-Oct-06 | 5.86160% | 25-Dec-10 | 5.86163% |
| 25-Nov-06 | 5.86160% | 25-Jan-11 | 5.86163% |
| 25-Dec-06 | 5.86161% | 25-Feb-11 | 5.86163% |
| 25-Jan-07 | 5.86161% | 25-Mar-11 | 5.86162% |
| 25-Feb-07 | 5.86161% | 25-Apr-11 | 5.86162% |
| 25-Mar-07 | 5.86162% | 25-May-11 | 5.86161% |
| 25-Apr-07 | 5.86162% | 25-Jun-11 | 5.86161% |
| 25-May-07 | 5.86162% | 25-Jul-11 | 5.86161% |
| 25-Jun-07 | 5.86162% | 25-Aug-11 | 5.86160% |
| 25-Jul-07 | 5.86163% | 25-Sep-11 | 5.86160% |
| 25-Aug-07 | 5.86163% | 25-Oct-11 | 5.86159% |
| 25-Sep-07 | 5.86163% | 25-Nov-11 | 5.86159% |
| 25-Oct-07 | 5.86163% | 25-Dec-11 | 5.86158% |
| 25-Nov-07 | 5.86164% | 25-Jan-12 | 5.86158% |
| 25-Dec-07 | 5.86164% | 25-Feb-12 | 5.86157% |
| 25-Jan-08 | 5.86164% | 25-Mar-12 | 5.86157% |
| 25-Feb-08 | 5.86164% | 25-Apr-12 | 5.86156% |
| 25-Mar-08 | 5.86164% | 25-May-12 | 5.86155% |
| 25-Apr-08 | 5.86165% | 25-Jun-12 | 5.86155% |
| 25-May-08 | 5.86165% | 25-Jul-12 | 5.86154% |
| 25-Jun-08 | 5.86165% | 25-Aug-12 | 5.86153% |
| 25-Jul-08 | 5.86165% | 25-Sep-12 | 5.86152% |
| 25-Aug-08 | 5.86165% | 25-Oct-12 | 5.86152% |
| 25-Sep-08 | 5.86165% | 25-Nov-12 | 5.86151% |
| 25-Oct-08 | 5.86165% | 25-Dec-12 | 5.86150% |
| 25-Nov-08 | 5.86165% | 25-Jan-13 | 5.86149% |
| 25-Dec-08 | 5.86166% | 25-Feb-13 | 5.86148% |
| 25-Jan-09 | 5.86166% | 25-Mar-13 | 5.86148% |
| 25-Feb-09 | 5.86166% | 25-Apr-13 | 5.86147% |
| 25-Mar-09 | 5.86166% | 25-May-13 | 5.86146% |

(1) Calculated on a 30/360 basis.

| Distribution Date | WAC Cap[1] |
|---|---|
| 25-Jun-13 | 5.86145% |
| 25-Jul-13 | 5.86144% |
| 25-Aug-13 | 5.86143% |
| 25-Sep-13 | 5.86142% |
| 25-Oct-13 | 5.86141% |
| 25-Nov-13 | 5.86139% |
| 25-Dec-13 | 5.86138% |
| 25-Jan-14 | 5.86137% |
| 25-Feb-14 | 5.86136% |
| 25-Mar-14 | 5.86135% |
| 25-Apr-14 | 5.86133% |
| 25-May-14 | 5.86132% |
| 25-Jun-14 | 5.86131% |
| 25-Jul-14 | 5.86129% |
| 25-Aug-14 | 5.86128% |
| 25-Sep-14 | 5.86126% |
| 25-Oct-14 | 5.86125% |
| 25-Nov-14 | 5.86123% |
| 25-Dec-14 | 5.86122% |
| 25-Jan-15 | 5.86120% |

(1) Calculated on a 30/360 basis.

# $5,172,000
## (Approximate)
# GSAA Home Equity Trust 2005-1
# GS Mortgage Securities Corp., Depositor
## Asset-Backed Certificates

### Overview of the Offered Certificates

| Certificates | Approximate Initial Principal Balance (1)(2) | Certificate Type | Credit Support(3) | Initial Pass-Through Rate (4) | Average Life (yrs)(5) | Principal Payment Window (5)(6) | Ratings Moody's/S&P |
|---|---|---|---|---|---|---|---|
| B-3 | $5,172,000 | Sub | 1.20% | [ ]% | 5.94 | 02/08 - 03/14 | NR/BB |

### Overview of the Non-offered Certificates

| Certificates | Approximate Initial Principal Balance (1)(2) | Certificate Type | Credit Support(3) | Initial Pass-Through Rate (4) | Average Life (yrs)(5) | Principal Payment Window (5)(6) | Ratings Moody's/S&P |
|---|---|---|---|---|---|---|---|
| AV-1 | $185,042,000 | Sr | 10.00% | LIBOR + [ ]% | 1.00 | 02/05 - 01/07 | Aaa/AAA |
| AF-2 | $124,208,000 | Sr | 10.00% | [ ]% | 3.00 | 01/07 - 06/09 | Aaa/AAA |
| AF-3 | $33,023,000 | Sr | 10.00% | [ ]% | 5.00 | 06/09 - 10/10 | Aaa/AAA |
| AF-4 | $76,609,000 | Sr | 10.00% | [ ]% | 8.47 | 10/10 - 09/14 | Aaa/AAA |
| AF-5 | $46,543,000 | Sr | 10.00% | [ ]% | 6.75 | 02/08 - 09/14 | Aaa/AAA |
| M-1 | $16,549,000 | Mez | 6.80% | [ ]% | 6.36 | 02/08 - 09/14 | Aa2/AA+ |
| M-2 | $12,411,000 | Mez | 4.40% | [ ]% | 6.36 | 02/08 - 09/14 | A2/AA |
| B-1 | $6,206,000 | Sub | 3.20% | [ ]% | 6.36 | 02/08 - 09/14 | Baa2/A |
| B-2 | $5,171,000 | Sub | 2.20% | [ ]% | 6.34 | 02/08 - 09/14 | Baa3/BBB+ |
| Total | $505,762,000 | | | | | | |

(1) The initial aggregate principal balance of the Certificates will be subject to an upward or downward variance of no more than approximately 5%.
(2) The principal balance of the Certificates is calculated using the scheduled principal balance of the Mortgage Loans as of the Statistical Calculation Date rolled 1 month forward at 5% CPR.
(3) Fully funded Overcollateralization of approximately 1.20%
(4) See the "Structure of the Certificates" section of this term sheet for more information on the Pass-Through Rates of the Certificates.
(5) Assuming payment based on the pricing speeds outlined in "Key Terms – Pricing Prepayment Assumption" and to a 10% Optional Clean-up Call on the Certificates.
(6) The Final Scheduled Distribution Date for the Certificates is the Distribution Date in November 2034.

### Selected Mortgage Pool Data (7)

| | Aggregate |
|---|---|
| Scheduled Principal Balance: | $519,897,003 |
| Number of Mortgage Loans: | 2,907 |
| Average Scheduled Principal Balance: | $178,843 |
| Weighted Average Gross Coupon: | 6.367% |
| Weighted Average Net Coupon(8): | 5.862% |
| Weighted Average FICO Score: | 667 |
| Weighted Average Original LTV Ratio: | 69.49% |
| Weighted Average Std. Remaining Term (Months): | 314 |
| Weighted Average Seasoning (Months): | 3 |

(7) All percentages calculated herein are percentages of scheduled principal balances as of the Statistical Calculation Date.
(8) The Weighted Average Net Coupon is equivalent to the Weighted Average Gross Coupon less the Servicing Fee and the Trustee Fee.

## *Features of the Transaction*

- The mortgage loans in the transaction consist of Alt-A type, fixed rate, first lien, residential mortgage loans (the "Mortgage Loans") originated by Wells Fargo Bank, N.A. ("Wells Fargo").
- Credit support for the Certificates will be provided through a senior/subordinate structure, fully funded overcollaterization of approximately 1.20%, excess spread and mortgage insurance.
- The Mortgage Loans will be serviced by Wells Fargo Home Mortgage ("WFHM").
- None of the Mortgage Loans are classified as (a) "high cost" loans under the Home Ownership and Equity Protection Act of 1994, as amended or (b) "high cost" loans under any other applicable state, federal or local law.
- None of the Mortgage Loans secured by a property in the state of Georgia were originated between October 1, 2002 and March 7, 2003.
- The transaction will be modeled on INTEX as GSAA0501 and on Bloomberg as GSAA 2005-1.

## *Time Table*

| | |
|---|---|
| **Expected Closing Date:** | On or before January 28, 2005 |
| **Cut-off Date:** | January 1, 2005 |
| **Statistical Calculation Date:** | December 1, 2004 |
| **Expected Pricing Date:** | On or before January 12, 2005 |
| **First Distribution Date:** | February 25, 2005 |

## *Key Terms*

| | |
|---|---|
| **Offered Certificates:** | Class B-3 Certificates |
| **Non-offered Certificates:** | Class AV-1, AF-2, AF-3, AF-4, AF-5, M-1, M-2, B-1 and B-2 Certificates |
| **Class A Certificates:** | Class AV-1, AF-2, AF-3, AF-4, and AF-5 Certificates |
| **Fixed Rate Certificates:** | Class AF-2, AF-3, AF-4, AF-5, M-1, M-2, B-1, B-2 and B-3 Certificates |
| **Variable Rate Certificates:** | Class AV-1 Certificates |
| **Subordinate Certificates:** | Class M-1, M-2, B-1, B-2 and B-3 Certificates |
| **Class AF-5 Certificates:** | The Class AF-5 Certificates will be "lock-out" certificates. The Class AF-5 Certificates generally will not receive any portion of principal payment until the February 2008 distribution Date. Thereafter, they will receive an increasing percentage of their *pro-rata* share of principal payable to the Certificates based on a schedule |
| **Depositor:** | GS Mortgage Securities Corp. |
| **Manager:** | Goldman, Sachs & Co. |
| **Servicer:** | Wells Fargo Home Mortgage |

| | |
|---|---|
| **Trustee:** | Deutsche Bank National Trust Company |
| **Servicing Fee:** | 50 bps |
| **Trustee Fee:** | 0.50 bps |
| **Distribution Date:** | 25th day of the month or the following business day |
| **Record Date:** | For any Distribution Date, the last business day of the Interest Accrual Period |
| **Delay Days:** | 24 days for the Fixed Rate Certificates<br>0 day delay on the Variable Rate Certificates |
| **Day Count:** | 30/360 basis on the Fixed Rate Certificates and actual/360 basis on the Variable Rate Certificates |
| **Interest Accrual Period:** | For the Fixed Rate Certificates, the calendar month immediately preceding the then current Distribution Date. For the Variable Rate Certificates, from the prior Distribution Date to the day prior to the current Distribution Date except for the initial accrual period for which interest will accrue from the Closing Date |
| **Pricing Prepayment Assumption:** | CPR starting at 10% CPR in the loan's first month, increasing to 20% CPR in month 12 (a 0.909% increase per month), and remaining at 20% CPR thereafter |
| **Due Period:** | For the Mortgage Loans, the period commencing on the second day of the calendar month preceding the month in which the Distribution Date occurs and ending on the first day of the calendar month in which Distribution Date occurs |
| **Mortgage Loans:** | The trust will consist of Alt-A type, fixed rate, first lien residential mortgage loans with an approximate, scheduled principal balance of $519,897,003 as of the Statistical Calculation Date |
| **Servicer Advancing:** | Yes as to principal and interest, subject to recoverability |

**Excess Spread:**

The initial weighted average net coupon of the mortgage pool will be greater than the interest payments on the Certificates, resulting in excess cash flow calculated in the following manner based on the collateral as of the Statistical Calculation Date rolled 1 month forward at 5% CPR.

| | |
|---|---|
| Initial Gross WAC (1): | 6.3665% |
| Less Fees & Expenses (2): | 0.5050% |
| Net WAC (1): | 5.8615% |
| Less Initial Certificate Coupon (Approx.)(1)(3): | 4.0277% |
| Initial Excess Spread (1): | 1.8338% |

(1) This amount will vary on each distribution date based on changes to the weighted average interest rate on the Mortgage Loans as well as any changes in day count.

(2) Includes the Servicing Fee and Trustee Fee.

(3) Assumes 1-month LIBOR equal to 2.50925%, initial marketing spreads and a 30-day month. This amount will vary on each distribution date based on changes to the weighted average Pass-Through Rates on the Certificates as well as any changes in day count.

**Compensating Interest:**

The Servicer shall provide compensating interest equal to the lesser of (A) the aggregate of the prepayment interest shortfalls on the Mortgage Loans resulting from voluntary principal prepayments on the Mortgage Loans during the month prior to the month in which the related

| | |
|---|---|
| | Distribution Date occurs and (B) one-half of the aggregate Servicing Fee received by the Servicer for that Distribution Date |
| **Optional Clean-up Call:** | The transaction has a 10% optional clean-up call |
| **Rating Agencies:** | Moody's Investors Service and Standard & Poor's Ratings Group |
| **Minimum Denomination:** | $50,000 with regard to each of the Offered Certificates |
| **Legal Investment:** | It is anticipated that the Offered Certificates will not be SMMEA eligible |
| **ERISA Eligible:** | No |
| **Tax Treatment:** | The Offered Certificates represent REMIC regular interests and, to a limited extent, interests in certain basis risk interest carryover payments pursuant to the payment priorities in the transaction, which interest in certain basis risk interest carryover payments will be treated for tax purposes as an interest rate cap contract. |
| **Offering Circular:** | The Offered Certificates will be offered pursuant to an Offering Circular. Complete information with respect to the Offered Certificates and the collateral securing them will be contained in the Offering Circular. The information herein is qualified in its entirety by the information appearing in the Offering Circular. To the extent that the information herein is inconsistent with the Offering Circular, the Offering Circular shall govern in all respects. Sales of the Offered Certificates may not be consummated unless the purchaser has received the Offering Circular. The securities described herein will not be registered with the Securities and Exchange Commission but will be sold pursuant to Rule 144A under the Securities Act of 1933.<br><br>PLEASE SEE "RISK FACTORS" IN THE PROSPECTUS AND OFFERING CIRCULAR FOR A DESCRIPTION OF INFORMATION THAT SHOULD BE CONSIDERED IN CONNECTION WITH AN INVESTMENT IN THE OFFERED CERTIFICATES |

## Structure of the Certificates

### Description of Principal and Interest Distributions

Principal will be paid as described in the "Principal Distributions on the Certificates" section of this term sheet. Prior to the Step-Down Date, or so long as a Trigger Event is in effect, principal will be paid to the Certificates as described herein. On or after the Step-Down Date, so long as no Trigger Event is in effect, the Certificates will be paid, in order of seniority, principal only to the extent necessary to maintain their credit enhancement target. Excess interest will be available to maintain the overcollateralization (which is one component of the credit support available to the Certificateholders).

Interest on the Variable Rate Certificates will be paid monthly at a rate of one-month LIBOR plus a margin, subject to the WAC Cap as described below. Interest on the Fixed Rate Certificates will be paid monthly at a specified rate, subject to the WAC Cap as described below. Interest on the Class AF-4 Certificates, the Class AF-5 Certificates and the Subordinate Certificates will be paid monthly at a specified rate that will step up after the Optional Clean-up Call is first exercisable, subject to the WAC Cap as described below. The interest paid to each class of Offered and Non-Offered Certificates will be reduced by their allocable share of prepayment interest shortfalls not covered by compensating interest and shortfalls resulting from the application of Servicemembers Civil Relief Act (or any similar state statute) allocated to such class. Any reductions in the Pass-Through Rate on the Offered and Non-Offered Certificates attributable to the WAC Cap will be carried forward with interest at the applicable Pass-Through Rate as described below and will be payable after payment of all required principal payments on such future Distribution Dates. Such carry forward will not be paid back after the certificate principal balance of the applicable class has been reduced to zero.

### Definitions

***Credit Enhancement.*** The Certificates are credit enhanced by (1) the Net Monthly Excess Cash Flow from the Mortgage Loans, (2) approximately 1.20% overcollateralization (funded upfront) (after the Step-Down Date, so long as a Trigger Event is not in effect, the required overcollateralization will equal 2.40% of the aggregate scheduled principal balance of the Mortgage Loans as of the last day of the related Due Period, subject to a floor equal to 0.50% of the aggregate initial balance of the Mortgage Loans as of the Cut-off Date), and (3) subordination of distributions on the more subordinate classes of certificates to the required distributions on the more senior classes of certificates.

***Mortgage Insurance.*** As of the Statistical Calculation Date substantially all of the Mortgage Loans with LTVs greater than 80% are covered by borrower paid mortgage insurance.

***Credit Enhancement Percentage Before Step-Down.*** For any Distribution Date, the percentage obtained by dividing (x) the aggregate certificate principal balance of the subordinate certificates (including any overcollateralization and taking into account the distributions of the Principal Distribution Amount for such Distribution Date) by (y) the aggregate scheduled principal balance of the Mortgage Loans as of the last day of the related Due Period.

***Step-Down Date.*** The earlier of (A) the date on which the principal balance of the Class A Certificates has been reduced to zero and (B) the later to occur of:

(x) the Distribution Date occurring in February 2008; and

(y) the first Distribution Date on which the Credit Enhancement Percentage for the Class A Certificates is greater than or equal to 20.00%.

| Class | Initial Credit Enhancement Percentage | Step-Down Credit Enhancement Percentage |
|---|---|---|
| A | 10.00% | 20.00% |
| M-1 | 6.80% | 13.60% |
| M-2 | 4.40% | 8.80% |
| B-1 | 3.20% | 6.40% |
| B-2 | 2.20% | 4.40% |
| B-3 | 1.20% | 2.40% |

***Trigger Event.*** A Trigger Event is in effect on any Distribution Date if (i) on that Distribution Date the 60 Day+ Rolling Average equals or exceeds 30% of the prior period's Credit Enhancement Percentage to be specified in the Prospectus (the 60 Day+ Rolling Average will equal the rolling three month average percentage of Mortgage Loans that are 60 or more days delinquent, including loans in foreclosure and REO and Mortgage Loans where the mortgagor has filed for bankruptcy) or (ii) during such period, the aggregate amount of realized losses incurred since the Cut-off Date through the last day of the related prepayment period divided by the aggregate scheduled principal balance of the Mortgage Loans as of the Cut-off Date (the "Cumulative Realized Loss Percentage") exceeds the amounts set forth below:

| Distribution Date | Cumulative Realized Loss Percentage: |
|---|---|
| February 2008 – January 2009 | 0.75% for the first month, plus an additional 1/12th of 0.250% for each month thereafter (e.g., approximately 0.771% in March 2008) |
| February 2009 – January 2010 | 1.00%for the first month, plus an additional 1/12th of 0.250% for each month thereafter (e.g., approximately 1.021% in March 2009) |
| February 2010 – January 2011 | 1.25% for the first month, plus an additional 1/12th of 0.050% for each month thereafter (e.g., approximately 1.254% in March 2010) |
| February 2011 and thereafter | 1.30% |

***Step-Up Coupons.*** If the Optional Clean-up Call is not exercised on the date it is first exercisable, the Pass-Through Rate on the Class AF-4, Class AF-5 and each class of Subordinate Certificates will increase by 0.50% per annum.

***Class AV-1 Pass-Through Rate.*** The Class AV-1Certificates will accrue interest at a variable rate equal to the lesser of (i) one-month LIBOR plus [ ]% and (ii) the WAC Cap calculated on an actual/360 basis.

***Class AF-2 Pass-Through Rate.*** The Class AF-2 Certificates will accrue interest at a per annum interest rate equal to the lesser of (i) [ ]% and (ii) the WAC Cap.

***Class AF-3 Pass-Through Rate.*** The Class AF-3 Certificates will accrue interest at a per annum interest rate equal to the lesser of (i) [ ]% and (ii) the WAC Cap.

***Class AF-4 Pass-Through Rate.*** The Class AF-4 Certificates will accrue interest at a per annum interest rate equal to the lesser of (i) [ ]% (plus 0.50% after the first Distribution Date on which the Optional Clean-up Call is exercisable) and (ii) the WAC Cap.

***Class AF-5 Pass-Through Rate.*** The Class AF-5 Certificates will accrue interest at a per annum interest rate equal to the lesser of (i) [ ]% (plus 0.50% after the first Distribution Date on which the Optional Clean-up Call is exercisable) and (ii) the WAC Cap.

***Class M-1 Pass-Through Rate.*** The Class M-1 Certificates will accrue interest at a per annum interest rate equal to the lesser of (i) [ ]% (plus 0.50% after the first Distribution Date on which the Optional Clean-up Call is exercisable) and (ii) the WAC Cap.

***Class M-2 Pass-Through Rate.*** The Class M-2 Certificates will accrue interest at a per annum interest rate equal to the lesser of (i) [ ]% (plus 0.50% after the first Distribution Date on which the Optional Clean-up Call is exercisable) and (ii) the WAC Cap.

***Class B-1 Pass-Through Rate.*** The Class B-1 Certificates will accrue interest at a per annum interest rate equal to the lesser of (i) [ ]% (plus 0.50% after the first Distribution Date on which the Optional Clean-up Call is exercisable) and (ii) the WAC Cap.

***Class B-2 Pass-Through Rate.*** The Class B-2 Certificates will accrue interest at a per annum interest rate equal to the lesser of (i) [ ]% (plus 0.50% after the first Distribution Date on which the Optional Clean-up Call is exercisable) and (ii) the WAC Cap.

***Class B-3 Pass-Through Rate.*** The Class B-3 Certificates will accrue interest at a per annum interest rate equal to the lesser of (i) [ ]% (plus 0.50% after the first Distribution Date on which the Optional Clean-up Call is exercisable) and (ii) the WAC Cap.

***WAC Cap.*** As to any Distribution Date, a per annum rate equal to the weighted average gross rate of the Mortgage Loans in effect on the beginning of the related Due Period less the Trustee Fee and the Servicing Fee.

***Class A Basis Risk Carry Forward Amount.*** As to any Distribution Date where the pass-through rate for such related Certificates is limited by the WAC Cap, the supplemental interest amount for the Class A Certificates will equal the sum of: (i) the excess, if any, that the related class of Class A Certificates, as applicable, would otherwise be due at the related Pass-Through Rate (without regard to the WAC Cap) over interest due on such class of Class A Certificates at a rate equal to the WAC Cap (in the case of the Class AV-1 Certificates, calculated on an actual/360 basis); (ii) any Basis Risk Carry Forward Amount for such class of Class A Certificates, as applicable, remaining unpaid from prior Distribution Dates, and (iii) interest on the amount in clause (ii) at the related Pass-Through Rate for such class of Class A Certificates (without regard to the WAC Cap).

***Class M-1, M-2, B-1, B-2 and B-3 Basis Risk Carry Forward Amounts.*** As to any Distribution Date where the pass-through rate for such related Certificates is limited by the WAC Cap, the supplemental interest amount for each of the Class M-1, M-2, B-1, B-2 and B-3 Certificates will equal the sum of (i) the excess, if any, of interest that would otherwise be due on such class of certificates at such certificates' applicable Pass-Through Rate (without regard to the WAC Cap) over interest due on such class of certificates at a rate equal to the WAC Cap, (ii) any Basis Risk Carry Forward Amount for such class remaining unpaid for such certificate from prior Distribution Dates, and (iii) interest on the amount in clause (ii) at the certificates' applicable Pass-Through Rate (without regard to the WAC Cap).

***Accrued Certificate Interest.*** For each class of Certificate on any Distribution Date, the amount of interest accrued during the related Interest Accrual Period on the related class certificate balance immediately prior to such Distribution Date at the related Pass-Through Rate as reduced by that class's share of net prepayment interest shortfalls and any shortfalls resulting from the application of the Servicemembers Civil Relief Act or any similar state statutes.

***Interest Remittance Amount on the Certificates.*** For any Distribution Date, the portion of funds available for distribution on such Distribution Date attributable to interest received or advanced on the Mortgage Loans less the Servicing Fee and the Trustee Fee.

***Principal Remittance Amount.*** On any Distribution Date, the sum of:

(i) all scheduled payments of principal due during the related Due Period and received by the Servicer on or prior to the related determination date or advanced by the Servicer on the related Servicer remittance date,

(ii) the principal portion of all partial and full prepayments received during the month prior to the month during which such Distribution Date occurs,

(iii) the principal portion of all net liquidation proceeds, net condemnation proceeds and net insurance proceeds received during the month prior to the month during which such Distribution Date occurs,

(iv) the principal portion of the repurchase price for any repurchased Mortgage Loans, the repurchase obligation for which arose during the month prior to the month during which such Distribution Date occurs and that were repurchased during the period from the prior Distribution Date through the Servicer remittance date prior to such Distribution Date,

(v) the principal portion of substitution adjustments received in connection with the substitution of a Mortgage Loan as of such Distribution Date, and

(vi) the principal portion of the termination price if the Optional Clean-Up Call is exercised.

***Principal Distribution Amount.*** On any Distribution Date, the sum of (i) the Basic Principal Distribution Amount and (ii) the Extra Principal Distribution Amount.

***Basic Principal Distribution Amount.*** On any Distribution Date, the excess of (i) the aggregate Principal Remittance Amount over (ii) the Excess Subordinated Amount, if any.

***Extra Principal Distribution Amount.*** For any Distribution Date, the lesser of (i) the excess of (x) interest collected or advanced on the Mortgage Loans for each Distribution Date (less the Servicing Fee and the Trustee Fee) and available for distribution during the related due period, over (y) the sum of interest payable on the Certificates on such Distribution Date and (ii) the overcollateralization deficiency amount for such Distribution Date.

***Net Monthly Excess Cashflow.*** For any Distribution Date is the amount of available funds for such Distribution Date remaining after making all payments of interest and principal to the certificates from the Interest Remittance Amount and Principal Remittance Amount, respectively.

***Excess Subordinated Amount.*** For any Distribution Date, means the excess, if any of (i) the actual overcollateralization, over (ii) the required overcollateralization for such Distribution Date.

**Class A Principal Distribution Amount.** An amount equal to the excess of (x) the aggregate certificate principal balance of the Class A Certificates immediately prior to such Distribution Date over (y) the lesser of (A) the product of (1) approximately 80.00% and (2) the aggregate scheduled principal balance of the Mortgage Loans for such Distribution Date and (B) the aggregate scheduled principal balance of the Mortgage Loans for such Distribution Date minus 0.50% of the aggregate scheduled principal balance of the Mortgage Loans as of the Cut-off Date.

***Class AF-5 Calculation Percentage.*** For any Distribution Date will be the fraction, expressed as a percentage, the numerator of which is the certificate principal balance of the Class AF-5 Certificates and the denominator of which is the aggregate certificate principal balance of the Class A Certificates, in each case before giving effect to distributions of principal on that Distribution Date.

***Class AF-5 Lockout Distribution Amount:*** For any Distribution Date will be an amount equal to the product of (i) the Class AF-5 Calculation Percentage for that Distribution Date, (ii) the Class AF-5 Lockout Percentage for that Distribution Date and (iii) the principal allocable to the Class A Certificates for that Distribution Date. In no event shall the Class AF-5 Lockout Distribution Amount exceed the outstanding certificate principal balance for the Class AF-5 Certificates or the Class A Principal Distribution Amount for the applicable Distribution Date.

***Class AF-5 Lockout Percentage:*** For each Distribution Date will be as follows:

| Distribution Date (Months) | Lockout Percentage |
|---|---|
| 1 to 36 | 0% |
| 37 to 60 | 45% |
| 61 to 72 | 80% |
| 73 to 84 | 100% |
| 85 and thereafter | 300% |

***Class M-1 Principal Distribution Amount.*** An amount equal to the excess of: (x) the sum of: (A) the aggregate certificate principal balance of the Class A Certificates (after taking into account any payment of the Class A Principal Distribution Amount on such Distribution Date) and (B) the certificate principal balance of the Class M-1 Certificates immediately prior to such Distribution Date, over (y) the lesser of: (A) the product of (i) approximately 86.40% and (ii) the aggregate scheduled principal balance of the Mortgage Loans for such Distribution Date, and (B) the excess, if any, of the aggregate scheduled principal balance of the Mortgage Loans for such Distribution Date over 0.50% of the aggregate scheduled principal balance of the Mortgage Loans as of the Cut-off Date.

***Class M-2 Principal Distribution Amount.*** An amount equal to the excess of: (x) the sum of: (A) the aggregate certificate principal balance of the Class A Certificates (after taking into account any payment of the Class A Principal Distribution Amount on such Distribution Date), (B) the certificate principal balance of the Class M-1 Certificates (after taking into account any payment of the Class M-1 Principal Distribution Amount on such Distribution Date), and (C) the certificate principal balance of the Class M-2 Certificates immediately prior to such Distribution Date, over (y) the lesser of: (A) the product of (i) approximately 91.20% and (ii) the aggregate scheduled principal balance of the Mortgage Loans for such Distribution Date, and (B) the excess, if any, of the aggregate scheduled principal balance of the Mortgage Loans for such Distribution Date over 0.50% of the aggregate scheduled principal balance of the Mortgage Loans as of the Cut-off Date.

***Class B-1 Principal Distribution Amount.*** An amount equal to the excess of: (x) the sum of: (A) the aggregate certificate principal balance of the Class A Certificates (after taking into account any payment of the Class A Principal Distribution Amount on such Distribution Date), (B) the certificate principal balance of the Class M-1 Certificates (after taking into account any payment of the Class M-1 Principal Distribution Amount on such Distribution Date), (C) the certificate principal balance of the Class M-2 Certificates (after taking into account any payment of the Class M-2 Principal Distribution Amount on such Distribution Date), and (D) the certificate principal balance of the Class B-1 Certificates immediately prior to such Distribution Date, over (y) the lesser of: (A) the product of (i) approximately 93.60% and (ii) the aggregate scheduled principal balance of the Mortgage Loans for such Distribution Date, and (B) the excess, if any, of the aggregate scheduled principal balance of the Mortgage Loans for such Distribution Date over 0.50% of the aggregate scheduled principal balance of the Mortgage Loans as of the Cut-off Date.

***Class B-2 Principal Distribution Amount.*** An amount equal to the excess of: (x) the sum of: (A) the aggregate certificate principal balance of the Class A Certificates (after taking into account any payment of the Class A Principal Distribution Amount on such Distribution Date), (B) the certificate principal balance of the Class M-1 Certificates (after taking into account any payment of the Class M-1 Principal Distribution Amount on such Distribution Date), (C) the certificate principal balance of the Class M-2 Certificates (after taking into account any payment of the Class M-2 Principal Distribution Amount on such Distribution Date), (D) the certificate principal balance of the Class B-1 Certificates (after taking into account any payment of the Class B-1 Principal Distribution Amount on such Distribution Date), and (E) the certificate principal balance of the Class B-2 Certificates immediately prior to such Distribution Date, over (y) the lesser of: (A) the product of (i) approximately 95.60% and (ii) the aggregate scheduled principal balance of the Mortgage Loans for such Distribution Date, and (B) the excess, if any, of the aggregate scheduled principal balance of the Mortgage Loans for such Distribution Date over 0.50% of the aggregate scheduled principal balance of the Mortgage Loans as of the Cut-off Date.

***Class B-3 Principal Distribution Amount.*** An amount equal to the excess of: (x) the sum of: (A) the aggregate certificate principal balance of the Class A Certificates (after taking into account any payment of the Class A Principal Distribution Amount on such Distribution Date), (B) the certificate principal balance of the Class M-1 Certificates (after taking into account any payment of the Class M-1 Principal Distribution Amount on such Distribution Date), (C) the certificate principal balance of the Class M-2 Certificates (after taking into account any payment of the Class M-2 Principal Distribution Amount on such Distribution Date), (D) the certificate principal balance of the Class B-1 Certificates (after taking into account any payment of the Class B-1 Principal Distribution Amount on such Distribution Date), and (E) the certificate principal balance of the Class B-2 Certificates (after taking into account any payment of the Class B-2 Principal Distribution Amount on such Distribution Date), and (F) the certificate principal balance of the Class B-3 Certificates immediately prior to such Distribution Date, over (y) the lesser of: (A) the product of (i) approximately 97.60% and (ii) the aggregate scheduled principal balance of the Mortgage Loans for such Distribution Date, and (B) the excess, if any, of the aggregate scheduled principal balance of the Mortgage Loans for such Distribution Date over 0.50% of the aggregate scheduled principal balance of the Mortgage Loans as of the Cut-off Date.

***Realized Losses.*** With respect to any defaulted Mortgage Loan that is liquidated, the amount of loss realized equal to the portion of the principal balance remaining unpaid after application of all liquidation proceeds, insurance proceeds and condemnation awards, net of amounts reimbursable to the Servicer for the related advances and the Servicing Fee and the Trustee Fee in respect of such Mortgage Loan.

## Distributions

***Interest Distributions on the Certificates***. On each Distribution Date, interest distributions from the Interest Remittance Amount will be distributed sequentially as follows:

(i) to the Class A Certificates, pro rata, their respective Accrued Certificate Interest,

(ii) to the Class A Certificates, pro rata, their respective unpaid Accrued Certificate Interest, if any, from prior Distribution Dates,

(iii) to the Class M-1 Certificates, their Accrued Certificate Interest,

(iv) to the Class M-2 Certificates, their Accrued Certificate Interest,

(v) to the Class B-1 Certificates, their Accrued Certificate Interest,

(vi) to the Class B-2 Certificates, their Accrued Certificate Interest, and

(vii) to the Class B-3 Certificates, their Accrued Certificate Interest.

***Principal Distributions on the Certificates.*** On each Distribution Date (a) prior to the Step-Down Date or (b) on which a Trigger Event is in effect, principal distributions from the Principal Distribution Amount will be allocated as follows:

(a) Sequentially,

  (i) to the Class AF-5 Certificates, an amount equal to the Class AF-5 Lockout Distribution Amount, and

  (ii) sequentially, to the Class AV-1, AF-2, AF-3, AF-4, and AF-5 Certificates, in that order, until their respective certificate principal balances have been reduced to zero;

(b) the portion of the available Principal Distribution Amount remaining after making the distributions described above in paragraph (a) will be distributed sequentially in the following order of priority:

  (i) to the Class M-1 Certificates, until their certificate principal balance has been reduced to zero,

  (ii) to the Class M-2 Certificates, until their certificate principal balance has been reduced to zero,

  (iii) to the Class B-1 Certificates, until their certificate principal balance has been reduced to zero,

  (iv) to the Class B-2 Certificates, until their certificate principal balance has been reduced to zero, and

  (v) to the Class B-3 Certificates, until their certificate principal balance has been reduced to zero.

On each Distribution Date (a) on or after the Step-Down Date and (b) on which a Trigger Event is not in effect, the principal distributions from the Principal Distribution Amount will be distributed sequentially as follows:

(a) To the Class A Certificates, the lesser of the Principal Distribution Amount and the Class A Principal Distribution Amount, sequentially as follows:

  (i) to the Class AF-5 Certificates, an amount equal to the Class AF-5 Lockout Distribution Amount, and

  (ii) sequentially, to the Class AV-1, AF-2, AF-3, AF-4, and AF-5 Certificates, in that order, until their respective certificate principal balances have been reduced to zero;

(b) the portion of the available Principal Distribution Amount remaining after making the distributions described above in paragraph (a) will be distributed sequentially in the following order of priority:

  (i) to the Class M-1 Certificates, the lesser of the remaining Principal Distribution Amount and the Class M-1 Principal Distribution Amount, until the certificate principal balance thereof has been reduced to zero,

  (ii) to the Class M-2 Certificates, the lesser of the remaining Principal Distribution Amount and the Class M-2 Principal Distribution Amount, until the certificate principal balance thereof has been reduced to zero,

  (iii) to the Class B-1 Certificates, the lesser of the remaining Principal Distribution Amount and the Class B-1 Principal Distribution Amount, until the certificate principal balance thereof has been reduced to zero,

  (iv) to the Class B-2 Certificates, the lesser of the remaining Principal Distribution Amount and the Class B-2 Principal Distribution Amount, until the certificate principal balance thereof has been reduced to zero, and

(v) to the Class B-3 Certificates, the lesser of the remaining Principal Distribution Amount and the Class B-3 Principal Distribution Amount, until the certificate principal balance thereof has been reduced to zero.

***Allocation of Net Monthly Excess Cashflow.*** For any Distribution Date, any Net Monthly Excess Cashflow shall be distributed sequentially as follows:

(i) to pay the holders of the Certificates in respect of principal and the Extra Principal Distribution Amount (in the order of priority as described above under "Principal Distributions on the Certificates"), until the targeted overcollateralization amount has been achieved,

(ii) to the Class M-1 Certificates, their unpaid interest shortfall amount,

(iii) to the Class M-2 Certificates, their unpaid interest shortfall amount,

(iv) to the Class B-1 Certificates, their unpaid interest shortfall amount,

(v) to the Class B-2 Certificates, their unpaid interest shortfall amount,

(vi) to the Class B-3 Certificates, their unpaid interest shortfall amount,

(vii) concurrently, any Class A Basis Risk Carry Forward Amount to the Class A Certificates pro rata, based on the Class A Basis Risk Carry Forward Amounts payable to each class of the Class A Certificates, and

(viii) sequentially, to Class M-1, M-2, B-1, B-2 and B-3 Certificates, in that order, in each case up to their respective unpaid remaining Basis Risk Carry Forward Amounts.

***Class A Principal Allocation***. All principal distributions to the Class A Certificates on any Distribution Date will be allocated between the Class A Certificates as described above. From and after the Distribution Date on which the aggregate certificate principal balances of the Class M-1, M-2, B-1, B-2, B-3 Certificates and the overcollateralization have been reduced to zero, any principal distributions allocated to the Class A Certificates are required to be allocated pro rata to the Class A Certificates, based on their respective certificate principal balances.

***Allocation of Realized Losses.*** All Realized Losses on the Mortgage Loans will be allocated sequentially on each Distribution Date in the following order of priority, (i) to the excess cash flow, (ii) in reduction of the overcollateralization amount, and (iii) sequentially, to the Class B-3, B-2, B-1, M-2 and M-1 Certificates, in that order. An allocation of any Realized Losses to a subordinate or mezzanine certificate on any Distribution Date will be made by reducing its certificate principal balance, after taking into account all distributions made on such Distribution Date. Realized Losses will not be allocated to reduce the certificate principal balance of any class of Class A Certificates.

***Breakeven CDR Table for the Subordinate Certificates***

The assumptions for the breakeven CDR table below are as follows:

- The Pricing Prepayment Assumptions (as defined on page 3 above) are applied
- 1-month Forward LIBOR curves (as of close on January 3, 2005) are used
- 33% loss severity
- 100% advancing
- There is a 6 month lag in recoveries
- Priced to call with collateral losses calculated through the life of the applicable bond
- Certificates are priced as indicated below
- Based on preliminary spreads and balances

| | | First Dollar of Loss | 0% Return |
|---|---|---|---|
| Class B-3 | CDR (%) | 3.40 | 3.90 |
| | Yield (%) | 8.8594 | 0.0989 |
| | WAL (years) | 8.45 | 7.32 |
| Price = 81-27 | Modified Duration | 6.23 | 6.04 |
| | Principal Window | 07/13 - 07/13 | 06/13 - 06/13 |
| | Principal Writedown | $17,701.26 (0.34%) | $3,072,863.15 (59.41%) |
| | Total Collat Loss | $19,832,800.96 (3.84%) | $22,430,479.07 (4.34%) |

## *Selected Mortgage Loan Data*

### The Mortgage Loans – All Collateral [1]

| | |
|---|---|
| Scheduled Principal Balance: | $519,897,003 |
| Number of Mortgage Loans: | 2,907 |
| Average Scheduled Principal Balance: | $178,843 |
| Weighted Average Gross Coupon: | 6.367% |
| Weighted Average Net Coupon[2]: | 5.862% |
| Weighted Average FICO Score: | 667 |
| Weighted Average Original LTV Ratio: | 69.49% |
| Weighted Average Stated Remaining Term (Months): | 314 |
| Weighted Average Seasoning (Months): | 3 |

(1) All percentages calculated herein are percentages of scheduled principal balances as of the Statistical Calculation Date.

(2) The Weighted Average Net Coupon is equivalent to the Weighted Average Gross Coupon less the Servicing Fee and the Trustee Fee.

### Distribution by Current Principal Balance

| Current Principal Balance | Number Of Loans | Principal Balance | Pct. Of Pool By Principal Balance | Weighted Avg. Gross Coupon | Weighted Avg. FICO | Avg. Principal Balance | Weighted Avg. Original LTV | Weighted Avg. Combined LTV | Pct. Full Doc | Pct. Owner Occupied |
|---|---|---|---|---|---|---|---|---|---|---|
| $50,000 & Below | 284 | $10,499,4 6 | 2.02% | 8.106% | 614 | $36,970 | 68.09% | 68.76% | 100.00 % | 82.04% |
| $50,001 - $75,000 | 321 | 20,092,20 | 3.86 | 7.723 | 624 | 62,593 | 74.33 | 75.63 | 100.00 | 91.59 |
| $75,001 - $100,000 | 282 | 24,595,43 | 4.73 | 7.204 | 633 | 87,218 | 70.04 | 70.86 | 99.59 | 94.79 |
| $100,001 - $125,000 | 250 | 28,286,84 | 5.44 | 7.170 | 634 | 113,147 | 73.52 | 75.23 | 100.00 | 97.52 |
| $125,001 - $150,000 | 225 | 31,152,83 | 5.99 | 6.996 | 638 | 138,457 | 71.45 | 73.22 | 100.00 | 96.99 |
| $150,001 - $200,000 | 526 | 92,289,62 | 17.75 | 6.485 | 652 | 175,456 | 69.77 | 70.96 | 100.00 | 97.81 |
| $200,001 - $250,000 | 334 | 75,081,37 | 14.44 | 6.230 | 666 | 224,795 | 70.04 | 71.64 | 99.73 | 97.90 |
| $250,001 - $300,000 | 240 | 66,313,17 | 12.76 | 6.022 | 676 | 276,305 | 69.09 | 69.89 | 99.58 | 97.46 |
| $300,001 - $350,000 | 179 | 58,403,97 | 11.23 | 5.972 | 682 | 326,279 | 69.44 | 70.74 | 98.90 | 96.11 |
| $350,001 - $400,000 | 177 | 67,656,28 | 13.01 | 5.706 | 701 | 382,239 | 66.27 | 69.22 | 100.00 | 99.45 |
| $400,001 - $450,000 | 21 | 9,011,80 | 1.73 | 6.119 | 689 | 429,134 | 66.55 | 67.64 | 100.00 | 100.00 |
| $450,001 - $500,000 | 30 | 14,392,74 | 2.77 | 5.903 | 715 | 479,758 | 70.92 | 71.99 | 100.00 | 100.00 |
| $500,001 - $550,000 | 15 | 7,837,76 | 1.51 | 6.236 | 697 | 522,518 | 70.07 | 72.95 | 100.00 | 93.50 |
| $550,001 - $600,000 | 15 | 8,860,69 | 1.70 | 5.746 | 717 | 590,713 | 63.14 | 68.10 | 100.00 | 100.00 |
| $600,001 - $650,000 | 4 | 2,562,66 | 0.49 | 5.814 | 748 | 640,666 | 60.98 | 67.17 | 100.00 | 100.00 |
| $650,001 - $700,000 | 1 | 650,18 | 0.13 | 5.625 | 700 | 650,188 | 59.36 | 59.36 | 100.00 | 100.00 |
| $700,001 - $750,000 | 2 | 1,452,26 | 0.28 | 5.811 | 677 | 726,130 | 58.73 | 63.45 | 100.00 | 100.00 |
| $750,001 - $800,000 | 1 | 757,66 | 0.15 | 5.875 | 727 | 757,664 | 80.00 | 80.00 | 100.00 | 100.00 |
| Total: | 2,907 | $519,897, 00 | 100.00 % | 6.367% | 667 | $178,84 3 | 69.49% | 71.08% | 99.77% | 97.13% |

## Distribution by Current Rate

| Current Rate | Number Of Loans | Principal Balance | Pct. Of Pool By Principal Balance | Weighted Avg. Gross Coupon | Weighted Avg. FICO | Avg. Principal Balance | Weighted Avg. Original LTV | Weighted Avg. Combined LTV | Pct. Full Doc | Pct. Owner Occupied |
|---|---|---|---|---|---|---|---|---|---|---|
| 5.00% & Below | 141 | $38,839,6 2 | 7.47% | 4.879% | 730 | $275,45 8 | 54.68% | 57.49% | 99.17% | 100.00% |
| 5.01 - 5.50% | 329 | 94,213,56 ! | 18.12 | 5.358 | 726 | 286,363 | 61.35 | 63.60 | 100.00 | 99.38 |
| 5.51 - 6.00% | 421 | 102,219,7 5 | 19.66 | 5.814 | 694 | 242,802 | 57.02 | 69.03 | 99.69 | 98.03 |
| 6.01 - 6.50% | 450 | 85,545,42 ! | 16.45 | 6.336 | 650 | 190,101 | 71.23 | 72.66 | 100.00 | 97.98 |
| 6.51 - 7.00% | 533 | 86,683,12 : | 16.67 | 6.808 | 633 | 162,633 | 74.43 | 75.79 | 99.89 | 96.25 |
| 7.01 - 7.50% | 340 | 46,205,26 ! | 8.89 | 7.289 | 621 | 135,898 | 76.54 | 77.26 | 98.96 | 93.48 |
| 7.51 - 8.00% | 278 | 31,739,16 ! | 6.10 | 7.807 | 615 | 114,170 | 78.94 | 79.52 | 100.00 | 92.59 |
| 8.01% & Above | 415 | 34,451,09 : | 6.63 | 8.843 | 596 | 83,015 | 80.77 | 81.12 | 100.00 | 94.21 |
| Total: | 2,907 | $519,897, 00 | 100.00% | 6.367% | 667 | $178,84 3 | 69.49% | 71.08% | 99.77% | 97.13% |

## Distribution by FICO

| Fico | Number Of Loans | Principal Balance | Pct. Of Pool By Principal Balance | Weighted Avg. Gross Coupon | Weighted Avg. FICO | Avg. Principal Balance | Weighted Avg. Original LTV | Weighted Avg. Combined LTV | Pct. Full Doc | Pct. Owner Occupied |
|---|---|---|---|---|---|---|---|---|---|---|
| 780 & Above | 113 | $30,011,5 6 | 5.77% | 5.473% | 790 | $265,589 | 58.98% | 62.45% | 100.00% | 98.29% |
| 760 - 779 | 138 | 35,615,29 : | 6.85 | 5.493 | 769 | 258,082 | 61.61 | 65.00 | 100.00 | 99.04 |
| 740 - 759 | 116 | 30,405,49 ! | 5.85 | 5.566 | 750 | 262,116 | 64.23 | 67.11 | 100.00 | 94.82 |
| 720 - 739 | 134 | 31,402,92 | 6.04 | 5.698 | 730 | 234,350 | 66.95 | 69.70 | 99.35 | 95.60 |
| 700 - 719 | 146 | 37,047,85 ! | 7.13 | 5.664 | 709 | 253,752 | 64.89 | 66.76 | 98.39 | 97.75 |
| 680 - 699 | 232 | 46,710,80 | 8.98 | 5.980 | 689 | 201,340 | 69.97 | 72.49 | 99.31 | 96.01 |
| 660 - 679 | 306 | 57,474,00 | 11.05 | 6.182 | 670 | 187,824 | 72.55 | 74.49 | 100.00 | 97.07 |
| 640 - 659 | 338 | 56,821,07 | 10.93 | 6.584 | 649 | 168,110 | 73.13 | 74.12 | 99.82 | 96.93 |
| 620 - 639 | 338 | 54,385,16 | 10.46 | 6.766 | 629 | 160,903 | 73.18 | 73.78 | 100.00 | 97.68 |
| 600 - 619 | 320 | 47,750,58 ; | 9.18 | 7.042 | 609 | 149,221 | 74.24 | 74.73 | 100.00 | 97.17 |
| 580 - 599 | 265 | 36,981,55 : | 7.11 | 7.160 | 590 | 139,553 | 72.06 | 72.30 | 100.00 | 97.33 |
| 560 - 579 | 289 | 39,740,17 ! | 7.64 | 7.128 | 570 | 137,509 | 71.90 | 72.07 | 100.00 | 97.45 |
| 540 - 559 | 115 | 11,377,76 : | 2.19 | 8.012 | 551 | 98,937 | 68.03 | 68.41 | 100.00 | 96.99 |
| 520 - 539 | 38 | 3,104,85: | 0.60 | 9.439 | 530 | 81,707 | 69.07 | 69.07 | 100.00 | 98.76 |
| N/A | 19 | 1,067,88! | 0.21 | 9.862 | N/A | 56,204 | 67.51 | 67.51 | 100.00 | 100.00 |
| Total: | 2,907 | $519,897, 00: | 100.00% | 6.367% | 667 | $178,843 | 69.49% | 71.08% | 99.77% | 97.13% |

## Distribution by Original LTV

| Original LTV | Number Of Loans | Principal Balance | Pct. Of Pool By Principal Balance | Weighted Avg. Gross Coupon | Weighted Avg. FICO | Avg. Principal Balance | Weighted Avg. Original LTV | Weighted Avg. Combined LTV | Pct. Full Doc | Pct. Owner Occupied |
|---|---|---|---|---|---|---|---|---|---|---|
| 40.00% & Below | 170 | $25,258,1 9 | 4.86% | 5.824% | 698 | $148,57 8 | 32.63% | 35.20% | 99.61% | 93.96% |
| 40.01 - 50.00% | 199 | 37,820,65 ! | 7.27 | 5.836 | 693 | 190,054 | 45.73 | 47.22 | 100.00 | 98.09 |
| 50.01 - 60.00% | 297 | 60,259,73 ! | 11.59 | 5.833 | 692 | 202,895 | 55.62 | 56.85 | 100.00 | 97.16 |
| 60.01 - 70.00% | 588 | 120,495,6 1! | 23.18 | 5.977 | 675 | 204,925 | 65.87 | 67.32 | 99.47 | 96.04 |
| 70.01 - 80.00% | 1,031 | 184,650,0 1! | 35.52 | 6.495 | 658 | 179,098 | 77.33 | 79.76 | 99.74 | 96.98 |
| 80.01 - 85.00% | 282 | 47,387,10 : | 9.11 | 7.004 | 638 | 168,039 | 84.25 | 84.44 | 100.00 | 98.86 |
| 85.01 - 90.00% | 254 | 32,988,36 ! | 6.35 | 7.590 | 640 | 129,875 | 89.61 | 89.65 | 100.00 | 99.72 |
| 90.01 - 95.00% | 72 | 9,307,85: | 1.79 | 7.985 | 662 | 129,276 | 94.89 | 94.89 | 100.00 | 100.00 |
| 95.01 - 100.00% | 14 | 1,729,45: | 0.33 | 8.309 | 663 | 123,532 | 99.81 | 99.81 | 100.00 | 100.00 |
| **Total:** | **2,907** | **$519,897, 00:** | **100.00%** | **6.367%** | **667** | **$178,84 3** | **69.49%** | **71.08%** | **99.77%** | **97.13%** |

## Distribution by Document Type

| Document Type | Number Of Loans | Principal Balance | Pct. Of Pool By Principal Balance | Weighted Avg. Gross Coupon | Weighted Avg. FICO | Avg. Principal Balance | Weighted Avg. Original LTV | Weighted Avg. Combined LTV | Pct. Full Doc | Pct. Owner Occupied |
|---|---|---|---|---|---|---|---|---|---|---|
| Full Doc | 2,902 | $518,675, 65: | 99.77% | 6.367% | 667 | $178,73 0 | 69.49% | 71.08% | 100.00% | 97.12% |
| No Doc | 3 | 741,46· | 0.14 | 5.539 | 697 | 247,155 | 59.57 | 59.57 | 0.00 | 100.00 |
| Stated Income | 2 | 479,88· | 0.09 | 7.125 | 712 | 239,940 | 80.00 | 88.48 | 0.00 | 100.00 |
| **Total:** | **2,907** | **$519,897, 00:** | **100.00%** | **6.367%** | **667** | **$178,84 3** | **69.49%** | **71.08%** | **99.77%** | **97.13%** |

## Distribution by Loan Purpose

| Loan Purpose | Number Of Loans | Principal Balance | Pct. Of Pool By Principal Balance | Weighted Avg. Gross Coupon | Weighted Avg. FICO | Avg. Principal Balance | Weighted Avg. Original LTV | Weighted Avg. Combined LTV | Pct. Full Doc | Pct. Owner Occupied |
|---|---|---|---|---|---|---|---|---|---|---|
| Cashout Refi | 2,200 | $393,168, 89 | 75.62% | 6.398% | 659 | $178,71 3 | 69.18% | 70.22% | 99.81% | 97.31% |
| Purchase | 375 | 63,899,78 ! | 12.29 | 6.511 | 692 | 170,399 | 76.67 | 81.61 | 99.25 | 96.18 |

| | | | | | | | | | | |
|---|---|---|---|---|---|---|---|---|---|---|
| Rate/term Refi | 332 | 62,828,31 | 12.08 | 6.020 | 697 | 189,242 | 64.06 | 65.77 | 100.00 | 96.97 |
| **Total:** | **2,907** | **$519,897,00** | **100.00%** | **6.367%** | **667** | **$178,843** | **69.49%** | **71.08%** | **99.77%** | **97.13%** |

## Distribution by Occupancy Status

| Occupancy Status | Number Of Loans | Principal Balance | Pct. Of Pool By Principal Balance | Weighted Avg. Gross Coupon | Weighted Avg. FICO | Avg. Principal Balance | Weighted Avg. Original LTV | Weighted Avg. Combined LTV | Pct. Full Doc | Pct. Owner Occupied |
|---|---|---|---|---|---|---|---|---|---|---|
| Non Owner | 127 | $12,650,27 | 2.43% | 7.194% | 669 | $99,608 | 66.04% | 66.04% | 100.00% | 0.00% |
| Owner Occupied | 2,762 | 504,961,92 | 97.13 | 6.345 | 667 | 182,825 | 69.59 | 71.23 | 99.76 | 100.00 |
| Second Home | 18 | 2,284,80 | 0.44 | 6.585 | 668 | 126,933 | 66.27 | 67.10 | 100.00 | 0.00 |
| **Total:** | **2,907** | **$519,897,00** | **100.00%** | **6.367%** | **667** | **$178,843** | **69.49%** | **71.08%** | **99.77%** | **97.13%** |

## Distribution by Property Type

| Property Type | Number Of Loans | Principal Balance | Pct. Of Pool By Principal Balance | Weighted Avg. Gross Coupon | Weighted Avg. FICO | Avg. Principal Balance | Weighted Avg. Original LTV | Weighted Avg. Combined LTV | Pct. Full Doc | Pct. Owner Occupied |
|---|---|---|---|---|---|---|---|---|---|---|
| 2-4 Family | 141 | $30,460,70 | 5.86% | 6.416% | 666 | $216,03 | 66.46% | 66.92% | 100.00% | 84.20% |
| Condo | 102 | 20,429,63 | 3.93 | 5.960 | 688 | 200,29 | 69.59 | 71.58 | 100.00 | 98.35 |
| Pud | 30 | 9,651,29 | 1.86 | 5.784 | 718 | 321,71 | 68.75 | 70.69 | 100.00 | 100.00 |
| Single Family Detached | 2,634 | 459,355,36 | 88.36 | 6.394 | 666 | 174,39 | 69.70 | 71.34 | 99.73 | 97.87 |
| **Total:** | **2,907** | **$519,897,00** | **100.00%** | **6.367%** | **667** | **$178,84** | **69.49%** | **71.08%** | **99.77%** | **97.13%** |

## Distribution by State

| State | Number Of Loans | Principal Balance | Pct. Of Pool By Principal Balance | Weighted Avg. Gross Coupon | Weighted Avg. FICO | Avg. Principal Balance | Weighted Avg. Original LTV | Weighted Avg. Combined LTV | Pct. Full Doc | Pct. Owner Occupied |
|---|---|---|---|---|---|---|---|---|---|---|
| CA - Southern | 487 | $130,317,98 | 25.07% | 5.741% | 694 | $267,593 | 62.01% | 63.28% | 99.68% | 97.92% |
| CA - Northern | 281 | 77,549,09 | 14.92 | 5.706 | 703 | 275,975 | 64.16 | 67.13 | 98.97 | 98.85 |
| NY | 279 | 63,669,88 | 12.25 | 6.235 | 671 | 228,207 | 67.97 | 69.35 | 100.00 | 95.73 |
| NJ | 256 | 43,609,17 | 8.39 | 6.758 | 625 | 170,348 | 72.16 | 72.55 | 100.00 | 97.61 |
| MD | 136 | 25,520,49 | 4.91 | 6.743 | 632 | 187,651 | 75.17 | 75.63 | 100.00 | 97.74 |
| VA | 104 | 17,833,88 | 3.43 | 6.747 | 660 | 171,480 | 75.13 | 76.61 | 100.00 | 96.64 |
| TX | 179 | 16,202,48 | 3.12 | 7.406 | 650 | 90,517 | 74.74 | 76.98 | 100.00 | 93.94 |
| PA | 108 | 10,063,57 | 1.94 | 7.268 | 614 | 93,181 | 77.00 | 77.00 | 100.00 | 95.02 |
| IL | 71 | 9,586,65 | 1.84 | 7.123 | 646 | 135,023 | 76.18 | 76.71 | 100.00 | 98.62 |

| MN | 51 | 8,001,91: | 1.54 | 6.769 | 642 | 156,900 | 77.31 | 79.94 | 100.00 | 100.00 |
|---|---|---|---|---|---|---|---|---|---|---|
| Other | 955 | 117,541,8 5! | 22.61 | 6.972 | 648 | 123,080 | 76.59 | 78.52 | 100.00 | 95.93 |
| **Total:** | **2,907** | **$519,897, 00:** | **100.00%** | **6.367%** | **667** | **$178,84 3** | **69.49%** | **71.08%** | **99.77%** | **97.13%** |

## Distribution by Zip Code

| Zip Code | Number Of Loans | Principal Balance | Pct. Of Pool By Principal Balance | Weighted Avg. Gross Coupon | Weighted Avg. FICO | Avg. Principal Balance | Weighted Avg. Original LTV | Weighted Avg. Combined LTV | Pct. Full Doc | Pct. Owner Occupied |
|---|---|---|---|---|---|---|---|---|---|---|
| 91710 | 8 | $2,164,64 | 0.42% | 6.063% | 667 | $270,581 | 72.58% | 72.58% | 85.16% | 100.00% |
| 92392 | 11 | 2,160,42 | 0.42 | 6.391 | 664 | 196,402 | 75.17 | 77.20 | 100.00 | 100.00 |
| 94583 | 5 | 2,122,40 | 0.41 | 5.310 | 764 | 424,481 | 56.61 | 61.46 | 100.00 | 100.00 |
| 92336 | 7 | 2,074,74 | 0.40 | 6.145 | 649 | 296,392 | 68.51 | 68.51 | 100.00 | 100.00 |
| 90278 | 4 | 1,791,12 | 0.34 | 5.407 | 747 | 447,782 | 61.25 | 62.57 | 100.00 | 100.00 |
| 91320 | 4 | 1,738,40 | 0.33 | 5.338 | 721 | 434,601 | 59.69 | 62.24 | 100.00 | 100.00 |
| 94015 | 4 | 1,713,19 | 0.33 | 5.596 | 719 | 428,299 | 68.31 | 68.31 | 100.00 | 100.00 |
| 10469 | 6 | 1,673,28 | 0.32 | 6.104 | 680 | 278,880 | 70.89 | 70.89 | 100.00 | 81.11 |
| 90034 | 4 | 1,573,84 | 0.30 | 5.286 | 724 | 393,462 | 52.87 | 55.73 | 100.00 | 100.00 |
| 93003 | 5 | 1,539,98 | 0.30 | 5.150 | 703 | 307,996 | 55.49 | 55.49 | 100.00 | 100.00 |
| Other | 2,849 | 501,344,9 4 | 96.43 | 6.391 | 666 | 175,972 | 69.66 | 71.27 | 99.82 | 97.08 |
| Total: | 2,907 | $519,897, 00 | 100.00% | 6.367% | 667 | $178,843 | 69.49% | 71.08% | 99.77% | 97.13% |

## Distribution by Remaining Months to Maturity

| Remaining Months To Maturity | Number Of Loans | Principal Balance | Pct. Of Pool By Principal Balance | Weighted Avg. Gross Coupon | Weighted Avg. FICO | Avg. Principal Balance | Weighted Avg. Original LTV | Weighted Avg. Combined LTV | Pct. Full Doc | Pct. Owner Occupied |
|---|---|---|---|---|---|---|---|---|---|---|
| 121 - 180 | 797 | $120,762, 32 | 23.23% | 6.422% | 660 | $151,521 | 69.79% | 71.83% | 99.65% | 96.78% |
| 181 - 240 | 16 | 2,675,19 | 0.51 | 6.692 | 662 | 167,200 | 66.47 | 66.47 | 100.00 | 88.22 |
| 241 - 300 | 6 | 993,84 | 0.19 | 7.118 | 638 | 165,640 | 71.48 | 75.75 | 100.00 | 100.00 |
| 301 - 360 | 2,088 | 395,465,6 4 | 76.07 | 6.345 | 670 | 189,399 | 69.41 | 70.87 | 99.80 | 97.29 |
| Total: | 2,907 | $519,897, 00 | 100.00% | 6.367% | 667 | $178,843 | 69.49% | 71.08% | 99.77% | 97.13% |

## Distribution by Amortization Type

| Amortization Type | Number Of Loans | Principal Balance | Pct. Of Pool By Principal Balance | Weighted Avg. Gross Coupon | Weighted Avg. FICO | Avg. Principal Balance | Weighted Avg. Original LTV | Weighted Avg. Combined LTV | Pct. Full Doc | Pct. Owner Occupied |
|---|---|---|---|---|---|---|---|---|---|---|
| Fixed | 2,907 | $519,897, 00 | 100.00% | 6.367% | 667 | $178,843 | 69.49% | 71.08% | 99.77% | 97.13% |
| Total: | 2,907 | $519,897, 00 | 100.00% | 6.367% | 667 | $178,843 | 69.49% | 71.08% | 99.77% | 97.13% |

## Distribution by Prepayment Term Months

| Prepayment Term Months | Number Of Loans | Principal Balance | Pct. Of Pool By Principal Balance | Weighted Avg. Gross Coupon | Weighted Avg. FICO | Avg. Principal Balance | Weighted Avg. Original LTV | Weighted Avg. Combined LTV | Pct. Full Doc | Pct. Owner Occupied |
|---|---|---|---|---|---|---|---|---|---|---|
| 0 | 826 | $115,318, 70 | 22.18% | 6.955% | 635 | $139,611 | 73.17% | 73.96% | 100.00% | 97.12% |
| 12 | 238 | 59,614,53 | 11.47 | 6.027 | 689 | 250,481 | 67.50 | 68.89 | 100.00 | 97.38 |
| 24 | 25 | 3,956,89 | 0.76 | 6.758 | 670 | 158,276 | 77.21 | 78.56 | 100.00 | 100.00 |

| | | | | | | | | | | |
|---|---|---|---|---|---|---|---|---|---|---|
| 36 | 1,818 | 341,006,8 6! | 65.59 | 6.222 | 675 | 187,573 | 68.50 | 70.40 | 99.64 | 97.05 |
| **Total:** | **2,907** | **$519,897, 00:** | **100.00%** | **6.367%** | **667** | **$178,843** | **69.49%** | **71.08%** | **99.77%** | **97.13%** |

## Distribution by Interest Only Loans

| Interest Only Loans | Number Of Loans | Principal Balance | Pct. Of Pool By Principal Balance | Weighted Avg. Gross Coupon | Weighted Avg. FICO | Avg. Principal Balance | Weighted Avg. Original LTV | Weighted Avg. Combined LTV | Pct. Full Doc | Pct. Owner Occupied |
|---|---|---|---|---|---|---|---|---|---|---|
| N | 2,907 | $519,897,00: | 100.00% | 6.367% | 667 | $178,843 | 69.49% | 71.08% | 99.77% | 97.13% |
| **Total:** | **2,907** | **$519,897,00:** | **100.00%** | **6.367%** | **667** | **$178,843** | **69.49%** | **71.08%** | **99.77%** | **97.13%** |

***WAC Cap.*** The information in the following table has been prepared assuming prepayments on the mortgage loans occur at the Pricing Prepayment Assumption. It is highly unlikely, however, that prepayments on the mortgage loans will occur at the Pricing Prepayment Assumption or at any other constant percentage. There is no assurance, therefore, of whether or to what extent the actual mortgage rates on the mortgage loans on any Distribution Date will conform to the corresponding rate set forth for that Distribution Date in the following table.

| Distribution Date | WAC Cap[(1)] | Distribution Date | WAC Cap[(1)] |
|---|---|---|---|
| 25-Feb-05 | 5.86151% | 25-Apr-09 | 5.86166% |
| 25-Mar-05 | 5.86152% | 25-May-09 | 5.86166% |
| 25-Apr-05 | 5.86152% | 25-Jun-09 | 5.86166% |
| 25-May-05 | 5.86153% | 25-Jul-09 | 5.86166% |
| 25-Jun-05 | 5.86153% | 25-Aug-09 | 5.86166% |
| 25-Jul-05 | 5.86154% | 25-Sep-09 | 5.86166% |
| 25-Aug-05 | 5.86154% | 25-Oct-09 | 5.86166% |
| 25-Sep-05 | 5.86155% | 25-Nov-09 | 5.86166% |
| 25-Oct-05 | 5.86155% | 25-Dec-09 | 5.86165% |
| 25-Nov-05 | 5.86156% | 25-Jan-10 | 5.86165% |
| 25-Dec-05 | 5.86156% | 25-Feb-10 | 5.86165% |
| 25-Jan-06 | 5.86157% | 25-Mar-10 | 5.86165% |
| 25-Feb-06 | 5.86157% | 25-Apr-10 | 5.86165% |
| 25-Mar-06 | 5.86157% | 25-May-10 | 5.86165% |
| 25-Apr-06 | 5.86158% | 25-Jun-10 | 5.86165% |
| 25-May-06 | 5.86158% | 25-Jul-10 | 5.86164% |
| 25-Jun-06 | 5.86159% | 25-Aug-10 | 5.86164% |
| 25-Jul-06 | 5.86159% | 25-Sep-10 | 5.86164% |
| 25-Aug-06 | 5.86159% | 25-Oct-10 | 5.86164% |
| 25-Sep-06 | 5.86160% | 25-Nov-10 | 5.86163% |
| 25-Oct-06 | 5.86160% | 25-Dec-10 | 5.86163% |
| 25-Nov-06 | 5.86160% | 25-Jan-11 | 5.86163% |
| 25-Dec-06 | 5.86161% | 25-Feb-11 | 5.86163% |
| 25-Jan-07 | 5.86161% | 25-Mar-11 | 5.86162% |
| 25-Feb-07 | 5.86161% | 25-Apr-11 | 5.86162% |
| 25-Mar-07 | 5.86162% | 25-May-11 | 5.86161% |
| 25-Apr-07 | 5.86162% | 25-Jun-11 | 5.86161% |
| 25-May-07 | 5.86162% | 25-Jul-11 | 5.86161% |
| 25-Jun-07 | 5.86162% | 25-Aug-11 | 5.86160% |
| 25-Jul-07 | 5.86163% | 25-Sep-11 | 5.86160% |
| 25-Aug-07 | 5.86163% | 25-Oct-11 | 5.86159% |
| 25-Sep-07 | 5.86163% | 25-Nov-11 | 5.86159% |
| 25-Oct-07 | 5.86163% | 25-Dec-11 | 5.86158% |
| 25-Nov-07 | 5.86164% | 25-Jan-12 | 5.86158% |
| 25-Dec-07 | 5.86164% | 25-Feb-12 | 5.86157% |
| 25-Jan-08 | 5.86164% | 25-Mar-12 | 5.86157% |
| 25-Feb-08 | 5.86164% | 25-Apr-12 | 5.86156% |
| 25-Mar-08 | 5.86164% | 25-May-12 | 5.86155% |
| 25-Apr-08 | 5.86165% | 25-Jun-12 | 5.86155% |
| 25-May-08 | 5.86165% | 25-Jul-12 | 5.86154% |
| 25-Jun-08 | 5.86165% | 25-Aug-12 | 5.86153% |
| 25-Jul-08 | 5.86165% | 25-Sep-12 | 5.86152% |
| 25-Aug-08 | 5.86165% | 25-Oct-12 | 5.86152% |
| 25-Sep-08 | 5.86165% | 25-Nov-12 | 5.86151% |
| 25-Oct-08 | 5.86165% | 25-Dec-12 | 5.86150% |
| 25-Nov-08 | 5.86165% | 25-Jan-13 | 5.86149% |
| 25-Dec-08 | 5.86166% | 25-Feb-13 | 5.86148% |
| 25-Jan-09 | 5.86166% | 25-Mar-13 | 5.86148% |
| 25-Feb-09 | 5.86166% | 25-Apr-13 | 5.86147% |
| 25-Mar-09 | 5.86166% | 25-May-13 | 5.86146% |

(1) Calculated on a 30/360 basis.

| Distribution Date | WAC Cap[1] |
|---|---|
| 25-Jun-13 | 5.86145% |
| 25-Jul-13 | 5.86144% |
| 25-Aug-13 | 5.86143% |
| 25-Sep-13 | 5.86142% |
| 25-Oct-13 | 5.86141% |
| 25-Nov-13 | 5.86139% |
| 25-Dec-13 | 5.86138% |
| 25-Jan-14 | 5.86137% |
| 25-Feb-14 | 5.86136% |
| 25-Mar-14 | 5.86135% |
| 25-Apr-14 | 5.86133% |
| 25-May-14 | 5.86132% |
| 25-Jun-14 | 5.86131% |
| 25-Jul-14 | 5.86129% |
| 25-Aug-14 | 5.86128% |
| 25-Sep-14 | 5.86126% |
| 25-Oct-14 | 5.86125% |
| 25-Nov-14 | 5.86123% |
| 25-Dec-14 | 5.86122% |
| 25-Jan-15 | 5.86120% |

(1) Calculated on a 30/360 basis.

# $5,172,000
### (Approximate)
# GSAA Home Equity Trust 2005-1
# GS Mortgage Securities Corp., Depositor
### Asset-Backed Certificates

## *Overview of the Offered Certificates*

| Certificates | Approximate Initial Principal Balance (1)(2) | Certificate Type | Credit Support(3) | Initial Pass-Through Rate (4) | Average Life (yrs)(5) | Principal Payment Window (5)(6) | Ratings Moody's/S&P |
|---|---|---|---|---|---|---|---|
| B-3 | $5,172,000 | Sub | 1.20% | [ ]% | 5.94 | 02/08 - 03/14 | NR/BB |

## *Overview of the Non-offered Certificates*

| Certificates | Approximate Initial Principal Balance (1)(2) | Certificate Type | Credit Support(3) | Initial Pass-Through Rate (4) | Average Life (yrs)(5) | Principal Payment Window (5)(6) | Ratings Moody's/S&P |
|---|---|---|---|---|---|---|---|
| AV-1 | $185,042,000 | Sr | 10.00% | LIBOR + [ ]% | 1.00 | 02/05 - 01/07 | Aaa/AAA |
| AF-2 | $124,208,000 | Sr | 10.00% | [ ]% | 3.00 | 01/07 - 06/09 | Aaa/AAA |
| AF-3 | $33,023,000 | Sr | 10.00% | [ ]% | 5.00 | 06/09 - 10/10 | Aaa/AAA |
| AF-4 | $76,609,000 | Sr | 10.00% | [ ]% | 8.47 | 10/10 - 09/14 | Aaa/AAA |
| AF-5 | $46,543,000 | Sr | 10.00% | [ ]% | 6.75 | 02/08 - 09/14 | Aaa/AAA |
| M-1 | $16,549,000 | Mez | 6.80% | [ ]% | 6.36 | 02/08 - 09/14 | Aa2/AA+ |
| M-2 | $12,411,000 | Mez | 4.40% | [ ]% | 6.36 | 02/08 - 09/14 | A2/AA |
| B-1 | $6,206,000 | Sub | 3.20% | [ ]% | 6.36 | 02/08 - 09/14 | Baa2/A |
| B-2 | $5,171,000 | Sub | 2.20% | [ ]% | 6.34 | 02/08 - 09/14 | Baa3/BBB+ |
| **Total** | **$505,762,000** | | | | | | |

(1) The initial aggregate principal balance of the Certificates will be subject to an upward or downward variance of no more than approximately 5%.
(2) The principal balance of the Certificates is calculated using the scheduled principal balance of the Mortgage Loans as of the Statistical Calculation Date rolled 1 month forward at 5% CPR.
(3) Fully funded Overcollateralization of approximately 1.20%
(4) See the "Structure of the Certificates" section of this term sheet for more information on the Pass-Through Rates of the Certificates.
(5) Assuming payment based on the pricing speeds outlined in "Key Terms – Pricing Prepayment Assumption" and to a 10% Optional Clean-up Call on the Certificates.
(6) The Final Scheduled Distribution Date for the Certificates is the Distribution Date in November 2034.

## *Selected Mortgage Pool Data* (7)

| | Aggregate |
|---|---|
| **Scheduled Principal Balance:** | $519,897,003 |
| **Number of Mortgage Loans:** | 2,907 |
| **Average Scheduled Principal Balance:** | $178,843 |
| **Weighted Average Gross Coupon:** | 6.367% |
| **Weighted Average Net Coupon(8):** | 5.862% |
| **Weighted Average FICO Score:** | 667 |
| **Weighted Average Original LTV Ratio:** | 69.49% |
| **Weighted Average Std. Remaining Term (Months):** | 314 |
| **Weighted Average Seasoning (Months):** | 3 |

(7) All percentages calculated herein are percentages of scheduled principal balances as of the Statistical Calculation Date.
(8) The Weighted Average Net Coupon is equivalent to the Weighted Average Gross Coupon less the Servicing Fee and the Trustee Fee.

## *Features of the Transaction*

- The mortgage loans in the transaction consist of Alt-A type, fixed rate, first lien, residential mortgage loans (the "Mortgage Loans") originated by Wells Fargo Bank, N.A. ("Wells Fargo").
- Credit support for the Certificates will be provided through a senior/subordinate structure, fully funded overcollaterization of approximately 1.20%, excess spread and mortgage insurance.
- The Mortgage Loans will be serviced by Wells Fargo Home Mortgage ("WFHM").
- None of the Mortgage Loans are classified as (a) "high cost" loans under the Home Ownership and Equity Protection Act of 1994, as amended or (b) "high cost" loans under any other applicable state, federal or local law.
- None of the Mortgage Loans secured by a property in the state of Georgia were originated between October 1, 2002 and March 7, 2003.
- The transaction will be modeled on INTEX as GSAA0501 and on Bloomberg as GSAA 2005-1.

## *Time Table*

| | |
|---|---|
| **Expected Closing Date:** | On or before January 28, 2005 |
| **Cut-off Date:** | January 1, 2005 |
| **Statistical Calculation Date:** | December 1, 2004 |
| **Expected Pricing Date:** | On or before January 12, 2005 |
| **First Distribution Date:** | February 25, 2005 |

## *Key Terms*

| | |
|---|---|
| **Offered Certificates:** | Class B-3 Certificates |
| **Non-offered Certificates:** | Class AV-1, AF-2, AF-3, AF-4, AF-5, M-1, M-2, B-1 and B-2 Certificates |
| **Class A Certificates:** | Class AV-1, AF-2, AF-3, AF-4, and AF-5 Certificates |
| **Fixed Rate Certificates:** | Class AF-2, AF-3, AF-4, AF-5, M-1, M-2, B-1, B-2 and B-3 Certificates |
| **Variable Rate Certificates:** | Class AV-1 Certificates |
| **Subordinate Certificates:** | Class M-1, M-2, B-1, B-2 and B-3 Certificates |
| **Class AF-5 Certificates:** | The Class AF-5 Certificates will be "lock-out" certificates. The Class AF-5 Certificates generally will not receive any portion of principal payment until the February 2008 distribution Date. Thereafter, they will receive an increasing percentage of their *pro-rata* share of principal payable to the Certificates based on a schedule |
| **Depositor:** | GS Mortgage Securities Corp. |
| **Manager:** | Goldman, Sachs & Co. |
| **Servicer:** | Wells Fargo Home Mortgage |

**Trustee:** Deutsche Bank National Trust Company

**Servicing Fee:** 50 bps

**Trustee Fee:** 0.50 bps

**Distribution Date:** $25^{th}$ day of the month or the following business day

**Record Date:** For any Distribution Date, the last business day of the Interest Accrual Period

**Delay Days:** 24 days for the Fixed Rate Certificates
0 day delay on the Variable Rate Certificates

**Day Count:** 30/360 basis on the Fixed Rate Certificates and actual/360 basis on the Variable Rate Certificates

**Interest Accrual Period:** For the Fixed Rate Certificates, the calendar month immediately preceding the then current Distribution Date. For the Variable Rate Certificates, from the prior Distribution Date to the day prior to the current Distribution Date except for the initial accrual period for which interest will accrue from the Closing Date

**Pricing Prepayment Assumption:** CPR starting at 10% CPR in the loan's first month, increasing to 20% CPR in month 12 (a 0.909% increase per month), and remaining at 20% CPR thereafter

**Due Period:** For the Mortgage Loans, the period commencing on the second day of the calendar month preceding the month in which the Distribution Date occurs and ending on the first day of the calendar month in which Distribution Date occurs

**Mortgage Loans:** The trust will consist of Alt-A type, fixed rate, first lien residential mortgage loans with an approximate, scheduled principal balance of $519,897,003 as of the Statistical Calculation Date

**Servicer Advancing:** Yes as to principal and interest, subject to recoverability

**Excess Spread:** The initial weighted average net coupon of the mortgage pool will be greater than the interest payments on the Certificates, resulting in excess cash flow calculated in the following manner based on the collateral as of the Statistical Calculation Date rolled 1 month forward at 5% CPR.

| | |
|---|---|
| Initial Gross WAC [1]: | 6.3665% |
| Less Fees & Expenses [2]: | 0.5050% |
| Net WAC [1]: | 5.8615% |
| Less Initial Certificate Coupon (Approx.)[1][3]: | 4.0277% |
| Initial Excess Spread [1]: | 1.8338% |

(1) This amount will vary on each distribution date based on changes to the weighted average interest rate on the Mortgage Loans as well as any changes in day count.

(2) Includes the Servicing Fee and Trustee Fee.

(3) Assumes 1-month LIBOR equal to 2.50925%, initial marketing spreads and a 30-day month. This amount will vary on each distribution date based on changes to the weighted average Pass-Through Rates on the Certificates as well as any changes in day count.

**Compensating Interest:** The Servicer shall provide compensating interest equal to the lesser of (A) the aggregate of the prepayment interest shortfalls on the Mortgage Loans resulting from voluntary principal prepayments on the Mortgage Loans during the month prior to the month in which the related

*Distribution Date occurs and (B) one-half of the aggregate Servicing Fee received by the* Servicer for that Distribution Date

**Optional Clean-up Call:** The transaction has a 10% optional clean-up call

**Rating Agencies:** Moody's Investors Service and Standard & Poor's Ratings Group

**Minimum Denomination:** $50,000 with regard to each of the Offered Certificates

**Legal Investment:** It is anticipated that the Offered Certificates will not be SMMEA eligible

**ERISA Eligible:** No

**Tax Treatment:** The Offered Certificates represent REMIC regular interests and, to a limited extent, interests in certain basis risk interest carryover payments pursuant to the payment priorities in the transaction, which interest in certain basis risk interest carryover payments will be treated for tax purposes as an interest rate cap contract.

**Offering Circular:** The Offered Certificates will be offered pursuant to an Offering Circular. Complete information with respect to the Offered Certificates and the collateral securing them will be contained in the Offering Circular. The information herein is qualified in its entirety by the information appearing in the Offering Circular. To the extent that the information herein is inconsistent with the Offering Circular, the Offering Circular shall govern in all respects. Sales of the Offered Certificates may not be consummated unless the purchaser has received the Offering Circular. The securities described herein will not be registered with the Securities and Exchange Commission but will be sold pursuant to Rule 144A under the Securities Act of 1933.

PLEASE SEE "RISK FACTORS" IN THE PROSPECTUS AND OFFERING CIRCULAR FOR A DESCRIPTION OF INFORMATION THAT SHOULD BE CONSIDERED IN CONNECTION WITH AN INVESTMENT IN THE OFFERED CERTIFICATES

## Structure of the Certificates

### Description of Principal and Interest Distributions

Principal will be paid as described in the "Principal Distributions on the Certificates" section of this term sheet. Prior to the Step-Down Date, or so long as a Trigger Event is in effect, principal will be paid to the Certificates as described herein. On or after the Step-Down Date, so long as no Trigger Event is in effect, the Certificates will be paid, in order of seniority, principal only to the extent necessary to maintain their credit enhancement target. Excess interest will be available to maintain the overcollateralization (which is one component of the credit support available to the Certificateholders).

Interest on the Variable Rate Certificates will be paid monthly at a rate of one-month LIBOR plus a margin, subject to the WAC Cap as described below. Interest on the Fixed Rate Certificates will be paid monthly at a specified rate, subject to the WAC Cap as described below. Interest on the Class AF-4 Certificates, the Class AF-5 Certificates and the Subordinate Certificates will be paid monthly at a specified rate that will step up after the Optional Clean-up Call is first exercisable, subject to the WAC Cap as described below. The interest paid to each class of Offered and Non-Offered Certificates will be reduced by their allocable share of prepayment interest shortfalls not covered by compensating interest and shortfalls resulting from the application of Servicemembers Civil Relief Act (or any similar state statute) allocated to such class. Any reductions in the Pass-Through Rate on the Offered and Non-Offered Certificates attributable to the WAC Cap will be carried forward with interest at the applicable Pass-Through Rate as described below and will be payable after payment of all required principal payments on such future Distribution Dates. Such carry forward will not be paid back after the certificate principal balance of the applicable class has been reduced to zero.

### Definitions

***Credit Enhancement.*** The Certificates are credit enhanced by (1) the Net Monthly Excess Cash Flow from the Mortgage Loans, (2) approximately 1.20% overcollateralization (funded upfront) (after the Step-Down Date, so long as a Trigger Event is not in effect, the required overcollateralization will equal 2.40% of the aggregate scheduled principal balance of the Mortgage Loans as of the last day of the related Due Period, subject to a floor equal to 0.50% of the aggregate initial balance of the Mortgage Loans as of the Cut-off Date), and (3) subordination of distributions on the more subordinate classes of certificates to the required distributions on the more senior classes of certificates.

***Mortgage Insurance.*** As of the Statistical Calculation Date substantially all of the Mortgage Loans with LTVs greater than 80% are covered by borrower paid mortgage insurance.

***Credit Enhancement Percentage Before Step-Down.*** For any Distribution Date, the percentage obtained by dividing (x) the aggregate certificate principal balance of the subordinate certificates (including any overcollateralization and taking into account the distributions of the Principal Distribution Amount for such Distribution Date) by (y) the aggregate scheduled principal balance of the Mortgage Loans as of the last day of the related Due Period.

***Step-Down Date.*** The earlier of (A) the date on which the principal balance of the Class A Certificates has been reduced to zero and (B) the later to occur of:

(x) the Distribution Date occurring in February 2008; and

(y) the first Distribution Date on which the Credit Enhancement Percentage for the Class A Certificates is greater than or equal to 20.00%.

| Class | Initial Credit Enhancement Percentage | Step-Down Credit Enhancement Percentage |
|---|---|---|
| A | 10.00% | 20.00% |
| M-1 | 6.80% | 13.60% |
| M-2 | 4.40% | 8.80% |
| B-1 | 3.20% | 6.40% |
| B-2 | 2.20% | 4.40% |
| B-3 | 1.20% | 2.40% |

***Trigger Event.*** A Trigger Event is in effect on any Distribution Date if (i) on that Distribution Date the 60 Day+ Rolling Average equals or exceeds 30% of the prior period's Credit Enhancement Percentage to be specified in the Prospectus (the 60 Day+ Rolling Average will equal the rolling three month average percentage of Mortgage Loans that are 60 or more days delinquent, including loans in foreclosure and REO and Mortgage Loans where the mortgagor has filed for bankruptcy) or *(ii) during such period, the aggregate amount of realized losses incurred since the Cut-off Date through the last day of the* related prepayment period divided by the aggregate scheduled principal balance of the Mortgage Loans as of the Cut-off Date (the "Cumulative Realized Loss Percentage") exceeds the amounts set forth below:

| Distribution Date | Cumulative Realized Loss Percentage: |
|---|---|
| February 2008 – January 2009 | 0.75% for the first month, plus an additional 1/12th of 0.250% for each month thereafter (e.g., approximately 0.771% in March 2008) |
| February 2009 – January 2010 | 1.00%for the first month, plus an additional 1/12th of 0.250% for each month thereafter (e.g., approximately 1.021% in March 2009) |
| February 2010 – January 2011 | 1.25% for the first month, plus an additional 1/12th of 0.050% for each month thereafter (e.g., approximately 1.254% in March 2010) |
| February 2011 and thereafter | 1.30% |

***Step-Up Coupons.*** If the Optional Clean-up Call is not exercised on the date it is first exercisable, the Pass-Through Rate on the Class AF-4, Class AF-5 and each class of Subordinate Certificates will increase by 0.50% per annum.

***Class AV-1 Pass-Through Rate.*** The Class AV-1Certificates will accrue interest at a variable rate equal to the lesser of (i) one-month LIBOR plus [ ]% and (ii) the WAC Cap calculated on an actual/360 basis.

***Class AF-2 Pass-Through Rate.*** The Class AF-2 Certificates will accrue interest at a per annum interest rate equal to the lesser of (i) [ ]% and (ii) the WAC Cap.

***Class AF-3 Pass-Through Rate.*** The Class AF-3 Certificates will accrue interest at a per annum interest rate equal to the lesser of (i) [ ]% and (ii) the WAC Cap.

***Class AF-4 Pass-Through Rate.*** The Class AF-4 Certificates will accrue interest at a per annum interest rate equal to the lesser of (i) [ ]% (plus 0.50% after the first Distribution Date on which the Optional Clean-up Call is exercisable) and (ii) the WAC Cap.

***Class AF-5 Pass-Through Rate.*** The Class AF-5 Certificates will accrue interest at a per annum interest rate equal to the lesser of (i) [ ]% (plus 0.50% after the first Distribution Date on which the Optional Clean-up Call is exercisable) and (ii) the WAC Cap.

***Class M-1 Pass-Through Rate.*** The Class M-1 Certificates will accrue interest at a per annum interest rate equal to the lesser of (i) [ ]% (plus 0.50% after the first Distribution Date on which the Optional Clean-up Call is exercisable) and (ii) the WAC Cap.

***Class M-2 Pass-Through Rate.*** The Class M-2 Certificates will accrue interest at a per annum interest rate equal to the lesser of (i) [ ]% (plus 0.50% after the first Distribution Date on which the Optional Clean-up Call is exercisable) and (ii) the WAC Cap.

***Class B-1 Pass-Through Rate.*** The Class B-1 Certificates will accrue interest at a per annum interest rate equal to the lesser of (i) [ ]% (plus 0.50% after the first Distribution Date on which the Optional Clean-up Call is exercisable) and (ii) the WAC Cap.

***Class B-2 Pass-Through Rate.*** The Class B-2 Certificates will accrue interest at a per annum interest rate equal to the lesser of (i) [ ]% (plus 0.50% after the first Distribution Date on which the Optional Clean-up Call is exercisable) and (ii) the WAC Cap.

***Class B-3 Pass-Through Rate.*** The Class B-3 Certificates will accrue interest at a per annum interest rate equal to the lesser of (i) [ ]% (plus 0.50% after the first Distribution Date on which the Optional Clean-up Call is exercisable) and (ii) the WAC Cap.

***WAC Cap.*** As to any Distribution Date, a per annum rate equal to the weighted average gross rate of the Mortgage Loans in effect on the beginning of the related Due Period less the Trustee Fee and the Servicing Fee.

***Class A Basis Risk Carry Forward Amount.*** As to any Distribution Date where the pass-through rate for such related Certificates is limited by the WAC Cap, the supplemental interest amount for the Class A Certificates will equal the sum of: (i) the excess, if any, that the related class of Class A Certificates, as applicable, would otherwise be due at the related Pass-Through Rate (without regard to the WAC Cap) over interest due on such class of Class A Certificates at a rate equal to the WAC Cap (in the case of the Class AV-1 Certificates, calculated on an actual/360 basis); (ii) any Basis Risk Carry Forward Amount for such class of Class A Certificates, as applicable, remaining unpaid from prior Distribution Dates, and (iii) interest on the amount in clause (ii) at the related Pass-Through Rate for such class of Class A Certificates (without regard to the WAC Cap).

***Class M-1, M-2, B-1, B-2 and B-3 Basis Risk Carry Forward Amounts.*** As to any Distribution Date where the pass-through rate for such related Certificates is limited by the WAC Cap, the supplemental interest amount for each of the Class M-1, M-2, B-1, B-2 and B-3 Certificates will equal the sum of (i) the excess, if any, of interest that would otherwise be due on such class of certificates at such certificates' applicable Pass-Through Rate (without regard to the WAC Cap) over interest due on such class of certificates at a rate equal to the WAC Cap, (ii) any Basis Risk Carry Forward Amount for such class remaining unpaid for such certificate from prior Distribution Dates, and (iii) interest on the amount in clause (ii) at the certificates' applicable Pass-Through Rate (without regard to the WAC Cap).

***Accrued Certificate Interest.*** For each class of Certificate on any Distribution Date, the amount of interest accrued during the related Interest Accrual Period on the related class certificate balance immediately prior to such Distribution Date at the related Pass-Through Rate as reduced by that class's share of net prepayment interest shortfalls and any shortfalls resulting from the application of the Servicemembers Civil Relief Act or any similar state statutes.

***Interest Remittance Amount on the Certificates.*** For any Distribution Date, the portion of funds available for distribution on such Distribution Date attributable to interest received or advanced on the Mortgage Loans less the Servicing Fee and the Trustee Fee.

***Principal Remittance Amount.*** On any Distribution Date, the sum of:

(i) all scheduled payments of principal due during the related Due Period and received by the Servicer on or prior to the related determination date or advanced by the Servicer on the related Servicer remittance date,

(ii) the principal portion of all partial and full prepayments received during the month prior to the month during which such Distribution Date occurs,

(iii) the principal portion of all net liquidation proceeds, net condemnation proceeds and net insurance proceeds received during the month prior to the month during which such Distribution Date occurs,

(iv) the principal portion of the repurchase price for any repurchased Mortgage Loans, the repurchase obligation for which arose during the month prior to the month during which such Distribution Date occurs and that were repurchased during the period from the prior Distribution Date through the Servicer remittance date prior to such Distribution Date,

(v) the principal portion of substitution adjustments received in connection with the substitution of a Mortgage Loan as of such Distribution Date, and

(vi) the principal portion of the termination price if the Optional Clean-Up Call is exercised.

***Principal Distribution Amount.*** On any Distribution Date, the sum of (i) the Basic Principal Distribution Amount and (ii) the Extra Principal Distribution Amount.

***Basic Principal Distribution Amount.*** On any Distribution Date, the excess of (i) the aggregate Principal Remittance Amount over (ii) the Excess Subordinated Amount, if any.

***Extra Principal Distribution Amount.*** For any Distribution Date, the lesser of (i) the excess of (x) interest collected or advanced on the Mortgage Loans for each Distribution Date (less the Servicing Fee and the Trustee Fee) and available for distribution during the related due period, over (y) the sum of interest payable on the Certificates on such Distribution Date and (ii) the overcollateralization deficiency amount for such Distribution Date.

***Net Monthly Excess Cashflow.*** For any Distribution Date is the amount of available funds for such Distribution Date remaining after making all payments of interest and principal to the certificates from the Interest Remittance Amount and Principal Remittance Amount, respectively.

***Excess Subordinated Amount.*** For any Distribution Date, means the excess, if any of (i) the actual overcollateralization, over (ii) the required overcollateralization for such Distribution Date.

**Class A Principal Distribution Amount.** An amount equal to the excess of (x) the aggregate certificate principal balance of the Class A Certificates immediately prior to such Distribution Date over (y) the lesser of (A) the product of (1) approximately 80.00% and (2) the aggregate scheduled principal balance of the Mortgage Loans for such Distribution Date and (B) the aggregate scheduled principal balance of the Mortgage Loans for such Distribution Date minus 0.50% of the aggregate scheduled principal balance of the Mortgage Loans as of the Cut-off Date.

***Class AF-5 Calculation Percentage.*** For any Distribution Date will be the fraction, expressed as a percentage, the numerator of which is the certificate principal balance of the Class AF-5 Certificates and the denominator of which is the aggregate certificate principal balance of the Class A Certificates, in each case before giving effect to distributions of principal on that Distribution Date.

***Class AF-5 Lockout Distribution Amount:*** For any Distribution Date will be an amount equal to the product of (i) the Class AF-5 Calculation Percentage for that Distribution Date, (ii) the Class AF-5 Lockout Percentage for that Distribution Date and (iii) the principal allocable to the Class A Certificates for that Distribution Date. In no event shall the Class AF-5 Lockout Distribution Amount exceed the outstanding certificate principal balance for the Class AF-5 Certificates or the Class A Principal Distribution Amount for the applicable Distribution Date.

***Class AF-5 Lockout Percentage:*** For each Distribution Date will be as follows:

| Distribution Date (Months) | Lockout Percentage |
|---|---|
| 1 to 36 | 0% |
| 37 to 60 | 45% |
| 61 to 72 | 80% |
| 73 to 84 | 100% |
| 85 and thereafter | 300% |

***Class M-1 Principal Distribution Amount.*** An amount equal to the excess of: (x) the sum of: (A) the aggregate certificate principal balance of the Class A Certificates (after taking into account any payment of the Class A Principal Distribution Amount on such Distribution Date) and (B) the certificate principal balance of the Class M-1 Certificates immediately prior to such Distribution Date, over (y) the lesser of: (A) the product of (i) approximately 86.40% and (ii) the aggregate scheduled principal balance of the Mortgage Loans for such Distribution Date, and (B) the excess, if any, of the aggregate scheduled principal balance of the Mortgage Loans for such Distribution Date over 0.50% of the aggregate scheduled principal balance of the Mortgage Loans as of the Cut-off Date.

***Class M-2 Principal Distribution Amount.*** An amount equal to the excess of: (x) the sum of: (A) the aggregate certificate principal balance of the Class A Certificates (after taking into account any payment of the Class A Principal Distribution Amount on such Distribution Date), (B) the certificate principal balance of the Class M-1 Certificates (after taking into account any payment of the Class M-1 Principal Distribution Amount on such Distribution Date), and (C) the certificate principal balance of the Class M-2 Certificates immediately prior to such Distribution Date, over (y) the lesser of: (A) the product of (i) approximately 91.20% and (ii) the aggregate scheduled principal balance of the Mortgage Loans for such Distribution Date, and (B) the excess, if any, of the aggregate scheduled principal balance of the Mortgage Loans for such Distribution Date over 0.50% of the aggregate scheduled principal balance of the Mortgage Loans as of the Cut-off Date.

***Class B-1 Principal Distribution Amount.*** An amount equal to the excess of: (x) the sum of: (A) the aggregate certificate principal balance of the Class A Certificates (after taking into account any payment of the Class A Principal Distribution Amount on such Distribution Date), (B) the certificate principal balance of the Class M-1 Certificates (after taking into account any payment of the Class M-1 Principal Distribution Amount on such Distribution Date), (C) the certificate principal balance of the Class M-2 Certificates (after taking into account any payment of the Class M-2 Principal Distribution Amount on such Distribution Date), and (D) the certificate principal balance of the Class B-1 Certificates immediately prior to such Distribution Date, over (y) the lesser of: (A) the product of (i) approximately 93.60% and (ii) the aggregate scheduled principal balance of the Mortgage Loans for such Distribution Date, and (B) the excess, if any, of the aggregate scheduled principal balance of the Mortgage Loans for such Distribution Date over 0.50% of the aggregate scheduled principal balance of the Mortgage Loans as of the Cut-off Date.

***Class B-2 Principal Distribution Amount.*** An amount equal to the excess of: (x) the sum of: (A) the aggregate certificate principal balance of the Class A Certificates (after taking into account any payment of the Class A Principal Distribution Amount on such Distribution Date), (B) the certificate principal balance of the Class M-1 Certificates (after taking into account any payment of the Class M-1 Principal Distribution Amount on such Distribution Date), (C) the certificate principal balance of the Class M-2 Certificates (after taking into account any payment of the Class M-2 Principal Distribution Amount on such Distribution Date), (D) the certificate principal balance of the Class B-1 Certificates (after taking into account any payment of the Class B-1 Principal Distribution Amount on such Distribution Date), and (E) the certificate principal balance of the Class B-2 Certificates immediately prior to such Distribution Date, over (y) the lesser of: (A) the product of (i) approximately 95.60% and (ii) the aggregate scheduled principal balance of the Mortgage Loans for such Distribution Date, and (B) the excess, if any, of the aggregate scheduled principal balance of the Mortgage Loans for such Distribution Date over 0.50% of the aggregate scheduled principal balance of the Mortgage Loans as of the Cut-off Date.

***Class B-3 Principal Distribution Amount.*** An amount equal to the excess of: (x) the sum of: (A) the aggregate certificate principal balance of the Class A Certificates (after taking into account any payment of the Class A Principal Distribution Amount on such Distribution Date), (B) the certificate principal balance of the Class M-1 Certificates (after taking into account any payment of the Class M-1 Principal Distribution Amount on such Distribution Date), (C) the certificate principal balance of the Class M-2 Certificates (after taking into account any payment of the Class M-2 Principal Distribution Amount on such Distribution Date), (D) the certificate principal balance of the Class B-1 Certificates (after taking into account any payment of the Class B-1 Principal Distribution Amount on such Distribution Date), and (E) the certificate principal balance of the Class B-2 Certificates (after taking into account any payment of the Class B-2 Principal Distribution Amount on such Distribution Date), and (F) the certificate principal balance of the Class B-3 Certificates immediately prior to such Distribution Date, over (y) the lesser of: (A) the product of (i) approximately 97.60% and (ii) the aggregate scheduled principal balance of the Mortgage Loans for such Distribution Date, and (B) the excess, if any, of the aggregate scheduled principal balance of the Mortgage Loans for such Distribution Date over 0.50% of the aggregate scheduled principal balance of the Mortgage Loans as of the Cut-off Date.

***Realized Losses.*** With respect to any defaulted Mortgage Loan that is liquidated, the amount of loss realized equal to the portion of the principal balance remaining unpaid after application of all liquidation proceeds, insurance proceeds and condemnation awards, net of amounts reimbursable to the Servicer for the related advances and the Servicing Fee and the Trustee Fee in respect of such Mortgage Loan.

## Distributions

***Interest Distributions on the Certificates.*** On each Distribution Date, interest distributions from the Interest Remittance Amount will be distributed sequentially as follows:

(i) to the Class A Certificates, pro rata, their respective Accrued Certificate Interest,

(ii) to the Class A Certificates, pro rata, their respective unpaid Accrued Certificate Interest, if any, from prior Distribution Dates,

(iii) to the Class M-1 Certificates, their Accrued Certificate Interest,

(iv) to the Class M-2 Certificates, their Accrued Certificate Interest,

(v) to the Class B-1 Certificates, their Accrued Certificate Interest,

(vi) to the Class B-2 Certificates, their Accrued Certificate Interest, and

(vii) to the Class B-3 Certificates, their Accrued Certificate Interest.

***Principal Distributions on the Certificates.*** On each Distribution Date (a) prior to the Step-Down Date or (b) on which a Trigger Event is in effect, principal distributions from the Principal Distribution Amount will be allocated as follows:

(a) Sequentially,

- (i) to the Class AF-5 Certificates, an amount equal to the Class AF-5 Lockout Distribution Amount, and
- (ii) sequentially, to the Class AV-1, AF-2, AF-3, AF-4, and AF-5 Certificates, in that order, until their respective certificate principal balances have been reduced to zero;

(b) the portion of the available Principal Distribution Amount remaining after making the distributions described above in paragraph (a) will be distributed sequentially in the following order of priority:

- (i) to the Class M-1 Certificates, until their certificate principal balance has been reduced to zero,
- (ii) to the Class M-2 Certificates, until their certificate principal balance has been reduced to zero,
- (iii) to the Class B-1 Certificates, until their certificate principal balance has been reduced to zero,
- (iv) to the Class B-2 Certificates, until their certificate principal balance has been reduced to zero, and
- (v) to the Class B-3 Certificates, until their certificate principal balance has been reduced to zero.

On each Distribution Date (a) on or after the Step-Down Date and (b) on which a Trigger Event is not in effect, the principal distributions from the Principal Distribution Amount will be distributed sequentially as follows:

(a) To the Class A Certificates, the lesser of the Principal Distribution Amount and the Class A Principal Distribution Amount, sequentially as follows:

- (i) to the Class AF-5 Certificates, an amount equal to the Class AF-5 Lockout Distribution Amount, and
- (ii) sequentially, to the Class AV-1, AF-2, AF-3, AF-4, and AF-5 Certificates, in that order, until their respective certificate principal balances have been reduced to zero;

(b) the portion of the available Principal Distribution Amount remaining after making the distributions described above in paragraph (a) will be distributed sequentially in the following order of priority:

- (i) to the Class M-1 Certificates, the lesser of the remaining Principal Distribution Amount and the Class M-1 Principal Distribution Amount, until the certificate principal balance thereof has been reduced to zero,
- (ii) to the Class M-2 Certificates, the lesser of the remaining Principal Distribution Amount and the Class M-2 Principal Distribution Amount, until the certificate principal balance thereof has been reduced to zero,
- (iii) to the Class B-1 Certificates, the lesser of the remaining Principal Distribution Amount and the Class B-1 Principal Distribution Amount, until the certificate principal balance thereof has been reduced to zero,
- (iv) to the Class B-2 Certificates, the lesser of the remaining Principal Distribution Amount and the Class B-2 Principal Distribution Amount, until the certificate principal balance thereof has been reduced to zero, and

(v) to the Class B-3 Certificates, the lesser of the remaining Principal Distribution Amount and the Class B-3 Principal Distribution Amount, until the certificate principal balance thereof has been reduced to zero.

***Allocation of Net Monthly Excess Cashflow.*** For any Distribution Date, any Net Monthly Excess Cashflow shall be distributed sequentially as follows:

(i) to pay the holders of the Certificates in respect of principal and the Extra Principal Distribution Amount (in the order of priority as described above under "Principal Distributions on the Certificates"), until the targeted overcollateralization amount has been achieved,

(ii) to the Class M-1 Certificates, their unpaid interest shortfall amount,

(iii) to the Class M-2 Certificates, their unpaid interest shortfall amount,

(iv) to the Class B-1 Certificates, their unpaid interest shortfall amount,

(v) to the Class B-2 Certificates, their unpaid interest shortfall amount,

(vi) to the Class B-3 Certificates, their unpaid interest shortfall amount,

(vii) concurrently, any Class A Basis Risk Carry Forward Amount to the Class A Certificates pro rata, based on the Class A Basis Risk Carry Forward Amounts payable to each class of the Class A Certificates, and

(viii) sequentially, to Class M-1, M-2, B-1, B-2 and B-3 Certificates, in that order, in each case up to their respective unpaid remaining Basis Risk Carry Forward Amounts.

***Class A Principal Allocation.*** All principal distributions to the Class A Certificates on any Distribution Date will be allocated between the Class A Certificates as described above. From and after the Distribution Date on which the aggregate certificate principal balances of the Class M-1, M-2, B-1, B-2, B-3 Certificates and the overcollateralization have been reduced to zero, any principal distributions allocated to the Class A Certificates are required to be allocated pro rata to the Class A Certificates, based on their respective certificate principal balances.

***Allocation of Realized Losses.*** All Realized Losses on the Mortgage Loans will be allocated sequentially on each Distribution Date in the following order of priority, (i) to the excess cash flow, (ii) in reduction of the overcollateralization amount, and (iii) sequentially, to the Class B-3, B-2, B-1, M-2 and M-1 Certificates, in that order. An allocation of any Realized Losses to a subordinate or mezzanine certificate on any Distribution Date will be made by reducing its certificate principal balance, after taking into account all distributions made on such Distribution Date. Realized Losses will not be allocated to reduce the certificate principal balance of any class of Class A Certificates.

***Breakeven CDR Table for the Subordinate Certificates***

The assumptions for the breakeven CDR table below are as follows:

- The Pricing Prepayment Assumptions (as defined on page 3 above) are applied
- 1-month Forward LIBOR curves (as of close on January 3, 2005) are used
- 33% loss severity
- 100% advancing
- There is a 6 month lag in recoveries
- Priced to call with collateral losses calculated through the life of the applicable bond
- Certificates are priced as indicated below
- Based on preliminary spreads and balances

| | | First Dollar of Loss | 0% Return |
|---|---|---|---|
| **Class B-3** | **CDR (%)** | **3.40** | **3.90** |
| | **Yield (%)** | **8.8594** | **0.0989** |
| | **WAL (years)** | **8.49** | **7.32** |
| **Price = 81-27** | **Modified Duration** | **6.23** | **6.04** |
| | **Principal Window** | **07/13 - 07/13** | **06/13 - 06/13** |
| | **Principal Writedown** | **$17,701.26 (0.34%)** | **$3,072,863.16 (59.41%)** |
| | **Total Collat Loss** | **$19,832,800.96 (3.84%)** | **$22,430,479.07 (4.34%)** |

*Selected Mortgage Loan Data*

## The Mortgage Loans – All Collateral [1]

| | |
|---|---|
| Scheduled Principal Balance: | $519,897,003 |
| Number of Mortgage Loans: | 2,907 |
| Average Scheduled Principal Balance: | $178,843 |
| Weighted Average Gross Coupon: | 6.367% |
| Weighted Average Net Coupon[2]: | 5.862% |
| Weighted Average FICO Score: | 667 |
| Weighted Average Original LTV Ratio: | 69.49% |
| Weighted Average Stated Remaining Term (Months): | 314 |
| Weighted Average Seasoning (Months): | 3 |

(1) All percentages calculated herein are percentages of scheduled principal balances as of the Statistical Calculation Date.

(2) The Weighted Average Net Coupon is equivalent to the Weighted Average Gross Coupon less the Servicing Fee and the Trustee Fee.

## Distribution by Current Principal Balance

| Current Principal Balance | Number Of Loans | Principal Balance | Pct. Of Pool By Principal Balance | Weighted Avg. Gross Coupon | Weighted Avg. FICO | Avg. Principal Balance | Weighted Avg. Original LTV | Weighted Avg. Combined LTV | Pct. Full Doc | Pct. Owner Occupied |
|---|---|---|---|---|---|---|---|---|---|---|
| $50,000 & Below | 284 | $10,499,464 | 2.02% | 8.106% | 614 | $36,970 | 68.09% | 68.76% | 100.00% | 82.04% |
| $50,001 - $75,000 | 321 | 20,092,205 | 3.86 | 7.723 | 624 | 62,593 | 74.33 | 75.63 | 100.00 | 91.59 |
| $75,001 - $100,000 | 282 | 24,595,433 | 4.73 | 7.204 | 633 | 87,218 | 70.04 | 70.86 | 99.59 | 94.79 |
| $100,001 - $125,000 | 250 | 28,286,847 | 5.44 | 7.170 | 634 | 113,147 | 73.52 | 75.23 | 100.00 | 97.52 |
| $125,001 - $150,000 | 225 | 31,152,837 | 5.99 | 6.996 | 638 | 138,457 | 71.45 | 73.22 | 100.00 | 96.99 |
| $150,001 - $200,000 | 526 | 92,289,624 | 17.75 | 6.485 | 652 | 175,456 | 69.77 | 70.96 | 100.00 | 97.81 |
| $200,001 - $250,000 | 334 | 75,081,373 | 14.44 | 6.230 | 666 | 224,795 | 70.04 | 71.64 | 99.73 | 97.90 |
| $250,001 - $300,000 | 240 | 66,313,177 | 12.76 | 6.022 | 676 | 276,305 | 69.09 | 69.89 | 99.58 | 97.46 |
| $300,001 - $350,000 | 179 | 58,403,972 | 11.23 | 5.972 | 682 | 326,279 | 69.44 | 70.74 | 98.90 | 96.11 |
| $350,001 - $400,000 | 177 | 67,656,285 | 13.01 | 5.706 | 701 | 382,239 | 66.27 | 69.22 | 100.00 | 99.45 |
| $400,001 - $450,000 | 21 | 9,011,806 | 1.73 | 6.119 | 689 | 429,134 | 66.55 | 67.64 | 100.00 | 100.00 |
| $450,001 - $500,000 | 30 | 14,392,746 | 2.77 | 5.903 | 715 | 479,758 | 70.92 | 71.99 | 100.00 | 100.00 |
| $500,001 - $550,000 | 15 | 7,837,766 | 1.51 | 6.236 | 697 | 522,518 | 70.07 | 72.95 | 100.00 | 93.50 |
| $550,001 - $600,000 | 15 | 8,860,691 | 1.70 | 5.746 | 717 | 590,713 | 63.14 | 68.10 | 100.00 | 100.00 |
| $600,001 - $650,000 | 4 | 2,562,663 | 0.49 | 5.814 | 748 | 640,666 | 60.98 | 67.17 | 100.00 | 100.00 |
| $650,001 - $700,000 | 1 | 650,188 | 0.13 | 5.625 | 700 | 650,188 | 59.36 | 59.36 | 100.00 | 100.00 |
| $700,001 - $750,000 | 2 | 1,452,260 | 0.28 | 5.811 | 677 | 726,130 | 58.73 | 63.45 | 100.00 | 100.00 |
| $750,001 - $800,000 | 1 | 757,664 | 0.15 | 5.875 | 727 | 757,664 | 80.00 | 80.00 | 100.00 | 100.00 |
| **Total:** | **2,907** | **$519,897,003** | **100.00%** | **6.367%** | **667** | **$178,843** | **69.49%** | **71.08%** | **99.77%** | **97.13%** |

## Distribution by Current Rate

| Current Rate | Number Of Loans | Principal Balance | Pct. Of Pool By Principal Balance | Weighted Avg. Gross Coupon | Weighted Avg. FICO | Avg. Principal Balance | Weighted Avg. Original LTV | Weighted Avg. Combined LTV | Pct. Full Doc | Pct. Owner Occupied |
|---|---|---|---|---|---|---|---|---|---|---|
| 5.00% & Below | 141 | $38,839,621 | 7.47% | 4.879% | 730 | $275,458 | 54.68% | 57.49% | 99.17% | 100.00% |
| 5.01 - 5.50% | 329 | 94,213,560 | 18.12 | 5.358 | 726 | 286,363 | 61.35 | 63.60 | 100.00 | 99.38 |
| 5.51 - 6.00% | 421 | 102,219,750 | 19.66 | 5.814 | 694 | 242,802 | 67.02 | 69.03 | 99.69 | 98.03 |
| 6.01 - 6.50% | 450 | 85,545,426 | 16.45 | 6.336 | 650 | 190,101 | 71.23 | 72.66 | 100.00 | 97.98 |
| 6.51 - 7.00% | 533 | 86,683,123 | 16.67 | 6.808 | 633 | 162,633 | 74.43 | 75.79 | 99.89 | 96.25 |
| 7.01 - 7.50% | 340 | 46,205,266 | 8.89 | 7.289 | 621 | 135,898 | 76.54 | 77.26 | 98.96 | 93.48 |
| 7.51 - 8.00% | 278 | 31,739,165 | 6.10 | 7.807 | 615 | 114,170 | 78.94 | 79.52 | 100.00 | 92.59 |
| 8.01% & Above | 415 | 34,451,093 | 6.63 | 8.843 | 596 | 83,015 | 80.77 | 81.12 | 100.00 | 94.21 |
| **Total:** | **2,907** | **$519,897,003** | **100.00%** | **6.367%** | **667** | **$178,843** | **69.49%** | **71.08%** | **99.77%** | **97.13%** |

## Distribution by FICO

| Fico | Number Of Loans | Principal Balance | Pct. Of Pool By Principal Balance | Weighted Avg. Gross Coupon | Weighted Avg. FICO | Avg. Principal Balance | Weighted Avg. Original LTV | Weighted Avg. Combined LTV | Pct. Full Doc | Pct. Owner Occupied |
|---|---|---|---|---|---|---|---|---|---|---|
| 780 & Above | 113 | $30,011,569 | 5.77% | 5.473% | 790 | $265,589 | 58.98% | 62.45% | 100.00% | 98.29% |
| 760 - 779 | 138 | 35,615,292 | 6.85 | 5.493 | 769 | 258,082 | 61.61 | 65.00 | 100.00 | 99.04 |
| 740 - 759 | 116 | 30,405,495 | 5.85 | 5.566 | 750 | 262,116 | 64.23 | 67.11 | 100.00 | 94.82 |
| 720 - 739 | 134 | 31,402,927 | 6.04 | 5.698 | 730 | 234,350 | 66.95 | 69.70 | 99.35 | 95.60 |
| 700 - 719 | 146 | 37,047,859 | 7.13 | 5.664 | 709 | 253,752 | 64.89 | 66.76 | 98.39 | 97.75 |
| 680 - 699 | 232 | 46,710,801 | 8.98 | 5.980 | 689 | 201,340 | 69.97 | 72.49 | 99.31 | 96.01 |
| 660 - 679 | 306 | 57,474,007 | 11.05 | 6.182 | 670 | 187,824 | 72.55 | 74.49 | 100.00 | 97.07 |
| 640 - 659 | 338 | 56,821,074 | 10.93 | 6.584 | 649 | 168,110 | 73.13 | 74.12 | 99.82 | 96.93 |
| 620 - 639 | 338 | 54,385,164 | 10.46 | 6.766 | 629 | 160,903 | 73.18 | 73.78 | 100.00 | 97.68 |
| 600 - 619 | 320 | 47,750,588 | 9.18 | 7.042 | 609 | 149,221 | 74.24 | 74.73 | 100.00 | 97.17 |
| 580 - 599 | 265 | 36,981,553 | 7.11 | 7.160 | 590 | 139,553 | 72.06 | 72.30 | 100.00 | 97.33 |
| 560 - 579 | 289 | 39,740,176 | 7.64 | 7.128 | 570 | 137,509 | 71.90 | 72.07 | 100.00 | 97.45 |
| 540 - 559 | 115 | 11,377,762 | 2.19 | 8.012 | 551 | 98,937 | 68.03 | 68.41 | 100.00 | 96.99 |
| 520 - 539 | 38 | 3,104,852 | 0.60 | 9.439 | 530 | 81,707 | 69.07 | 69.07 | 100.00 | 98.76 |
| N/A | 19 | 1,067,885 | 0.21 | 9.862 | N/A | 56,204 | 67.51 | 67.51 | 100.00 | 100.00 |
| **Total:** | **2,907** | **$519,897,003** | **100.00%** | **6.367%** | **667** | **$178,843** | **69.49%** | **71.08%** | **99.77%** | **97.13%** |

## Distribution by Original LTV

| Original LTV | Number Of Loans | Principal Balance | Pct. Of Pool By Principal Balance | Weighted Avg. Gross Coupon | Weighted Avg. FICO | Avg. Principal Balance | Weighted Avg. Original LTV | Weighted Avg. Combined LTV | Pct. Full Doc | Pct. Owner Occupied |
|---|---|---|---|---|---|---|---|---|---|---|
| 40.00% & Below | 170 | $25,258,194 | 4.86% | 5.824% | 698 | $148,578 | 32.63% | 35.20% | 99.61% | 93.96% |
| 40.01 - 50.00% | 199 | 37,820,659 | 7.27 | 5.836 | 693 | 190,054 | 45.73 | 47.22 | 100.00 | 98.09 |
| 50.01 - 60.00% | 297 | 60,259,739 | 11.59 | 5.833 | 692 | 202,895 | 55.62 | 56.85 | 100.00 | 97.16 |
| 60.01 - 70.00% | 588 | 120,495,619 | 23.18 | 5.977 | 675 | 204,925 | 65.87 | 67.32 | 99.47 | 96.04 |
| 70.01 - 80.00% | 1,031 | 184,650,015 | 35.52 | 6.495 | 658 | 179,098 | 77.33 | 79.76 | 99.74 | 96.98 |
| 80.01 - 85.00% | 282 | 47,387,102 | 9.11 | 7.004 | 638 | 168,039 | 84.25 | 84.44 | 100.00 | 98.86 |
| 85.01 - 90.00% | 254 | 32,988,368 | 6.35 | 7.590 | 640 | 129,875 | 89.61 | 89.65 | 100.00 | 99.72 |
| 90.01 - 95.00% | 72 | 9,307,853 | 1.79 | 7.985 | 662 | 129,276 | 94.89 | 94.89 | 100.00 | 100.00 |
| 95.01 - 100.00% | 14 | 1,729,453 | 0.33 | 8.309 | 663 | 123,532 | 99.81 | 99.81 | 100.00 | 100.00 |
| **Total:** | **2,907** | **$519,897,003** | **100.00%** | **6.367%** | **667** | **$178,843** | **69.49%** | **71.08%** | **99.77%** | **97.13%** |

## Distribution by Document Type

| Document Type | Number Of Loans | Principal Balance | Pct. Of Pool By Principal Balance | Weighted Avg. Gross Coupon | Weighted Avg. FICO | Avg. Principal Balance | Weighted Avg. Original LTV | Weighted Avg. Combined LTV | Pct. Full Doc | Pct. Owner Occupied |
|---|---|---|---|---|---|---|---|---|---|---|
| Full Doc | 2,902 | $518,675,658 | 99.77% | 6.367% | 667 | $178,730 | 69.49% | 71.08% | 100.00% | 97.12% |
| No Doc | 3 | 741,464 | 0.14 | 5.539 | 697 | 247,155 | 59.57 | 59.57 | 0.00 | 100.00 |
| Stated Income | 2 | 479,881 | 0.09 | 7.125 | 712 | 239,940 | 80.00 | 88.48 | 0.00 | 100.00 |
| **Total:** | **2,907** | **$519,897,003** | **100.00%** | **6.367%** | **667** | **$178,843** | **69.49%** | **71.08%** | **99.77%** | **97.13%** |

## Distribution by Loan Purpose

| Loan Purpose | Number Of Loans | Principal Balance | Pct. Of Pool By Principal Balance | Weighted Avg. Gross Coupon | Weighted Avg. FICO | Avg. Principal Balance | Weighted Avg. Original LTV | Weighted Avg. Combined LTV | Pct. Full Doc | Pct. Owner Occupied |
|---|---|---|---|---|---|---|---|---|---|---|
| Cashout Refi | 2,200 | $393,168,896 | 75.62% | 6.398% | 659 | $178,713 | 69.18% | 70.22% | 99.81% | 97.31% |
| Purchase | 375 | 63,899,789 | 12.29 | 6.511 | 692 | 170,399 | 76.67 | 81.61 | 99.25 | 96.18 |
| Rate/term Refi | 332 | 62,828,318 | 12.08 | 6.020 | 697 | 189,242 | 64.06 | 65.77 | 100.00 | 96.97 |
| Total: | 2,907 | $519,897,003 | 100.00% | 6.367% | 667 | $178,843 | 69.49% | 71.08% | 99.77% | 97.13% |

## Distribution by Occupancy Status

| Occupancy Status | Number Of Loans | Principal Balance | Pct. Of Pool By Principal Balance | Weighted Avg. Gross Coupon | Weighted Avg. FICO | Avg. Principal Balance | Weighted Avg. Original LTV | Weighted Avg. Combined LTV | Pct. Full Doc | Pct. Owner Occupied |
|---|---|---|---|---|---|---|---|---|---|---|
| Non Owner | 127 | $12,650,273 | 2.43% | 7.194% | 669 | $99,608 | 66.04% | 66.04% | 100.00% | 0.00% |
| Owner Occupied | 2,762 | 504,961,928 | 97.13 | 6.345 | 667 | 182,825 | 69.59 | 71.23 | 99.76 | 100.00 |
| Second Home | 18 | 2,284,802 | 0.44 | 6.585 | 668 | 126,933 | 66.27 | 67.10 | 100.00 | 0.00 |
| Total: | 2,907 | $519,897,003 | 100.00% | 6.367% | 667 | $178,843 | 69.49% | 71.08% | 99.77% | 97.13% |

## Distribution by Property Type

| Property Type | Number Of Loans | Principal Balance | Pct. Of Pool By Principal Balance | Weighted Avg. Gross Coupon | Weighted Avg. FICO | Avg. Principal Balance | Weighted Avg. Original LTV | Weighted Avg. Combined LTV | Pct. Full Doc | Pct. Owner Occupied |
|---|---|---|---|---|---|---|---|---|---|---|
| 2-4 Family | 141 | $30,460,704 | 5.86% | 6.416% | 666 | $216,033 | 66.46% | 66.92% | 100.00% | 84.20% |
| Condo | 102 | 20,429,637 | 3.93 | 5.960 | 688 | 200,291 | 69.59 | 71.58 | 100.00 | 98.35 |
| Pud | 30 | 9,651,298 | 1.86 | 5.784 | 718 | 321,710 | 68.75 | 70.69 | 100.00 | 100.00 |
| Single Family Detached | 2,634 | 459,355,364 | 88.36 | 6.394 | 666 | 174,395 | 69.70 | 71.34 | 99.73 | 97.87 |
| Total: | 2,907 | $519,897,003 | 100.00% | 6.367% | 667 | $178,843 | 69.49% | 71.08% | 99.77% | 97.13% |

## Distribution by State

| State | Number Of Loans | Principal Balance | Pct. Of Pool By Principal Balance | Weighted Avg. Gross Coupon | Weighted Avg. FICO | Avg. Principal Balance | Weighted Avg. Original LTV | Weighted Avg. Combined LTV | Pct. Full Doc | Pct. Owner Occupied |
|---|---|---|---|---|---|---|---|---|---|---|
| CA - Southern | 487 | $130,317,987 | 25.07% | 5.741% | 694 | $267,593 | 62.01% | 63.28% | 99.68% | 97.92% |
| CA - Northern | 281 | 77,549,096 | 14.92 | 5.706 | 703 | 275,975 | 64.16 | 67.13 | 98.97 | 98.85 |
| NY | 279 | 63,669,880 | 12.25 | 6.235 | 671 | 228,207 | 67.97 | 69.35 | 100.00 | 95.73 |
| NJ | 256 | 43,609,175 | 8.39 | 6.758 | 625 | 170,348 | 72.16 | 72.55 | 100.00 | 97.61 |
| MD | 136 | 25,520,490 | 4.91 | 6.743 | 632 | 187,651 | 75.17 | 75.63 | 100.00 | 97.74 |
| VA | 104 | 17,833,887 | 3.43 | 6.747 | 660 | 171,480 | 75.13 | 76.61 | 100.00 | 96.64 |
| TX | 179 | 16,202,489 | 3.12 | 7.406 | 650 | 90,517 | 74.74 | 76.98 | 100.00 | 93.94 |
| PA | 108 | 10,063,577 | 1.94 | 7.268 | 614 | 93,181 | 77.00 | 77.00 | 100.00 | 95.02 |
| IL | 71 | 9,586,655 | 1.84 | 7.123 | 646 | 135,023 | 76.18 | 76.71 | 100.00 | 98.62 |
| MN | 51 | 8,001,913 | 1.54 | 6.769 | 642 | 156,900 | 77.31 | 79.94 | 100.00 | 100.00 |
| Other | 955 | 117,541,855 | 22.61 | 6.972 | 648 | 123,080 | 76.59 | 78.52 | 100.00 | 95.93 |
| Total: | 2,907 | $519,897,003 | 100.00% | 6.367% | 667 | $178,843 | 69.49% | 71.08% | 99.77% | 97.13% |

## Distribution by Zip Code

| Zip Code | Number Of Loans | Principal Balance | Pct. Of Pool By Principal Balance | Weighted Avg. Gross Coupon | Weighted Avg. FICO | Avg. Principal Balance | Weighted Avg. Original LTV | Weighted Avg. Combined LTV | Pct. Full Doc | Pct. Owner Occupied |
|---|---|---|---|---|---|---|---|---|---|---|
| 91710 | 8 | $2,164,647 | 0.42% | 6.063% | 667 | $270,581 | 72.58% | 72.58% | 85.16% | 100.00% |
| 92392 | 11 | 2,160,426 | 0.42 | 6.391 | 664 | 196,402 | 75.17 | 77.20 | 100.00 | 100.00 |
| 94583 | 5 | 2,122,405 | 0.41 | 5.310 | 764 | 424,481 | 56.61 | 61.46 | 100.00 | 100.00 |
| 92336 | 7 | 2,074,741 | 0.40 | 6.145 | 649 | 296,392 | 68.51 | 68.51 | 100.00 | 100.00 |
| 90278 | 4 | 1,791,129 | 0.34 | 5.407 | 747 | 447,782 | 61.25 | 62.57 | 100.00 | 100.00 |
| 91320 | 4 | 1,738,404 | 0.33 | 5.338 | 721 | 434,601 | 59.69 | 62.24 | 100.00 | 100.00 |
| 94015 | 4 | 1,713,197 | 0.33 | 5.596 | 719 | 428,299 | 68.31 | 68.31 | 100.00 | 100.00 |
| 10469 | 6 | 1,673,283 | 0.32 | 6.104 | 680 | 278,880 | 70.89 | 70.89 | 100.00 | 81.11 |
| 90034 | 4 | 1,573,847 | 0.30 | 5.286 | 724 | 393,462 | 52.87 | 55.73 | 100.00 | 100.00 |
| 93003 | 5 | 1,539,982 | 0.30 | 5.150 | 703 | 307,996 | 55.49 | 55.49 | 100.00 | 100.00 |
| Other | 2,849 | 501,344,942 | 96.43 | 6.391 | 666 | 175,972 | 69.66 | 71.27 | 99.82 | 97.08 |
| **Total:** | **2,907** | **$519,897,003** | **100.00%** | **6.367%** | **667** | **$178,843** | **69.49%** | **71.08%** | **99.77%** | **97.13%** |

## Distribution by Remaining Months to Maturity

| Remaining Months To Maturity | Number Of Loans | Principal Balance | Pct. Of Pool By Principal Balance | Weighted Avg. Gross Coupon | Weighted Avg. FICO | Avg. Principal Balance | Weighted Avg. Original LTV | Weighted Avg. Combined LTV | Pct. Full Doc | Pct. Owner Occupied |
|---|---|---|---|---|---|---|---|---|---|---|
| 121 - 180 | 797 | $120,762,322 | 23.23% | 6.422% | 660 | $151,521 | 69.79% | 71.83% | 99.65% | 96.78% |
| 181 - 240 | 16 | 2,675,196 | 0.51 | 6.692 | 662 | 167,200 | 66.47 | 66.47 | 100.00 | 88.22 |
| 241 - 300 | 6 | 993,841 | 0.19 | 7.118 | 638 | 165,640 | 71.48 | 75.75 | 100.00 | 100.00 |
| 301 - 360 | 2,088 | 395,465,643 | 76.07 | 6.345 | 670 | 189,399 | 69.41 | 70.87 | 99.80 | 97.29 |
| **Total:** | **2,907** | **$519,897,003** | **100.00%** | **6.367%** | **667** | **$178,843** | **69.49%** | **71.08%** | **99.77%** | **97.13%** |

## Distribution by Amortization Type

| Amortization Type | Number Of Loans | Principal Balance | Pct. Of Pool By Principal Balance | Weighted Avg. Gross Coupon | Weighted Avg. FICO | Avg. Principal Balance | Weighted Avg. Original LTV | Weighted Avg. Combined LTV | Pct. Full Doc | Pct. Owner Occupied |
|---|---|---|---|---|---|---|---|---|---|---|
| Fixed | 2,907 | $519,897,003 | 100.00% | 6.367% | 667 | $178,843 | 69.49% | 71.08% | 99.77% | 97.13% |
| **Total:** | **2,907** | **$519,897,003** | **100.00%** | **6.367%** | **667** | **$178,843** | **69.49%** | **71.08%** | **99.77%** | **97.13%** |

## Distribution by Prepayment Term Months

| Prepayment Term Months | Number Of Loans | Principal Balance | Pct. Of Pool By Principal Balance | Weighted Avg. Gross Coupon | Weighted Avg. FICO | Avg. Principal Balance | Weighted Avg. Original LTV | Weighted Avg. Combined LTV | Pct. Full Doc | Pct. Owner Occupied |
|---|---|---|---|---|---|---|---|---|---|---|
| 0 | 826 | $115,318,702 | 22.18% | 6.955% | 635 | $139,611 | 73.17% | 73.96% | 100.00% | 97.12% |
| 12 | 238 | 59,614,538 | 11.47 | 6.027 | 689 | 250,481 | 67.50 | 68.89 | 100.00 | 97.38 |
| 24 | 25 | 3,956,897 | 0.76 | 6.758 | 670 | 158,276 | 77.21 | 78.56 | 100.00 | 100.00 |
| 36 | 1,818 | 341,006,865 | 65.59 | 6.222 | 675 | 187,573 | 68.50 | 70.40 | 99.64 | 97.05 |
| **Total:** | **2,907** | **$519,897,003** | **100.00%** | **6.367%** | **667** | **$178,843** | **69.49%** | **71.08%** | **99.77%** | **97.13%** |

## Distribution by Interest Only Loans

| Interest Only Loans | Number Of Loans | Principal Balance | Pct. Of Pool By Principal Balance | Weighted Avg. Gross Coupon | Weighted Avg. FICO | Avg. Principal Balance | Weighted Avg. Original LTV | Weighted Avg. Combined LTV | Pct. Full Doc | Pct. Owner Occupied |
|---|---|---|---|---|---|---|---|---|---|---|
| N | 2,907 | $519,897,003 | 100.00% | 6.367% | 667 | $178,843 | 69.49% | 71.08% | 99.77% | 97.13% |
| **Total:** | **2,907** | **$519,897,003** | **100.00%** | **6.367%** | **667** | **$178,843** | **69.49%** | **71.08%** | **99.77%** | **97.13%** |

***WAC Cap.*** The information in the following table has been prepared assuming prepayments on the mortgage loans occur at the Pricing Prepayment Assumption. It is highly unlikely, however, that prepayments on the mortgage loans will occur at the Pricing Prepayment Assumption or at any other constant percentage. There is no assurance, therefore, of whether or to what extent the actual mortgage rates on the mortgage loans on any Distribution Date will conform to the corresponding rate set forth for that Distribution Date in the following table.

| Distribution Date | WAC Cap(1) | Distribution Date | WAC Cap(1) |
|---|---|---|---|
| 25-Feb-05 | 5.86151% | 25-Apr-09 | 5.86166% |
| 25-Mar-05 | 5.86152% | 25-May-09 | 5.86166% |
| 25-Apr-05 | 5.86152% | 25-Jun-09 | 5.86166% |
| 25-May-05 | 5.86153% | 25-Jul-09 | 5.86166% |
| 25-Jun-05 | 5.86153% | 25-Aug-09 | 5.86166% |
| 25-Jul-05 | 5.86154% | 25-Sep-09 | 5.86166% |
| 25-Aug-05 | 5.86154% | 25-Oct-09 | 5.86166% |
| 25-Sep-05 | 5.86155% | 25-Nov-09 | 5.86166% |
| 25-Oct-05 | 5.86155% | 25-Dec-09 | 5.86165% |
| 25-Nov-05 | 5.86156% | 25-Jan-10 | 5.86165% |
| 25-Dec-05 | 5.86156% | 25-Feb-10 | 5.86165% |
| 25-Jan-06 | 5.86157% | 25-Mar-10 | 5.86165% |
| 25-Feb-06 | 5.86157% | 25-Apr-10 | 5.86165% |
| 25-Mar-06 | 5.86157% | 25-May-10 | 5.86165% |
| 25-Apr-06 | 5.86158% | 25-Jun-10 | 5.86165% |
| 25-May-06 | 5.86158% | 25-Jul-10 | 5.86164% |
| 25-Jun-06 | 5.86159% | 25-Aug-10 | 5.86164% |
| 25-Jul-06 | 5.86159% | 25-Sep-10 | 5.86164% |
| 25-Aug-06 | 5.86159% | 25-Oct-10 | 5.86164% |
| 25-Sep-06 | 5.86160% | 25-Nov-10 | 5.86163% |
| 25-Oct-06 | 5.86160% | 25-Dec-10 | 5.86163% |
| 25-Nov-06 | 5.86160% | 25-Jan-11 | 5.86163% |
| 25-Dec-06 | 5.86161% | 25-Feb-11 | 5.86163% |
| 25-Jan-07 | 5.86161% | 25-Mar-11 | 5.86162% |
| 25-Feb-07 | 5.86161% | 25-Apr-11 | 5.86162% |
| 25-Mar-07 | 5.86162% | 25-May-11 | 5.86161% |
| 25-Apr-07 | 5.86162% | 25-Jun-11 | 5.86161% |
| 25-May-07 | 5.86162% | 25-Jul-11 | 5.86161% |
| 25-Jun-07 | 5.86162% | 25-Aug-11 | 5.86160% |
| 25-Jul-07 | 5.86163% | 25-Sep-11 | 5.86160% |
| 25-Aug-07 | 5.86163% | 25-Oct-11 | 5.86159% |
| 25-Sep-07 | 5.86163% | 25-Nov-11 | 5.86159% |
| 25-Oct-07 | 5.86163% | 25-Dec-11 | 5.86158% |
| 25-Nov-07 | 5.86164% | 25-Jan-12 | 5.86158% |
| 25-Dec-07 | 5.86164% | 25-Feb-12 | 5.86157% |
| 25-Jan-08 | 5.86164% | 25-Mar-12 | 5.86157% |
| 25-Feb-08 | 5.86164% | 25-Apr-12 | 5.86156% |
| 25-Mar-08 | 5.86164% | 25-May-12 | 5.86155% |
| 25-Apr-08 | 5.86165% | 25-Jun-12 | 5.86155% |
| 25-May-08 | 5.86165% | 25-Jul-12 | 5.86154% |
| 25-Jun-08 | 5.86165% | 25-Aug-12 | 5.86153% |
| 25-Jul-08 | 5.86165% | 25-Sep-12 | 5.86152% |
| 25-Aug-08 | 5.86165% | 25-Oct-12 | 5.86152% |
| 25-Sep-08 | 5.86165% | 25-Nov-12 | 5.86151% |
| 25-Oct-08 | 5.86165% | 25-Dec-12 | 5.86150% |
| 25-Nov-08 | 5.86165% | 25-Jan-13 | 5.86149% |
| 25-Dec-08 | 5.86166% | 25-Feb-13 | 5.86148% |
| 25-Jan-09 | 5.86166% | 25-Mar-13 | 5.86148% |
| 25-Feb-09 | 5.86166% | 25-Apr-13 | 5.86147% |
| 25-Mar-09 | 5.86166% | 25-May-13 | 5.86146% |

(1) Calculated on a 30/360 basis.

| Distribution Date | WAC Cap[1] |
|---|---|
| 25-Jun-13 | 5.86145% |
| 25-Jul-13 | 5.86144% |
| 25-Aug-13 | 5.86143% |
| 25-Sep-13 | 5.86142% |
| 25-Oct-13 | 5.86141% |
| 25-Nov-13 | 5.86139% |
| 25-Dec-13 | 5.86138% |
| 25-Jan-14 | 5.86137% |
| 25-Feb-14 | 5.86136% |
| 25-Mar-14 | 5.86135% |
| 25-Apr-14 | 5.86133% |
| 25-May-14 | 5.86132% |
| 25-Jun-14 | 5.86131% |
| 25-Jul-14 | 5.86129% |
| 25-Aug-14 | 5.86128% |
| 25-Sep-14 | 5.86126% |
| 25-Oct-14 | 5.86125% |
| 25-Nov-14 | 5.86123% |
| 25-Dec-14 | 5.86122% |
| 25-Jan-15 | 5.86120% |

(1) Calculated on a 30/360 basis.

# $505,762,000
### (Approximate)
# GSAA Home Equity Trust 2005-1
# GS Mortgage Securities Corp., Depositor
### Asset-Backed Certificates

## *Overview of the Offered Certificates*

| Certificates | Approximate Initial Principal Balance [1][2] | Certificate Type | Credit Support [3] | Initial Pass-Through Rate [4] | Average Life (yrs) [5] | Principal Payment Window [5][6] | Ratings Moody's/S&P |
|---|---|---|---|---|---|---|---|
| AV-1 | $185,042,000 | Sr | 10.00% | LIBOR + [ ]% | 1.00 | 02/05 - 01/07 | Aaa/[AAA] |
| AF-2 | $124,208,000 | Sr | 10.00% | [ ]% | 3.00 | 01/07 - 06/09 | Aaa/[AAA] |
| AF-3 | $33,023,000 | Sr | 10.00% | [ ]% | 5.00 | 06/09 - 10/10 | Aaa/[AAA] |
| AF-4 | $76,609,000 | Sr | 10.00% | [ ]% | 8.47 | 10/10 - 09/14 | Aaa/[AAA] |
| AF-5 | $46,543,000 | Sr | 10.00% | [ ]% | 6.75 | 02/08 - 09/14 | Aaa/[AAA] |
| M-1 | $16,549,000 | Mez | 6.80% | [ ]% | 6.36 | 02/08 - 09/14 | Aa2/[AA+] |
| M-2 | $12,411,000 | Mez | 4.40% | [ ]% | 6.36 | 02/08 - 09/14 | A2/[AA] |
| B-1 | $6,206,000 | Sub | 3.20% | [ ]% | 6.36 | 02/08 - 09/14 | Baa2/[A] |
| B-2 | $5,171,000 | Sub | 2.20% | [ ]% | 6.34 | 02/08 - 09/14 | Baa3/[BBB+] |
| Total | $505,762,000 | | | | | | |

## *Overview of the Non-offered Certificates*

| Certificates | Approximate Initial Principal Balance [1][2] | Certificate Type | Credit Support [3] | Initial Pass-Through Rate [4] | Average Life (yrs) [5] | Principal Payment Window [5][6] | Ratings Moody's/S&P |
|---|---|---|---|---|---|---|---|
| B-3 | $5,172,000 | Sub | 1.20% | [ ]% | N/A | N/A | N/A |

(1) The initial aggregate principal balance of the Certificates will be subject to an upward or downward variance of no more than approximately 5%.
(2) The principal balance of the Certificates is calculated using the scheduled principal balance of the Mortgage Loans as of the Statistical Calculation Date rolled 1 month forward at 5% CPR.
(3) Fully funded Overcollateralization of approximately 1.20%
(4) See the "Structure of the Certificates" section of this term sheet for more information on the Pass-Through Rates of the Certificates.
(5) Assuming payment based on the pricing speeds outlined in "Key Terms – Pricing Prepayment Assumption" and to a 10% Optional Clean-up Call on the Certificates.
(6) The Final Scheduled Distribution Date for the Certificates is the Distribution Date in November 2034.

## *Selected Mortgage Pool Data* [7]

| | Aggregate |
|---|---|
| **Scheduled Principal Balance:** | $519,897,003 |
| **Number of Mortgage Loans:** | 2,907 |
| **Average Scheduled Principal Balance:** | $178,843 |
| **Weighted Average Gross Coupon:** | 6.367% |
| **Weighted Average Net Coupon[8]:** | 5.862% |
| **Weighted Average FICO Score:** | 667 |
| **Weighted Average Original LTV Ratio:** | 69.49% |
| **Weighted Average Std. Remaining Term (Months):** | 314 |
| **Weighted Average Seasoning (Months):** | 3 |

(7) All percentages calculated herein are percentages of scheduled principal balances as of the Statistical Calculation Date.
(8) The Weighted Average Net Coupon is equivalent to the Weighted Average Gross Coupon less the Servicing Fee and the Trustee Fee.

## *Features of the Transaction*

- The mortgage loans in the transaction consist of Alt-A type, fixed rate, first lien, residential mortgage loans (the "Mortgage Loans") originated by Wells Fargo Bank, N.A. ("Wells Fargo").
- Credit support for the Certificates will be provided through a senior/subordinate structure, fully funded overcollaterization of approximately 1.20%, excess spread and mortgage insurance.
- The Mortgage Loans will be serviced by Wells Fargo Home Mortgage ("WFHM").
- None of the Mortgage Loans are classified as (a) "high cost" loans under the Home Ownership and Equity Protection Act of 1994, as amended or (b) "high cost" loans under any other applicable state, federal or local law.
- None of the Mortgage Loans secured by a property in the state of Georgia were originated between October 1, 2002 and March 7, 2003.
- The transaction will be modeled on INTEX as GSAA0501 and on Bloomberg as GSAA 2005-1.
- The Offered Certificates will be registered under a registration statement filed with the Securities and Exchange Commission.

## *Time Table*

| | |
|---|---|
| **Expected Closing Date:** | On or before January 28, 2005 |
| **Cut-off Date:** | January 1, 2005 |
| **Statistical Calculation Date:** | December 1, 2004 |
| **Expected Pricing Date:** | On or before January 12, 2005 |
| **First Distribution Date:** | February 25, 2005 |

## *Key Terms*

| | |
|---|---|
| **Offered Certificates:** | Class AV-1, AF-2, AF-3, AF-4, AF-5, M-1, M-2, B-1 and B-2 Certificates |
| **Non-offered Certificates:** | Class B-3 Certificates |
| **Class A Certificates:** | Class AV-1, AF-2, AF-3, AF-4, and AF-5 Certificates |
| **Fixed Rate Certificates:** | Class AF-2, AF-3, AF-4, AF-5, M-1, M-2, B-1, B-2 and B-3 Certificates |
| **Variable Rate Certificates:** | Class AV-1 Certificates |
| **Subordinate Certificates:** | Class M-1, M-2, B-1, B-2 and B-3 Certificates |
| **Class AF-5 Certificates:** | The Class AF-5 Certificates will be "lock-out" certificates. The Class AF-5 Certificates generally will not receive any portion of principal payment until the February 2008 distribution Date. Thereafter, they will receive an increasing percentage of their *pro-rata* share of principal payable to the Certificates based on a schedule |
| **Depositor:** | GS Mortgage Securities Corp. |
| **Manager:** | Goldman, Sachs & Co. |
| **Servicer:** | Wells Fargo Home Mortgage |

**Trustee:** Deutsche Bank National Trust Company

**Servicing Fee:** 50 bps

**Trustee Fee:** 0.50 bps

**Distribution Date:** 25th day of the month or the following business day

**Record Date:** For any Distribution Date, the last business day of the Interest Accrual Period

**Delay Days:** 24 days for the Fixed Rate Certificates
0 day delay on the Variable Rate Certificates

**Day Count:** 30/360 basis on the Fixed Rate Certificates and actual/360 basis on the Variable Rate Certificates

**Interest Accrual Period:** For the Fixed Rate Certificates, the calendar month immediately preceding the then current Distribution Date. For the Variable Rate Certificates, from the prior Distribution Date to the day prior to the current Distribution Date except for the initial accrual period for which interest will accrue from the Closing Date

**Pricing Prepayment Assumption:** CPR starting at 10% CPR in the loan's first month, increasing to 20% CPR in month 12 (a 0.909% increase per month), and remaining at 20% CPR thereafter

**Due Period:** For the Mortgage Loans, the period commencing on the second day of the calendar month preceding the month in which the Distribution Date occurs and ending on the first day of the calendar month in which Distribution Date occurs

**Mortgage Loans:** The trust will consist of Alt-A type, fixed rate, first lien residential mortgage loans with an approximate, scheduled principal balance of $519,897,003 as of the Statistical Calculation Date

**Servicer Advancing:** Yes as to principal and interest, subject to recoverability

**Excess Spread:** The initial weighted average net coupon of the mortgage pool will be greater than the interest payments on the Certificates, resulting in excess cash flow calculated in the following manner based on the collateral as of the Statistical Calculation Date rolled 1 month forward at 5% CPR.

| | |
|---|---|
| Initial Gross WAC (1): | 6.3665% |
| Less Fees & Expenses (2): | 0.5050% |
| Net WAC (1): | 5.8615% |
| Less Initial Certificate Coupon (Approx.)(1)(3): | 4.0277% |
| Initial Excess Spread (1): | 1.8338% |

(1) This amount will vary on each distribution date based on changes to the weighted average interest rate on the Mortgage Loans as well as any changes in day count.

(2) Includes the Servicing Fee and Trustee Fee.

(3) Assumes 1-month LIBOR equal to 2.50925%, initial marketing spreads and a 30-day month. This amount will vary on each distribution date based on changes to the weighted average Pass-Through Rates on the Certificates as well as any changes in day count.

**Compensating Interest:** The Servicer shall provide compensating interest equal to the lesser of (A) the aggregate of the prepayment interest shortfalls on the Mortgage Loans resulting from voluntary principal prepayments on the Mortgage Loans during the month prior to the month in which the related Distribution Date occurs and (B) one-half of the aggregate Servicing Fee received by the Servicer for that Distribution Date

| | |
|---|---|
| **Optional Clean-up Call:** | The transaction has a 10% optional clean-up call |
| **Rating Agencies:** | Moody's Investors Service and Standard & Poor's Ratings Group |
| **Minimum Denomination:** | $50,000 with regard to each of the Offered Certificates |
| **Legal Investment:** | It is anticipated that the Class A and Class M-1 Certificates will be SMMEA eligible |
| **ERISA Eligible:** | Underwriter's exemption is expected to apply to all Offered Certificates. However, prospective purchasers should consult their own counsel |

**Tax Treatment:** The Offered Certificates represent REMIC regular interests and, to a limited extent, interests in certain basis risk interest carryover payments pursuant to the payment priorities in the transaction, which interest in certain basis risk interest carryover payments will be treated for tax purposes as an interest rate cap contract

**Prospectus:** The Offered Certificates will be offered pursuant to a prospectus supplemented by a prospectus supplement (together, the "Prospectus"). Complete information with respect to the Offered Certificates and the collateral securing them will be contained in the Prospectus. The information herein is qualified in its entirety by the information appearing in the Prospectus. To the extent that the information herein is inconsistent with the Prospectus, the Prospectus shall govern in all respects. Sales of the Offered Certificates may not be consummated unless the purchaser has received the Prospectus

PLEASE SEE "RISK FACTORS" IN THE PROSPECTUS FOR A DESCRIPTION OF INFORMATION THAT SHOULD BE CONSIDERED IN CONNECTION WITH AN INVESTMENT IN THE OFFERED CERTIFICATES

## Structure of the Certificates

### Description of Principal and Interest Distributions

Principal will be paid as described in the "Principal Distributions on the Offered Certificates" section of this term sheet. Prior to the Step-Down Date, or so long as a Trigger Event is in effect, principal will be paid to the Offered Certificates as described herein. On or after the Step-Down Date, so long as no Trigger Event is in effect, the Offered Certificates will be paid, in order of seniority, principal only to the extent necessary to maintain their credit enhancement target. Excess interest will be available to maintain the overcollateralization (which is one component of the credit support available to the Certificateholders).

Interest on the Variable Rate Certificates will be paid monthly at a rate of one-month LIBOR plus a margin, subject to the WAC Cap as described below. Interest on the Fixed Rate Certificates will be paid monthly at a specified rate, subject to the WAC Cap as described below. Interest on the Class AF-4 Certificates, the Class AF-5 Certificates and the Subordinate Certificates will be paid monthly at a specified rate that will step up after the Optional Clean-up Call is first exercisable, subject to the WAC Cap as described below. The interest paid to each class of Offered and Non-Offered Certificates will be reduced by their allocable share of prepayment interest shortfalls not covered by compensating interest and shortfalls resulting from the application of Servicemembers Civil Relief Act (or any similar state statute) allocated to such class. Any reductions in the Pass-Through Rate on the Offered and Non-Offered Certificates attributable to the WAC Cap will be carried forward with interest at the applicable Pass-Through Rate as described below and will be payable after payment of all required principal payments on such future Distribution Dates. Such carry forward will not be paid back after the certificate principal balance of the applicable class has been reduced to zero.

### Definitions

***Credit Enhancement.*** The Offered Certificates are credit enhanced by (1) the Net Monthly Excess Cash Flow from the Mortgage Loans, (2) approximately 1.20% overcollateralization (funded upfront) (after the Step-Down Date, so long as a Trigger Event is not in effect, the required overcollateralization will equal 2.40% of the aggregate scheduled principal balance of the Mortgage Loans as of the last day of the related Due Period, subject to a floor equal to 0.50% of the aggregate initial balance of the Mortgage Loans as of the Cut-off Date), and (3) subordination of distributions on the more subordinate classes of certificates to the required distributions on the more senior classes of certificates.

***Mortgage Insurance.*** As of the Statistical Calculation Date substantially all of the Mortgage Loans with LTVs greater than 80% are covered by borrower paid mortgage insurance.

***Credit Enhancement Percentage Before Step-Down.*** For any Distribution Date, the percentage obtained by dividing (x) the aggregate certificate principal balance of the subordinate certificates (including any overcollateralization and taking into account the distributions of the Principal Distribution Amount for such Distribution Date) by (y) the aggregate scheduled principal balance of the Mortgage Loans as of the last day of the related Due Period.

***Step-Down Date.*** The earlier of (A) the date on which the principal balance of the Class A Certificates has been reduced to zero and (B) the later to occur of:

(x) the Distribution Date occurring in February 2008; and

(y) the first Distribution Date on which the Credit Enhancement Percentage for the Class A Certificates is greater than or equal to 20.00%.

| Class | Initial Credit Enhancement Percentage | Step-Down Credit Enhancement Percentage |
|---|---|---|
| A | 10.00% | 20.00% |
| M-1 | 6.80% | 13.60% |
| M-2 | 4.40% | 8.80% |
| B-1 | 3.20% | 6.40% |
| B-2 | 2.20% | 4.40% |
| B-3 | 1.20% | 2.40% |

***Trigger Event.*** A Trigger Event is in effect on any Distribution Date if (i) on that Distribution Date the 60 Day+ Rolling Average equals or exceeds [50]% of the prior period's Credit Enhancement Percentage to be specified in the Prospectus (the 60 Day+ Rolling Average will equal the rolling three month average percentage of Mortgage Loans that are 60 or more days delinquent, including loans in foreclosure and REO and Mortgage Loans where the mortgagor has filed for bankruptcy) or (ii) during such period, the aggregate amount of realized losses incurred since the Cut-off Date through the last day of the related prepayment period divided by the aggregate scheduled principal balance of the Mortgage Loans as of the Cut-off Date (the "Cumulative Realized Loss Percentage") exceeds the amounts set forth below:

| Distribution Date | Cumulative Realized Loss Percentage: |
|---|---|
| February 2008 – January 2009 | 1.00% for the first month, plus an additional 1/12th of 0.500% for each month thereafter (e.g., approximately 1.042% in March 2008) |
| February 2009 – January 2010 | 1.50%for the first month, plus an additional 1/12th of 0.500% for each month thereafter (e.g., approximately 1.542% in March 2009) |
| February 2010 – January 2011 | 2.00% for the first month, plus an additional 1/12th of 0.300% for each month thereafter (e.g., approximately 2.025% in March 2010) |
| February 2011 and thereafter | 2.30% |

***Step-Up Coupons.*** If the Optional Clean-up Call is not exercised on the date it is first exercisable, the Pass-Through Rate on the Class AF-4, Class AF-5 and each class of Subordinate Certificates will increase by 0.50% per annum.

***Class AV-1 Pass-Through Rate.*** The Class AV-1Certificates will accrue interest at a variable rate equal to the lesser of (i) one-month LIBOR plus [ ]% and (ii) the WAC Cap calculated on an actual/360 basis.

***Class AF-2 Pass-Through Rate.*** The Class AF-2 Certificates will accrue interest at a per annum interest rate equal to the lesser of (i) [ ]% and (ii) the WAC Cap.

***Class AF-3 Pass-Through Rate.*** The Class AF-3 Certificates will accrue interest at a per annum interest rate equal to the lesser of (i) [ ]% and (ii) the WAC Cap.

***Class AF-4 Pass-Through Rate.*** The Class AF-4 Certificates will accrue interest at a per annum interest rate equal to the lesser of (i) [ ]% (plus 0.50% after the first Distribution Date on which the Optional Clean-up Call is exercisable) and (ii) the WAC Cap.

***Class AF-5 Pass-Through Rate.*** The Class AF-5 Certificates will accrue interest at a per annum interest rate equal to the lesser of (i) [ ]% (plus 0.50% after the first Distribution Date on which the Optional Clean-up Call is exercisable) and (ii) the WAC Cap.

***Class M-1 Pass-Through Rate.*** The Class M-1 Certificates will accrue interest at a per annum interest rate equal to the lesser of (i) [ ]% (plus 0.50% after the first Distribution Date on which the Optional Clean-up Call is exercisable) and (ii) the WAC Cap.

***Class M-2 Pass-Through Rate.*** The Class M-2 Certificates will accrue interest at a per annum interest rate equal to the lesser of (i) [ ]% (plus 0.50% after the first Distribution Date on which the Optional Clean-up Call is exercisable) and (ii) the WAC Cap.

***Class B-1 Pass-Through Rate.*** The Class B-1 Certificates will accrue interest at a per annum interest rate equal to the lesser of (i) [ ]% (plus 0.50% after the first Distribution Date on which the Optional Clean-up Call is exercisable) and (ii) the WAC Cap.

***Class B-2 Pass-Through Rate.*** The Class B-2 Certificates will accrue interest at a per annum interest rate equal to the lesser of (i) [ ]% (plus 0.50% after the first Distribution Date on which the Optional Clean-up Call is exercisable) and (ii) the WAC Cap.

***Class B-3 Pass-Through Rate.*** The Class B-3 Certificates will accrue interest at a per annum interest rate equal to the lesser of (i) [ ]% (plus 0.50% after the first Distribution Date on which the Optional Clean-up Call is exercisable) and (ii) the WAC Cap.

***WAC Cap.*** As to any Distribution Date, a per annum rate equal to the weighted average gross rate of the Mortgage Loans in effect on the beginning of the related Due Period less the Trustee Fee and the Servicing Fee.

***Class A Basis Risk Carry Forward Amount.*** As to any Distribution Date where the pass-through rate for such related Certificates is limited by the WAC Cap, the supplemental interest amount for the Class A Certificates will equal the sum of: (i) the excess, if any, that the related class of Class A Certificates, as applicable, would otherwise be due at the related Pass-Through Rate (without regard to the WAC Cap) over interest due on such class of Class A Certificates at a rate equal to the WAC Cap (in the case of the Class AV-1 Certificates, calculated on an actual/360 basis); (ii) any Basis Risk Carry Forward Amount for such class of Class A Certificates, as applicable, remaining unpaid from prior Distribution Dates, and (iii) interest on the amount in clause (ii) at the related Pass-Through Rate for such class of Class A Certificates (without regard to the WAC Cap).

***Class M-1, M-2, B-1, B-2 and B-3 Basis Risk Carry Forward Amounts.*** As to any Distribution Date where the pass-through rate for such related Certificates is limited by the WAC Cap, the supplemental interest amount for each of the Class M-1, M-2, B-1, B-2 and B-3 Certificates will equal the sum of (i) the excess, if any, of interest that would otherwise be due on such class of certificates at such certificates' applicable Pass-Through Rate (without regard to the WAC Cap) over interest due on such class of certificates at a rate equal to the WAC Cap, (ii) any Basis Risk Carry Forward Amount for such class remaining unpaid for such certificate from prior Distribution Dates, and (iii) interest on the amount in clause (ii) at the certificates' applicable Pass-Through Rate (without regard to the WAC Cap).

***Accrued Certificate Interest.*** For each class of Certificate on any Distribution Date, the amount of interest accrued during the related Interest Accrual Period on the related class certificate balance immediately prior to such Distribution Date at the related Pass-Through Rate as reduced by that class's share of net prepayment interest shortfalls and any shortfalls resulting from the application of the Servicemembers Civil Relief Act or any similar state statutes.

***Interest Remittance Amount on the Offered Certificates.*** For any Distribution Date, the portion of funds available for distribution on such Distribution Date attributable to interest received or advanced on the Mortgage Loans less the Servicing Fee and the Trustee Fee.

***Principal Remittance Amount.*** On any Distribution Date, the sum of:

(i) all scheduled payments of principal due during the related Due Period and received by the Servicer on or prior to the related determination date or advanced by the Servicer on the related Servicer remittance date,

(ii) the principal portion of all partial and full prepayments received during the month prior to the month during which such Distribution Date occurs,

(iii) the principal portion of all net liquidation proceeds, net condemnation proceeds and net insurance proceeds received during the month prior to the month during which such Distribution Date occurs,

(iv) the principal portion of the repurchase price for any repurchased Mortgage Loans, the repurchase obligation for which arose during the month prior to the month during which such Distribution Date occurs and that were repurchased during the period from the prior Distribution Date through the Servicer remittance date prior to such Distribution Date,

(v) the principal portion of substitution adjustments received in connection with the substitution of a Mortgage Loan as of such Distribution Date, and

(vi) the principal portion of the termination price if the Optional Clean-Up Call is exercised.

***Principal Distribution Amount.*** On any Distribution Date, the sum of (i) the Basic Principal Distribution Amount and (ii) the Extra Principal Distribution Amount.

***Basic Principal Distribution Amount.*** On any Distribution Date, the excess of (i) the aggregate Principal Remittance Amount over (ii) the Excess Subordinated Amount, if any.

***Extra Principal Distribution Amount.*** For any Distribution Date, the lesser of (i) the excess of (x) interest collected or advanced on the Mortgage Loans for each Distribution Date (less the Servicing Fee and the Trustee Fee) and available for distribution during the related due period, over (y) the sum of interest payable on the Offered Certificates on such Distribution Date and (ii) the overcollateralization deficiency amount for such Distribution Date.

***Net Monthly Excess Cashflow.*** For any Distribution Date is the amount of available funds for such Distribution Date remaining after making all payments of interest and principal to the certificates from the Interest Remittance Amount and Principal Remittance Amount, respectively.

***Excess Subordinated Amount.*** For any Distribution Date, means the excess, if any of (i) the actual overcollateralization, over (ii) the required overcollateralization for such Distribution Date.

**Class A Principal Distribution Amount.** An amount equal to the excess of (x) the aggregate certificate principal balance of the Class A Certificates immediately prior to such Distribution Date over (y) the lesser of (A) the product of (1) approximately 80.00% and (2) the aggregate scheduled principal balance of the Mortgage Loans for such Distribution Date and (B) the aggregate scheduled principal balance of the Mortgage Loans for such Distribution Date minus 0.50% of the aggregate scheduled principal balance of the Mortgage Loans as of the Cut-off Date.

***Class AF-5 Calculation Percentage.*** For any Distribution Date will be the fraction, expressed as a percentage, the numerator of which is the certificate principal balance of the Class AF-5 Certificates and the denominator of which is the aggregate certificate principal balance of the Class A Certificates, in each case before giving effect to distributions of principal on that Distribution Date.

***Class AF-5 Lockout Distribution Amount:*** For any Distribution Date will be an amount equal to the product of (i) the Class AF-5 Calculation Percentage for that Distribution Date, (ii) the Class AF-5 Lockout Percentage for that Distribution Date and (iii) the principal allocable to the Class A Certificates for that Distribution Date. In no event shall the Class AF-5 Lockout Distribution Amount exceed the outstanding certificate principal balance for the Class AF-5 Certificates or the Class A Principal Distribution Amount for the applicable Distribution Date.

***Class AF-5 Lockout Percentage:*** For each Distribution Date will be as follows:

| Distribution Date (Months) | Lockout Percentage |
|---|---|
| 1 to 36 | 0% |
| 37 to 60 | 45% |
| 61 to 72 | 80% |
| 73 to 84 | 100% |
| 85 and thereafter | 300% |

***Class M-1 Principal Distribution Amount.*** An amount equal to the excess of: (x) the sum of: (A) the aggregate certificate principal balance of the Class A Certificates (after taking into account any payment of the Class A Principal Distribution Amount on such Distribution Date) and (B) the certificate principal balance of the Class M-1 Certificates immediately prior to such Distribution Date, over (y) the lesser of: (A) the product of (i) approximately 86.40% and (ii) the aggregate scheduled principal balance of the Mortgage Loans for such Distribution Date, and (B) the excess, if any, of the aggregate scheduled principal balance of the Mortgage Loans for such Distribution Date over 0.50% of the aggregate scheduled principal balance of the Mortgage Loans as of the Cut-off Date.

***Class M-2 Principal Distribution Amount.*** An amount equal to the excess of: (x) the sum of: (A) the aggregate certificate principal balance of the Class A Certificates (after taking into account any payment of the Class A Principal Distribution Amount on such Distribution Date), (B) the certificate principal balance of the Class M-1 Certificates (after taking into account any payment of the Class M-1 Principal Distribution Amount on such Distribution Date), and (C) the certificate principal balance of the Class M-2 Certificates immediately prior to such Distribution Date, over (y) the lesser of: (A) the product of (i) approximately 91.20% and (ii) the aggregate scheduled principal balance of the Mortgage Loans for such Distribution Date, and (B) the excess, if any, of the aggregate scheduled principal balance of the Mortgage Loans for such Distribution Date over 0.50% of the aggregate scheduled principal balance of the Mortgage Loans as of the Cut-off Date.

***Class B-1 Principal Distribution Amount.*** An amount equal to the excess of: (x) the sum of: (A) the aggregate certificate principal balance of the Class A Certificates (after taking into account any payment of the Class A Principal Distribution Amount on such Distribution Date), (B) the certificate principal balance of the Class M-1 Certificates (after taking into account any payment of the Class M-1 Principal Distribution Amount on such Distribution Date), (C) the certificate principal balance of the Class M-2 Certificates (after taking into account any payment of the Class M-2 Principal Distribution Amount on such Distribution Date), and (D) the certificate principal balance of the Class B-1 Certificates immediately prior to such Distribution Date, over (y) the lesser of: (A) the product of (i) approximately 93.60% and (ii) the aggregate scheduled principal balance of the Mortgage Loans for such Distribution Date, and (B) the excess, if any, of the aggregate scheduled principal balance of the Mortgage Loans for such Distribution Date over 0.50% of the aggregate scheduled principal balance of the Mortgage Loans as of the Cut-off Date.

***Class B-2 Principal Distribution Amount.*** An amount equal to the excess of: (x) the sum of: (A) the aggregate certificate principal balance of the Class A Certificates (after taking into account any payment of the Class A Principal Distribution Amount on such Distribution Date), (B) the certificate principal balance of the Class M-1 Certificates (after taking into account any payment of the Class M-1 Principal Distribution Amount on such Distribution Date), (C) the certificate principal balance of the Class M-2 Certificates (after taking into account any payment of the Class M-2 Principal Distribution Amount on such Distribution Date), (D) the certificate principal balance of the Class B-1 Certificates (after taking into account any payment of the Class B-1 Principal Distribution Amount on such Distribution Date), and (E) the certificate principal balance of the Class B-2 Certificates immediately prior to such Distribution Date, over (y) the lesser of: (A) the product of (i) approximately 95.60% and (ii) the aggregate scheduled principal balance of the Mortgage Loans for such Distribution Date, and (B) the excess, if any, of the aggregate scheduled principal balance of the Mortgage Loans for such Distribution Date over 0.50% of the aggregate scheduled principal balance of the Mortgage Loans as of the Cut-off Date.

***Class B-3 Principal Distribution Amount.*** An amount equal to the excess of: (x) the sum of: (A) the aggregate certificate principal balance of the Class A Certificates (after taking into account any payment of the Class A Principal Distribution Amount on such Distribution Date), (B) the certificate principal balance of the Class M-1 Certificates (after taking into account any payment of the Class M-1 Principal Distribution Amount on such Distribution Date), (C) the certificate principal balance of the Class M-2 Certificates (after taking into account any payment of the Class M-2 Principal Distribution Amount on such Distribution Date), (D) the certificate principal balance of the Class B-1 Certificates (after taking into account any payment of the Class B-1 Principal Distribution Amount on such Distribution Date), and (E) the certificate principal balance of the Class B-2 Certificates (after taking into account any payment of the Class B-2 Principal Distribution Amount on such Distribution Date), and (F) the certificate principal balance of the Class B-3 Certificates immediately prior to such Distribution Date, over (y) the lesser of: (A) the product of (i) approximately 97.60% and (ii) the aggregate scheduled principal balance of the Mortgage Loans for such Distribution Date, and (B) the excess, if any, of the aggregate scheduled principal balance of the Mortgage Loans for such Distribution Date over 0.50% of the aggregate scheduled principal balance of the Mortgage Loans as of the Cut-off Date.

***Realized Losses.*** With respect to any defaulted Mortgage Loan that is liquidated, the amount of loss realized equal to the portion of the principal balance remaining unpaid after application of all liquidation proceeds, insurance proceeds and condemnation awards, net of amounts reimbursable to the Servicer for the related advances and the Servicing Fee and the Trustee Fee in respect of such Mortgage Loan.

## Distributions

***Interest Distributions on the Offered Certificates.*** On each Distribution Date, interest distributions from the Interest Remittance Amount will be distributed sequentially as follows:

(i) to the Class A Certificates, pro rata, their respective Accrued Certificate Interest,

(ii) to the Class A Certificates, pro rata, their respective unpaid Accrued Certificate Interest, if any, from prior Distribution Dates,

(iii) to the Class M-1 Certificates, their Accrued Certificate Interest,

(iv) to the Class M-2 Certificates, their Accrued Certificate Interest,

(v) to the Class B-1 Certificates, their Accrued Certificate Interest,

(vi) to the Class B-2 Certificates, their Accrued Certificate Interest, and

(vii) to the Class B-3 Certificates, their Accrued Certificate Interest.

***Principal Distributions on the Offered Certificates***. On each Distribution Date (a) prior to the Step-Down Date or (b) on which a Trigger Event is in effect, principal distributions from the Principal Distribution Amount will be allocated as follows:

(a) Sequentially,

(i) to the Class AF-5 Certificates, an amount equal to the Class AF-5 Lockout Distribution Amount, and

(ii) sequentially, to the Class AV-1, AF-2, AF-3, AF-4, and AF-5 Certificates, in that order, until their respective certificate principal balances have been reduced to zero;

(b) the portion of the available Principal Distribution Amount remaining after making the distributions described above in paragraph (a) will be distributed sequentially in the following order of priority:

(i) to the Class M-1 Certificates, until their certificate principal balance has been reduced to zero,

(ii) to the Class M-2 Certificates, until their certificate principal balance has been reduced to zero,

(iii) to the Class B-1 Certificates, until their certificate principal balance has been reduced to zero,

(iv) to the Class B-2 Certificates, until their certificate principal balance has been reduced to zero, and

(v) to the Class B-3 Certificates, until their certificate principal balance has been reduced to zero.

On each Distribution Date (a) on or after the Step-Down Date and (b) on which a Trigger Event is not in effect, the principal distributions from the Principal Distribution Amount will be distributed sequentially as follows:

(a) To the Class A Certificates, the lesser of the Principal Distribution Amount and the Class A Principal Distribution Amount, sequentially as follows:

(i) to the Class AF-5 Certificates, an amount equal to the Class AF-5 Lockout Distribution Amount, and

(ii) sequentially, to the Class AV-1, AF-2, AF-3, AF-4, and AF-5 Certificates, in that order, until their respective certificate principal balances have been reduced to zero;

(b) the portion of the available Principal Distribution Amount remaining after making the distributions described above in paragraph (a) will be distributed sequentially in the following order of priority:

(i) to the Class M-1 Certificates, the lesser of the remaining Principal Distribution Amount and the Class M-1 Principal Distribution Amount, until the certificate principal balance thereof has been reduced to zero,

(ii) to the Class M-2 Certificates, the lesser of the remaining Principal Distribution Amount and the Class M-2 Principal Distribution Amount, until the certificate principal balance thereof has been reduced to zero,

(iii) to the Class B-1 Certificates, the lesser of the remaining Principal Distribution Amount and the Class B-1 Principal Distribution Amount, until the certificate principal balance thereof has been reduced to zero,

(iv) to the Class B-2 Certificates, the lesser of the remaining Principal Distribution Amount and the Class B-2 Principal Distribution Amount, until the certificate principal balance thereof has been reduced to zero, and

(v) to the Class B-3 Certificates, the lesser of the remaining Principal Distribution Amount and the Class B-3 Principal Distribution Amount, until the certificate principal balance thereof has been reduced to zero.

***Allocation of Net Monthly Excess Cashflow.*** For any Distribution Date, any Net Monthly Excess Cashflow shall be distributed sequentially as follows:

(i) to pay the holders of the Offered Certificates in respect of principal and the Extra Principal Distribution Amount (in the order of priority as described above under "Principal Distributions on the Offered Certificates"), until the targeted overcollateralization amount has been achieved,

(ii) to the Class M-1 Certificates, their unpaid interest shortfall amount,

(iii) to the Class M-2 Certificates, their unpaid interest shortfall amount,

(iv) to the Class B-1 Certificates, their unpaid interest shortfall amount,

(v) to the Class B-2 Certificates, their unpaid interest shortfall amount,

(vi) to the Class B-3 Certificates, their unpaid interest shortfall amount,

(vii) concurrently, any Class A Basis Risk Carry Forward Amount to the Class A Certificates pro rata, based on the Class A Basis Risk Carry Forward Amounts payable to each class of the Class A Certificates, and

(viii) sequentially, to Class M-1, M-2, B-1, B-2 and B-3 Certificates, in that order, in each case up to their respective unpaid remaining Basis Risk Carry Forward Amounts.

***Class A Principal Allocation.*** All principal distributions to the Class A Certificates on any Distribution Date will be allocated between the Class A Certificates as described above. From and after the Distribution Date on which the aggregate certificate principal balances of the Class M-1, M-2, B-1, B-2, B-3 Certificates and the overcollateralization have been reduced to zero, any principal distributions allocated to the Class A Certificates are required to be allocated pro rata to the Class A Certificates, based on their respective certificate principal balances.

***Allocation of Realized Losses.*** All Realized Losses on the Mortgage Loans will be allocated sequentially on each Distribution Date in the following order of priority, (i) to the excess cash flow, (ii) in reduction of the overcollateralization amount, and (iii) sequentially, to the Class B-3, B-2, B-1, M-2 and M-1 Certificates, in that order. An allocation of any Realized Losses to a subordinate or mezzanine certificate on any Distribution Date will be made by reducing its certificate principal balance, after taking into account all distributions made on such Distribution Date. Realized Losses will not be allocated to reduce the certificate principal balance of any class of Class A Certificates.

***Breakeven CDR Table for the Subordinate Certificates***

The assumptions for the breakeven CDR table below are as follows:

- The Pricing Prepayment Assumptions (as defined on page 3 above) are applied
- 1-month Forward LIBOR curves (as of close on January 3, 2005) are used
- 33% loss severity
- 100% advancing
- There is a 6 month lag in recoveries
- Priced to call with collateral losses calculated through the life of the applicable bond
- Certificates are priced as indicated below
- Based on preliminary spreads and balances

| | | First Dollar of Loss | 0% Return |
|---|---|---|---|
| Class M-1 | CDR (%) | 9.55 | 11.05 |
| | Yield (%) | 5.3260 | 0.0462 |
| | WAL (years) | 6.99 | 6.31 |
| Price = 100-00 | Modified Duration | 5.7 | 5.50 |
| | Principal Window | 01/12 - 01/12 | 09/11 - 09/11 |
| | Principal Writedown | $18,377.49 (0.11%) | $5,480,143.36 (33.11%) |
| | Total Collat Loss | $46,402,597.33 (8.97%) | $51,504,007.91 (9.96%) |
| Class M-2 | CDR (%) | 6.56 | 7.68 |
| | Yield (%) | 5.8688 | 0.0100 |
| | WAL (years) | 7.66 | 6.86 |
| Price = 99-11 | Modified Duration | 6.03 | 5.87 |
| | Principal Window | 09/12 - 09/12 | 06/12 - 06/12 |
| | Principal Writedown | $6,847.77 (0.06%) | $4,927,783.22 (39.70%) |
| | Total Collat Loss | $34,695,593.04 (6.71%) | $39,335,147.71 (7.61%) |
| Class B-1 | CDR (%) | 5.26 | 5.80 |
| | Yield (%) | 5.9546 | 0.1395 |
| | WAL (years) | 7.99 | 7.36 |
| Price = 98-11 | Modified Duration | 6.22 | 6.08 |
| | Principal Window | 01/13 - 01/13 | 11/12 - 11/12 |
| | Principal Writedown | $49,130.80 (0.79%) | $2,657,612.06 (42.82%) |
| | Total Collat Loss | $28,940,188.63 (5.60%) | $31,357,248.77 (6.06%) |
| Class B-2 | CDR (%) | 4.27 | 4.73 |
| | Yield (%) | 6.8137 | 0.1004 |
| | WAL (years) | 8.24 | 7.53 |
| Price = 93-17 | Modified Duration | 6.3 | 6.17 |
| | Principal Window | 04/13 - 04/13 | 03/13 - 03/13 |
| | Principal Writedown | $2,576.02 (0.05%) | $2,526,976.13 (48.87%) |
| | Total Collat Loss | $24,217,699.42 (4.68%) | $26,480,008.72 (5.12%) |

## *Selected Mortgage Loan Data*

### The Mortgage Loans – All Collateral [(1)]

| | |
|---|---|
| Scheduled Principal Balance: | $519,897,003 |
| Number of Mortgage Loans: | 2,907 |
| Average Scheduled Principal Balance: | $178,843 |
| Weighted Average Gross Coupon: | 6.367% |
| Weighted Average Net Coupon[(2)]: | 5.862% |
| Weighted Average FICO Score: | 667 |
| Weighted Average Original LTV Ratio: | 69.49% |
| Weighted Average Stated Remaining Term (Months): | 314 |
| Weighted Average Seasoning (Months): | 3 |

(1) All percentages calculated herein are percentages of scheduled principal balances as of the Statistical Calculation Date.

(2) The Weighted Average Net Coupon is equivalent to the Weighted Average Gross Coupon less the Servicing Fee and the Trustee Fee.

### Distribution by Current Principal Balance

| Current Principal Balance | Number Of Loans | Principal Balance | Pct. Of Pool By Principal Balance | Weighted Avg. Gross Coupon | Weighted Avg. FICO | Avg. Principal Balance | Weighted Avg. Original LTV | Weighted Avg. Combined LTV | Pct. Full Doc | Pct. Owner Occupied |
|---|---|---|---|---|---|---|---|---|---|---|
| $50,000 & Below | 284 | $10,499,46 | 2.02% | 8.106% | 614 | $36,970 | 68.09% | 68.76% | 100.00% | 82.04% |
| $50,001 - $75,000 | 321 | 20,092,20 | 3.86 | 7.723 | 624 | 62,593 | 74.33 | 75.63 | 100.00 | 91.59 |
| $75,001 - $100,000 | 282 | 24,595,43 | 4.73 | 7.204 | 633 | 87,218 | 70.04 | 70.86 | 99.59 | 94.79 |
| $100,001 - $125,000 | 250 | 28,286,84 | 5.44 | 7.170 | 634 | 113,147 | 73.52 | 75.23 | 100.00 | 97.52 |
| $125,001 - $150,000 | 225 | 31,152,83 | 5.99 | 6.996 | 638 | 138,457 | 71.45 | 73.22 | 100.00 | 96.99 |
| $150,001 - $200,000 | 526 | 92,289,62 | 17.75 | 6.485 | 652 | 175,456 | 69.77 | 70.96 | 100.00 | 97.81 |
| $200,001 - $250,000 | 334 | 75,081,37 | 14.44 | 6.230 | 656 | 224,795 | 70.04 | 71.64 | 99.73 | 97.90 |
| $250,001 - $300,000 | 240 | 66,313,17 | 12.76 | 6.022 | 676 | 276,305 | 69.09 | 69.89 | 99.58 | 97.46 |
| $300,001 - $350,000 | 179 | 58,403,97 | 11.23 | 5.972 | 682 | 326,279 | 69.44 | 70.74 | 98.90 | 96.11 |
| $350,001 - $400,000 | 177 | 67,656,28 | 13.01 | 5.706 | 701 | 382,239 | 66.27 | 69.22 | 100.00 | 99.45 |
| $400,001 - $450,000 | 21 | 9,011,80 | 1.73 | 6.119 | 689 | 429,134 | 66.55 | 67.64 | 100.00 | 100.00 |
| $450,001 - $500,000 | 30 | 14,392,74 | 2.77 | 5.903 | 715 | 479,758 | 70.92 | 71.99 | 100.00 | 100.00 |
| $500,001 - $550,000 | 15 | 7,837,76 | 1.51 | 6.236 | 697 | 522,518 | 70.07 | 72.95 | 100.00 | 93.50 |
| $550,001 - $600,000 | 15 | 8,860,69 | 1.70 | 5.746 | 717 | 590,713 | 63.14 | 68.10 | 100.00 | 100.00 |
| $600,001 - $650,000 | 4 | 2,562,66 | 0.49 | 5.814 | 748 | 640,666 | 60.98 | 67.17 | 100.00 | 100.00 |
| $650,001 - $700,000 | 1 | 650,18 | 0.13 | 5.625 | 700 | 650,188 | 59.36 | 59.36 | 100.00 | 100.00 |
| $700,001 - $750,000 | 2 | 1,452,26 | 0.28 | 5.811 | 677 | 726,130 | 58.73 | 63.45 | 100.00 | 100.00 |
| $750,001 - $800,000 | 1 | 757,66 | 0.15 | 5.875 | 727 | 757,664 | 80.00 | 80.00 | 100.00 | 100.00 |
| Total: | 2,907 | $519,897,00 | 100.00% | 6.367% | 667 | $178,843 | 69.49% | 71.08% | 99.77% | 97.13% |

## Distribution by Current Rate

| Current Rate | Number Of Loans | Principal Balance | Pct. Of Pool By Principal Balance | Weighted Avg. Gross Coupon | Weighted Avg. FICO | Avg. Principal Balance | Weighted Avg. Original LTV | Weighted Avg. Combined LTV | Pct. Full Doc | Pct. Owner Occupied |
|---|---|---|---|---|---|---|---|---|---|---|
| 5.00% & Below | 141 | $38,839,6 2 | 7.47% | 4.879% | 730 | $275,45 8 | 54.68% | 57.49% | 99.17% | 100.00% |
| 5.01 - 5.50% | 329 | 94,213,56 ( | 18.12 | 5.358 | 726 | 286,363 | 61.35 | 63.60 | 100.00 | 99.38 |
| 5.51 - 6.00% | 421 | 102,219,7 5 | 19.66 | 5.814 | 694 | 242,802 | 67.02 | 69.03 | 99.69 | 98.03 |
| 6.01 - 6.50% | 450 | 85,545,42 ( | 16.45 | 6.336 | 650 | 190,101 | 71.23 | 72.66 | 100.00 | 97.98 |
| 6.51 - 7.00% | 533 | 86,683,12 : | 16.67 | 6.808 | 633 | 162,633 | 74.43 | 75.79 | 99.89 | 96.25 |
| 7.01 - 7.50% | 340 | 46,205,26 ( | 8.89 | 7.289 | 621 | 135,898 | 76.54 | 77.26 | 98.96 | 93.48 |
| 7.51 - 8.00% | 278 | 31,739,16 ! | 6.10 | 7.807 | 615 | 114,170 | 78.94 | 79.52 | 100.00 | 92.59 |
| 8.01% & Above | 415 | 34,451,09 : | 6.63 | 8.843 | 596 | 83,015 | 80.77 | 81.12 | 100.00 | 94.21 |
| **Total:** | **2,907** | **$519,897, 00** | **100.00%** | **6.367%** | **667** | **$178,84 3** | **69.49%** | **71.08%** | **99.77%** | **97.13%** |

## Distribution by FICO

| Fico | Number Of Loans | Principal Balance | Pct. Of Pool By Principal Balance | Weighted Avg. Gross Coupon | Weighted Avg. FICO | Avg. Principal Balance | Weighted Avg. Original LTV | Weighted Avg. Combined LTV | Pct. Full Doc | Pct. Owner Occupied |
|---|---|---|---|---|---|---|---|---|---|---|
| 780 & Above | 113 | $30,011,5 6 | 5.77% | 5.473% | 790 | $265,589 | 58.98% | 62.45% | 100.00% | 98.29% |
| 760 - 779 | 138 | 35,615,29 : | 6.85 | 5.493 | 769 | 258,082 | 61.61 | 65.00 | 100.00 | 99.04 |
| 740 - 759 | 116 | 30,405,49 ! | 5.85 | 5.566 | 750 | 262,116 | 64.23 | 67.11 | 100.00 | 94.82 |
| 720 - 739 | 134 | 31,402,92 | 6.04 | 5.698 | 730 | 234,350 | 66.95 | 69.70 | 99.35 | 95.60 |
| 700 - 719 | 146 | 37,047,85 ! | 7.13 | 5.664 | 709 | 253,752 | 64.89 | 66.76 | 98.39 | 97.75 |
| 680 - 699 | 232 | 46,710,80 | 8.98 | 5.980 | 689 | 201,340 | 69.97 | 72.49 | 99.31 | 96.01 |
| 660 - 679 | 306 | 57,474,00 | 11.05 | 6.182 | 670 | 187,824 | 72.55 | 74.49 | 100.00 | 97.07 |
| 640 - 659 | 338 | 56,821,07 | 10.93 | 6.584 | 649 | 168,110 | 73.13 | 74.12 | 99.82 | 96.93 |
| 620 - 639 | 338 | 54,385,16 | 10.46 | 6.766 | 629 | 160,903 | 73.18 | 73.78 | 100.00 | 97.68 |
| 600 - 619 | 320 | 47,750,58 ; | 9.18 | 7.042 | 609 | 149,221 | 74.24 | 74.73 | 100.00 | 97.17 |
| 580 - 599 | 265 | 36,981,55 : | 7.11 | 7.160 | 590 | 139,553 | 72.06 | 72.30 | 100.00 | 97.33 |
| 560 - 579 | 289 | 39,740,17 ( | 7.64 | 7.128 | 570 | 137,509 | 71.90 | 72.07 | 100.00 | 97.45 |
| 540 - 559 | 115 | 11,377,76 : | 2.19 | 8.012 | 551 | 98,937 | 68.03 | 68.41 | 100.00 | 96.99 |
| 520 - 539 | 38 | 3,104,85: | 0.60 | 9.439 | 530 | 81,707 | 69.07 | 69.07 | 100.00 | 98.76 |
| N/A | 19 | 1,067,88! | 0.21 | 9.862 | N/A | 56,204 | 67.51 | 67.51 | 100.00 | 100.00 |
| **Total:** | **2,907** | **$519,897, 00** | **100.00%** | **6.367%** | **667** | **$178,843** | **69.49%** | **71.08%** | **99.77%** | **97.13%** |

## Distribution by Original LTV

| Original LTV | Number Of Loans | Principal Balance | Pct. Of Pool By Principal Balance | Weighted Avg. Gross Coupon | Weighted Avg. FICO | Avg. Principal Balance | Weighted Avg. Original LTV | Weighted Avg. Combined LTV | Pct. Full Doc | Pct. Owner Occupied |
|---|---|---|---|---|---|---|---|---|---|---|
| 40.00% & Below | 170 | $25,258,1 9 | 4.86% | 5.824% | 698 | $148,57 8 | 32.63% | 35.20% | 99.61% | 93.96% |
| 40.01 - 50.00% | 199 | 37,820,65 ! | 7.27 | 5.836 | 693 | 190,054 | 45.73 | 47.22 | 100.00 | 98.09 |
| 50.01 - 60.00% | 297 | 60,259,73 ! | 11.59 | 5.833 | 692 | 202,895 | 55.62 | 56.85 | 100.00 | 97.16 |
| 60.01 - 70.00% | 588 | 120,495,6 1! | 23.18 | 5.977 | 675 | 204,925 | 65.87 | 67.32 | 99.47 | 96.04 |
| 70.01 - 80.00% | 1,031 | 184,650,0 1! | 35.52 | 6.495 | 658 | 179,098 | 77.33 | 79.76 | 99.74 | 96.98 |
| 80.01 - 85.00% | 282 | 47,387,10 : | 9.11 | 7.004 | 638 | 168,039 | 84.25 | 84.44 | 100.00 | 98.86 |
| 85.01 - 90.00% | 254 | 32,988,36 ; | 6.35 | 7.590 | 640 | 129,875 | 89.61 | 89.65 | 100.00 | 99.72 |
| 90.01 - 95.00% | 72 | 9,307,85: | 1.79 | 7.985 | 662 | 129,276 | 94.89 | 94.89 | 100.00 | 100.00 |
| 95.01 - 100.00% | 14 | 1,729,45: | 0.33 | 8.309 | 663 | 123,532 | 99.81 | 99.81 | 100.00 | 100.00 |
| **Total:** | **2,907** | **$519,897, 00:** | **100.00%** | **6.367%** | **667** | **$178,84 3** | **69.49%** | **71.08%** | **99.77%** | **97.13%** |

## Distribution by Document Type

| Document Type | Number Of Loans | Principal Balance | Pct. Of Pool By Principal Balance | Weighted Avg. Gross Coupon | Weighted Avg. FICO | Avg. Principal Balance | Weighted Avg. Original LTV | Weighted Avg. Combined LTV | Pct. Full Doc | Pct. Owner Occupied |
|---|---|---|---|---|---|---|---|---|---|---|
| Full Doc | 2,902 | $518,675, 65: | 99.77% | 6.367% | 667 | $178,73 0 | 69.49% | 71.08% | 100.00% | 97.12% |
| No Doc | 3 | 741,46 | 0.14 | 5.539 | 697 | 247,155 | 59.57 | 59.57 | 0.00 | 100.00 |
| Stated Income | 2 | 479,88 | 0.09 | 7.125 | 712 | 239,940 | 80.00 | 88.48 | 0.00 | 100.00 |
| **Total:** | **2,907** | **$519,897, 00:** | **100.00%** | **6.367%** | **667** | **$178,84 3** | **69.49%** | **71.08%** | **99.77%** | **97.13%** |

## Distribution by Loan Purpose

| Loan Purpose | Number Of Loans | Principal Balance | Pct. Of Pool By Principal Balance | Weighted Avg. Gross Coupon | Weighted Avg. FICO | Avg. Principal Balance | Weighted Avg. Original LTV | Weighted Avg. Combined LTV | Pct. Full Doc | Pct. Owner Occupied |
|---|---|---|---|---|---|---|---|---|---|---|
| Cashout Refi | 2,200 | $393,168, 89 | 75.62% | 6.398% | 659 | $178,71 3 | 69.18% | 70.22% | 99.81% | 97.31% |
| Purchase | 375 | 63,899,78 ! | 12.29 | 6.511 | 692 | 170,399 | 76.67 | 81.61 | 99.25 | 96.18 |
| Rate/term Refi | 332 | 62,828,31 ; | 12.08 | 6.020 | 697 | 189,242 | 64.06 | 65.77 | 100.00 | 96.97 |
| **Total:** | **2,907** | **$519,897, 00:** | **100.00%** | **6.367%** | **667** | **$178,84 3** | **69.49%** | **71.08%** | **99.77%** | **97.13%** |

## Distribution by Occupancy Status

| Occupancy Status | Number Of Loans | Principal Balance | Pct. Of Pool By Principal Balance | Weighted Avg. Gross Coupon | Weighted Avg. FICO | Avg. Principal Balance | Weighted Avg. Original LTV | Weighted Avg. Combined LTV | Pct. Full Doc | Pct. Owner Occupied |
|---|---|---|---|---|---|---|---|---|---|---|

| | | | | | | | | | | |
|---|---|---|---|---|---|---|---|---|---|---|
| Non Owner | 127 | $12,650,2 7: | 2.43% | 7.194% | 669 | $99,608 | 66.04% | 66.04% | 100.00% | 0.00% |
| Owner Occupied | 2,762 | 504,961,9 2: | 97.13 | 6.345 | 667 | 182,825 | 69.59 | 71.23 | 99.76 | 100.00 |
| Second Home | 18 | 2,284,80: | 0.44 | 6.585 | 668 | 126,933 | 66.27 | 67.10 | 100.00 | 0.00 |
| **Total:** | **2,907** | **$519,897, 00:** | **100.00%** | **6.367%** | **667** | **$178,84 3** | **69.49%** | **71.08%** | **99.77%** | **97.13%** |

## Distribution by Property Type

| Property Type | Number Of Loans | Principal Balance | Pct. Of Pool By Principal Balance | Weighted Avg. Gross Coupon | Weighted Avg. FICO | Avg. Principal Balance | Weighted Avg. Original LTV | Weighted Avg. Combined LTV | Pct. Full Doc | Pct. Owner Occupied |
|---|---|---|---|---|---|---|---|---|---|---|
| 2-4 Family | 141 | $30,460,7 0 | 5.86% | 6.416% | 666 | $216,0 3: | 66.46% | 66.92% | 100.00 % | 84.20% |
| Condo | 102 | 20,429,63 | 3.93 | 5.960 | 688 | 200,29 | 69.59 | 71.58 | 100.00 | 98.35 |
| Pud | 30 | 9,651,29: | 1.86 | 5.784 | 718 | 321,71 ( | 68.75 | 70.69 | 100.00 | 100.00 |
| Single Family Detached | 2,634 | 459,355,3 6 | 88.36 | 6.394 | 666 | 174,39 ! | 69.70 | 71.34 | 99.73 | 97.87 |
| **Total:** | **2,907** | **$519,897, 00:** | **100.00 %** | **6.367%** | **667** | **$178,8 4:** | **69.49%** | **71.08%** | **99.77%** | **97.13%** |

## Distribution by State

| State | Number Of Loans | Principal Balance | Pct. Of Pool By Principal Balance | Weighted Avg. Gross Coupon | Weighted Avg. FICO | Avg. Principal Balance | Weighted Avg. Original LTV | Weighted Avg. Combined LTV | Pct. Full Doc | Pct. Owner Occupied |
|---|---|---|---|---|---|---|---|---|---|---|
| CA - Southern | 487 | $130,317, 98 | 25.07% | 5.741% | 694 | $267,59 3 | 62.01% | 63.28% | 99.68% | 97.92% |
| CA - Northern | 281 | 77,549,09 ( | 14.92 | 5.706 | 703 | 275,975 | 64.16 | 67.13 | 98.97 | 98.85 |
| NY | 279 | 63,669,88 ( | 12.25 | 6.235 | 671 | 228,207 | 67.97 | 69.35 | 100.00 | 95.73 |
| NJ | 256 | 43,609,17 ! | 8.39 | 6.758 | 625 | 170,348 | 72.16 | 72.55 | 100.00 | 97.61 |
| MD | 136 | 25,520,49 ( | 4.91 | 6.743 | 632 | 187,651 | 75.17 | 75.63 | 100.00 | 97.74 |
| VA | 104 | 17,833,88 | 3.43 | 6.747 | 660 | 171,480 | 75.13 | 76.61 | 100.00 | 96.64 |
| TX | 179 | 16,202,48 ! | 3.12 | 7.406 | 650 | 90,517 | 74.74 | 76.98 | 100.00 | 93.94 |
| PA | 108 | 10,063,57 | 1.94 | 7.268 | 614 | 93,181 | 77.00 | 77.00 | 100.00 | 95.02 |
| IL | 71 | 9,586,65! | 1.84 | 7.123 | 646 | 135,023 | 76.18 | 76.71 | 100.00 | 98.62 |
| MN | 51 | 8,001,91: | 1.54 | 6.769 | 642 | 156,900 | 77.31 | 79.94 | 100.00 | 100.00 |
| Other | 955 | 117,541,8 5! | 22.61 | 6.972 | 648 | 123,080 | 76.59 | 78.52 | 100.00 | 95.93 |
| **Total:** | **2,907** | **$519,897, 00:** | **100.00%** | **6.367%** | **667** | **$178,84 3** | **69.49%** | **71.08%** | **99.77%** | **97.13%** |

## Distribution by Zip Code

| Zip Code | Number Of Loans | Principal Balance | Pct. Of Pool By Principal Balance | Weighted Avg. Gross Coupon | Weighted Avg. FICO | Avg. Principal Balance | Weighted Avg. Original LTV | Weighted Avg. Combined LTV | Pct. Full Doc | Pct. Owner Occupied |
|---|---|---|---|---|---|---|---|---|---|---|

| | | | | | | | | | | |
|---|---|---|---|---|---|---|---|---|---|---|
| 91710 | 8 | $2,164,64 · | 0.42% | 6.063% | 667 | $270,581 | 72.58% | 72.58% | 85.16% | 100.00% |
| 92392 | 11 | 2,160,42( | 0.42 | 6.391 | 664 | 196,402 | 75.17 | 77.20 | 100.00 | 100.00 |
| 94583 | 5 | 2,122,40! | 0.41 | 5.310 | 764 | 424,481 | 56.61 | 61.46 | 100.00 | 100.00 |
| 92336 | 7 | 2,074,74· | 0.40 | 6.145 | 649 | 296,392 | 68.51 | 68.51 | 100.00 | 100.00 |
| 90278 | 4 | 1,791,12! | 0.34 | 5.407 | 747 | 447,782 | 61.25 | 62.57 | 100.00 | 100.00 |
| 91320 | 4 | 1,738,40· | 0.33 | 5.338 | 721 | 434,601 | 59.69 | 62.24 | 100.00 | 100.00 |
| 94015 | 4 | 1,713,19' | 0.33 | 5.596 | 719 | 428,299 | 68.31 | 68.31 | 100.00 | 100.00 |
| 10469 | 6 | 1,673,28: | 0.32 | 6.104 | 680 | 278,880 | 70.89 | 70.89 | 100.00 | 81.11 |
| 90034 | 4 | 1,573,84' | 0.30 | 5.286 | 724 | 393,462 | 52.87 | 55.73 | 100.00 | 100.00 |
| 93003 | 5 | 1,539,98: | 0.30 | 5.150 | 703 | 307,996 | 55.49 | 55.49 | 100.00 | 100.00 |
| Other | 2,849 | 501,344,9 4: | 96.43 | 6.391 | 666 | 175,972 | 69.66 | 71.27 | 99.82 | 97.08 |
| **Total:** | **2,907** | **$519,897, 00:** | **100.00%** | **6.367%** | **667** | **$178,843** | **69.49%** | **71.08%** | **99.77%** | **97.13%** |

## Distribution by Remaining Months to Maturity

| Remaining Months To Maturity | Number Of Loans | Principal Balance | Pct. Of Pool By Principal Balance | Weighted Avg. Gross Coupon | Weighted Avg. FICO | Avg. Principal Balance | Weighted Avg. Original LTV | Weighted Avg. Combined LTV | Pct. Full Doc | Pct. Owner Occupied |
|---|---|---|---|---|---|---|---|---|---|---|
| 121 - 180 | 797 | $120,762, 32: | 23.23% | 6.422% | 660 | $151,521 | 69.79% | 71.83% | 99.65% | 96.78% |
| 181 - 240 | 16 | 2,675,19 | 0.51 | 6.692 | 662 | 167,200 | 66.47 | 66.47 | 100.00 | 88.22 |
| 241 - 300 | 6 | 993,84· | 0.19 | 7.118 | 638 | 165,640 | 71.48 | 75.75 | 100.00 | 100.00 |
| 301 - 360 | 2,088 | 395,465,6 4: | 76.07 | 6.345 | 670 | 189,399 | 69.41 | 70.87 | 99.80 | 97.29 |
| **Total:** | **2,907** | **$519,897, 00:** | **100.00%** | **6.367%** | **667** | **$178,843** | **69.49%** | **71.08%** | **99.77%** | **97.13%** |

## Distribution by Amortization Type

| Amortization Type | Number Of Loans | Principal Balance | Pct. Of Pool By Principal Balance | Weighted Avg. Gross Coupon | Weighted Avg. FICO | Avg. Principal Balance | Weighted Avg. Original LTV | Weighted Avg. Combined LTV | Pct. Full Doc | Pct. Owner Occupied |
|---|---|---|---|---|---|---|---|---|---|---|
| Fixed | 2,907 | $519,897, 00: | 100.00% | 6.367% | 667 | $178,843 | 69.49% | 71.08% | 99.77% | 97.13% |
| **Total:** | **2,907** | **$519,897, 00:** | **100.00%** | **6.367%** | **667** | **$178,843** | **69.49%** | **71.08%** | **99.77%** | **97.13%** |

## Distribution by Prepayment Term Months

| Prepayment Term Months | Number Of Loans | Principal Balance | Pct. Of Pool By Principal Balance | Weighted Avg. Gross Coupon | Weighted Avg. FICO | Avg. Principal Balance | Weighted Avg. Original LTV | Weighted Avg. Combined LTV | Pct. Full Doc | Pct. Owner Occupied |
|---|---|---|---|---|---|---|---|---|---|---|
| 0 | 826 | $115,318, 70: | 22.18% | 6.955% | 635 | $139,611 | 73.17% | 73.96% | 100.00% | 97.12% |
| 12 | 238 | 59,614,53 ; | 11.47 | 6.027 | 689 | 250,481 | 67.50 | 68.89 | 100.00 | 97.38 |
| 24 | 25 | 3,956,89' | 0.76 | 6.758 | 670 | 158,276 | 77.21 | 78.56 | 100.00 | 100.00 |
| 36 | 1,818 | 341,006,8 6! | 65.59 | 6.222 | 675 | 187,573 | 68.50 | 70.40 | 99.64 | 97.05 |
| **Total:** | **2,907** | **$519,897, 00:** | **100.00%** | **6.367%** | **667** | **$178,843** | **69.49%** | **71.08%** | **99.77%** | **97.13%** |

## Distribution by Interest Only Loans

| Interest Only Loans | Number Of Loans | Principal Balance | Pct. Of Pool By Principal Balance | Weighted Avg. Gross Coupon | Weighted Avg. FICO | Avg. Principal Balance | Weighted Avg. Original LTV | Weighted Avg. Combined LTV | Pct. Full Doc | Pct. Owner Occupied |
|---|---|---|---|---|---|---|---|---|---|---|
| N | 2,907 | $519,897,00: | 100.00% | 6.367% | 667 | $178,843 | 69.49% | 71.08% | 99.77% | 97.13% |
| **Total:** | **2,907** | **$519,897,00:** | **100.00%** | **6.367%** | **667** | **$178,843** | **69.49%** | **71.08%** | **99.77%** | **97.13%** |

***WAC Cap.*** The information in the following table has been prepared assuming prepayments on the mortgage loans occur at the Pricing Prepayment Assumption. It is highly unlikely, however, that prepayments on the mortgage loans will occur at the Pricing Prepayment Assumption or at any other constant percentage. There is no assurance, therefore, of whether or to what extent the actual mortgage rates on the mortgage loans on any Distribution Date will conform to the corresponding rate set forth for that Distribution Date in the following table.

| Distribution Date | WAC Cap[(1)] | Distribution Date | WAC Cap[(1)] |
|---|---|---|---|
| 25-Feb-05 | 5.86151% | 25-Apr-09 | 5.86166% |
| 25-Mar-05 | 5.86152% | 25-May-09 | 5.86166% |
| 25-Apr-05 | 5.86152% | 25-Jun-09 | 5.86166% |
| 25-May-05 | 5.86153% | 25-Jul-09 | 5.86166% |
| 25-Jun-05 | 5.86153% | 25-Aug-09 | 5.86166% |
| 25-Jul-05 | 5.86154% | 25-Sep-09 | 5.86166% |
| 25-Aug-05 | 5.86154% | 25-Oct-09 | 5.86166% |
| 25-Sep-05 | 5.86155% | 25-Nov-09 | 5.86166% |
| 25-Oct-05 | 5.86155% | 25-Dec-09 | 5.86165% |
| 25-Nov-05 | 5.86156% | 25-Jan-10 | 5.86165% |
| 25-Dec-05 | 5.86156% | 25-Feb-10 | 5.86165% |
| 25-Jan-06 | 5.86157% | 25-Mar-10 | 5.86165% |
| 25-Feb-06 | 5.86157% | 25-Apr-10 | 5.86165% |
| 25-Mar-06 | 5.86157% | 25-May-10 | 5.86165% |
| 25-Apr-06 | 5.86158% | 25-Jun-10 | 5.86165% |
| 25-May-06 | 5.86158% | 25-Jul-10 | 5.86164% |
| 25-Jun-06 | 5.86159% | 25-Aug-10 | 5.86164% |
| 25-Jul-06 | 5.86159% | 25-Sep-10 | 5.86164% |
| 25-Aug-06 | 5.86159% | 25-Oct-10 | 5.86164% |
| 25-Sep-06 | 5.86160% | 25-Nov-10 | 5.86163% |
| 25-Oct-06 | 5.86160% | 25-Dec-10 | 5.86163% |
| 25-Nov-06 | 5.86160% | 25-Jan-11 | 5.86163% |
| 25-Dec-06 | 5.86161% | 25-Feb-11 | 5.86163% |
| 25-Jan-07 | 5.86161% | 25-Mar-11 | 5.86162% |
| 25-Feb-07 | 5.86161% | 25-Apr-11 | 5.86162% |
| 25-Mar-07 | 5.86162% | 25-May-11 | 5.86161% |
| 25-Apr-07 | 5.86162% | 25-Jun-11 | 5.86161% |
| 25-May-07 | 5.86162% | 25-Jul-11 | 5.86161% |
| 25-Jun-07 | 5.86162% | 25-Aug-11 | 5.86160% |
| 25-Jul-07 | 5.86163% | 25-Sep-11 | 5.86160% |
| 25-Aug-07 | 5.86163% | 25-Oct-11 | 5.86159% |
| 25-Sep-07 | 5.86163% | 25-Nov-11 | 5.86159% |
| 25-Oct-07 | 5.86163% | 25-Dec-11 | 5.86158% |
| 25-Nov-07 | 5.86164% | 25-Jan-12 | 5.86158% |
| 25-Dec-07 | 5.86164% | 25-Feb-12 | 5.86157% |
| 25-Jan-08 | 5.86164% | 25-Mar-12 | 5.86157% |
| 25-Feb-08 | 5.86164% | 25-Apr-12 | 5.86156% |
| 25-Mar-08 | 5.86164% | 25-May-12 | 5.86155% |
| 25-Apr-08 | 5.86165% | 25-Jun-12 | 5.86155% |
| 25-May-08 | 5.86165% | 25-Jul-12 | 5.86154% |
| 25-Jun-08 | 5.86165% | 25-Aug-12 | 5.86153% |
| 25-Jul-08 | 5.86165% | 25-Sep-12 | 5.86152% |
| 25-Aug-08 | 5.86165% | 25-Oct-12 | 5.86152% |
| 25-Sep-08 | 5.86165% | 25-Nov-12 | 5.86151% |
| 25-Oct-08 | 5.86165% | 25-Dec-12 | 5.86150% |
| 25-Nov-08 | 5.86165% | 25-Jan-13 | 5.86149% |
| 25-Dec-08 | 5.86166% | 25-Feb-13 | 5.86148% |
| 25-Jan-09 | 5.86166% | 25-Mar-13 | 5.86148% |
| 25-Feb-09 | 5.86166% | 25-Apr-13 | 5.86147% |
| 25-Mar-09 | 5.86166% | 25-May-13 | 5.86146% |

(1) Calculated on a 30/360 basis.

| Distribution Date | WAC Cap[1] |
|---|---|
| 25-Jun-13 | 5.86145% |
| 25-Jul-13 | 5.86144% |
| 25-Aug-13 | 5.86143% |
| 25-Sep-13 | 5.86142% |
| 25-Oct-13 | 5.86141% |
| 25-Nov-13 | 5.86139% |
| 25-Dec-13 | 5.86138% |
| 25-Jan-14 | 5.86137% |
| 25-Feb-14 | 5.86136% |
| 25-Mar-14 | 5.86135% |
| 25-Apr-14 | 5.86133% |
| 25-May-14 | 5.86132% |
| 25-Jun-14 | 5.86131% |
| 25-Jul-14 | 5.86129% |
| 25-Aug-14 | 5.86128% |
| 25-Sep-14 | 5.86126% |
| 25-Oct-14 | 5.86125% |
| 25-Nov-14 | 5.86123% |
| 25-Dec-14 | 5.86122% |
| 25-Jan-15 | 5.86120% |

(1) Calculated on a 30/360 basis.

# $505,762,000
### (Approximate)
# GSAA Home Equity Trust 2005-1
# GS Mortgage Securities Corp., Depositor
### Asset-Backed Certificates

## *Overview of the Offered Certificates*

| Certificates | Approximate Initial Principal Balance [1][2] | Certificate Type | Credit Support[3] | Initial Pass-Through Rate [4] | Average Life (yrs)[5] | Principal Payment Window [5][6] | Ratings Moody's/S&P |
|---|---|---|---|---|---|---|---|
| AV-1 | $185,042,000 | Sr | 10.00% | LIBOR + [ ]% | 1.00 | 02/05 - 01/07 | Aaa/[AAA] |
| AF-2 | $124,208,000 | Sr | 10.00% | [ ]% | 3.00 | 01/07 - 06/09 | Aaa/[AAA] |
| AF-3 | $33,023,000 | Sr | 10.00% | [ ]% | 5.00 | 06/09 - 10/10 | Aaa/[AAA] |
| AF-4 | $76,809,000 | Sr | 10.00% | [ ]% | 8.47 | 10/10 - 09/14 | Aaa/[AAA] |
| AF-5 | $46,543,000 | Sr | 10.00% | [ ]% | 6.75 | 02/08 - 09/14 | Aaa/[AAA] |
| M-1 | $16,549,000 | Mez | 6.80% | [ ]% | 6.36 | 02/08 - 09/14 | Aa2/[AA+] |
| M-2 | $12,411,000 | Mez | 4.40% | [ ]% | 6.36 | 02/08 - 09/14 | A2/[AA] |
| B-1 | $6,206,000 | Sub | 3.20% | [ ]% | 6.36 | 02/08 - 09/14 | Baa2/[A] |
| B-2 | $5,171,000 | Sub | 2.20% | [ ]% | 6.34 | 02/08 - 09/14 | Baa3/[BBB+] |
| Total | $505,762,000 | | | | | | |

## *Overview of the Non-offered Certificates*

| Certificates | Approximate Initial Principal Balance [1][2] | Certificate Type | Credit Support[3] | Initial Pass-Through Rate [4] | Average Life (yrs)[5] | Principal Payment Window [5][6] | Ratings Moody's/S&P |
|---|---|---|---|---|---|---|---|
| B-3 | $5,172,000 | Sub | 1.20% | [ ]% | N/A | N/A | N/A |

(1) The initial aggregate principal balance of the Certificates will be subject to an upward or downward variance of no more than approximately 5%.
(2) The principal balance of the Certificates is calculated using the scheduled principal balance of the Mortgage Loans as of the Statistical Calculation Date rolled 1 month forward at 5% CPR.
(3) Fully funded Overcollateralization of approximately 1.20%
(4) See the "Structure of the Certificates" section of this term sheet for more information on the Pass-Through Rates of the Certificates.
(5) Assuming payment based on the pricing speeds outlined in "Key Terms – Pricing Prepayment Assumption" and to a 10% Optional Clean-up Call on the Certificates.
(6) The Final Scheduled Distribution Date for the Certificates is the Distribution Date in November 2034.

## *Selected Mortgage Pool Data* [7]

| | Aggregate |
|---|---|
| **Scheduled Principal Balance:** | $519,897,003 |
| **Number of Mortgage Loans:** | 2,907 |
| **Average Scheduled Principal Balance:** | $178,843 |
| **Weighted Average Gross Coupon:** | 6.367% |
| **Weighted Average Net Coupon[8]:** | 5.862% |
| **Weighted Average FICO Score:** | 667 |
| **Weighted Average Original LTV Ratio:** | 69.49% |
| **Weighted Average Std. Remaining Term (Months):** | 314 |
| **Weighted Average Seasoning (Months):** | 3 |

(7) All percentages calculated herein are percentages of scheduled principal balances as of the Statistical Calculation Date.
(8) The Weighted Average Net Coupon is equivalent to the Weighted Average Gross Coupon less the Servicing Fee and the Trustee Fee.

## *Features of the Transaction*

- The mortgage loans in the transaction consist of Alt-A type, fixed rate, first lien, residential mortgage loans (the "Mortgage Loans") originated by Wells Fargo Bank, N.A. ("Wells Fargo").
- Credit support for the Certificates will be provided through a senior/subordinate structure, fully funded overcollaterization of approximately 1.20%, excess spread and mortgage insurance.
- The Mortgage Loans will be serviced by Wells Fargo Home Mortgage ("WFHM").
- None of the Mortgage Loans are classified as (a) "high cost" loans under the Home Ownership and Equity Protection Act of 1994, as amended or (b) "high cost" loans under any other applicable state, federal or local law.
- None of the Mortgage Loans secured by a property in the state of Georgia were originated between October 1, 2002 and March 7, 2003.
- The transaction will be modeled on INTEX as GSAA0501 and on Bloomberg as GSAA 2005-1.
- The Offered Certificates will be registered under a registration statement filed with the Securities and Exchange Commission.

## *Time Table*

| | |
|---|---|
| **Expected Closing Date:** | On or before January 28, 2005 |
| **Cut-off Date:** | January 1, 2005 |
| **Statistical Calculation Date:** | December 1, 2004 |
| **Expected Pricing Date:** | On or before January 12, 2005 |
| **First Distribution Date:** | February 25, 2005 |

## *Key Terms*

| | |
|---|---|
| **Offered Certificates:** | Class AV-1, AF-2, AF-3, AF-4, AF-5, M-1, M-2, B-1 and B-2 Certificates |
| **Non-offered Certificates:** | Class B-3 Certificates |
| **Class A Certificates:** | Class AV-1, AF-2, AF-3, AF-4, and AF-5 Certificates |
| **Fixed Rate Certificates:** | Class AF-2, AF-3, AF-4, AF-5, M-1, M-2, B-1, B-2 and B-3 Certificates |
| **Variable Rate Certificates:** | Class AV-1 Certificates |
| **Subordinate Certificates:** | Class M-1, M-2, B-1, B-2 and B-3 Certificates |
| **Class AF-5 Certificates:** | The Class AF-5 Certificates will be "lock-out" certificates. The Class AF-5 Certificates generally will not receive any portion of principal payment until the February 2008 distribution Date. Thereafter, they will receive an increasing percentage of their *pro-rata* share of principal payable to the Certificates based on a schedule |
| **Depositor:** | GS Mortgage Securities Corp. |
| **Manager:** | Goldman, Sachs & Co. |
| **Servicer:** | Wells Fargo Home Mortgage |

| | |
|---|---|
| **Trustee:** | Deutsche Bank National Trust Company |
| **Servicing Fee:** | 50 bps |
| **Trustee Fee:** | 0.50 bps |
| **Distribution Date:** | 25th day of the month or the following business day |
| **Record Date:** | For any Distribution Date, the last business day of the Interest Accrual Period |
| **Delay Days:** | 24 days for the Fixed Rate Certificates<br>0 day delay on the Variable Rate Certificates |
| **Day Count:** | 30/360 basis on the Fixed Rate Certificates and actual/360 basis on the Variable Rate Certificates |
| **Interest Accrual Period:** | For the Fixed Rate Certificates, the calendar month immediately preceding the then current Distribution Date. For the Variable Rate Certificates, from the prior Distribution Date to the day prior to the current Distribution Date except for the initial accrual period for which interest will accrue from the Closing Date |
| **Pricing Prepayment Assumption:** | CPR starting at 10% CPR in the loan's first month, increasing to 20% CPR in month 12 (a 0.909% increase per month), and remaining at 20% CPR thereafter |
| **Due Period:** | For the Mortgage Loans, the period commencing on the second day of the calendar month preceding the month in which the Distribution Date occurs and ending on the first day of the calendar month in which Distribution Date occurs |
| **Mortgage Loans:** | The trust will consist of Alt-A type, fixed rate, first lien residential mortgage loans with an approximate, scheduled principal balance of $519,897,003 as of the Statistical Calculation Date |
| **Servicer Advancing:** | Yes as to principal and interest, subject to recoverability |
| **Excess Spread:** | The initial weighted average net coupon of the mortgage pool will be greater than the interest payments on the Certificates, resulting in excess cash flow calculated in the following manner based on the collateral as of the Statistical Calculation Date rolled 1 month forward at 5% CPR. |

| | |
|---|---|
| Initial Gross WAC [1]: | 6.3665% |
| Less Fees & Expenses [2]: | 0.5050% |
| Net WAC [1]: | 5.8615% |
| Less Initial Certificate Coupon (Approx.)[1][3]: | 4.0277% |
| Initial Excess Spread [1]: | 1.8338% |

(1) This amount will vary on each distribution date based on changes to the weighted average interest rate on the Mortgage Loans as well as any changes in day count.

(2) Includes the Servicing Fee and Trustee Fee.

(3) Assumes 1-month LIBOR equal to 2.50925%, initial marketing spreads and a 30-day month. This amount will vary on each distribution date based on changes to the weighted average Pass-Through Rates on the Certificates as well as any changes in day count.

| | |
|---|---|
| **Compensating Interest:** | The Servicer shall provide compensating interest equal to the lesser of (A) the aggregate of the prepayment interest shortfalls on the Mortgage Loans resulting from voluntary principal prepayments on the Mortgage Loans during the month prior to the month in which the related Distribution Date occurs and (B) one-half of the aggregate Servicing Fee received by the Servicer for that Distribution Date |

| | |
|---|---|
| **Optional Clean-up Call:** | The transaction has a 10% optional clean-up call |
| **Rating Agencies:** | Moody's Investors Service and Standard & Poor's Ratings Group |
| **Minimum Denomination:** | $50,000 with regard to each of the Offered Certificates |
| **Legal Investment:** | It is anticipated that the Class A and Class M-1 Certificates will be SMMEA eligible |
| **ERISA Eligible:** | Underwriter's exemption is expected to apply to all Offered Certificates. However, prospective purchasers should consult their own counsel |

**Tax Treatment:** The Offered Certificates represent REMIC regular interests and, to a limited extent, interests in certain basis risk interest carryover payments pursuant to the payment priorities in the transaction, which interest in certain basis risk interest carryover payments will be treated for tax purposes as an interest rate cap contract

**Prospectus:** The Offered Certificates will be offered pursuant to a prospectus supplemented by a prospectus supplement (together, the "Prospectus"). Complete information with respect to the Offered Certificates and the collateral securing them will be contained in the Prospectus. The information herein is qualified in its entirety by the information appearing in the Prospectus. To the extent that the information herein is inconsistent with the Prospectus, the Prospectus shall govern in all respects. Sales of the Offered Certificates may not be consummated unless the purchaser has received the Prospectus

PLEASE SEE "RISK FACTORS" IN THE PROSPECTUS FOR A DESCRIPTION OF INFORMATION THAT SHOULD BE CONSIDERED IN CONNECTION WITH AN INVESTMENT IN THE OFFERED CERTIFICATES

## Structure of the Certificates

### Description of Principal and Interest Distributions

Principal will be paid as described in the "Principal Distributions on the Offered Certificates" section of this term sheet. Prior to the Step-Down Date, or so long as a Trigger Event is in effect, principal will be paid to the Offered Certificates as described herein. On or after the Step-Down Date, so long as no Trigger Event is in effect, the Offered Certificates will be paid, in order of seniority, principal only to the extent necessary to maintain their credit enhancement target. Excess interest will be available to maintain the overcollateralization (which is one component of the credit support available to the Certificateholders).

Interest on the Variable Rate Certificates will be paid monthly at a rate of one-month LIBOR plus a margin, subject to the WAC Cap as described below. Interest on the Fixed Rate Certificates will be paid monthly at a specified rate, subject to the WAC Cap as described below. Interest on the Class AF-4 Certificates, the Class AF-5 Certificates and the Subordinate Certificates will be paid monthly at a specified rate that will step up after the Optional Clean-up Call is first exercisable, subject to the WAC Cap as described below. The interest paid to each class of Offered and Non-Offered Certificates will be reduced by their allocable share of prepayment interest shortfalls not covered by compensating interest and shortfalls resulting from the application of Servicemembers Civil Relief Act (or any similar state statute) allocated to such class. Any reductions in the Pass-Through Rate on the Offered and Non-Offered Certificates attributable to the WAC Cap will be carried forward with interest at the applicable Pass-Through Rate as described below and will be payable after payment of all required principal payments on such future Distribution Dates. Such carry forward will not be paid back after the certificate principal balance of the applicable class has been reduced to zero.

### Definitions

***Credit Enhancement.*** The Offered Certificates are credit enhanced by (1) the Net Monthly Excess Cash Flow from the Mortgage Loans, (2) approximately 1.20% overcollateralization (funded upfront) (after the Step-Down Date, so long as a Trigger Event is not in effect, the required overcollateralization will equal 2.40% of the aggregate scheduled principal balance of the Mortgage Loans as of the last day of the related Due Period, subject to a floor equal to 0.50% of the aggregate initial balance of the Mortgage Loans as of the Cut-off Date), and (3) subordination of distributions on the more subordinate classes of certificates to the required distributions on the more senior classes of certificates.

***Mortgage Insurance.*** As of the Statistical Calculation Date substantially all of the Mortgage Loans with LTVs greater than 80% are covered by borrower paid mortgage insurance.

***Credit Enhancement Percentage Before Step-Down.*** For any Distribution Date, the percentage obtained by dividing (x) the aggregate certificate principal balance of the subordinate certificates (including any overcollateralization and taking into account the distributions of the Principal Distribution Amount for such Distribution Date) by (y) the aggregate scheduled principal balance of the Mortgage Loans as of the last day of the related Due Period.

***Step-Down Date.*** The earlier of (A) the date on which the principal balance of the Class A Certificates has been reduced to zero and (B) the later to occur of:

(x) the Distribution Date occurring in February 2008; and

(y) the first Distribution Date on which the Credit Enhancement Percentage for the Class A Certificates is greater than or equal to 20.00%.

| Class | Initial Credit Enhancement Percentage | Step-Down Credit Enhancement Percentage |
|---|---|---|
| A | 10.00% | 20.00% |
| M-1 | 6.80% | 13.60% |
| M-2 | 4.40% | 8.80% |
| B-1 | 3.20% | 6.40% |
| B-2 | 2.20% | 4.40% |
| B-3 | 1.20% | 2.40% |

***Trigger Event.*** A Trigger Event is in effect on any Distribution Date if (i) on that Distribution Date the 60 Day+ Rolling Average equals or exceeds [50]% of the prior period's Credit Enhancement Percentage to be specified in the Prospectus (the 60 Day+ Rolling Average will equal the rolling three month average percentage of Mortgage Loans that are 60 or more days delinquent, including loans in foreclosure and REO and Mortgage Loans where the mortgagor has filed for bankruptcy) or (ii) during such period, the aggregate amount of realized losses incurred since the Cut-off Date through the last day of the related prepayment period divided by the aggregate scheduled principal balance of the Mortgage Loans as of the Cut-off Date (the "Cumulative Realized Loss Percentage") exceeds the amounts set forth below:

| Distribution Date | Cumulative Realized Loss Percentage: |
|---|---|
| February 2008 – January 2009 | 1.00% for the first month, plus an additional 1/12th of 0.500% for each month thereafter (e.g., approximately 1.042% in March 2008) |
| February 2009 – January 2010 | 1.50%for the first month, plus an additional 1/12th of 0.500% for each month thereafter (e.g., approximately 1.542% in March 2009) |
| February 2010 – January 2011 | 2.00% for the first month, plus an additional 1/12th of 0.300% for each month thereafter (e.g., approximately 2.025% in March 2010) |
| February 2011 and thereafter | 2.30% |

***Step-Up Coupons.*** If the Optional Clean-up Call is not exercised on the date it is first exercisable, the Pass-Through Rate on the Class AF-4, Class AF-5 and each class of Subordinate Certificates will increase by 0.50% per annum.

***Class AV-1 Pass-Through Rate.*** The Class AV-1Certificates will accrue interest at a variable rate equal to the lesser of (i) one-month LIBOR plus [ ]% and (ii) the WAC Cap calculated on an actual/360 basis.

***Class AF-2 Pass-Through Rate.*** The Class AF-2 Certificates will accrue interest at a per annum interest rate equal to the lesser of (i) [ ]% and (ii) the WAC Cap.

***Class AF-3 Pass-Through Rate.*** The Class AF-3 Certificates will accrue interest at a per annum interest rate equal to the lesser of (i) [ ]% and (ii) the WAC Cap.

***Class AF-4 Pass-Through Rate.*** The Class AF-4 Certificates will accrue interest at a per annum interest rate equal to the lesser of (i) [ ]% (plus 0.50% after the first Distribution Date on which the Optional Clean-up Call is exercisable) and (ii) the WAC Cap.

***Class AF-5 Pass-Through Rate.*** The Class AF-5 Certificates will accrue interest at a per annum interest rate equal to the lesser of (i) [ ]% (plus 0.50% after the first Distribution Date on which the Optional Clean-up Call is exercisable) and (ii) the WAC Cap.

***Class M-1 Pass-Through Rate.*** The Class M-1 Certificates will accrue interest at a per annum interest rate equal to the lesser of (i) [ ]% (plus 0.50% after the first Distribution Date on which the Optional Clean-up Call is exercisable) and (ii) the WAC Cap.

***Class M-2 Pass-Through Rate.*** The Class M-2 Certificates will accrue interest at a per annum interest rate equal to the lesser of (i) [ ]% (plus 0.50% after the first Distribution Date on which the Optional Clean-up Call is exercisable) and (ii) the WAC Cap.

***Class B-1 Pass-Through Rate.*** The Class B-1 Certificates will accrue interest at a per annum interest rate equal to the lesser of (i) [ ]% (plus 0.50% after the first Distribution Date on which the Optional Clean-up Call is exercisable) and (ii) the WAC Cap.

***Class B-2 Pass-Through Rate.*** The Class B-2 Certificates will accrue interest at a per annum interest rate equal to the lesser of (i) [ ]% (plus 0.50% after the first Distribution Date on which the Optional Clean-up Call is exercisable) and (ii) the WAC Cap.

***Class B-3 Pass-Through Rate.*** The Class B-3 Certificates will accrue interest at a per annum interest rate equal to the lesser of (i) [ ]% (plus 0.50% after the first Distribution Date on which the Optional Clean-up Call is exercisable) and (ii) the WAC Cap.

***WAC Cap.*** As to any Distribution Date, a per annum rate equal to the weighted average gross rate of the Mortgage Loans in effect on the beginning of the related Due Period less the Trustee Fee and the Servicing Fee.

***Class A Basis Risk Carry Forward Amount.*** As to any Distribution Date where the pass-through rate for such related Certificates is limited by the WAC Cap, the supplemental interest amount for the Class A Certificates will equal the sum of: (i) the excess, if any, that the related class of Class A Certificates, as applicable, would otherwise be due at the related Pass-Through Rate (without regard to the WAC Cap) over interest due on such class of Class A Certificates at a rate equal to the WAC Cap (in the case of the Class AV-1 Certificates, calculated on an actual/360 basis); (ii) any Basis Risk Carry Forward Amount for such class of Class A Certificates, as applicable, remaining unpaid from prior Distribution Dates, and (iii) interest on the amount in clause (ii) at the related Pass-Through Rate for such class of Class A Certificates (without regard to the WAC Cap).

***Class M-1, M-2, B-1, B-2 and B-3 Basis Risk Carry Forward Amounts.*** As to any Distribution Date where the pass-through rate for such related Certificates is limited by the WAC Cap, the supplemental interest amount for each of the Class M-1, M-2, B-1, B-2 and B-3 Certificates will equal the sum of (i) the excess, if any, of interest that would otherwise be due on such class of certificates at such certificates' applicable Pass-Through Rate (without regard to the WAC Cap) over interest due on such class of certificates at a rate equal to the WAC Cap, (ii) any Basis Risk Carry Forward Amount for such class remaining unpaid for such certificate from prior Distribution Dates, and (iii) interest on the amount in clause (ii) at the certificates' applicable Pass-Through Rate (without regard to the WAC Cap).

***Accrued Certificate Interest.*** For each class of Certificate on any Distribution Date, the amount of interest accrued during the related Interest Accrual Period on the related class certificate balance immediately prior to such Distribution Date at the related Pass-Through Rate as reduced by that class's share of net prepayment interest shortfalls and any shortfalls resulting from the application of the Servicemembers Civil Relief Act or any similar state statutes.

***Interest Remittance Amount on the Offered Certificates.*** For any Distribution Date, the portion of funds available for distribution on such Distribution Date attributable to interest received or advanced on the Mortgage Loans less the Servicing Fee and the Trustee Fee.

***Principal Remittance Amount.*** On any Distribution Date, the sum of:

(i) all scheduled payments of principal due during the related Due Period and received by the Servicer on or prior to the related determination date or advanced by the Servicer on the related Servicer remittance date,

(ii) the principal portion of all partial and full prepayments received during the month prior to the month during which such Distribution Date occurs,

(iii) the principal portion of all net liquidation proceeds, net condemnation proceeds and net insurance proceeds received during the month prior to the month during which such Distribution Date occurs,

(iv) the principal portion of the repurchase price for any repurchased Mortgage Loans, the repurchase obligation for which arose during the month prior to the month during which such Distribution Date occurs and that were repurchased during the period from the prior Distribution Date through the Servicer remittance date prior to such Distribution Date,

(v) the principal portion of substitution adjustments received in connection with the substitution of a Mortgage Loan as of such Distribution Date, and

(vi) the principal portion of the termination price if the Optional Clean-Up Call is exercised.

***Principal Distribution Amount.*** On any Distribution Date, the sum of (i) the Basic Principal Distribution Amount and (ii) the Extra Principal Distribution Amount.

***Basic Principal Distribution Amount.*** On any Distribution Date, the excess of (i) the aggregate Principal Remittance Amount over (ii) the Excess Subordinated Amount, if any.

***Extra Principal Distribution Amount.*** For any Distribution Date, the lesser of (i) the excess of (x) interest collected or advanced on the Mortgage Loans for each Distribution Date (less the Servicing Fee and the Trustee Fee) and available for distribution during the related due period, over (y) the sum of interest payable on the Offered Certificates on such Distribution Date and (ii) the overcollateralization deficiency amount for such Distribution Date.

***Net Monthly Excess Cashflow.*** For any Distribution Date is the amount of available funds for such Distribution Date remaining after making all payments of interest and principal to the certificates from the Interest Remittance Amount and Principal Remittance Amount, respectively.

***Excess Subordinated Amount.*** For any Distribution Date, means the excess, if any of (i) the actual overcollateralization, over (ii) the required overcollateralization for such Distribution Date.

**Class A Principal Distribution Amount.** An amount equal to the excess of (x) the aggregate certificate principal balance of the Class A Certificates immediately prior to such Distribution Date over (y) the lesser of (A) the product of (1) approximately 80.00% and (2) the aggregate scheduled principal balance of the Mortgage Loans for such Distribution Date and (B) the aggregate scheduled principal balance of the Mortgage Loans for such Distribution Date minus 0.50% of the aggregate scheduled principal balance of the Mortgage Loans as of the Cut-off Date.

***Class AF-5 Calculation Percentage.*** For any Distribution Date will be the fraction, expressed as a percentage, the numerator of which is the certificate principal balance of the Class AF-5 Certificates and the denominator of which is the aggregate certificate principal balance of the Class A Certificates, in each case before giving effect to distributions of principal on that Distribution Date.

***Class AF-5 Lockout Distribution Amount:*** For any Distribution Date will be an amount equal to the product of (i) the Class AF-5 Calculation Percentage for that Distribution Date, (ii) the Class AF-5 Lockout Percentage for that Distribution Date and (iii) the principal allocable to the Class A Certificates for that Distribution Date. In no event shall the Class AF-5 Lockout Distribution Amount exceed the outstanding certificate principal balance for the Class AF-5 Certificates or the Class A Principal Distribution Amount for the applicable Distribution Date.

***Class AF-5 Lockout Percentage:*** For each Distribution Date will be as follows:

| Distribution Date (Months) | Lockout Percentage |
|---|---|
| 1 to 36 | 0% |
| 37 to 60 | 45% |
| 61 to 72 | 80% |
| 73 to 84 | 100% |
| 85 and thereafter | 300% |

***Class M-1 Principal Distribution Amount.*** An amount equal to the excess of: (x) the sum of: (A) the aggregate certificate principal balance of the Class A Certificates (after taking into account any payment of the Class A Principal Distribution Amount on such Distribution Date) and (B) the certificate principal balance of the Class M-1 Certificates immediately prior to such Distribution Date, over (y) the lesser of: (A) the product of (i) approximately 86.40% and (ii) the aggregate scheduled principal balance of the Mortgage Loans for such Distribution Date, and (B) the excess, if any, of the aggregate scheduled principal balance of the Mortgage Loans for such Distribution Date over 0.50% of the aggregate scheduled principal balance of the Mortgage Loans as of the Cut-off Date.

***Class M-2 Principal Distribution Amount.*** An amount equal to the excess of: (x) the sum of: (A) the aggregate certificate principal balance of the Class A Certificates (after taking into account any payment of the Class A Principal Distribution Amount on such Distribution Date), (B) the certificate principal balance of the Class M-1 Certificates (after taking into account any payment of the Class M-1 Principal Distribution Amount on such Distribution Date), and (C) the certificate principal balance of the Class M-2 Certificates immediately prior to such Distribution Date, over (y) the lesser of: (A) the product of (i) approximately 91.20% and (ii) the aggregate scheduled principal balance of the Mortgage Loans for such Distribution Date, and (B) the excess, if any, of the aggregate scheduled principal balance of the Mortgage Loans for such Distribution Date over 0.50% of the aggregate scheduled principal balance of the Mortgage Loans as of the Cut-off Date.

***Class B-1 Principal Distribution Amount.*** An amount equal to the excess of: (x) the sum of: (A) the aggregate certificate principal balance of the Class A Certificates (after taking into account any payment of the Class A Principal Distribution Amount on such Distribution Date), (B) the certificate principal balance of the Class M-1 Certificates (after taking into account any payment of the Class M-1 Principal Distribution Amount on such Distribution Date), (C) the certificate principal balance of the Class M-2 Certificates (after taking into account any payment of the Class M-2 Principal Distribution Amount on such Distribution Date), and (D) the certificate principal balance of the Class B-1 Certificates immediately prior to such Distribution Date, over (y) the lesser of: (A) the product of (i) approximately 93.60% and (ii) the aggregate scheduled principal balance of the Mortgage Loans for such Distribution Date, and (B) the excess, if any, of the aggregate scheduled principal balance of the Mortgage Loans for such Distribution Date over 0.50% of the aggregate scheduled principal balance of the Mortgage Loans as of the Cut-off Date.

***Class B-2 Principal Distribution Amount.*** An amount equal to the excess of: (x) the sum of: (A) the aggregate certificate principal balance of the Class A Certificates (after taking into account any payment of the Class A Principal Distribution Amount on such Distribution Date), (B) the certificate principal balance of the Class M-1 Certificates (after taking into account any payment of the Class M-1 Principal Distribution Amount on such Distribution Date), (C) the certificate principal balance of the Class M-2 Certificates (after taking into account any payment of the Class M-2 Principal Distribution Amount on such Distribution Date), (D) the certificate principal balance of the Class B-1 Certificates (after taking into account any payment of the Class B-1 Principal Distribution Amount on such Distribution Date), and (E) the certificate principal balance of the Class B-2 Certificates immediately prior to such Distribution Date, over (y) the lesser of: (A) the product of (i) approximately 95.60% and (ii) the aggregate scheduled principal balance of the Mortgage Loans for such Distribution Date, and (B) the excess, if any, of the aggregate scheduled principal balance of the Mortgage Loans for such Distribution Date over 0.50% of the aggregate scheduled principal balance of the Mortgage Loans as of the Cut-off Date.

***Class B-3 Principal Distribution Amount.*** An amount equal to the excess of: (x) the sum of: (A) the aggregate certificate principal balance of the Class A Certificates (after taking into account any payment of the Class A Principal Distribution Amount on such Distribution Date), (B) the certificate principal balance of the Class M-1 Certificates (after taking into account any payment of the Class M-1 Principal Distribution Amount on such Distribution Date), (C) the certificate principal balance of the Class M-2 Certificates (after taking into account any payment of the Class M-2 Principal Distribution Amount on such Distribution Date), (D) the certificate principal balance of the Class B-1 Certificates (after taking into account any payment of the Class B-1 Principal Distribution Amount on such Distribution Date), and (E) the certificate principal balance of the Class B-2 Certificates (after taking into account any payment of the Class B-2 Principal Distribution Amount on such Distribution Date), and (F) the certificate principal balance of the Class B-3 Certificates immediately prior to such Distribution Date, over (y) the lesser of: (A) the product of (i) approximately 97.60% and (ii) the aggregate scheduled principal balance of the Mortgage Loans for such Distribution Date, and (B) the excess, if any, of the aggregate scheduled principal balance of the Mortgage Loans for such Distribution Date over 0.50% of the aggregate scheduled principal balance of the Mortgage Loans as of the Cut-off Date.

***Realized Losses.*** With respect to any defaulted Mortgage Loan that is liquidated, the amount of loss realized equal to the portion of the principal balance remaining unpaid after application of all liquidation proceeds, insurance proceeds and condemnation awards, net of amounts reimbursable to the Servicer for the related advances and the Servicing Fee and the Trustee Fee in respect of such Mortgage Loan.

## Distributions

***Interest Distributions on the Offered Certificates.*** On each Distribution Date, interest distributions from the Interest Remittance Amount will be distributed sequentially as follows:

(i) to the Class A Certificates, pro rata, their respective Accrued Certificate Interest,

(ii) to the Class A Certificates, pro rata, their respective unpaid Accrued Certificate Interest, if any, from prior Distribution Dates,

(iii) to the Class M-1 Certificates, their Accrued Certificate Interest,

(iv) to the Class M-2 Certificates, their Accrued Certificate Interest,

(v) to the Class B-1 Certificates, their Accrued Certificate Interest,

(vi) to the Class B-2 Certificates, their Accrued Certificate Interest, and

(vii) to the Class B-3 Certificates, their Accrued Certificate Interest.

***Principal Distributions on the Offered Certificates.*** On each Distribution Date (a) prior to the Step-Down Date or (b) on which a Trigger Event is in effect, principal distributions from the Principal Distribution Amount will be allocated as follows:

(a) Sequentially,

  (i) to the Class AF-5 Certificates, an amount equal to the Class AF-5 Lockout Distribution Amount, and

  (ii) sequentially, to the Class AV-1, AF-2, AF-3, AF-4, and AF-5 Certificates, in that order, until their respective certificate principal balances have been reduced to zero;

(b) the portion of the available Principal Distribution Amount remaining after making the distributions described above in paragraph (a) will be distributed sequentially in the following order of priority:

  (i) to the Class M-1 Certificates, until their certificate principal balance has been reduced to zero,

  (ii) to the Class M-2 Certificates, until their certificate principal balance has been reduced to zero,

  (iii) to the Class B-1 Certificates, until their certificate principal balance has been reduced to zero,

  (iv) to the Class B-2 Certificates, until their certificate principal balance has been reduced to zero, and

  (v) to the Class B-3 Certificates, until their certificate principal balance has been reduced to zero.

On each Distribution Date (a) on or after the Step-Down Date and (b) on which a Trigger Event is not in effect, the principal distributions from the Principal Distribution Amount will be distributed sequentially as follows:

(a) To the Class A Certificates, the lesser of the Principal Distribution Amount and the Class A Principal Distribution Amount, sequentially as follows:

  (i) to the Class AF-5 Certificates, an amount equal to the Class AF-5 Lockout Distribution Amount, and

  (ii) sequentially, to the Class AV-1, AF-2, AF-3, AF-4, and AF-5 Certificates, in that order, until their respective certificate principal balances have been reduced to zero;

(b) the portion of the available Principal Distribution Amount remaining after making the distributions described above in paragraph (a) will be distributed sequentially in the following order of priority:

  (i) to the Class M-1 Certificates, the lesser of the remaining Principal Distribution Amount and the Class M-1 Principal Distribution Amount, until the certificate principal balance thereof has been reduced to zero,

  (ii) to the Class M-2 Certificates, the lesser of the remaining Principal Distribution Amount and the Class M-2 Principal Distribution Amount, until the certificate principal balance thereof has been reduced to zero,

  (iii) to the Class B-1 Certificates, the lesser of the remaining Principal Distribution Amount and the Class B-1 Principal Distribution Amount, until the certificate principal balance thereof has been reduced to zero,

  (iv) to the Class B-2 Certificates, the lesser of the remaining Principal Distribution Amount and the Class B-2 Principal Distribution Amount, until the certificate principal balance thereof has been reduced to zero, and

  (v) to the Class B-3 Certificates, the lesser of the remaining Principal Distribution Amount and the Class B-3 Principal Distribution Amount, until the certificate principal balance thereof has been reduced to zero.

***Allocation of Net Monthly Excess Cashflow.*** For any Distribution Date, any Net Monthly Excess Cashflow shall be distributed sequentially as follows:

(i) to pay the holders of the Offered Certificates in respect of principal and the Extra Principal Distribution Amount (in the order of priority as described above under "Principal Distributions on the Offered Certificates"), until the targeted overcollateralization amount has been achieved,

(ii) to the Class M-1 Certificates, their unpaid interest shortfall amount,

(iii) to the Class M-2 Certificates, their unpaid interest shortfall amount,

(iv) to the Class B-1 Certificates, their unpaid interest shortfall amount,

(v) to the Class B-2 Certificates, their unpaid interest shortfall amount,

(vi) to the Class B-3 Certificates, their unpaid interest shortfall amount,

(vii) concurrently, any Class A Basis Risk Carry Forward Amount to the Class A Certificates pro rata, based on the Class A Basis Risk Carry Forward Amounts payable to each class of the Class A Certificates, and

(viii) sequentially, to Class M-1, M-2, B-1, B-2 and B-3 Certificates, in that order, in each case up to their respective unpaid remaining Basis Risk Carry Forward Amounts.

***Class A Principal Allocation.*** All principal distributions to the Class A Certificates on any Distribution Date will be allocated between the Class A Certificates as described above. From and after the Distribution Date on which the aggregate certificate principal balances of the Class M-1, M-2, B-1, B-2, B-3 Certificates and the overcollateralization have been reduced to zero, any principal distributions allocated to the Class A Certificates are required to be allocated pro rata to the Class A Certificates, based on their respective certificate principal balances.

***Allocation of Realized Losses.*** All Realized Losses on the Mortgage Loans will be allocated sequentially on each Distribution Date in the following order of priority, (i) to the excess cash flow, (ii) in reduction of the overcollateralization amount, and (iii) sequentially, to the Class B-3, B-2, B-1, M-2 and M-1 Certificates, in that order. An allocation of any Realized Losses to a subordinate or mezzanine certificate on any Distribution Date will be made by reducing its certificate principal balance, after taking into account all distributions made on such Distribution Date. Realized Losses will not be allocated to reduce the certificate principal balance of any class of Class A Certificates.

***Breakeven CDR Table for the Subordinate Certificates***

The assumptions for the breakeven CDR table below are as follows:

- The Pricing Prepayment Assumptions (as defined on page 3 above) are applied
- 1-month Forward LIBOR curves (as of close on January 3, 2005) are used
- 33% loss severity
- 100% advancing
- There is a 6 month lag in recoveries
- Priced to call with collateral losses calculated through the life of the applicable bond
- Certificates are priced as indicated below
- Based on preliminary spreads and balances

| | | First Dollar of Loss | 0% Return |
|---|---|---|---|
| Class M-1 | CDR (%) | 9.55 | 11.05 |
| | Yield (%) | 5.3260 | 0.0462 |
| | WAL (years) | 6.99 | 6.31 |
| Price = 100-00 | Modified Duration | 5.7 | 5.50 |
| | Principal Window | 01/12 - 01/12 | 09/11 - 09/11 |
| | Principal Writedown | $18,377.49 (0.11%) | $5,480,143.36 (33.11%) |
| | Total Collat Loss | $46,402,597.33 (8.97%) | $51,504,007.91 (9.96%) |
| Class M-2 | CDR (%) | 6.56 | 7.68 |
| | Yield (%) | 5.8688 | 0.0100 |
| | WAL (years) | 7.66 | 6.86 |
| Price = 99-11 | Modified Duration | 6.03 | 5.87 |
| | Principal Window | 09/12 - 09/12 | 06/12 - 06/12 |
| | Principal Writedown | $6,847.77 (0.06%) | $4,927,783.22 (39.70%) |
| | Total Collat Loss | $34,695,593.04 (6.71%) | $39,335,147.71 (7.61%) |
| Class B-1 | CDR (%) | 5.26 | 5.80 |
| | Yield (%) | 5.9546 | 0.1395 |
| | WAL (years) | 7.99 | 7.36 |
| Price = 98-11 | Modified Duration | 6.22 | 6.08 |
| | Principal Window | 01/13 - 01/13 | 11/12 - 11/12 |
| | Principal Writedown | $49,130.80 (0.79%) | $2,657,612.06 (42.82%) |
| | Total Collat Loss | $28,940,188.63 (5.60%) | $31,357,246.77 (6.06%) |
| Class B-2 | CDR (%) | 4.27 | 4.73 |
| | Yield (%) | 6.8137 | 0.1004 |
| | WAL (years) | 8.24 | 7.53 |
| Price = 93-17 | Modified Duration | 6.3 | 6.17 |
| | Principal Window | 04/13 - 04/13 | 03/13 - 03/13 |
| | Principal Writedown | $2,576.02 (0.05%) | $2,526,976.13 (48.87%) |
| | Total Collat Loss | $24,217,699.42 (4.68%) | $26,480,008.72 (5.12%) |

*Selected Mortgage Loan Data*

## The Mortgage Loans – All Collateral [1]

| | |
|---|---|
| Scheduled Principal Balance: | $519,897,003 |
| Number of Mortgage Loans: | 2,907 |
| Average Scheduled Principal Balance: | $178,843 |
| Weighted Average Gross Coupon: | 6.367% |
| Weighted Average Net Coupon[2]: | 5.862% |
| Weighted Average FICO Score: | 667 |
| Weighted Average Original LTV Ratio: | 69.49% |
| Weighted Average Stated Remaining Term (Months): | 314 |
| Weighted Average Seasoning (Months): | 3 |

(1) All percentages calculated herein are percentages of scheduled principal balances as of the Statistical Calculation Date.

(2) The Weighted Average Net Coupon is equivalent to the Weighted Average Gross Coupon less the Servicing Fee and the Trustee Fee.

## Distribution by Current Principal Balance

| Current Principal Balance | Number Of Loans | Principal Balance | Pct. Of Pool By Principal Balance | Weighted Avg. Gross Coupon | Weighted Avg. FICO | Avg. Principal Balance | Weighted Avg. Original LTV | Weighted Avg. Combined LTV | Pct. Full Doc | Pct. Owner Occupied |
|---|---|---|---|---|---|---|---|---|---|---|
| $50,000 & Below | 284 | $10,499,464 | 2.02% | 8.106% | 614 | $36,970 | 68.09% | 68.76% | 100.00% | 82.04% |
| $50,001 - $75,000 | 321 | 20,092,205 | 3.86 | 7.723 | 624 | 62,593 | 74.33 | 75.63 | 100.00 | 91.59 |
| $75,001 - $100,000 | 282 | 24,595,433 | 4.73 | 7.204 | 633 | 87,218 | 70.04 | 70.86 | 99.59 | 94.79 |
| $100,001 - $125,000 | 250 | 28,286,847 | 5.44 | 7.170 | 634 | 113,147 | 73.52 | 75.23 | 100.00 | 97.52 |
| $125,001 - $150,000 | 225 | 31,152,837 | 5.99 | 6.996 | 638 | 138,457 | 71.45 | 73.22 | 100.00 | 96.99 |
| $150,001 - $200,000 | 526 | 92,289,624 | 17.75 | 6.485 | 652 | 175,456 | 69.77 | 70.96 | 100.00 | 97.81 |
| $200,001 - $250,000 | 334 | 75,081,373 | 14.44 | 6.230 | 666 | 224,795 | 70.04 | 71.64 | 99.73 | 97.90 |
| $250,001 - $300,000 | 240 | 66,313,177 | 12.76 | 6.022 | 676 | 276,305 | 69.09 | 69.89 | 99.58 | 97.46 |
| $300,001 - $350,000 | 179 | 58,403,972 | 11.23 | 5.972 | 682 | 326,279 | 69.44 | 70.74 | 98.90 | 96.11 |
| $350,001 - $400,000 | 177 | 67,656,285 | 13.01 | 5.706 | 701 | 382,239 | 66.27 | 69.22 | 100.00 | 99.45 |
| $400,001 - $450,000 | 21 | 9,011,806 | 1.73 | 6.119 | 689 | 429,134 | 66.55 | 67.64 | 100.00 | 100.00 |
| $450,001 - $500,000 | 30 | 14,392,746 | 2.77 | 5.903 | 715 | 479,758 | 70.92 | 71.99 | 100.00 | 100.00 |
| $500,001 - $550,000 | 15 | 7,837,766 | 1.51 | 6.236 | 697 | 522,518 | 70.07 | 72.95 | 100.00 | 93.50 |
| $550,001 - $600,000 | 15 | 8,860,691 | 1.70 | 5.746 | 717 | 590,713 | 63.14 | 68.10 | 100.00 | 100.00 |
| $600,001 - $650,000 | 4 | 2,562,663 | 0.49 | 5.814 | 748 | 640,666 | 60.98 | 67.17 | 100.00 | 100.00 |
| $650,001 - $700,000 | 1 | 650,188 | 0.13 | 5.625 | 700 | 650,188 | 59.36 | 59.36 | 100.00 | 100.00 |
| $700,001 - $750,000 | 2 | 1,452,260 | 0.28 | 5.811 | 677 | 726,130 | 58.73 | 63.45 | 100.00 | 100.00 |
| $750,001 - $800,000 | 1 | 757,664 | 0.15 | 5.875 | 727 | 757,664 | 80.00 | 80.00 | 100.00 | 100.00 |
| **Total:** | **2,907** | **$519,897,003** | **100.00%** | **6.367%** | **667** | **$178,843** | **69.49%** | **71.08%** | **99.77%** | **97.13%** |

## Distribution by Current Rate

| Current Rate | Number Of Loans | Principal Balance | Pct. Of Pool By Principal Balance | Weighted Avg. Gross Coupon | Weighted Avg. FICO | Avg. Principal Balance | Weighted Avg. Original LTV | Weighted Avg. Combined LTV | Pct. Full Doc | Pct. Owner Occupied |
|---|---|---|---|---|---|---|---|---|---|---|
| 5.00% & Below | 141 | $38,839,621 | 7.47% | 4.879% | 730 | $275,458 | 54.68% | 57.49% | 99.17% | 100.00% |
| 5.01 - 5.50% | 329 | 94,213,560 | 18.12 | 5.358 | 726 | 286,363 | 61.35 | 63.60 | 100.00 | 99.38 |
| 5.51 - 6.00% | 421 | 102,219,750 | 19.66 | 5.814 | 694 | 242,802 | 67.02 | 69.03 | 99.69 | 98.03 |
| 6.01 - 6.50% | 450 | 85,545,426 | 16.45 | 6.336 | 650 | 190,101 | 71.23 | 72.66 | 100.00 | 97.98 |
| 6.51 - 7.00% | 533 | 86,683,123 | 16.67 | 6.808 | 633 | 162,633 | 74.43 | 75.79 | 99.89 | 96.25 |
| 7.01 - 7.50% | 340 | 46,205,266 | 8.89 | 7.289 | 621 | 135,898 | 76.54 | 77.26 | 98.96 | 93.48 |
| 7.51 - 8.00% | 278 | 31,739,165 | 6.10 | 7.807 | 615 | 114,170 | 78.94 | 79.52 | 100.00 | 92.59 |
| 8.01% & Above | 415 | 34,451,093 | 6.63 | 8.843 | 596 | 83,015 | 80.77 | 81.12 | 100.00 | 94.21 |
| **Total:** | **2,907** | **$519,897,003** | **100.00%** | **6.367%** | **667** | **$178,843** | **69.49%** | **71.08%** | **99.77%** | **97.13%** |

## Distribution by FICO

| Fico | Number Of Loans | Principal Balance | Pct. Of Pool By Principal Balance | Weighted Avg. Gross Coupon | Weighted Avg. FICO | Avg. Principal Balance | Weighted Avg. Original LTV | Weighted Avg. Combined LTV | Pct. Full Doc | Pct. Owner Occupied |
|---|---|---|---|---|---|---|---|---|---|---|
| 780 & Above | 113 | $30,011,569 | 5.77% | 5.473% | 790 | $265,589 | 58.98% | 62.45% | 100.00% | 98.29% |
| 760 - 779 | 138 | 35,615,292 | 6.85 | 5.493 | 769 | 258,082 | 61.61 | 65.00 | 100.00 | 99.04 |
| 740 - 759 | 116 | 30,405,495 | 5.85 | 5.566 | 750 | 262,116 | 64.23 | 67.11 | 100.00 | 94.82 |
| 720 - 739 | 134 | 31,402,927 | 6.04 | 5.698 | 730 | 234,350 | 66.95 | 69.70 | 99.35 | 95.60 |
| 700 - 719 | 146 | 37,047,859 | 7.13 | 5.664 | 709 | 253,752 | 64.89 | 66.76 | 98.39 | 97.75 |
| 680 - 699 | 232 | 46,710,801 | 8.98 | 5.980 | 689 | 201,340 | 69.97 | 72.49 | 99.31 | 96.01 |
| 660 - 679 | 306 | 57,474,007 | 11.05 | 6.182 | 670 | 187,824 | 72.55 | 74.49 | 100.00 | 97.07 |
| 640 - 659 | 338 | 56,821,074 | 10.93 | 6.584 | 649 | 168,110 | 73.13 | 74.12 | 99.82 | 96.93 |
| 620 - 639 | 338 | 54,385,164 | 10.46 | 6.766 | 629 | 160,903 | 73.18 | 73.78 | 100.00 | 97.68 |
| 600 - 619 | 320 | 47,750,588 | 9.18 | 7.042 | 609 | 149,221 | 74.24 | 74.73 | 100.00 | 97.17 |
| 580 - 599 | 265 | 36,981,553 | 7.11 | 7.160 | 590 | 139,553 | 72.06 | 72.30 | 100.00 | 97.33 |
| 560 - 579 | 289 | 39,740,176 | 7.64 | 7.128 | 570 | 137,509 | 71.90 | 72.07 | 100.00 | 97.45 |
| 540 - 559 | 115 | 11,377,762 | 2.19 | 8.012 | 551 | 98,937 | 68.03 | 68.41 | 100.00 | 96.99 |
| 520 - 539 | 38 | 3,104,852 | 0.60 | 9.439 | 530 | 81,707 | 69.07 | 69.07 | 100.00 | 98.76 |
| N/A | 19 | 1,067,885 | 0.21 | 9.862 | N/A | 56,204 | 67.51 | 67.51 | 100.00 | 100.00 |
| **Total:** | **2,907** | **$519,897,003** | **100.00%** | **6.367%** | **667** | **$178,843** | **69.49%** | **71.08%** | **99.77%** | **97.13%** |

## Distribution by Original LTV

| Original LTV | Number Of Loans | Principal Balance | Pct. Of Pool By Principal Balance | Weighted Avg. Gross Coupon | Weighted Avg. FICO | Avg. Principal Balance | Weighted Avg. Original LTV | Weighted Avg. Combined LTV | Pct. Full Doc | Pct. Owner Occupied |
|---|---|---|---|---|---|---|---|---|---|---|
| 40.00% & Below | 170 | $25,258,194 | 4.86% | 5.824% | 698 | $148,578 | 32.63% | 35.20% | 99.61% | 93.96% |
| 40.01 - 50.00% | 199 | 37,820,659 | 7.27 | 5.836 | 693 | 190,054 | 45.73 | 47.22 | 100.00 | 98.09 |
| 50.01 - 60.00% | 297 | 60,259,739 | 11.59 | 5.833 | 692 | 202,895 | 55.62 | 56.85 | 100.00 | 97.16 |
| 60.01 - 70.00% | 588 | 120,495,619 | 23.18 | 5.977 | 675 | 204,925 | 65.87 | 67.32 | 99.47 | 96.04 |
| 70.01 - 80.00% | 1,031 | 184,650,015 | 35.52 | 6.495 | 658 | 179,098 | 77.33 | 79.76 | 99.74 | 96.98 |
| 80.01 - 85.00% | 282 | 47,387,102 | 9.11 | 7.004 | 638 | 168,039 | 84.25 | 84.44 | 100.00 | 98.86 |
| 85.01 - 90.00% | 254 | 32,988,368 | 6.35 | 7.590 | 640 | 129,875 | 89.61 | 89.65 | 100.00 | 99.72 |
| 90.01 - 95.00% | 72 | 9,307,853 | 1.79 | 7.985 | 662 | 129,276 | 94.89 | 94.89 | 100.00 | 100.00 |
| 95.01 - 100.00% | 14 | 1,729,453 | 0.33 | 8.309 | 663 | 123,532 | 99.81 | 99.81 | 100.00 | 100.00 |
| **Total:** | **2,907** | **$519,897,003** | **100.00%** | **6.367%** | **667** | **$178,843** | **69.49%** | **71.08%** | **99.77%** | **97.13%** |

## Distribution by Document Type

| Document Type | Number Of Loans | Principal Balance | Pct. Of Pool By Principal Balance | Weighted Avg. Gross Coupon | Weighted Avg. FICO | Avg. Principal Balance | Weighted Avg. Original LTV | Weighted Avg. Combined LTV | Pct. Full Doc | Pct. Owner Occupied |
|---|---|---|---|---|---|---|---|---|---|---|
| Full Doc | 2,902 | $518,675,658 | 99.77% | 6.367% | 667 | $178,730 | 69.49% | 71.08% | 100.00% | 97.12% |
| No Doc | 3 | 741,464 | 0.14 | 5.539 | 697 | 247,155 | 59.57 | 59.57 | 0.00 | 100.00 |
| Stated Income | 2 | 479,881 | 0.09 | 7.125 | 712 | 239,940 | 80.00 | 88.48 | 0.00 | 100.00 |
| **Total:** | **2,907** | **$519,897,003** | **100.00%** | **6.367%** | **667** | **$178,843** | **69.49%** | **71.08%** | **99.77%** | **97.13%** |

## Distribution by Loan Purpose

| Loan Purpose | Number Of Loans | Principal Balance | Pct. Of Pool By Principal Balance | Weighted Avg. Gross Coupon | Weighted Avg. FICO | Avg. Principal Balance | Weighted Avg. Original LTV | Weighted Avg. Combined LTV | Pct. Full Doc | Pct. Owner Occupied |
|---|---|---|---|---|---|---|---|---|---|---|
| Cashout Refi | 2,200 | $393,168,896 | 75.62% | 6.398% | 659 | $178,713 | 69.18% | 70.22% | 99.81% | 97.31% |
| Purchase | 375 | 63,899,789 | 12.29 | 6.511 | 692 | 170,399 | 76.67 | 81.61 | 99.25 | 96.18 |
| Rate/term Refi | 332 | 62,828,318 | 12.08 | 6.020 | 697 | 189,242 | 64.06 | 65.77 | 100.00 | 96.97 |
| **Total:** | **2,907** | **$519,897,003** | **100.00%** | **6.367%** | **667** | **$178,843** | **69.49%** | **71.08%** | **99.77%** | **97.13%** |

## Distribution by Occupancy Status

| Occupancy Status | Number Of Loans | Principal Balance | Pct. Of Pool By Principal Balance | Weighted Avg. Gross Coupon | Weighted Avg. FICO | Avg. Principal Balance | Weighted Avg. Original LTV | Weighted Avg. Combined LTV | Pct. Full Doc | Pct. Owner Occupied |
|---|---|---|---|---|---|---|---|---|---|---|
| Non Owner | 127 | $12,650,273 | 2.43% | 7.194% | 669 | $99,608 | 66.04% | 66.04% | 100.00% | 0.00% |
| Owner Occupied | 2,762 | 504,961,928 | 97.13 | 6.345 | 667 | 182,825 | 69.59 | 71.23 | 99.76 | 100.00 |
| Second Home | 18 | 2,284,802 | 0.44 | 6.585 | 668 | 126,933 | 66.27 | 67.10 | 100.00 | 0.00 |
| **Total:** | **2,907** | **$519,897,003** | **100.00%** | **6.367%** | **667** | **$178,843** | **69.49%** | **71.08%** | **99.77%** | **97.13%** |

## Distribution by Property Type

| Property Type | Number Of Loans | Principal Balance | Pct. Of Pool By Principal Balance | Weighted Avg. Gross Coupon | Weighted Avg. FICO | Avg. Principal Balance | Weighted Avg. Original LTV | Weighted Avg. Combined LTV | Pct. Full Doc | Pct. Owner Occupied |
|---|---|---|---|---|---|---|---|---|---|---|
| 2-4 Family | 141 | $30,460,704 | 5.86% | 6.416% | 666 | $216,033 | 66.46% | 66.92% | 100.00% | 84.20% |
| Condo | 102 | 20,429,637 | 3.93 | 5.960 | 688 | 200,291 | 69.59 | 71.58 | 100.00 | 98.35 |
| Pud | 30 | 9,651,298 | 1.86 | 5.784 | 718 | 321,710 | 68.75 | 70.69 | 100.00 | 100.00 |
| Single Family Detached | 2,634 | 459,355,364 | 88.36 | 6.394 | 666 | 174,395 | 69.70 | 71.34 | 99.73 | 97.87 |
| **Total:** | **2,907** | **$519,897,003** | **100.00%** | **6.367%** | **667** | **$178,843** | **69.49%** | **71.08%** | **99.77%** | **97.13%** |

## Distribution by State

| State | Number Of Loans | Principal Balance | Pct. Of Pool By Principal Balance | Weighted Avg. Gross Coupon | Weighted Avg. FICO | Avg. Principal Balance | Weighted Avg. Original LTV | Weighted Avg. Combined LTV | Pct. Full Doc | Pct. Owner Occupied |
|---|---|---|---|---|---|---|---|---|---|---|
| CA - Southern | 487 | $130,317,987 | 25.07% | 5.741% | 694 | $267,593 | 62.01% | 63.28% | 99.68% | 97.92% |
| CA - Northern | 281 | 77,549,096 | 14.92 | 5.706 | 703 | 275,975 | 64.16 | 67.13 | 98.97 | 98.85 |
| NY | 279 | 63,669,880 | 12.25 | 6.235 | 671 | 228,207 | 67.97 | 69.35 | 100.00 | 95.73 |
| NJ | 256 | 43,609,175 | 8.39 | 6.758 | 625 | 170,348 | 72.16 | 72.55 | 100.00 | 97.61 |
| MD | 136 | 25,520,490 | 4.91 | 6.743 | 632 | 187,651 | 75.17 | 75.63 | 100.00 | 97.74 |
| VA | 104 | 17,833,887 | 3.43 | 6.747 | 660 | 171,480 | 75.13 | 76.61 | 100.00 | 96.64 |
| TX | 179 | 16,202,489 | 3.12 | 7.406 | 650 | 90,517 | 74.74 | 76.98 | 100.00 | 93.94 |
| PA | 108 | 10,063,577 | 1.94 | 7.268 | 614 | 93,181 | 77.00 | 77.00 | 100.00 | 95.02 |
| IL | 71 | 9,586,655 | 1.84 | 7.123 | 646 | 135,023 | 76.18 | 76.71 | 100.00 | 98.62 |
| MN | 51 | 8,001,913 | 1.54 | 6.769 | 642 | 156,900 | 77.31 | 79.94 | 100.00 | 100.00 |
| Other | 955 | 117,541,855 | 22.61 | 6.972 | 648 | 123,080 | 76.59 | 78.52 | 100.00 | 95.93 |
| **Total:** | **2,907** | **$519,897,003** | **100.00%** | **6.367%** | **667** | **$178,843** | **69.49%** | **71.08%** | **99.77%** | **97.13%** |

## Distribution by Zip Code

| Zip Code | Number Of Loans | Principal Balance | Pct. Of Pool By Principal Balance | Weighted Avg. Gross Coupon | Weighted Avg. FICO | Avg. Principal Balance | Weighted Avg. Original LTV | Weighted Avg. Combined LTV | Pct. Full Doc | Pct. Owner Occupied |
|---|---|---|---|---|---|---|---|---|---|---|
| 91710 | 8 | $2,164,647 | 0.42% | 6.063% | 667 | $270,581 | 72.58% | 72.58% | 85.16% | 100.00% |
| 92392 | 11 | 2,160,426 | 0.42 | 6.391 | 664 | 196,402 | 75.17 | 77.20 | 100.00 | 100.00 |
| 94583 | 5 | 2,122,405 | 0.41 | 5.310 | 764 | 424,481 | 56.61 | 61.46 | 100.00 | 100.00 |
| 92336 | 7 | 2,074,741 | 0.40 | 6.145 | 649 | 296,392 | 68.51 | 68.51 | 100.00 | 100.00 |
| 90278 | 4 | 1,791,129 | 0.34 | 5.407 | 747 | 447,782 | 61.25 | 62.57 | 100.00 | 100.00 |
| 91320 | 4 | 1,738,404 | 0.33 | 5.338 | 721 | 434,601 | 59.69 | 62.24 | 100.00 | 100.00 |
| 94015 | 4 | 1,713,197 | 0.33 | 5.596 | 719 | 428,299 | 68.31 | 68.31 | 100.00 | 100.00 |
| 10469 | 6 | 1,673,283 | 0.32 | 6.104 | 680 | 278,880 | 70.89 | 70.89 | 100.00 | 81.11 |
| 90034 | 4 | 1,573,847 | 0.30 | 5.286 | 724 | 393,462 | 52.87 | 55.73 | 100.00 | 100.00 |
| 93003 | 5 | 1,539,982 | 0.30 | 5.150 | 703 | 307,996 | 55.49 | 55.49 | 100.00 | 100.00 |
| Other | 2,849 | 501,344,942 | 96.43 | 6.391 | 666 | 175,972 | 69.66 | 71.27 | 99.82 | 97.08 |
| **Total:** | **2,907** | **$519,897,003** | **100.00%** | **6.367%** | **667** | **$178,843** | **69.49%** | **71.08%** | **99.77%** | **97.13%** |

## Distribution by Remaining Months to Maturity

| Remaining Months To Maturity | Number Of Loans | Principal Balance | Pct. Of Pool By Principal Balance | Weighted Avg. Gross Coupon | Weighted Avg. FICO | Avg. Principal Balance | Weighted Avg. Original LTV | Weighted Avg. Combined LTV | Pct. Full Doc | Pct. Owner Occupied |
|---|---|---|---|---|---|---|---|---|---|---|
| 121 - 180 | 797 | $120,762,322 | 23.23% | 6.422% | 660 | $151,521 | 69.79% | 71.83% | 99.65% | 96.78% |
| 181 - 240 | 16 | 2,675,196 | 0.51 | 6.692 | 662 | 167,200 | 66.47 | 66.47 | 100.00 | 88.22 |
| 241 - 300 | 6 | 993,841 | 0.19 | 7.118 | 638 | 165,640 | 71.48 | 75.75 | 100.00 | 100.00 |
| 301 - 360 | 2,088 | 395,465,643 | 76.07 | 6.345 | 670 | 189,399 | 69.41 | 70.87 | 99.80 | 97.29 |
| **Total:** | **2,907** | **$519,897,003** | **100.00%** | **6.367%** | **667** | **$178,843** | **69.49%** | **71.08%** | **99.77%** | **97.13%** |

## Distribution by Amortization Type

| Amortization Type | Number Of Loans | Principal Balance | Pct. Of Pool By Principal Balance | Weighted Avg. Gross Coupon | Weighted Avg. FICO | Avg. Principal Balance | Weighted Avg. Original LTV | Weighted Avg. Combined LTV | Pct. Full Doc | Pct. Owner Occupied |
|---|---|---|---|---|---|---|---|---|---|---|
| Fixed | 2,907 | $519,897,003 | 100.00% | 6.367% | 667 | $178,843 | 69.49% | 71.08% | 99.77% | 97.13% |
| **Total:** | **2,907** | **$519,897,003** | **100.00%** | **6.367%** | **667** | **$178,843** | **69.49%** | **71.08%** | **99.77%** | **97.13%** |

## Distribution by Prepayment Term Months

| Prepayment Term Months | Number Of Loans | Principal Balance | Pct. Of Pool By Principal Balance | Weighted Avg. Gross Coupon | Weighted Avg. FICO | Avg. Principal Balance | Weighted Avg. Original LTV | Weighted Avg. Combined LTV | Pct. Full Doc | Pct. Owner Occupied |
|---|---|---|---|---|---|---|---|---|---|---|
| 0 | 826 | $115,318,702 | 22.18% | 6.955% | 635 | $139,611 | 73.17% | 73.96% | 100.00% | 97.12% |
| 12 | 238 | 59,614,538 | 11.47 | 6.027 | 689 | 250,481 | 67.50 | 68.89 | 100.00 | 97.38 |
| 24 | 25 | 3,956,897 | 0.76 | 6.758 | 670 | 158,276 | 77.21 | 78.56 | 100.00 | 100.00 |
| 36 | 1,818 | 341,006,865 | 65.59 | 6.222 | 675 | 187,573 | 68.50 | 70.40 | 99.64 | 97.05 |
| **Total:** | **2,907** | **$519,897,003** | **100.00%** | **6.367%** | **667** | **$178,843** | **69.49%** | **71.08%** | **99.77%** | **97.13%** |

## Distribution by Interest Only Loans

| Interest Only Loans | Number Of Loans | Principal Balance | Pct. Of Pool By Principal Balance | Weighted Avg. Gross Coupon | Weighted Avg. FICO | Avg. Principal Balance | Weighted Avg. Original LTV | Weighted Avg. Combined LTV | Pct. Full Doc | Pct. Owner Occupied |
|---|---|---|---|---|---|---|---|---|---|---|
| N | 2,907 | $519,897,003 | 100.00% | 6.367% | 667 | $178,843 | 69.49% | 71.08% | 99.77% | 97.13% |
| **Total:** | **2,907** | **$519,897,003** | **100.00%** | **6.367%** | **667** | **$178,843** | **69.49%** | **71.08%** | **99.77%** | **97.13%** |

***WAC Cap.*** The information in the following table has been prepared assuming prepayments on the mortgage loans occur at the Pricing Prepayment Assumption. It is highly unlikely, however, that prepayments on the mortgage loans will occur at the Pricing Prepayment Assumption or at any other constant percentage. There is no assurance, therefore, of whether or to what extent the actual mortgage rates on the mortgage loans on any Distribution Date will conform to the corresponding rate set forth for that Distribution Date in the following table.

| Distribution Date | WAC Cap[1] | Distribution Date | WAC Cap[1] |
|---|---|---|---|
| 25-Feb-05 | 5.86151% | 25-Apr-09 | 5.86166% |
| 25-Mar-05 | 5.86152% | 25-May-09 | 5.86166% |
| 25-Apr-05 | 5.86152% | 25-Jun-09 | 5.86166% |
| 25-May-05 | 5.86153% | 25-Jul-09 | 5.86166% |
| 25-Jun-05 | 5.86153% | 25-Aug-09 | 5.86166% |
| 25-Jul-05 | 5.86154% | 25-Sep-09 | 5.86166% |
| 25-Aug-05 | 5.86154% | 25-Oct-09 | 5.86166% |
| 25-Sep-05 | 5.86155% | 25-Nov-09 | 5.86166% |
| 25-Oct-05 | 5.86155% | 25-Dec-09 | 5.86165% |
| 25-Nov-05 | 5.86156% | 25-Jan-10 | 5.86165% |
| 25-Dec-05 | 5.86156% | 25-Feb-10 | 5.86165% |
| 25-Jan-06 | 5.86157% | 25-Mar-10 | 5.86165% |
| 25-Feb-06 | 5.86157% | 25-Apr-10 | 5.86165% |
| 25-Mar-06 | 5.86157% | 25-May-10 | 5.86165% |
| 25-Apr-06 | 5.86158% | 25-Jun-10 | 5.86165% |
| 25-May-06 | 5.86158% | 25-Jul-10 | 5.86164% |
| 25-Jun-06 | 5.86159% | 25-Aug-10 | 5.86164% |
| 25-Jul-06 | 5.86159% | 25-Sep-10 | 5.86164% |
| 25-Aug-06 | 5.86159% | 25-Oct-10 | 5.86164% |
| 25-Sep-06 | 5.86160% | 25-Nov-10 | 5.86163% |
| 25-Oct-06 | 5.86160% | 25-Dec-10 | 5.86163% |
| 25-Nov-06 | 5.86160% | 25-Jan-11 | 5.86163% |
| 25-Dec-06 | 5.86161% | 25-Feb-11 | 5.86163% |
| 25-Jan-07 | 5.86161% | 25-Mar-11 | 5.86162% |
| 25-Feb-07 | 5.86161% | 25-Apr-11 | 5.86162% |
| 25-Mar-07 | 5.86162% | 25-May-11 | 5.86161% |
| 25-Apr-07 | 5.86162% | 25-Jun-11 | 5.86161% |
| 25-May-07 | 5.86162% | 25-Jul-11 | 5.86161% |
| 25-Jun-07 | 5.86162% | 25-Aug-11 | 5.86160% |
| 25-Jul-07 | 5.86163% | 25-Sep-11 | 5.86160% |
| 25-Aug-07 | 5.86163% | 25-Oct-11 | 5.86159% |
| 25-Sep-07 | 5.86163% | 25-Nov-11 | 5.86159% |
| 25-Oct-07 | 5.86163% | 25-Dec-11 | 5.86158% |
| 25-Nov-07 | 5.86164% | 25-Jan-12 | 5.86158% |
| 25-Dec-07 | 5.86164% | 25-Feb-12 | 5.86157% |
| 25-Jan-08 | 5.86164% | 25-Mar-12 | 5.86157% |
| 25-Feb-08 | 5.86164% | 25-Apr-12 | 5.86156% |
| 25-Mar-08 | 5.86164% | 25-May-12 | 5.86155% |
| 25-Apr-08 | 5.86165% | 25-Jun-12 | 5.86155% |
| 25-May-08 | 5.86165% | 25-Jul-12 | 5.86154% |
| 25-Jun-08 | 5.86165% | 25-Aug-12 | 5.86153% |
| 25-Jul-08 | 5.86165% | 25-Sep-12 | 5.86152% |
| 25-Aug-08 | 5.86165% | 25-Oct-12 | 5.86152% |
| 25-Sep-08 | 5.86165% | 25-Nov-12 | 5.86151% |
| 25-Oct-08 | 5.86165% | 25-Dec-12 | 5.86150% |
| 25-Nov-08 | 5.86165% | 25-Jan-13 | 5.86149% |
| 25-Dec-08 | 5.86166% | 25-Feb-13 | 5.86148% |
| 25-Jan-09 | 5.86166% | 25-Mar-13 | 5.86148% |
| 25-Feb-09 | 5.86166% | 25-Apr-13 | 5.86147% |
| 25-Mar-09 | 5.86166% | 25-May-13 | 5.86146% |

(1) Calculated on a 30/360 basis.

| Distribution Date | WAC Cap[1] |
|---|---|
| 25-Jun-13 | 5.86145% |
| 25-Jul-13 | 5.86144% |
| 25-Aug-13 | 5.86143% |
| 25-Sep-13 | 5.86142% |
| 25-Oct-13 | 5.86141% |
| 25-Nov-13 | 5.86139% |
| 25-Dec-13 | 5.86138% |
| 25-Jan-14 | 5.86137% |
| 25-Feb-14 | 5.86136% |
| 25-Mar-14 | 5.86135% |
| 25-Apr-14 | 5.86133% |
| 25-May-14 | 5.86132% |
| 25-Jun-14 | 5.86131% |
| 25-Jul-14 | 5.86129% |
| 25-Aug-14 | 5.86128% |
| 25-Sep-14 | 5.86126% |
| 25-Oct-14 | 5.86125% |
| 25-Nov-14 | 5.86123% |
| 25-Dec-14 | 5.86122% |
| 25-Jan-15 | 5.86120% |

(1) Calculated on a 30/360 basis.